

2022
ANNUAL REPORT

Dear Shareholders,

Against a challenging backdrop with limited realization activity and, consequently, incentive fees, GCM Grosvenor performed well in 2022. We delivered value for our clients while growing Fee Related Earnings and improving long term value for our shareholders.

The year was marked by rising inflation and interest rates, geopolitical instability, and market volatility. Resulting capital markets activity and transaction levels were low and traditional 60/40 diversified portfolios had their worst year since the global financial crisis as investors grappled with challenges within their portfolios. We were pleased to have been a firm that did not deliver those extreme challenges to our investors.

The alternative investment strategies we utilize, combined with our inherent diversification, enabled us to be a responsible steward of our clients' capital last year. The ability to be such a steward during volatile periods is one of our most critical responsibilities and greatest sources of value-add. Perhaps the greatest validation of this value-add is seen through the addition of $7.8 billion of new capital entrusted to us by clients throughout the year. We look forward to deploying that capital in an increasingly rational environment that we believe offers improved risk reward for patient and discerning investors across Private Equity, Real Estate, Infrastructure, and Absolute Return Strategies.

2022 marked our two-year anniversary as a public company and we have enjoyed many successes over that period. In addition to protecting client capital in a tough market environment, over the last two years we raised $17 billion of new capital, of which $9 billion was in fee accretive strategies such as co-investments, secondaries, and direct investments. We grew private markets fee-paying Assets Under Management ("AUM") and management fees by 32%, and now see private markets strategies comprising 63% of our fee-paying AUM, up from 54% just two years ago. This "double mix shift" towards more private markets and more fee-accretive strategies has been, and we believe will continue to be, a driving force for earnings growth

and shareholder return. We were also pleased to continue to realize some of the operating leverage inherent in our business with modest expansion of Fee Related Earnings margins.

We have continued to strategically invest in our business to capture white space and plant the seeds for future growth. We opened offices in Toronto, Canada and Frankfurt, Germany. We launched new efforts in Insurance Solutions, where we've seen strong results, and Sponsor Solutions through our new Elevate Strategy, which we launched in 2022 with a $500 million anchor investment.

We enter 2023 well-positioned to continue to provide value to our clients, shareholders, and team members. The strength of our investment capabilities across the full spectrum of alternatives ideally situates us to be a strategic partner to clients and deliver innovative investment solutions. Our $7.6 billion of committed but undeployed contracted not yet fee-paying AUM as of year-end provides dry powder to take advantage of investment opportunities and additional fuel for management fee growth over the coming years.

Our incentive fee earnings power, including $789 million of gross unrealized carried interest, provides meaningful upside to our earnings and our cash generation. Furthermore, combined with the stability of our management fees and balance sheet, it provides a strong foundation for our future growth.

We remain committed to generating significant shareholder value through both our earnings growth and return of capital.

Thank you for your continued confidence and trust.

Sincerely,

MICHAEL J. SACKS | *Chairman and Chief Executive Officer*
GCM Grosvenor

At GCM Grosvenor ——

*Culture is **key to our success.***
*Culture is **a defensible asset.***

Culture of...	COMPLIANCE: *Tone from the top*	SERVICE: *We succeed when our clients succeed*	EXCELLENCE: *People and performance*	DIVERSITY, EQUITY, AND INCLUSION



GCM Grosvenor By the Numbers[1]

THE FIRM

51+ YEARS
investing in alternatives

$74 BILLION
assets under management

529
employees

OUR PROFITABILITY[5]

$19.8 MILLION
2022 GAAP Net Income

$128.5 MILLION
2022 Fee Related Earnings

$149.3 MILLION
2022 Adjusted EBITDA

$94.4 MILLION
2022 Adjusted Net Income

OUR CAPITAL ALLOCATION

$159 MILLION
firm share of investments

$90 MILLION
buyback authorization[6]

OUR IMPACT

$21 BILLION
ESG and Impact AUM[2]

62% OF EMPLOYEES
based in the U.S. are women or ethnically diverse

54% OF SENIOR PROFESSIONALS
based in the U.S. are women or ethnically diverse

OUR ASSETS

$54 BILLION
Customized Separate Accounts AUM *(74% of total)*

$19 BILLION
Specialized Funds AUM *(26% of total)*

$51 BILLION
Private Markets Strategies AUM *(includes $29 billion Private Equity, $6 billion Real Estate, $11 billion Infrastructure)*

$23 BILLION
Absolute Return Strategies AUM

$12 BILLION
Alternative Credit AUM[2]

OUR REVENUE DRIVERS

$59 BILLION
Fee Paying AUM

$8 BILLION
Contracted Not Yet Fee Paying AUM

$368 MILLION
Firm share of unrealized carried interest[3]

$30 MILLION
Run-rate annual performance fees[4]

1. As of and for the year ended December 31, 2022.

2. Alternative Credit and ESG / Impact Investments overlap with investments in private market strategies and absolute return strategies.

3. Firm share represents net of contractual obligations but before discretionary cash-based incentive fee.

4. Run-Rate Annual Performance Fees reflect the potential annual performance fees generated by performance fee-eligible AUM at an 8% gross return for both multi-strategy and credit strategies, and a 10% gross return for specialized opportunity strategies, before cash-based incentive fee related compensation.

5. GAAP Net Income represents Net Income attributable to GCM Grosvenor Inc. Fee Related Earnings, Adjusted EBITDA and Adjusted Net Income are non-GAAP financial measures. See Part II, Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations—Summary of Non-GAAP Financial Measures" of our Annual Report on Form 10-K, which is included in this Annual Report, for more information about these non-GAAP financial measures and a reconciliation of each measure to the most directly comparable GAAP measure.

6. Following the November 2022 increase to the authorization by the Board of Directors; $45.5 million remained available as of December 31, 2022.

Notes and disclosures

Financial metrics and employee, assets under management, and commitment data presented herein as of December 31, 2022.

GCM Grosvenor (Nasdaq: GCMG) is a global alternative asset management solutions provider across private equity, infrastructure, real estate, credit, and absolute return investment strategies.

For any questions, please contact GCM Grosvenor Investor Relations at investorrelations@gcmlp.com.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 10-K
_____

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022
OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 001-39716
_____

GCM Grosvenor Inc.
(Exact Name of Registrant as Specified in Its Charter)
_____

Delaware		**85-2226287**
(State or Other Jurisdiction of Incorporation or Organization)		(I.R.S. Employer Identification No.)
900 North Michigan Avenue, Suite 1100 Chicago, IL		**60611**
(Address of Principal Executive Offices)		(Zip Code)

312-506-6500
Registrant's telephone number, including area code
_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	GCMG	The Nasdaq Stock Market LLC
Warrants to purchase shares of Class A common stock	GCMGW	The Nasdaq Stock Market LLC

Securities registered pursuant to section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2022, the last business day of the registrant's most recently completed second fiscal quarter, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $288.4 million, based on the closing price of the registrant's common stock on the Nasdaq Stock Market on June 30, 2022 of $6.85 per share.

As of February 21, 2023, there were 41,611,742 shares of the registrant's Class A common stock, par value $0.0001 per share, outstanding and 144,235,246 shares of the registrant's Class C common stock, par value $0.0001 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

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Table of Contents

BASIS OF PRESENTATION

As used in this Annual Report on Form 10-K, unless as the context requires otherwise, as used herein, references to "GCM," the "Company," "we," "us," and "our," and similar references refer collectively to GCM Grosvenor Inc. and its consolidated subsidiaries.

Unless the context otherwise requires, references in this Annual Report on Form 10-K to:

- "A&R LLLPA" are to the Fifth Amended and Restated Limited Liability Limited Partnership Agreement of GCMH;
- "AUM" are to assets under management;
- "Business Combination" or "Transaction" are to the transactions contemplated by the Transaction Agreement;
- "Business Combination Lock-up Period" are to (a) with respect to the voting parties, the period beginning on the Closing Date and ending on the date that is the 3rd anniversary of the Closing Date and (b) with respect to the CF Sponsor, the period beginning on the Closing Date and ending on the date that is the 18th month anniversary of the Closing Date, subject to early expiration;
- "Bylaws" are to our Amended and Restated Bylaws;
- "CAGR" are to compound annual growth rate;
- "CFAC" are to CF Finance Acquisition Corp., a Delaware corporation;
- "CF Investor" are to CF GCM Investor, LLC, a Delaware limited liability company;
- "CF Sponsor" are to CF Finance Holdings, LLC, a Delaware limited liability company;
- "Charter" are to our Amended and Restated Certificate of Incorporation;
- "Class C Share Voting Amount" are to the "Class C Share Voting Amount," as such term is defined in our Charter, which is generally a number of votes per share equal to (1) (x) an amount of votes equal to 75% of the aggregate voting power of our outstanding capital stock (including for this purpose any Includible Shares), minus (y) the total voting power of our outstanding capital stock (other than the Class C common stock) owned or controlled, directly or indirectly, by the Key Holders (including any Includible Shares), divided by (2) the number of shares of Class C common stock then outstanding;
- "clients" are to persons who invest in our funds, even if such persons are not deemed clients of our registered investment adviser subsidiaries for purposes of the Investment Advisers Act 1940, as amended;
- "Closing" are to the consummation of the Business Combination;
- "Closing Date" are to November 17, 2020;
- "Code" are to the U.S. Internal Revenue Code of 1986, as amended;
- "Class A common stock" are to our Class A common stock, par value $0.0001 per share;
- "Class B common stock" are to our Class B common stock, par value $0.0001 per share;
- "Class C common stock" are to our Class C common stock, par value $0.0001 per share;
- "FPAUM" are to fee-paying AUM;
- "GCMG" are to GCM Grosvenor Inc., which was incorporated in Delaware as a wholly owned subsidiary of Grosvenor Capital Management Holdings, LLLP, formed for the purpose of completing the Transaction. Pursuant to the Transaction, Grosvenor Capital Management Holdings, LLLP cancelled its shares in GCM Grosvenor Inc. no longer making GCM Grosvenor Inc. a wholly owned subsidiary of Grosvenor Capital Management Holdings, LLLP;
- "GCM Grosvenor" are to GCMH, its subsidiaries, and GCM, LLC;
- "GCM LLC" are to GCM, L.L.C., a Delaware limited liability company;
- "GCM private placement warrants" are to the warrants for Class A common stock (which are in identical form of private placement warrants but in the name of GCM Grosvenor Inc.);
- "GCM V" are to GCM V, LLC, a Delaware limited liability company;
- "GCMH" are to Grosvenor Capital Management Holdings, LLLP, a Delaware limited liability limited partnership;
- "GCM Funds" and "our funds" are to GCM Grosvenor's specialized funds and customized separate accounts;
- "GCMHGP LLC" are to GCMH GP, L.L.C., a Delaware limited liability company;
- "GCMH Equityholders" are to Holdings, Management LLC, Holdings II, and GCM Progress Subsidiary LLC;

- "GCMLP" are to Grosvenor Capital Management, L.P., an Illinois limited partnership;
- "Grosvenor common units" are to units of partnership interests in GCMH entitling the holder thereof to the distributions, allocations, and other rights accorded to holders of partnership interests in GCMH following the Grosvenor Redomicile and LLLPA Amendment;
- "Holdings" are to Grosvenor Holdings, L.L.C., an Illinois limited liability company;
- "Holdings II" are to Grosvenor Holdings II, L.L.C., a Delaware limited liability company;
- "Includible Shares" are to any shares of our voting stock issuable in connection with the exercise (assuming, solely for this purpose, full exercise and not net exercise) of all outstanding options, warrants, exchange rights, conversion rights or similar rights to receive voting stock of GCM Grosvenor Inc., in each case owned or controlled, directly or indirectly, by the Key Holders, but excluding the number of shares of Class A common stock issuable in connection with the exchange of Grosvenor common units, as a result of any redemption or direct exchange of Grosvenor common units effectuated pursuant the A&R LLLPA;
- "IntermediateCo" are to GCM Grosvenor Holdings, LLC (formerly known as CF Finance Intermediate Acquisition, LLC), a Delaware limited liability company;
- "Key Holders" are to Michael J. Sacks, GCM V and the GCMH Equityholders;
- "lock-up shares" are to (a) with respect to the CF Sponsor, the shares of CFAC common stock held by the CF Sponsor on the Closing Date or received by CF Sponsor in connection with the Business Combination, any warrants to purchase shares of CFAC common stock held by the CF Sponsor on the Closing Date or received by CF Sponsor in connection with the Business Combination, and any shares of CFAC common stock issued to the CF Sponsor upon exercise of any such warrants to purchase CFAC common stock and (b) with respect to the voting parties, (i) the shares of our common stock received by the voting parties on the Closing Date, (ii) any shares of our common stock received by any voting party after the Closing Date pursuant to a direct exchange or redemption of Grosvenor common units held as of the Closing Date under the A&R LLLPA and (iii) the GCM private placement warrants held by the voting parties as of the Closing Date and any shares of our common stock issued to the voting parties upon exercise thereof;
- "Management LLC" are to GCM Grosvenor Management, LLC, a Delaware limited liability company;
- "Mosaic" are to Mosaic Acquisitions 2020, L.P.;
- "Mosaic Transaction" are to a transaction, effective January 1, 2020, by which GCMH and its affiliates transferred certain indirect partnerships interests related to historical investment funds managed by GCMH and its affiliates to Mosaic;
- "NAV" are to net asset value;
- "PIPE Investors" are to the qualified institutional buyers and accredited investors that agreed to purchase shares of Class A common stock in a private placement in connection with the execution of the Transaction Agreement and the Business Combination;
- "Registration Rights Agreement" are to that certain Amended and Restated Registration Rights Agreement to be entered into by and among us, the CF Sponsor, the GCMH Equityholders and the PIPE Investors;
- "Sponsor Support Agreement" are to that certain Sponsor Support Agreement, dated as of August 2, 2020, by and among the CF Sponsor, CFAC, GCMH and Holdings;
- "Stockholders' Agreement" are to that certain Stockholders' Agreement to be entered into by and among us, the GCMH Equityholders and GCM V;
- "Sunset Date" are to the date the GCMH Equityholders beneficially own a number of voting shares representing less than 20% of the number of shares of Class A common stock beneficially owned by the GCMH Equityholders immediately following the Closing Date (assuming, for this purpose, that all outstanding Grosvenor common units are and were exchanged at the applicable measurement time by the GCMH Equityholders for shares of Class A common stock in accordance with the A&R LLLPA and without regard to the lock-up or any other restriction on exchange);
- "Transaction Agreement" are to the definitive transaction agreement, dated as of August 2, 2020, by and among CFAC, IntermediateCo, the CF Sponsor, GCMH, the GCMH Equityholders, GCMHGP LLC, GCM V and us;
- "Underlying funds" are to the investment vehicles managed by third-party investment managers in which GCM Funds invest;

- "TRA Parties" are to the GCMH LLLP Equityholders, and their successors and assigns with respect to the Tax Receivable Agreement ("TRA");
- "Voting shares" are to our securities that are beneficially owned by a voting party that may be voted in the election of our directors, including any and all of our securities acquired and held in such capacity subsequent to the date of the Transaction Agreement; and
- "Warrant Agreement" are to that certain Warrant Agreement, dated as of December 12, 2018, between Continental Stock Transfer & Trust Company and CFAC.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K, including, but not limited to, statements regarding our future results of operations or financial condition; business strategy and plans; and market opportunity may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, equity compensation, business strategy, plans, market growth and our objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only current expectations and predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the historical performance of GCM Grosvenor's funds may not be indicative of GCM Grosvenor's future results; risks related to redemptions and termination of engagements; the variable nature of GCM Grosvenor's revenues; competition in GCM Grosvenor's industry; effects of government regulation or compliance failures; market, geopolitical and economic conditions; identification and availability of suitable investment opportunities; risks related to the performance of GCM Grosvenor's investments; and the other important factors discussed under the caption "Risk Factors" in this Annual Report on Form 10-K. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" in this Annual Report on Form 10-K, that represent challenges that we face in connection with the successful implementation of our strategy and the growth of our business. In particular, the following considerations, among others, may offset our competitive strengths or have a negative effect on our business strategy, which could cause a decline in the price of shares of our Class A common stock or warrants:

- The historical performance of our funds should not be considered as indicative of the future results of our operations or any returns expected on an investment in our Class A common stock;

- Investors in our open-ended, specialized funds may generally redeem their investments in these funds on a periodic basis. Investors in most of our closed-ended, specialized funds may terminate the commitment periods of these funds or otherwise cause our removal as general partner of these funds under certain circumstances;

- Our business and financial condition may be materially adversely impacted by the variable nature of our revenues, and in particular the performance-based aspect of certain of our revenues and cash flows;

- The industry in which we operate is intensely competitive. If we are unable to compete successfully, our business and financial condition could be adversely affected;

- A decline in the pace or size of fundraising or investments made by us on behalf of our funds may adversely affect our revenues;

- We are subject to numerous conflicts of interest that are both inherent to our business and industry and particular to us;

- Our entitlement to receive carried interest from many of our funds may create an incentive for us to make more speculative investments and determinations on behalf of a fund than would be the case in the absence of such arrangement;

- Our international operations subject us to numerous risks;

- Our indebtedness may expose us to substantial risks;

- Extensive government regulation, compliance failures and changes in law or regulation could adversely affect us;

- Difficult market, geopolitical and economic conditions can adversely affect our business in many ways, including by reducing the value or performance of the investments made by our funds, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital;

- If the investments we make on behalf of our funds perform poorly, we may suffer a decline in our revenues;

- The loss of experienced and senior personnel could have a material adverse effect on our business and financial condition;

- We intend to expand our business and may enter into new lines of business or geographic markets, which may result in additional risks and uncertainties in our business; and

- Operational risks may disrupt our business, damage our reputation, result in financial losses or limit our growth.

Part I.

ITEM 1. BUSINESS

Our Company

Over our 51-year history we have been a leading global alternative asset management solutions provider. We invest across all major alternative investment strategies and are highly flexible in how we structure our solutions to meet each client's specific needs. As of December 31, 2022, we had $73.7 billion in AUM.

We collaborate with our more than 500 clients as of December 31, 2022 to invest on their behalf across the private and public markets, either through portfolios customized to meet a client's specific objectives or through specialized funds that are developed to meet broad market demands for strategies and risk-return objectives. Our clients include large, sophisticated, global institutional investors and a growing non-institutional client base. In both cases, our clients rely on our investment expertise and differentiated investment access to navigate the alternatives market. As one of the pioneers of customized separate account solutions, we are equipped to provide investment services to clients with a wide variety of needs, internal resources and investment objectives, and our client relationships are deep and frequently span decades.

As of December 31, 2022, we had 529 employees, including 170 investment professionals, operating in eight offices throughout the United States and in Frankfurt, Hong Kong, London, Seoul, Tokyo, and Toronto.

For the years ended December 31, 2022 and 2021, our total management fees were $367 million and $351 million, respectively, total operating revenues were $447 million and $532 million, respectively, our net income was $20 million and $21 million, respectively, our fee related earnings were $129 million and $120 million, respectively, and our adjusted net income was $94 million and $119 million, respectively.

We believe our history, experience, expertise and scale across the full range of alternative investment strategies, combined with our flexible implementation approach, are key differentiators and position us well to provide a strong value proposition for clients. In addition, we believe our culture, which is rooted in values of integrity and responsibility, is a key intangible asset to all our stakeholders.

Investment Strategies


Real Estate
$5.5bn
Absolute Return
$23.0bn
Primary
Alternative Credit
$11.9bn
Direct
$74bn
Assets under Management 1
Co-Invest
Private Equity
$29.1bn
Secondary
Infrastructure
$11.1bn
ESG / Impact
$21.1bn

[1] AUM as of December 31, 2022; ESG / Impact and Alternative Credit investments overlap with investments in other strategies.

We operate at scale across the full range of private markets and absolute return strategies. Private markets and absolute return strategies are primarily defined by the liquidity of the underlying securities purchased, the length of the client

commitment, and the form and timing of incentive fees. We offer the following private markets and absolute return investment strategies:

Private Markets

Private Markets represents $50.7 billion of AUM, or 69% of total AUM. Private Markets consists of Private Equity, Infrastructure and Real Estate as well as certain strategies that span the full breadth of the platform, which are addressed in more detail below.

- *Private Equity.* We are a recognized industry leader in private equity with global capabilities investing in primary funds, secondaries and co-investments. As of December 31, 2022, we managed $29.1 billion of AUM in private equity strategies.

- *Infrastructure.* We are a leading open architecture infrastructure platform with nearly two decades of experience. Our investment activities span geographies, infrastructure subsectors, and include fund investing, secondary investing and direct investing. As of December 31, 2022, we managed $11.1 billion of AUM in infrastructure strategies.

- *Real Estate.* We manage real estate investment portfolios through a flexible investment platform to provide differentiated exposure to opportunistic real estate investments, primarily in North America. We are a leader in seeding new platforms, joint venture investing, and other creative and innovative implementation methods to access attractive real estate returns. As of December 31, 2022, we managed $5.5 billion of AUM in real estate strategies.

Absolute Return Strategies

- *Absolute Return Strategies.* We have been investing in hedge fund strategies for over 50 years. We are an experienced and scaled platform with a leading capability in providing customized solutions. As of December 31, 2022, we managed $23.0 billion of AUM in our absolute return strategies, or 31% of our total AUM.

Strategies Across Private Markets and Absolute Return Strategies

- *Middle Market and Small, Emerging, and Diverse Managers.* Over the past 30 years, we have developed a market-leading, dedicated effort to investing in and alongside middle market and small and emerging managers, which we believe adds significant, differentiated value to our clients. In addition, we have invested with diverse managers for approximately 20 years, consistent with our firm's commitment to seeking the best possible risk-adjusted investment returns for our clients. We believe diverse managers represent a compelling, yet undercapitalized investment opportunity in the alternatives universe. In the fourth quarter of 2022, we launched the GCM Grosvenor Elevate strategy ("Elevate") with a $500 million anchor investment. Elevate is a natural extension of our existing platform and is focused on making catalytic seed investments in small, emerging, and diverse investor entrepreneurs to help build and scale their investment firms. As of December 31, 2022, we managed $17.9 billion of AUM in small and emerging managers and $13.1 billion of AUM in diverse managers.

- *Alternative Credit.* We are a leader in alternative credit investing and our one firm approach to the asset class provides us with a competitive advantage. Our activities cover the liquidity spectrum across structured credit, corporate credit, distressed, direct lending, and real assets. As of December 31, 2022, we managed $11.9 billion of AUM in alternative credit strategies.

- *Opportunistic Investing.* Our Strategic Investments Group combines our unparalleled deal sourcing platform with the flexibility to capture an evolving opportunity set across asset classes, liquidity profiles, capital structures and geographies. We integrate this deal sourcing capability and flexible mandate with a seamless execution process that has allowed our Strategic Investments Group to become one of the leading opportunistic investing platforms in the marketplace. Total AUM for our Strategic Investments Group is $5.0 billion as of December 31, 2022.

- *ESG and Impact Strategies.* We have implemented ESG and Impact solutions for clients for over two decades. We were early adopters of offering clients choice around the inclusion of Environmental, Social, Governance, and/or Impact factors into their portfolio construction. We have been consistently committed to helping our clients achieve their ESG and/or Impact objectives by designing solutions that meet our clients' varied goals, priorities, and risk tolerances. As of December 31, 2022, we managed $21.1 billion of AUM in ESG and Impact investments.

Client Offerings and Value Proposition

We strive to put our clients' needs first, and a key to doing that is by providing solutions across alternatives strategies with a high degree of flexibility. Within each investment strategy, we make primary investments in funds managed by third-party managers, which we refer to as primary fund investments; we acquire secondary stakes in such funds, which we refer to as secondaries; we co-invest alongside such primary fund managers, which we refer to as co-investments; and we invest directly into operating businesses and operating assets, which we refer to as direct investing. A number of our clients utilize multiple strategies and approaches.

From a structural standpoint, we offer investment portfolios to clients in two broad categories:

- *Customized separate accounts*. We construct customized portfolios to meet our clients' specific objectives with regards to asset classes, implementation types, return, risk tolerance, diversification, liquidity and other factors. Generally available for commitments of $100 million or more, customized separate accounts comprised $54.3 billion, or 74% of our AUM as of December 31, 2022.

- *Specialized funds*. We organize, invest and manage specialized primary, secondary and direct/co-investment and multi-asset class funds across both private markets and absolute return strategies. Since 2015, we have increased our focus on building our offering of specialized funds particularly within private market strategies to leverage our existing investment capabilities and expand our investor footprint. Our product offerings have grown steadily since focusing in this area. Our specialized funds comprised $19.4 billion, or 26% of our AUM as of December 31, 2022.

We believe that our strong economic value proposition helps create a moat around our strategic partnerships with our clients, which in turn helps foster long-term relationships. Depending on the program, we offer our clients fee savings and preferential terms as well as access to proprietary capacity or deal flow.

Beyond our strong economic value proposition, for many of our large clients we also provide value-add ancillary services, including fund administration, portfolio risk management and research access. Clients also can benefit from the scale of GCM Grosvenor's data and technology systems.

Global Footprint and Diversified Client Base

Our client base is highly tenured, in large part due to the aforementioned strength of our value proposition. Our 25 largest clients by AUM have been with us for an average of approximately 14 years and 88% of these clients have expanded their investment relationship with us over the last three years. Across our customized separate accounts, capital raised from existing clients was more than 69% of the total capital raised in 2022 and has typically been 50%-80% of total annual capital raised historically. Notably, capital from existing clients has pertained to both existing programs and new portfolios in different investment strategies, and cross-selling has traditionally been a driver of the firm's growth. As of December 31, 2022, 50% of our top 50 clients by AUM worked with us in multiple investment strategies (i.e., private equity, infrastructure, real estate, and absolute return strategies), compared to 48% as of December 31, 2021. Our existing clients continue to be a significant source of fundraising.

We had over 500 institutional clients as of December 31, 2022, which were broadly diversified by type, size, geography, and revenue. Our clients include some of the world's largest pension funds, sovereign wealth entities, corporations, financial institutions, and insurance corporations. Our non-institutional client base includes family offices and high-net-worth and mass affluent individuals.


Our client base is
institutional and stable
% of AUM
Financial Institutions
4%
Other
10%
Insurance
3%
Retail / Non-Institutional
4%
Corporation
8%
Government/ Sovereign
13%
Pensions
58%


Our client base is
global
% of AUM
Rest of world
5%
EMEA
10%
APAC
23%
Americas
62%


Our client base is
diversified
% of management fees
No single client contributes more than 5% of our management fees
Top 1-10
21%
Top 11-20
14%
Other
65%

Note: AUM as of December 31, 2022. Management fees for the twelve months ended December 31, 2022.

Over our history we have continued to expand our global footprint, which we believe provides us with the opportunity to in turn continue to benefit from the ongoing global growth of the alternative asset management industry. We operate in eight primary offices in seven countries. We serve clients from 33 countries and have deployed capital in over 100 countries across a wide range of investment strategies.


London
Frankfurt
Toronto
Chicago
New York
Seoul
Tokyo
Hong Kong
Primary offices
Identifies geographies where GCM Grosvenor's clients are based or where capital has been deployed
8 primary offices around the globe
529 employees and 170 investment professionals
6,500+ managers tracked in our proprietary database
Clients and investors in 33 countries
Capital deployed across 100+ countries

Note: As of December 31, 2022.

Our History

Since the launch of our first multi-manager absolute return portfolio more than 50 years ago, we have specialized in creating and managing alternative investment portfolios on behalf of our clients. From 1971 to the mid-1990s, we provided

specialized absolute return portfolios primarily to high-net-worth and family office investors. During the 1990s, we began to expand our absolute return service offerings and have since developed an institutional-quality operating infrastructure.

Starting in the early 1990s, we increased our emphasis on customized portfolios and broadened our absolute return advisory service offerings. As our assets grew and we strengthened our relationships with managers, we sought to use our scale, experience and industry relationships to tailor investment mandates and negotiate for improved terms for our clients. Over the years, we expanded our global presence through the opening of offices in Europe and Asia to support our growing institutional client base.

In January 2014, we further evolved by adding complementary private markets capabilities through our acquisition of the Customized Fund Investment Group from Credit Suisse Group AG, which was established in 1999. The acquisition added private equity, infrastructure and real estate investment strategies to our business and has been a success both economically and culturally with a commitment to a "one firm" model that is collaborative across investment strategies. We believe this "one firm" culture across the entire range of alternative investment strategies is an important differentiator for us because it enhances the overall value proposition for our clients.

Today, we continue to evolve and expand the ways in which we provide solutions to our global clients. In 2021, we opened new offices in Toronto, Canada and Frankfurt, Germany, and launched GCM Grosvenor Insurance Solutions in an effort to more effectively deliver our alternative investment solutions to the multi-trillion dollar insurance market. In the fourth quarter of 2022, we launched Elevate with a $500 million anchor investment. Elevate is a natural extension of our existing platform and is focused on making catalytic seed investments in small, emerging, and diverse investor entrepreneurs to help build and scale their investment firms.

Our Market Opportunity

The alternative asset management industry continues to see strong growth. According to a 2022 report by Preqin, total alternative AUM is expected to grow from $14 trillion in 2021 to more than $23 trillion in 2027.

Several trends and developments have shaped the alternative investing industry and continue to serve as the primary drivers of our growth:

Growth in Institutional Wealth

Global institutional wealth has increased significantly in recent years and is expected to continue to grow. According to a 2022 report from PricewaterhouseCoopers ("PwC"), total global assets under management for the asset and wealth management market is expected to increase from $127.5 trillion in 2021 to approximately $157.2 trillion in 2026. Continued growth in the investable capital base of these investors is expected to continue to support growth in the alternative investment strategies. Despite volatility in the financial markets in 2022, the longer-term trend remains.

Growth in Allocations to Alternative Investment Strategies

Within the institutional client base, defined benefit pension schemes have found it difficult to achieve targeted returns to meet rising pension fund obligations within a framework of conventional asset allocations to equities and bonds. While this challenge in part originated in the low yield environment of the decade following the financial crisis of the late 2000s, market volatility stemming from rising inflation and interest rates has not lessened the need for alternative investment strategies. In response, pension fund allocations to alternative investment strategies have increased as a means to improve returns to meet these long-term obligations. Similarly, insurance investors have increased their appetite for risk assets, but credit quality and liquidity needs remain key priorities, providing an opportunity for strategies and structures that address those concerns.

Despite the slowdown of the global economy in 2022, according to the 2022 Global Alternative Fund Survey conducted by Ernst & Young, 92% of surveyed institutional investors plan to maintain or increase their current allocations to private equity in 2023. Based on the same survey, 87% of institutional investors plan to maintain or increase their allocations to absolute return strategies. Those numbers are even higher for infrastructure and alternative credit.

Non-institutional capital, which we define as being comprised of high-net-worth, mass affluent and retail investors, also represents a significant market opportunity. Analysis by PwC anticipates that high-net-worth and mass affluent individuals will have approximately $203 trillion of assets available for investment by 2025. Relative to institutional investors, non-institutional investors are generally newer to investing in alternatives and consequently the products and structures offered to this group continue to evolve. The flexibility of our platform and breadth of our offerings consequently positions us well to capture a greater share of this significant market.

Importance of Sourcing

Growth in the alternative asset management industry over the past two decades has created a competitive environment. According to Preqin data, the number of active fund management firms is expected to increase by 21% from approximately 28,000 in 2018 to approximately 34,000 in 2023. Consequently, more managers compete for capital and also investments, making careful sourcing and evaluations of both managers and transactions critical to generating strong performance.

In addition, a combination of growing inflation, tightening monetary and fiscal policy and high market volatility creates a backdrop for improving alpha generation and also potentially creates higher dispersion in performance. Consequently, our expertise in sourcing alpha generating investment opportunities will be paramount to continued return generation, which is rooted in the breadth and depth of our manager and industry relationships combined with our rigorous due diligence process.

We believe investors will increasingly look to the scale, experience and platform of firms like us to identify high performing investments. Our broad strategy set and flexible implementation platform enables clients to access different investment strategies at different points in economic cycles.

Alternatives Are Now Increasingly a Portfolio Mainstay

Alternative investment strategies have established a track record of strong returns and outperformance versus both the fixed income and public equity markets in the longer term. In addition to strong absolute and relative returns, alternative investments provide diversification, offer an inflation hedge, typically have low correlation to other asset classes and generate relatively stable income. As a result, we expect alternative investment strategies to continue to play an important role in institutional portfolios in the future.

Increasing Focus on ESG and Impact Investing

ESG and Impact investing are increasingly top of mind for many investors and we believe this growth will continue. We have been consistently committed to helping our clients achieve their ESG and Impact objectives by offering choice and designing solutions at their request and specific to our clients' varied goals, priorities and risk tolerances.

In addition, certain investors increasingly seek a data-driven approach to evaluating success and impact in these areas of investment. We believe we are currently ahead of the industry curve in our ability to flexibly integrate ESG and Impact investment considerations where appropriate, which positions us well with these clients.

Data and Technology Are Important for Investors

Extensive data and technology infrastructure are becoming more important as investors demand greater analytics and transparency. As a result, investors are increasingly seeking to work with firms that not only have a proven track record of investing across multiple investment strategies but are also highly sophisticated in their non-investment functions such as portfolio monitoring, reporting, accounting, legal and compliance, operations and data analysis.

Given our long history in the market and the resulting depth and scale of our relationships and investments, we believe we have one of the most comprehensive sets of data in the industry. In addition, our information advantage spans the breadth of private markets and absolute return investment strategies, which is essential in sourcing differentiated, high-quality investment opportunities. For example, as of December 31, 2022, we tracked more than 6,500 managers across our platform. Our extensive proprietary data and analytics capabilities drive our investment selection decisions, helping us generate consistently strong investment returns.

Our Competitive Strengths

We Offer the Full Breadth of Alternative Investment Strategies

We are one of the few solutions providers globally with breadth and flexibility of execution across a broad spectrum of alternative investment strategies (private markets, including private equity, infrastructure, real estate and alternative credit, and absolute return strategies) and implementation methodologies (primary fund investments, secondaries, co-investments and direct investments). We believe this offers us a unique vantage point as we sit at the intersection of a tremendous amount of

market intelligence and deal flow across our entire platform. As investors try to limit the number of asset manager relationships they maintain by trimming duplicative strategies and managers, they have increasingly turned their focus on a smaller number of solutions providers like us that offer access to multiple investment strategies. According to Preqin's *H1 2020 Investor Outlook Report on Alternative Assets*, approximately 52% of institutional investors invest in two or more alternative investment strategies. As of December 31, 2022, 50% of our top 50 clients by AUM worked with us in multiple investment strategies.

We Are a Market Leader in Customized Alternative Investment Solutions

The institutional investor community has increasingly embraced tailored investment programs that are different from the one-size-fits-all solution offered by specialized funds. We believe we were pioneers in the customized separate account / strategic partnership / solutions business, having launched our first absolute return-focused customized separate account in 1996 and our first private markets separate account in 1999. In our customized programs we are deeply embedded with our clients and customized investment solutions provide the ability for a collaborative relationship between clients and asset managers, which can enable clients to address specific interests, issues and needs. Our customized separate account relationships have long tenures and high re-up rates. Capital deployment is typically highly programmatic, meaning re-ups in the case of closed-end programs typically occur every few years. As of December 31, 2022, we had $54.3 billion in AUM across our customized separate accounts for 152 clients across 248 customized portfolios.

We Use our Size, Scale and More Than 50-Year History to Drive a Strong Value Proposition

Over 50-years of industry participation and leadership has afforded us with a vast network of relationships across the full spectrum of the alternatives landscape. Today, we seek to capture the benefits of these relationships, further amplified by our scale as a $73.7 billion investor as of December 31, 2022, to our clients. Depending on the program, we offer our clients fee savings and preferential terms, access to hard to access managers, and proprietary deal flow. In addition, certain investment approaches including co-investing and investing in secondaries rely on the breadth of our firm network from a sourcing and intelligence standpoint.

Leader in ESG and Impact Investment Strategies

As of December 31, 2022 we had $21.1 billion of AUM allocated to ESG and Impact investments, which has increased at a 24% CAGR since 2019. We have dedicated efforts in a number of ESG- and Impact-related themes, including infrastructure investments where we believe partnering with union labor enhances risk-adjusted returns, investing with firms owned by women or minority professionals, and other themes like regionally targeted and clean energy. We believe that we were early adopters of offering clients choice around the integration of ESG and Impact factors into their portfolio construction. We have been committed to helping our clients achieve their ESG and Impact objectives by designing, at their request, solutions that meet our clients' varied goals, priorities, and risk tolerances. Classification as ESG and Impact is based on the assessment of each such investment by GCM Grosvenor investment team members. There is subjectivity in placing an investment in a particular category, and conventions and methodologies used by GCM Grosvenor in categorizing investments and calculating the data presented may differ from those used by other investment managers.


ESG and Impact AUM by Strategy
$21 billion
Total ESG AUM
$13 billion
Diverse Managers
$2 billion
Regionally Targeted/ Inclusive Finance
$3 billion
Clean Energy
$2 billion
Workforce Standards/ Labor Impact
$7 billion
Other ESG and Impact

Note: Some investments are counted in more than one ESG category.

Given our size and scale, we believe we are uniquely placed to engage with stakeholders in our industry and beyond about ESG and Impact factors. Therefore, we are engaged in multiple partnerships with organizations committed to enhancing greater industry transparency and measurement of ESG and Impact factors where appropriate for certain client programs.

Strong Long-Term Performance Across Breadth of Alternative Investment Strategies

As shown below, for our realized and partially realized investments, we have outperformed the respective market benchmarks across all of our private markets strategies on an inception-to-date basis as of September 30, 2022. ***Past performance is not indicative of future results.***

($ in millions, unless otherwise mentioned)

	Outperformance of PME by	PME Index	Annualized Returns Since Inception	Inception Date
Private Equity				
Primary Fund Investments[1]	3.4 %	S&P 500	14.0 %	2000
Secondaries Investments[2]	8.6 %	S&P 500	20.5 %	2014
Co-Investments/Direct Investments[3]	5.0 %	S&P 500	21.5 %	2009
Infrastructure[4]	6.1 %	MSCI World Infrastructure	12.9 %	2006
Real Estate[5]	7.7 %	FNERTR Index	20.3 %	2010
ESG and Impact Strategies				
Diverse Managers[6]	8.2 %	S&P 500	23.2 %	2007
Labor Impact Investments	N/A	MSCI World Infrastructure	N/A	N/A

Note: Returns for each strategy are presented from the date the firm established a dedicated team focused on such strategy through September 30, 2022. Investment net returns are net of investment-related fees and expenses, including fees paid to underlying managers, but do not reflect management fees, performance fees, or carried interest to GCM Grosvenor or any expenses of any account or vehicle GCM Grosvenor manages. Data does not include investments that were transferred at the request of investors prior to liquidation and are no longer managed by GCM Grosvenor.

_____

(1) Reflects primary fund investments since 2000. Excludes certain private markets credit fund investments outside of private equity programs.

(2) GCM Grosvenor established a dedicated private equity secondaries vertical in September 2014. Track record reflects all secondaries investments since the new vertical was formed.

(3) GCM Grosvenor established a dedicated Private Equity Co-Investment Sub-Committee and adopted a more targeted, active co-investment strategy in December 2008. Track record reflects co-investments/direct investments made since 2009.

(4) Reflects infrastructure investments since 2006. Infrastructure investments exclude labor impact investments.

(5) Reflects real estate investments since 2010. In 2010, GCM Grosvenor established a dedicated Real Estate team and adopted a more targeted, active real estate strategy.

(6) Since 2007.

	Annualized Returns Since Inception - Period Ended December 31, 2022	Inception Date
Absolute Return Strategies	6.7 %	1996
GCMLP Diversified Multi-Strategy Composite	7.7 %	1993

Note: Absolute Return Strategies (Overall) is since 1996. GCMLP Diversified Multi-Strategy Composite is since 1993.

For additional details on our investment performance and explanatory footnotes, please see "— Investment Performance". In addition to our investment performance, we believe clients value our services and support in portfolio monitoring, reporting, accounting, legal and compliance, operations and data analysis functions.

Scalable and Predictable Business Model

The strength of our business model is derived from the following valuable attributes:

- *High management fee centricity.* For each of the years ended December 31, 2022 and 2021, net management fees were $356.4 million and $340.8 million, respectively, compared to $13.9 million and $55.5 million of net incentive fees attributable to GCM Grosvenor, respectively.

- *Stable management fee base.* Our management fee stability is rooted in the long-dated nature of our investment programs. As of December 31, 2022, more than $31.3 billion of our AUM is in evergreen programs - $23.0 billion in absolute return strategies and $8.3 billion in private markets evergreen programs, defined as those with an open-ended structure or NAV target. In addition, as of December 31, 2022, 73% of our AUM in private markets strategies, or $37.3 billion of our AUM, had a remaining tenor of seven years or more.

- *Significant visibility into future growth.* We have experienced steady growth in the fee-paying AUM ("FPAUM") that drives our management fees; as of December 31, 2022, we had $58.9 billion in FPAUM and, consequently, management fees have historically been also largely predictable. As of December 31, 2022, we also had an additional approximately $7.6 billion of contracted not yet fee-paying AUM on which we expect to start charging management fees, under existing contracts, over the course of applicable commitments periods that extend for approximately the next three years, bolstering our potential FPAUM growth over the next several years.

- *Additional earnings power from incentive fees.* Though subject to more variability, including on account of factors out of our control, we believe our incentive fees from both private markets and absolute return strategies have the opportunity to increase significantly in the future due to the amount of assets able to earn incentive fees and recent fundraising success. Incentive fees are comprised of both carried interest earnings and annual performance fees and made up approximately 26% of total revenues in the last three years. The incentive fees have greater variability between time periods; for example, total incentive fees decreased approximately 57% and firm share of incentive fees decreased approximately 70% for the year ended December 31, 2022 compared to 2021. However, we believe that incentive fees also provide potential upside to our revenue stream in the future. For example, as of December 31, 2022, the firm's share of unrealized carried interest increased by 11% to $368 million, compared to December 31, 2021. Run rate annual performance fees, which reflect the potential annual performance fees generated by performance fee-eligible AUM at an 8% gross return for both multi-strategy and credit strategies, and a 10% gross return for specialized opportunity strategies, were $29.6 million as of December 31, 2022.

- *Embedded operating leverage.* Our business benefits from embedded operating leverage, which in turn drives scalability. Over the last decade, we have made significant investments in our platform infrastructure by building out our investment teams across investment strategies and geographies, which we believe positions us well for continued margin expansion. Our margin on Fee-Related Earnings increased to 36% for the year ended December 31, 2022 compared to 35% in 2021.

Deep Bench of Talent and Strong Corporate Culture

At our firm, we believe culture is one of our most important and defensible assets. We believe in setting the right tone at the top as it relates to compliance and carrying it throughout the organization. That investment in culture is reflected in the stability and diversity of our team as well as the fact that we do not operate on a star system and therefore are not beholden to any one individual. We are committed to investing responsibly, operating our business with integrity, and building a diverse and inclusive workplace where our employees can thrive.

As of December 31, 2022, we had 529 employees, including 170 investment professionals, operating in eight offices throughout the United States and in Toronto, London, Frankfurt, Hong Kong, Seoul and Tokyo. In addition to a competitive compensation structure, we promote a work environment that we believe is interesting and challenging, providing our employees the opportunity to grow professionally. As of December 31, 2022, our current, former employees and the firm had approximately $622 million of their own capital (including through leveraged vehicles) invested into our various investment programs, which we believe aligns our interests with those of our clients.

We believe that diversity, equity, inclusion and belonging are at the heart of our ethos. As of December 31, 2022, 62% of our employees based in the U.S. were women or ethnically diverse, and of our U.S. senior professionals, 54% were women or ethnically diverse employees. We aim to work hard to maintain our focus and continuously improve our efforts in this area.

Finally, we have made significant investments in training, talent and technology so that we are serving our clients with the highest levels of integrity and professionalism. We have been a registered investment adviser since 1997 with a culture of compliance rooted in what we believe is a proper tone at the top.

Strategic Priorities

Expand Relationships with Existing Clients

We believe the best way to grow our business is by providing excellent partnership and results to our existing clients, because when they succeed, we succeed. Over the last three years 88% of our top 25 clients have expanded their investment relationship with us, and during 2022, over 85% of our gross capital inflows were derived from existing clients. Notably, capital from existing clients has pertained to both existing programs and new portfolios in different investment strategies, and cross-selling has been a driver of the firm's growth. As of December 31, 2022, 50% of our top 50 clients by AUM worked with us in multiple investment strategies (i.e., private equity, infrastructure, real estate, alternative credit and absolute return strategies), compared to 48% as of the beginning of 2022. We have a track record of successfully expanding our client relationships within or between investment strategies, and we believe a large portion of our future growth will come from existing clients through both renewals and expansion of client relationships into new strategies.

Expand Global Footprint and Client Base

Since 1996, we have had a global client base with significant assets coming from outside the United States. We have continued to grow our global presence significantly by opening new offices internationally as well as expanding our non-U.S. client base. Our aim is to continue expanding our global presence through further direct investment in personnel, client relationships and increased investments with, and direct and co-investments alongside, established managers. We believe that the favorable industry trends for alternative asset managers are global in nature, with a number of international markets representing compelling opportunities for our investment strategies.

In 2021, we opened new offices in Toronto, Canada and Frankfurt, Germany. While we believe the U.S. will continue to drive a significant amount of our fundraising, we have already seen momentum in non-U.S. markets; in 2022, 29% of capital was raised outside of the U.S.

Expand Distribution Channels

We believe the growing demand for alternative assets provides an opportunity for us to attract new investors across a variety of distribution channels. As we continue to expand our product offerings and our global presence, we expect to be able to attract new investors to our funds. In addition to pension funds, sovereign wealth funds, corporate pension funds, multiemployer pension funds and financial institutions, which have historically comprised a significant portion of our AUM, in recent periods we have extended our investment strategies and marketing efforts increasingly to insurance companies and to non-institutional investors, which we believe remain under-allocated to alternative assets.

For example, in 2021 we created GCM Grosvenor Insurance Solutions to help deliver the breadth of the firm's alternative investment solutions to the insurance industry. We utilize a consultative approach to offer both structured and customized alternative asset management solutions that meet the unique needs of the insurance industry. Our broad skill set results from our open architecture framework and allows us to pursue strong risk adjusted returns in a thoughtful and capital efficient format, aiming to increase return on equity and book value growth while mitigating balance sheet volatility. Globally, insurance capital with a risk profile suitable for investment in alternatives is between $3.5 and $4.0 trillion, representing a significant total addressable market.

Build New, Differentiated Offerings Across Investment Strategies

While we pride ourselves on the breadth of our investment offering, which spans investment types and alternatives strategies, certain of our capabilities are uniquely differentiated relative to others in the market and, we believe, in turn offer us opportunity to gain a potentially outsized share in the total addressable market. A key to our past growth has been pursuing innovative investment strategies that complement our incumbent strengths. We have successfully launched a number of new investments strategies since 2014, such as the firm's Strategic Investments Group, which combines our broad deal sourcing platform with the flexibility to capture an evolving opportunity set across asset classes, liquidity profiles, capital structures and geographies. The team integrates this deal sourcing capability and flexible mandate with a seamless execution process that has allowed it to become one of the leading opportunistic investing platforms in the marketplace. Total AUM for our Strategic Investments Group is $5.0 billion as of December 31, 2022.

We plan to continue to identify attractive and innovative investment offerings that expand on our current investment capabilities. As an example, in the fourth quarter of 2022, we launched the Elevate strategy with a $500 million anchor investment. Elevate and broader sponsor solutions are a natural extension of our existing platform, leveraging over 30 years of experience investing with small, emerging and diverse managers. We believe we can further leverage our existing platform strengths to expand into areas such as seeding the growing universe of emerging and diverse managers, value-add, core and core-plus real estate strategies, as well as infrastructure debt and project finance.

Capture Benefits of Embedded Operating Leverage While Investing Strategically in Growth

Our business benefits from embedded operating leverage, which in turn drives scalability. Over the last decade we have made significant investments in our platform infrastructure by building out our investment teams across investment strategies and geographies, which we believe positions us well for continued margin expansion. Consequently, we are focused on balancing strategically investing in the business to drive growth with capturing the benefits of our embedded operating leverage to expand our margins.


Investment Strategies


We provide our clients access to both private markets and absolute return investment strategies diversified across liquidity profile, geographic regions and industries as described below.

Private Markets

We had $50.7 billion in Private Markets AUM as of December 31, 2022. In private markets, clients generally commit to invest over a multi-year time period and have an expected duration of seven years or more.

Private Equity

Private equity is our largest private markets investment strategy with $29.1 billion in AUM as of December 31, 2022. We are a recognized industry leader in private equity investing with over 20 years of experience. Since our first private equity investment in 1999, we have gained deep experience across strategies, including leveraged buyouts, special situations, growth equity, and venture capital.

Our private equity investment philosophy is centered around middle market strategies, which we define as companies with total enterprise value less than $1.5 billion at entry. This approach allows us to access investments where proprietary sourcing, value-add capabilities and differentiated underwriting can lead to lower entry values and better risk return profiles. This is also an area of the market that is typically inefficient for institutional investors to access directly and where clients can leverage our extensive team and industry expertise to invest in a diversified portfolio, allowing us to add more value to our clients. We are a preferred capital partner for many hard-to-access funds and small and emerging managers and we maintain an active presence with advisory board seats on many of our middle market buyout fund investments. This results in a highly diversified investment approach - across our private equity primary fund investments our professionals had committed approximately $36.1 billion with over 480 private equity managers on behalf of our clients as of December 31, 2022.

Infrastructure

Infrastructure is one of our core alternative investment strategy focuses. Since our first infrastructure investment in 2003, we have grown into one of the leaders in alternative infrastructure investing with approximately $11.1 billion of AUM as of December 31, 2022. We primarily focus on power, utilities, renewables, transportation and telecom/technology infrastructure. Our experience, combined with our global platform, provides us with a comprehensive view of the infrastructure landscape, allowing us to broadly source opportunities and seek the most effective means of implementation. We seek to drive value for our clients through both custom mandates and multi-client offerings that offer diversified access to primary fund investments, secondaries, co-investments, and direct investments.

We have a specialized team of investment professionals who focus solely on infrastructure investments and are located globally. Since we launched our first infrastructure customized separate account in 2007, our infrastructure customized separate accounts business has grown to include infrastructure separate accounts managed on behalf of pension plans, financial institutions, high-net-worth individuals/family offices and foundations/endowments. In 2009, we launched our first diversified infrastructure specialized fund. In 2018, we launched the firm's labor impact strategy, which seeks to originate and execute infrastructure projects that leverage the inclusion of union labor as a contributing factor to enabling attractive risk adjusted returns. We believe attractive infrastructure investment opportunities can be unlocked through close cooperation across labor, government and private capital. We also believe this collaboration will generate positive outcomes for labor and improve infrastructure assets and communities.

Real Estate

Since our first real estate investment in 2002, our team has targeted value-add and opportunistic returns through equity and credit investments and focuses primarily on the more fragmented part of the market where asset values on average tend to be less than $50 million. To date, we have invested opportunistically across the spectrum of commercial and residential real estate property types, largely in the U.S. but also selectively in mature European and Nordic markets. In addition, we have built an open-architecture approach that allows us to invest in assets, portfolios and entities in order to generate superior risk-adjusted returns. As such, we have developed a creative array of structures, including seeding arrangements, growth-oriented joint ventures and co-investments, which allow us to generate excess return through structure and fee differentiation. We believe our partnership approach to investing positions us as a preferred investment partner as we are able to structure mutually beneficial "capital solutions" that provide us with enhanced upside and greater downside mitigation while also solving the unique considerations of our investment partners. As of December 31, 2022, we managed $5.5 billion of AUM in real estate strategies.

Absolute Return Strategies

Absolute return strategies are primarily defined by the liquidity of the underlying securities purchased, the length of the client commitment, and the form and timing of incentive fees. Generally, for absolute return strategies the securities tend to be more liquid, and incentive fees are earned on an annual basis pursuant to mark to market. We offer a broad range of tailored solutions across strategies (multi-strategy, opportunistic credit, macro, relative value, long/short equity and quantitative strategies) and managers. Our overall investment philosophy is to invest with leading managers to achieve attractive risk-adjusted returns with low volatility and low correlation to traditional investment strategies. Diversification, risk management and a focus on downside protection are key tenets of our approach. Through detailed fundamental analysis and due diligence, we aim to identify investment opportunities where intermediate or long-term value is obscured by attributes such as complexity, corporate events, technical dislocations, or market misunderstandings. We frequently provide efficient access to underlying managers through improved fee structures, negotiated favorable terms and targeted exposures. Our scale and reputation as a longstanding, value-added limited partner creates opportunities for us to gain access to managers that are "closed" and not otherwise accepting new capital. As of December 31, 2022, we had approximately $23.0 billion AUM in our absolute return strategies.

Investment Strategies Across Asset Classes

Middle Market and Small, Emerging and Diverse Managers

For the past 30 years we have developed a market-leading, dedicated effort to investing in and alongside middle market and small and emerging managers, which we believe adds significant, differentiated value to our clients. In addition, we have invested with diverse managers for approximately 20 years, consistent with our firm's commitment to seeking the best possible risk-adjusted investment returns for our clients. We believe diverse managers represent a compelling, yet undercapitalized investment opportunity in the alternatives universe. We broadly define middle market investment activities as funds with AUM of generally less than $3.0 billion in the United States, €2.0 billion in Europe or $1.5 billion in Asia, small investment activities as funds with AUM of generally less than $1.0 to $2.0 billion and emerging market activities as managers that have launched three or fewer funds or have less than three years of investment activity. Our first small and emerging managers investment was in 1989. As of December 31, 2022, we had $17.9 billion of AUM dedicated to small and emerging managers and $13.1 billion of AUM dedicated to diverse managers across both private markets and absolute return strategies. We believe small, emerging and diverse managers present opportunity for better risk/return profiles, lower competition and differentiated underwriting.

Alternative Credit

With over 30 years of investing experience, our credit investments span market cycles and the liquidity spectrum across structured credit, corporate credit, distressed, direct lending, and real asset credit. Our credit investment activities also significantly leverage the firm's broad alternatives platform, which provides us with differentiated deal flow and the flexibility to execute through primary fund investments, co-investments, secondaries, and direct transactions across the credit landscape. Our robust global platform also provides a wide range of opportunities, including niche opportunities and exclusive access to capacity-constrained investments. We implement credit strategies for our clients both as part of a customized separate account that includes solely credit investments or investing in credit alongside another investment strategy, and through dedicated credit-focused specialized funds. As of December 31, 2022, we managed $11.9 billion of AUM in alternative credit strategies.

Opportunistic Investing

The firm's Strategic Investments Group combines our unparalleled deal sourcing platform with the flexibility to capture an evolving opportunity set across asset classes, liquidity profiles, capital structures and geographies. The team integrates this deal sourcing capability and flexible mandate with a seamless execution process that has allowed it to become one of the leading opportunistic investing platforms in the marketplace. Since inception in 2015, total AUM for our Strategic Investments Group has grown to $5.0 billion as of December 31, 2022.

ESG and Impact Strategies

As of December 31, 2022, we managed $21.1 billion of AUM in ESG and/or Impact investments. In addition, we have dedicated efforts in a number of ESG- and Impact-related themes, including infrastructure investments where we believe partnering with union labor enhances risk-adjusted returns, investing with firms owned by women or minority professionals, and other impact-related themes like regionally targeted and clean energy. We believe that we were early adopters of offering clients choice around the integration of ESG and/or Impact factors into their portfolio construction. We have been committed to helping our clients achieve their ESG and/or Impact objectives by designing, at their request, solutions that meet our clients' varied goals, priorities, and risk tolerances. Classification as ESG and/or Impact is based on the assessment of each such investment by GCM Grosvenor investment team members. There is subjectivity in placing an investment in a particular category, and conventions and methodologies used by GCM Grosvenor in categorizing investments and calculating the data presented may differ from those used by other investment managers.

Implementation Methodologies

We provide our clients access to both private markets and absolute return investment strategies that are diversified across financing stages, geographic regions and industries through the implementation methodologies described below.

Primary Fund Investments

Primary fund investments are investments in funds, either at the time the funds are initially launched (for private markets strategies) or on an ongoing basis (for absolute return strategies). We apply the same rigorous analytical process to all primary investment opportunities for customized separate accounts and specialized funds. In most cases, managers seeking institutional capital actively market their funds to us due to our broad client base and market position. We regularly review and discuss investment opportunities with customized separate account clients, certain of which have discretion over final investment decisions.

At the time we commit capital to a fund on behalf of our specialized funds or customized separate accounts, investments the fund will make are generally not known and investors typically have very little or no ability to influence the investments that are made during the fund's investment period. Accordingly, an accurate assessment of the manager's capabilities is essential for investment success. A private markets primary fund usually has a contractual duration of between 10 and 15 years, with the capital deployed over a period of typically four to six years. For customized separate account clients, our investment recommendations and decisions are designed to achieve specific portfolio construction and return objectives mutually developed by us and our clients. In most cases, these objectives include a diversified portfolio, built over a period of at least several years, focused on specific markets and include some or all of the major alternative investment strategies. Portfolios constructed in this manner tend naturally to avoid concentrations in particular industries or small geographic regions.

Acquisition of Secondary Market Interests

Secondaries are typically investments in private markets and absolute return funds through secondary market purchases of existing fund interests from existing limited partners in those funds. The secondary market has grown dramatically in the last 20 years and today provides a reliable liquidity option for owners of fund interests as well as attractive buying opportunities for secondary investors. Institutional investors utilize the secondary market for strategic portfolio rebalancing, rationalizing overlapping positions resulting from mergers and acquisitions or providing liquidity when facing cash constraints.

Our secondary approach is differentiated as a result of our large primary fund investments business. We are able to leverage our strong and deep relationships with managers to identify potential secondary opportunities. Through these relationships, we have greater access to information, which enables us to act quickly when evaluating a potential secondary opportunity. In addition, our reputation as a longstanding, value-added limited partner with significant access to primary capital makes us an attractive buyer from the manager's perspective. Further, because we have capital available from our specialized funds and customized separate accounts, we have flexibility to invest in secondary transactions of various sizes on behalf of our clients. For these reasons, we are often able to consider transactions from managers on a proprietary basis as a preferred buyer. We also generate deal flow from brokers and co-investors. We are often approached as a potential secondary investor because managers are likely to approve a sale to us and because of our intimate knowledge of the manager community. We also generate deal flow through regular attendance at annual fund meetings and industry conferences, as well as a proactive program of contacting fund investors that we believe might wish to sell their interests.

Our global platform provides for deep market coverage and consistently sources proprietary transaction opportunities. We believe proprietary and advantaged deal flow has been a critical factor in our ability to purchase high quality assets at below market prices.

Co-investment Opportunities

Co-investment opportunities are investments made in partnership with private markets and absolute return asset managers and their funds. We source co-investment opportunities through our extensive origination and sourcing efforts described below. Our investment team analyzes and considers each opportunity for risk and return and selects those opportunities that best fit our portfolios' investment objectives. We seek diversification with regard to investment type, geography and with regard to our partners. Our co-investments are made in partnership with investment managers. The value proposition for managers to offer co-investments to us falls into three primary categories: (1) we can be a source of additional capital for deals that may otherwise be too large for managers seeking targeted diversification; (2) a co-investment can present an opportunity for a manager to further develop their relationship with us, one of the largest providers of capital to the alternative markets; and (3) we believe we are increasingly viewed as a strategic investor in some manner (e.g., geographic assistance, industry knowledge and brand reputation).

Direct Investment Opportunities

Direct investment opportunities are direct investments made on a standalone basis into operating businesses and operating assets. We source direct investment opportunities through our extensive origination and sourcing efforts described below. Our direct investments typically have a flexible mandate and can invest across asset classes, geographies, sectors and liquidity profiles.


Investment Process and Monitoring


The details of our investment process vary among our investment strategies and implementation methodologies, but the flowchart and descriptions below generally outline the key steps of the investment process for primary fund investments, secondaries, and co-investments. This process is followed for each potential investment regardless of size, stage, strategy, or geography.

Sourcing of Opportunities

All of our investment strategies benefit from our scale ($73.7 billion in AUM as of December 31, 2022), our extensive track record (over 50 years of experience), our culture of compliance and the depth of our investment team (170 investment professionals). We believe that one of our competitive advantages is our comprehensive and robust sourcing and investment process. Our deal flow is sourced through multiple channels and reviewed through a rigorous, multi-step selection process that includes independent investment and operational due diligence.

We maintain a robust pipeline of primary fund investments, secondaries, direct and co-investments. Our ability to source, select and access top-tier opportunities reflects the rigorous processes executed by our large, experienced teams.

Our sourcing system relies on the following channels:

Existing manager relationships. We maintain strong relationships with many of the premier and most difficult-to-access managers across the alternative sector and seek to leverage those relationships to the benefit of our clients. Our relationships with a large pool of high-quality managers and management teams serve as a source of investment opportunities including secondaries and co-investments. We have experience and access across the spectrum of market and manager size. As of December 31, 2022, we tracked over 6,500 managers in our database.

Proactive sourcing log. Our proprietary deal flow log monitors funds coming to market. Based on information obtained through our large network, non-affiliated firms, intermediaries, attendance at industry conferences and industry publications, we compile robust contact lists to communicate with managers who may have funds coming to market. We believe our proactive sourcing enables us to get a head start on the identification and evaluation of investment opportunities.

Global offices. With multiple investment offices located in the U.S., Europe and Asia, we maintain a global footprint and perspective, allowing us to source idiosyncratic deal flow from local markets. Our on-the-ground investment professionals in eight offices globally assist with sourcing, evaluating and monitoring opportunities in their respective regions. Our regional offices also allow us to build relationships with local stakeholders. For example, we rely on our team's regional expertise to evaluate emerging managers that could be overlooked by other investors and make commitments to high quality investments nationwide.

In-bound opportunities. We are an investor and partner of choice for many managers. We frequently receive placement memoranda in-bounds from prospective managers due to our reputation in the market as a value-add investor. Receipt of materials directly from managers is particularly relevant with respect to spin-outs and new funds as well as for secondary transactions and co-investments.

Initial Evaluation

Once an opportunity is identified, we assign a team of both senior and junior investment professionals to conduct investment due diligence and ongoing monitoring. Based on the team's assessment of key materials and the initial meeting/call, we evaluate the investment merits and the suitability of the investment for our portfolios.

Preliminary Due Diligence

The team performs preliminary due diligence on a proposed investment to more thoroughly analyze the key risks and merits identified during initial evaluation. The team also conducts informal reference checks with potential fund investors and/or co-investors.

Comprehensive Due Diligence

Comprehensive investment due diligence on a primary fund or secondary investment involves one or more site visits to a potential manager's office(s). Key areas of our evaluation include performance evaluation, investment strategy, portfolio revaluation, management team assessment and detailed reference checks. We usually execute co-investments alongside trusted managers in whose funds we have invested before. Therefore, managers have typically been subject to the due diligence evaluations listed above prior to the evaluation of a co-investment opportunity. For direct investments, only the most attractive investments move to more intensive due diligence, which typically involves meetings with management, company facility visits, discussions with industry analysts and consultants and an in-depth examination of financial results and projections. This approach, along with our depth of resources, allows us to complete comprehensive due diligence within the often shortened timeframe typically requested by sponsors due to deal timing constraints.

Operational Due Diligence

Operational due diligence is performed by our Operational Due Diligence Team, which is comprised of members of our Legal and Finance Departments. The team is responsible for operational due diligence efforts across alternative investments. The goals of operational due diligence process are to:

- Evaluate risk: Determine whether an investment meets our operational due diligence standards;

- Mitigate risk[1]: Seek to avoid losses and reputational risks arising from operational issues;

- Structure investments: Evaluate the legal and governance structure and terms of investment; and

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[1] Risk management, diversification and due diligence processes seek to mitigate, but cannot eliminate risk, nor do they imply low risk.

- Enhance terms: Negotiate improved terms.

In seeking to achieve these goals, the team performs three main assessments: (i) third-party conducted background investigations, (ii) operational capabilities and internal controls review, and (iii) legal and structuring review. The nature and extent of operational due diligence procedures performed varies depending on the structure of the investment and negotiation.

Committee Approvals

Upon completion of comprehensive due diligence, prospective investments are submitted for approval to the relevant investment committee. Members of the investment committee receive a memorandum prior to the team's presentation. Following a presentation by the team, members of the investment committee discuss the pros and cons of the investment recommendation. An investment must be approved by a majority vote of the investment committee.

For operational due diligence, the operational due diligence team prepares an information packet, which details its findings. The team presents the investment to the operations committee for approval. Investments must be approved by a majority vote of the operations committee. Our operations committee reviews investment opportunities independently from the investments team and provides approval as part of their standard review process.

Monitoring

While careful investment selection is crucial, once an investment is made, monitoring and on-going involvement is critical to maintaining appropriate oversight controls and achieving our objectives. To this end, monitoring is an integral part of our investment process. We employ a hands-on approach to monitoring investments from an investment and operational perspective.

Investment monitoring. Senior members of the team assigned to an investment remain actively involved and closely monitor each investment through its exit. Such monitoring involves in-depth qualitative and quantitative reviews of the investment on a regular basis.

Operational monitoring. The Operational Due Diligence Team also employs a comprehensive operational monitoring program, which is separate and distinct from the investment team's investment monitoring program. The goal of our operational monitoring program is to monitor and manage, on an ongoing basis, operational risks associated with the investments on which they provided initial operational due diligence. We seek to identify "change events" that cause us to re-underwrite portions of our due diligence and re-evaluate the investment.

Investment Performance

The following tables present information relating to the performance of all the investments made by GCM Grosvenor (except as mentioned otherwise in more detail below) across both the private markets and absolute return strategies. The data for these investments is presented from the date indicated through September 30, 2022 for private markets strategies and through December 31, 2022 for absolute return strategies and have not been adjusted to reflect acquisitions or disposals of investments subsequent to that date.

When considering the data presented below, you should note that the historical results of our discretionary investments are not indicative of the future results you should expect from such investments, from any future investment funds we may raise or from any investment in our Class A common stock or warrants, in part because:

- market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may experience in the future;

- the performance of our investment programs is generally calculated on the basis of net asset value of the funds' investments, including unrealized gains, which may never be realized;

- our historical returns derive largely from the performance of our earlier investment programs, whereas future returns will depend increasingly on the performance of our newer investment programs or investment programs not yet formed;

- our newly established investment programs may generate lower returns during the period that they take to deploy their capital;

- in recent years, there has been increased competition for investment opportunities resulting from the increased amount of capital invested in alternative investment strategies and high liquidity in debt markets, and the increased competition for investments may reduce our returns in the future;

- the current sustained inflationary environment and rising interest rates may impact the ability to generate returns for a given investment; and

- the performance of particular investment programs also will be affected by risks of the industries and businesses in which they invest.

For purposes of the following tables:

- "Commitments" are the sum of total commitments and investments made by our portfolios to underlying investments of a particular strategy;

- "Contributions" are the sum of total amount of capital invested by our portfolios in underlying investments of a particular strategy, plus capitalized expenses paid in respect of such investments;

- "Current Value" and "Net Asset Value" of a strategy represent the latest aggregate fair value of the underlying investments in such strategy made by our portfolios, which is typically reported by the underlying investment managers of such investments. No assurance can be given as to the value that may ultimately be realized by any investment;

- "Distributions" are the sum of recallable and non-recallable returns of capital, interest, gains and dividend proceeds to our portfolios received from underlying investments. Distributions may include in-kind distributions at the value reported by the managers, if applicable;

- "Investment Net IRR" represents the net internal rate of return of our portfolios' investments in the relevant strategy and reflects the total combined IRR for underlying investments that have been invested in by our portfolios in the relevant strategy. It is calculated using all the outflows to and inflows from the underlying investments, including cash flows for expenses and fees paid by our portfolios to those underlying investments. Performance information for underlying investments with less than 365 days of cash flows has not been annualized. Performance information for underlying investments and underlying investment sub-totals with more than 365 days of cash flows has been calculated using an annualized IRR. Investment Net IRR is not reduced for our management fees, allocable expenses and carried interest, but does reflect such reductions, if any, at the underlying investment level;

- "Investment Net TVPI" represents the total value paid-in multiple of our portfolios' investments in the relevant strategy, and is calculated as adjusted value (i.e., Distributions + Net Asset Value) over total Contributions (i.e., investments, expenses, management fees, organization costs). Investment Net TVPI is not reduced for our management fees, allocable expenses and carried interest, but does reflect such reductions, if any, at the underlying investment level;

- "PMEs" are the S&P 500, the MSCI World Infrastructure, and the FTSE Nareit All REITS indices we present for comparison calculated on a Public Market Equivalent basis. We believe these indices are commonly used by private markets investors to evaluate performance. We use the Long Nickels PME calculation methodology, which allows private markets investment performance to be evaluated against a public index and assumes that capital is being invested in, or withdrawn from, the index on the days the capital was called and distributed from the underlying private market investments. The S&P 500 Index is a total return capitalization-weighted index that measures the performance of 500 U.S. large cap stocks. The MSCI World Index is a free float-adjusted market capitalization-weighted index of over 1,600 world stocks that is designed to measure the equity market performance of developed markets. The FTSE Nareit All REITs Index contains all publicly traded US real estate investment trusts (REITs); and

- The "Composite" represents discretionary, globally diversified, multi-strategy, multi-manager investment portfolios ("Composite Funds") whose capital is allocated to underlying investment managers that utilize a broad range of alternative investment strategies, including credit, relative value, multi-strategy, event driven, equities, macro, commodities and portfolio hedges. All Composite Funds included in the Composite are denominated in

U.S. dollars. In general, the Composite Funds seek to achieve superior long-term, risk-adjusted rates of return with low volatility and low levels of correlation to the broad equity and fixed income markets.

Historical Performance of Private Market Strategies

Realized and Partially Realized Investments As of September 30, 2022

($ in millions, unless otherwise mentioned)

Strategy	Commitments		Contributions		Distributions		Current Value		Investment Net TVPI	Investment Net IRR	PME	PME Index
Private Equity												
Primary Fund Investments[1]	$	12,632	$	13,786	$	22,943	$	2,625	1.85	14.0 %	10.6 %	S&P 500
Secondary Investments[2]	$	526	$	454	$	547	$	220	1.69	20.5 %	11.9 %	S&P 500
Co-Investments/Direct Investments[3]	$	3,141	$	3,002	$	5,019	$	782	1.93	21.5 %	16.5 %	S&P 500
Infrastructure[4]	$	2,611	$	2,595	$	3,517	$	1,032	1.75	12.9 %	6.8 %	MSCI World Infrastructure
Real Estate[5]	$	596	$	616	$	899	$	65	1.57	20.3 %	12.6 %	FNERTR Index
ESG and Impact Strategies												
Diverse Managers[6]	$	2,242	$	2,378	$	3,437	$	1,306	1.99	23.2 %	15.0 %	S&P 500
Labor Impact Investments		—		—		—		—	N/A	N/A	N/A	MSCI World Infrastructure

Note: Returns for each strategy are presented from the date the firm established a dedicated team focused on such strategy through September 30, 2022. Investment net returns are net of investment-related fees and expenses, including fees paid to underlying managers, but do not reflect management fees, performance fees, or carried interest to GCM Grosvenor or any expenses of any account or vehicle GCM Grosvenor manages. Data does not include investments that were transferred at the request of investors prior to liquidation and are no longer managed by GCM Grosvenor.

Past performance is not necessarily indicative of future results.

All Investments As of September 30, 2022

($ in millions, unless otherwise mentioned)

Strategy	Commitments	Contributions	Distributions	Current Value	Investment Net TVPI	Investment Net IRR	PME	PME Index
Private Equity								
Primary Fund Investments[1]	$ 23,294	$ 21,525	$ 26,331	$ 9,279	1.65	12.9 %	10.4 %	S&P 500
Secondary Investments[2]	$ 1,628	$ 1,448	$ 795	$ 1,315	1.46	18.4 %	7.7 %	S&P 500
Co-Investments/Direct Investments[3]	$ 7,406	$ 6,982	$ 5,301	$ 6,409	1.68	19.3 %	12.0 %	S&P 500
Infrastructure[4]	$ 8,608	$ 6,981	$ 4,431	$ 5,024	1.35	9.8 %	3.9 %	MSCI World Infrastructure
Real Estate[5]	$ 3,619	$ 2,641	$ 1,540	$ 1,691	1.22	11.7 %	3.4 %	FNERTR Index
Multi-Asset Class Programs	$ 2,968	$ 2,922	$ 1,629	$ 2,331	1.36	21.5 %	N/A	N/A
ESG and Impact Strategies								
Diverse Managers[6]	$ 9,858	$ 7,971	$ 4,880	$ 8,100	1.63	20.1 %	9.8 %	S&P 500
Labor Impact Investments	$ 728	$ 665	$ 21	$ 942	1.45	28.6 %	-6.7 %	MSCI World Infrastructure

Note: Returns for each strategy are presented from the date the firm established a dedicated team focused on such strategy through September 30, 2022. Investment net returns are net of investment-related fees and expenses, including fees paid to underlying managers, but do not reflect management fees, performance fees, or carried interest to GCM Grosvenor or any expenses of any account or vehicle GCM Grosvenor manages. Data does not include investments that were transferred at the request of investors prior to liquidation and are no longer managed by GCM Grosvenor.

Past performance is not necessarily indicative of future results.

_____

(1)   Reflects primary fund investments since 2000. Excludes certain private markets credit fund investments outside of private equity programs.
(2)   GCM Grosvenor established a dedicated private equity secondaries vertical in September 2014. Track record reflects all secondaries investments since the new vertical was formed.
(3)   GCM Grosvenor established a dedicated Private Equity Co-Investment Sub-Committee and adopted a more targeted, active co-investment strategy in December 2008. Track record reflects co-investments/direct investments made since 2009.
(4)   Reflects infrastructure investments since 2006. Infrastructure investments exclude labor impact investments.
(5)   Reflects real estate investments since 2010. In 2010, GCM Grosvenor established a dedicated Real Estate team and adopted a more targeted, active real estate strategy.
(6)   Since 2007.

Historical Performance of Absolute Return Strategies

	Assets Under Management as of December 31, 2022 ($Bn)	Annualized Returns Periods Ended December 31, 2022							
		One Year		Three Year		Five Year		Since Inception	
		Gross	Net	Gross	Net	Gross	Net	Gross	Net
Absolute Return Strategies (Overall)	$ 23.0	(5.8)%	(6.4)%	4.7 %	4.0 %	4.1 %	3.4 %	6.7 %	5.7 %
GCMLP Diversified Multi-Strategy Composite	$ 11.4	(5.7)%	(6.4)%	5.3 %	4.5 %	4.3 %	3.6 %	7.7 %	6.4 %

Note: Absolute Return Strategies (Overall) is since 1996. GCMLP Diversified Multi-Strategy Composite is since 1993.

Past performance is not necessarily indicative of future results.

Assets Under Management

The following chart summarizes the growth in our FPAUM and Contracted, not yet fee-paying AUM and the breakdown between private markets and absolute return strategies ($ billion).



[1] Includes mark to market, insider capital and non fee-paying AUM.

Fee-Paying AUM

FPAUM is a metric we use to measure the assets from which we earn management fees. Our FPAUM comprises the assets in our customized separate accounts and specialized funds from which we derive management fees. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the vast majority of our discretionary AUM accounts. The FPAUM for our private market strategies typically represents committed, invested or scheduled capital during the investment period and invested capital following the expiration or termination of the investment period. Substantially all of our private markets strategies funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Our FPAUM for our absolute return strategy is based on net asset value.

Our calculations of FPAUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of FPAUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.

As of December 31, 2022, our FPAUM was $58.9 billion compared to $73.7 billion in AUM. The difference between AUM and FPAUM is primarily due to approximately $7.6 billion of contracted capital on which we expect to start charging management fees, under existing contracts, over the course of approximately the next three years as capital is invested or based on an agreed upon fee ramp in schedule. This additional $7.6 billion of capital will bolster our potential FPAUM growth over the next several years. Mark-to-market changes in AUM for funds that charge on commitments is another key difference between our AUM and our FPAUM.

Our overall FPAUM has grown from $48.9 billion at the end of 2018 to $58.9 billion as of December 31, 2022, representing a total CAGR of 5%, including a CAGR of 10% for FPAUM for our private markets strategy during the same period.

Contracted Not Yet Fee-Paying AUM

Contracted not yet fee-paying AUM ("CNYFPAUM") represents limited partner commitments which are expected to be invested and begin charging fees over the ensuing five years. As of December 31, 2022, our CNYFPAUM was near an all-time high of $7.6 billion, up from $2.3 billion at the end of 2018. Of the $7.6 billion, approximately $2.9 billion is subject to an agreed upon fee ramp in schedule that will result in management fees being charged on approximately $1.1 billion of such amount in 2023, approximately $0.6 billion of such amount in 2024, and the remaining approximately $1.2 billion in 2025 and beyond. With respect to approximately $4.7 billion of the $7.6 billion, management fees will be charged as such capital is invested, which will depend on a number of factors, including the availability of eligible investment opportunities. We expect the majority of this capital will turn into FPAUM over the course of approximately the next three years and help drive significant growth from funds already under contract. It is also a strong indication of the momentum with our clients and in our business today, which we anticipate to continue into the future.

Other Components of AUM

Other components of AUM include mark-to-market changes in AUM for funds that charge management fees based on commitments (generally in private markets strategies), insider capital and non-fee-paying AUM. Mark-to-market changes in private markets strategies funds increases total AUM but does not increase FPAUM. Finally, certain current and former employees and related parties invest on a non-fee-paying basis in GCM Funds, and therefore are not included in FPAUM.


Our Clients


We believe the value proposition we offer and our philosophy that we do well when our clients do well has resulted in strong relationships with our clients. Our client base primarily comprises institutional investors that range from those seeking to make an initial investment in alternative assets to some of the largest and most sophisticated private markets investors. As a highly customized, flexible outsourcing partner, we are equipped to provide investment services to institutional clients of all sizes and with different needs, internal resources and investment objectives. Our clients include prominent institutional investors globally including in the United States, Europe, the Middle East, Asia, Australia and Latin America. As of December 31, 2022, approximately 38% of our AUM came from clients based outside of the Americas, reflecting the strength and breadth of our relationships within the global investor community.

The following charts illustrate the diversification of our client base:



Note: AUM as of December 31, 2022. Management fees for the twelve months ended December 31, 2022.

We believe the stability of our client base reflects the strength of the long-term client relationships we have developed. Further, these relationships help to explain why clients entrust us with their capital for extended periods of time.

Our Team

As of December 31, 2022 we had 529 employees, including 170 investment professionals, operating in eight offices throughout the United States and in Toronto, London, Frankfurt, Hong Kong, Seoul and Tokyo.

Investments Team

As of December 31, 2022 our investments team consisted of 170 employees. Each of our investment strategies is led by its own leadership team of highly accomplished investment professionals. While primarily focused on managing strategies within their own investment group, these senior professionals are integrated within our platform through economic, cultural and structural measures. In addition, our investments team members include professionals dedicated to risk management and operational due diligence, two key components of our investment evaluation and portfolio management processes.

Client Group

As of December 31, 2022, our business development, marketing and client service teams consisted of 66 employees. Each member of our business development team is assigned a territory, either domestic or international, or client type. Our business development professionals are responsible for relationship management with existing clients and consultants in addition to actively pursuing new business with prospective clients, depending on the territory they are assigned. In addition, each member of the business development team is supported by one or more members of the relationship management support team who help manage ongoing client service and support sales efforts.

We evaluate our business development, marketing and client service teams based on a number of factors, including new business won, size of existing book of business, quality of marketing materials generated, timeliness of responses to client inquiries, and their overall activity, measured by the volume of outreach and the progress converting initial outreach to various stages in the sales process. In recent years, we have become increasingly data-driven in our evaluation of performance of our business development professionals by making greater use of technology systems like Salesforce.

Operations

As of December 31, 2022, our operations team consisted of 285 professionals across multiple offices who perform critical functions in support of our corporate, client and investment activities. We have created a strong, institutional-quality internal control environment and are committed to maintaining a robust culture of compliance.

The operations team includes experienced professionals focused on fund finance, investment operations, corporate finance, compliance, legal, information technology, human resources, strategy and corporate development and other support functions. These teams are structured to serve the entirety of our business across the full range of investments strategies and implementation methodologies we offer. We seek to serve as an extension of staff for many our clients and consequently our operations team plays a key function in the servicing of our client relationships.

Fees and Other Key Contractual Terms

Fees vary based on investment strategy, implementation methodology and the size and scope of the client relationship.

Private Markets Strategies

Fees for private markets strategies vary by structure and strategy.

The majority of private markets programs are closed end structures, and typically fees consist of a management fee rate plus carried interest.

The management fee rate for closed end structures typically differs by the type of strategy and the type of investment. Management fee rates for primary fund investments are typically about half of those charged for secondary funds and co-investments. Direct investments are typically a further premium to co-investments. The management fee rate also depends on the total fee-paying assets of a given client.

The management fee base for a given program can be based on committed capital, invested capital or a ramp-in /ramp-down schedule based on a percent of total committed capital. Programs may employ one or more of these methodologies.

Carried interest is charged for certain of our private markets programs and varies depending on the implementation methodology. Carried interest is typically charged for secondary, co-investments and direct investments. Receipt of carry is typically subject to an 8% preferred return and 100% catch-up.

We recognize carried interest when it is probable that a significant reversal will not occur and record such amounts as incentive fees. In the event that a payment is made before it can be recognized as revenue, this amount would be included as deferred revenue on our consolidated statements of financial condition and recognized as income in accordance with our revenue recognition policy. The primary contingency regarding incentive fees is the "clawback," or the obligation to return distributions in excess of the amount prescribed by the applicable fund or separate account documents.

Absolute Return Strategies

Fees for absolute return strategies are typically charged based on net asset value, which represents the aggregate fair value of the underlying investments in such strategies made by our portfolios (which is typically reported by the underlying investment managers of such investments). Specialized funds either have a set fee for the entire fund or a fee scale through which clients with larger commitments pay a lower fee.

Fees may be either fixed or include both a fixed and a performance fee. For a typical fixed and performance fee structure, the management fee typically is at a discount to the fixed-only fee scale, with the addition of a performance fee, which is a percentage of capital appreciation or profits. Earning the performance fee may be subject to a hurdle, a high watermark and/or a preferred return. The hurdle or preferred return may be a fixed percentage or a spread above a particular benchmark return (e.g., LIBOR or US T-Bills), although in the case of a spread-based structure, it is typical that the hurdle rate or preferred return is capped at a certain amount.

Similar to private markets, for large relationships, we may adjust the fixed fee component and/or performance fee component based on an analysis of the total economics of the relationship.

Expenses

In addition to fees, both our absolute return and private markets programs also typically bear reasonable expenses incurred in connection with their organization. The programs would also bear their operational costs, including the firm's out-of-pocket expenses associated with identifying, making and monitoring investments, as well as costs associated with legal, audit, tax reporting, accounting, insurance, technology, administration (whether performed in-house or by a third-party administrator), and our oversight of services performed by a third-party administrator.


Competition


While we compete in various aspects of our business with a large number of asset management firms, commercial banks, broker-dealers, insurance companies and other financial institutions, we believe there are few firms that we compete with in all areas of our business. With respect to our specialized funds, we primarily compete with the private and absolute return investment businesses of a number of large international financial institutions and established local and regional competitors based in the United States, Europe and Asia, including managers offering funds-of-funds, secondary funds and co-investment funds in the alternative investment strategies. Our principal competition for customized separate accounts is mostly other highly specialized and independent alternative asset management firms. We compete primarily in the advisory services area of the business with firms that are regionally based and with a select number of large consulting firms for whom alternative investments is only one, often small, portion of their overall business.

In order to grow our business, we must maintain our existing client base and attract additional clients in customized separate account and specialized fund areas of the business. Historically, we have competed principally on the basis of the factors listed below:

- global access to private markets investment opportunities through our size, scale, reputation and strong relationships with fund managers;

- brand recognition and reputation within the investing community;

- performance of investment strategies;

- quality of service and duration of client relationships;

- data and analytics capabilities;

- ability to customize product offerings to client specifications;

- transparent organizational structure;

- ability to provide a cost effective and comprehensive range of services and products; and

- clients' perceptions of our independence and the alignment of our interests with theirs created through our investment in our own products.

The asset management business is intensely competitive, and in addition to the above factors, our ability to continue to compete effectively will depend upon our ability to attract highly qualified investment professionals and retain existing employees.

Intellectual Property

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are owned by us or licensed by us. We also own or have the rights to copyrights that protect the content of our solutions. We believe that the "GCM Grosvenor" trade name, logo and website are material to our operations.

Legal and Compliance

Our general counsel oversees our legal team, which is comprised of attorneys located primarily in our corporate headquarters in Chicago, Illinois. Our legal team is responsible for our corporate matters and proprietary transactions, as well as issues related to employment, litigation and U.S. and non-U.S. regulation. It is also responsible for legal and structuring issues associated with investments in private equity, infrastructure, real estate, alternative credit and absolute return strategies, as well as structuring and negotiating documents relating to our specialized funds and our customized separate accounts, including any client-related legal matters related thereto. We utilize the services of outside counsel as we deem necessary.

Our compliance team is led by our global chief compliance officer. The compliance team is responsible for ensuring we maintain a robust compliance program that ensures we comply with the various federal, state, and international regulations applicable to our business. Our compliance team works closely with our legal team to ensure our policies, processes, and disclosures are in line with those ever evolving rules, and regulations, and industry practices. In addition, our compliance team is responsible for regulatory matters relating to GRV Securities, LLC ("GRV Securities"), a U.S. Securities and Exchange Commission ("SEC") registered and FINRA member broker-dealer affiliate. GRV Securities is subject to the requirements and regulations as an SEC-registered broker-dealer and a member firm of FINRA that cover multiple aspects of its business, including licensing, registration, sales practices, recordkeeping and the conduct of directors, officers and employees.

Regulatory Environment

We are subject to extensive regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate around the world, primarily at the federal level in the United States. Since October 17, 1997, we have been registered with the SEC as an investment adviser under the Advisers Act. In addition, among other rules and regulations, we are subject to regulation by the Department of Labor under the U.S. Employee Retirement Income Security Act of 1974 ("ERISA"). As a registered commodity pool operator and a registered commodity trading advisor, we are subject to regulation and oversight by the Commodity Futures Trading Commission ("CFTC"). We are also subject to regulation and oversight by the National Futures Association ("NFA") in the U.S., as well as other regulatory bodies. By virtue of certain of our activities, we are subject to the reporting provisions of the Exchange Act. Compliance failures and material changes in law or regulation could adversely affect us.

SEC and FINRA Regulation

As a registered adviser, we are subject to the requirements of the Advisers Act and the SEC's regulations thereunder, as well as to examination by the SEC's staff. The Advisers Act is designed to protect investment advisory clients and, consequently, imposes substantive regulation on most aspects of our advisory business and our relationship with our clients. Applicable requirements relate to, among other things, disclosure and reporting obligations, maintaining an effective compliance program and appointing a chief compliance officer, fiduciary duties to clients, engaging in transactions with clients, client solicitation arrangements, disclosing and managing conflicts of interest, using promotional materials, and recordkeeping. The Advisers Act regulates the assignment of advisory contracts by the investment advisor. The SEC is authorized to institute proceedings and impose sanctions for violations of the Advisers Act, ranging from fines and censures to termination of an investment advisor's registration. If we are unable to comply with the requirements of the Advisers Act or the SEC it could have a material adverse effect on us.

Our affiliated U.S. broker-dealer GRV Securities is registered with the SEC as a broker-dealer and is a member of FINRA and accordingly is subject to Exchange Act and FINRA rules and regulations that cover all aspects of its business, including anti-money laundering, advertising, compensation, fiduciary standards, sales practices, recordkeeping and the conduct of directors, officers and employees. The securities industry is highly regulated, including under federal, state and other applicable laws, rules and regulations, and we may be adversely affected by regulatory changes related to supervision, sales practices, advertising, application of fiduciary standards, best execution or market structure. GRV Securities is also specifically required to maintain a certain minimum level of net capital under Exchange Act and FINRA rules. GRV Securities is authorized to engage in private placements and act as mutual fund retailer, underwriter or sponsor. The SEC and FINRA are authorized to institute proceedings and impose sanctions for violations of the Exchange Act and FINRA rules, ranging from fines and censures to termination of a broker-dealer's registration. If we are unable to comply with the requirements of the Exchange Act, SEC, or FINRA, it could have a material adverse effect on us.

CFTC Regulation

As a registered commodity pool operator and registered commodity trading adviser, we are subject to the requirements of the Commodity Exchange Act and the CFTC's regulations thereunder, as well as to examination by the staff of the NFA. In general, most of our funds are deemed exempt from many of the provisions of the CEA as such funds either have *de minimis* futures contracts and swaps exposure or operate as fund-of-funds.

ERISA-Related Regulation

Some of our funds are treated as holding "plan assets" as defined under ERISA, as a result of investments in those funds by benefit plan investors. By virtue of our role as investment manager of these funds, we are a "fiduciary" under ERISA with respect to such benefit plan investors. ERISA and the Code, impose certain duties on persons that are fiduciaries under ERISA, prohibit certain transactions involving benefit plans and "parties in interest" or "disqualified persons" to those plans, and provide monetary penalties for violations of these prohibitions. With respect to these funds, we rely on particular statutory and administrative exemptions from certain ERISA prohibited transactions, which exemptions are highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If we fail to comply with these various requirements, it could have a material adverse effect on our business. In addition, with respect to other investment funds in which benefit plan investors have invested, but which are not treated as holding "plan assets," we rely on certain rules under ERISA in conducting investment management activities. These rules are sometimes highly complex and may in certain circumstances depend on compliance by third parties that we do not control. If for any reason these rules were to become inapplicable, we could become subject to regulatory action or third-party claims that could have a material adverse effect on our business.

Foreign Regulation

We provide investment advisory and other services and raise funds in a number of countries and jurisdictions outside the United States. In many of these countries and jurisdictions, which include the European Union ("EU"), the EEA, the individual member states of each of the EU and EEA, Australia, Canada, Hong Kong, Japan, South Korea and the U.K., we and our operations, and in some cases our personnel, are subject to regulatory oversight and requirements. In general, these requirements relate to registration, licenses for our personnel, periodic inspections, the provision and filing of periodic reports, and obtaining certifications and other approvals. Across the EU, we are subject to the European Union Alternative Investment Fund Managers Directive ("AIFMD") requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Individual member states of the EU have imposed additional requirements that may include internal arrangements with respect to risk management, liquidity risks, asset valuations, and the establishment and security of depository and custodial requirements.

The application of some of these requirements and regulations to our business will change in connection with the exit of the U.K. from the EU, which became official at January 31, 2020. Brexit triggered the commencement of a transitional period that ended on December 31, 2020, during which, despite the UK no longer being an EU member state, EU law continued to apply in the UK as it did pre-Brexit, with firms remaining free to continue passporting services between the UK and member states of the EU. The transitional period expired on December 31, 2020. The U.K. and EU ratified a trade deal shortly before the end of the transitional period, but that trade deal does not include provision for U.K. regulated firms to continue to be able to passport their services into EU member states, meaning there will be direct implications to our business. For example, our subsidiaries that are authorized and regulated by the U.K. Financial Conduct Authority have lost "passporting" privileges under certain EU directives, such as the AIFMD and the Markets in Financial Instruments Directive II ("MiFID II"), which certain of our specialized funds and customized separate accounts have relied upon for access to markets throughout the EU. In preparation for this outcome, we have established relationships with third-party European-domiciled alternative investment fund managers ("AIFMs") necessary for them to serve as AIFM for certain of our funds and certain customized separate accounts. While we believe these relationships will help to ensure that we are able to continue to market certain of our funds in the EU after Brexit, there remains some uncertainty as to the full extent to which our business could be adversely affected by, among other things, the legal status of the U.K. in relation to the EU, the political conditions in the U.K., the trade relations of the U.K. vis-à-vis other countries and the economic outlook in the U.K. In addition, further cost and complexity of operating in the UK may arise from the potential gradual divergence between the UK's and EU's regulatory frameworks, as whilst the UK has incorporated certain EU legislation in to UK law from the end of the transition period, the U.K. looks to implement its own vision for its financial services industry through a substantial set of reforms labeled the "Edinburgh Reforms", which may revise and/or repeal onshored EU law. In addition, any change to the EU regulatory framework post-transitional period, will not be automatically incorporated into UK law.

In Japan, we are subject to regulation by the Japanese Financial Services Agency and the Kanto Local Finance Bureau. In Hong Kong, we are subject to regulation by the Hong Kong Securities & Futures Commission.

Regulations Related to Our Funds

Agencies that regulate investment advisers and broker-dealers, including the SEC, have broad administrative powers, including the power to limit, restrict or prohibit an investment adviser such as us or a broker-dealer such as GRV Securities from carrying on its business in the event that it fails to comply with applicable laws and regulations. Our failure to comply with applicable laws or regulations could result in fines, censure, suspensions of personnel or other sanctions, including revocation of the registration of our subsidiary as an investment adviser or the revocation of the registration of GRV Securities as a broker-dealer.

The sale of securities in the U.S. generally requires registration under the Securities Act, unless an exemption from registration is available. Non-U.S. jurisdictions generally have similar requirements. Our funds either have sold, or currently sell, their securities without registration under applicable securities laws. For securities offerings to U.S. investors, our funds conduct non-public offerings in reliance on Section 4(a)(2) ofeith certain conditions, including that each offeree satisfies a net worth or income requirement or is otherwise sophisticated and that the issuer not engage in any general solicitation or general advertising. For securities offerings to non-U.S. investors, our funds generally rely on the exemption for offshore offers and sales provided by Regulation S under the Securities Act, as well as on various exemptions in non-U.S. jurisdictions that generally restrict offers to high-net worth or qualified institutional investors or otherwise limit the manner of offering. We believe that the securities offerings by our funds comply, and have complied, with applicable laws. In some cases, compliance depends in part on the activities of third parties whom we do not control.

In the U.S. and many other jurisdictions, investment funds are generally subject to significant regulation designed to protect investors, although various exemptions from some or all of such regulations may be available. In the U.S., the Investment Company Act imposes substantive regulation on virtually all aspects of a registered investment company's operation, including limitations on borrowing and leveraged capital structures, requiring that it be managed by a board of directors (or similar body), a majority of whom are not interested persons of the fund or its adviser, prohibitions on most transactions with affiliates, compliance program requirements, limitations on the payment of performance fees to advisers, and advertising, recordkeeping, reporting and disclosure requirements. Other countries' laws may impose similar or more restrictive regulations.

Domestically, other than our funds that are registered investment companies with the SEC, our funds rely on exemptions from Investment Company Act registration and regulation requirements, which require that our funds not engage in a public offering of their securities, and generally require either that each of our funds have no more than 100 investors or that they limit their investors to persons or entities who have substantial investment portfolios ($5 million in the case of a natural person) or are our knowledgeable personnel.

Our funds that admit only non-U.S. investors rely on various exemptions from applicable investment fund registration and regulation available in non-U.S. jurisdictions, which exemptions generally require that our offshore funds only admit high-net worth or qualified institutional investors or otherwise limit the types of investors who may invest. To the extent they admit

U.S. investors, our offshore funds must apply the same criteria to these investors as our domestic funds apply to their investors in order to be exempt from registration and regulation under the Investment Company Act.

We believe that our funds comply, and have complied, with applicable exemptions from registration and regulation under the Investment Company Act and applicable non-U.S. laws.

<center>**Available Information**</center>

We file electronically with the SEC our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and any amendments thereto, and other information. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. We make available on our website at www.gcmgrosvenor.com, free of charge, copies of these reports and any amendments as soon as reasonably practicable after filing or furnishing them with the SEC.

ITEM 1A. RISK FACTORS

In the course of conducting our business operations, we are exposed to a variety of risks. These risks are generally inherent to the alternative asset management industry or otherwise generally impact alternative asset managers like us. Any of the risk factors we describe below have affected or could materially adversely affect our business, financial condition and results of operations. The market price of shares of our Class A common stock could decline, possibly significantly or permanently, if one or more of these risks and uncertainties occurs. Certain statements in "Risk Factors" are forward-looking statements. See "Forward-Looking Statements."

Risks Related to Our Business and Industry

The historical performance of our funds should not be considered as indicative of the future results of our operations or any returns expected on an investment in our Class A common stock; however, poor performance of our funds, or lack of growth in our assets under management, could have a materially adverse impact on our revenues, and, consequently, the returns on our Class A common stock.

An investment in our Class A common stock is not an investment in any of our funds and is not linked to the historical or future performance of our funds. However, the success and growth of our business is highly dependent upon the performance of our funds.

Positive performance of our funds will not necessarily result in the holders of our Class A common stock experiencing a corresponding positive return on their Class A common stock. However, poor performance of our funds could cause a decline in our revenues as a result of reduced management fees and incentive fees from such funds, and may therefore have a materially adverse impact on our performance and the returns on an investment in our Class A common stock.

If we fail to meet the expectations of our clients or our funds otherwise experience poor investment performance, whether due to general economic and financial conditions, our investment acumen or otherwise, our ability to retain existing assets under management and attract new clients could be materially adversely affected. In turn, the management fees and incentive fees that we would earn would be reduced and our business or financial condition would suffer, thus negatively impacting the price of our Class A common stock. Furthermore, even if the investment performance of our funds is positive, our business or financial condition and the price of our Class A common stock could be materially adversely affected if we are unable to attract and retain additional assets under management consistent with our past experience, industry trends or investor and market expectations.

Investors in our open-ended, specialized funds may generally redeem their investments in these funds on a periodic basis. Investors in most of our closed-ended, specialized funds may terminate the commitment periods of these funds or otherwise cause our removal as general partner of these funds under certain circumstances. Our customized separate account clients may generally terminate our management of these relationships on short notice. Any of these events would lead to a decrease in our revenues, which could be substantial.

Investors in our open-ended, specialized funds may generally redeem their investments on an annual or quarterly basis following the expiration of a specified period of time when capital may not be withdrawn, subject to the applicable fund's specific redemption provisions. In addition, the boards of directors of the investment companies we manage could terminate our advisory engagement of those companies on as little as 30 days' prior written notice. In a declining market, the pace of redemptions from our open-ended, specialized funds, and consequently our assets under management, may accelerate as investors seek to limit the losses on their investments or rely upon the liquidity provided by our funds in order to satisfy other obligations these investors may have elsewhere in their portfolios. To the extent appropriate and permissible under a fund's governing agreements, we may limit or suspend redemptions or otherwise take steps to limit the impact of redemptions on our funds during a redemption period, which may have a negative reputational impact on us. See "— Risks Related to Our Funds — Hedge fund investments are subject to numerous additional risks." The decrease in revenues that would result from significant redemptions in our open-ended, specialized funds could have a material adverse effect on our business, financial condition and results of operations. In addition, the occurrence of such an event would likely have a negative reputational impact on us.

The governing agreements of most of our closed-ended, specialized funds provide that, subject to certain conditions, investors comprising a certain percentage of commitments to these funds, which may be as low as 75%, have the right to suspend or terminate the commitment periods of these funds or cause our removal as general partner and investment manager of these funds without cause. The termination or suspension of a fund's commitment period or our removal as general partner of a fund would result in loss of management fee revenues and potentially some or all of any carried interest to which we may otherwise have been entitled to receive. The decrease in these revenues could have a material adverse effect on our business, financial condition and results of operations. In addition, the occurrence of such an event would likely have a negative reputational impact on us.

Our customized separate account clients may generally terminate our management of these relationships without cause, request the orderly liquidation of investments of these portfolios or transfer some or all of the investments in these portfolios directly to the client or some other third-party, on as little as 30 days' prior written notice. The occurrence of such an event would result in a loss of management fee revenues to which we may otherwise have been entitled to receive. The decrease in these revenues could have a material adverse effect on our business, financial condition and results of operations. In addition, the occurrence of such an event would likely have a negative reputational impact on us.

Our business and financial condition may be materially adversely impacted by the variable nature of our revenues, and in particular the performance-based aspect of certain of our revenues and cash flows, which may make it difficult for us to achieve steady earnings growth on a quarterly basis and may lead to large adverse movements or general increased volatility in the price of our Class A common stock.

Our revenues are influenced by the combination of the amount of assets under management and the investment performance of our funds. Asset flows, whether inflows or outflows, can be variable from month-to-month and quarter-to-quarter. Furthermore, our funds' investment performance, which affects the amount of assets under management and the management fees we may earn in a given year, can be volatile due to, among other things, general market and economic conditions. Accordingly, our revenues and cash flows may be variable.

Our cash flow may fluctuate significantly from quarter-to-quarter due to the fact that we receive carried interest distributions from certain of our funds only when investments are realized and, in certain cases, achieve a certain preferred return based on performance. In most cases, for our funds where we are entitled to receive carried interest distributions, an element of our revenues, it takes a substantial period of time to realize the cash value (or other proceeds) of an investment. Even if an investment proves to be profitable, it may be a number of years before any profits can be realized in cash (or other proceeds). We cannot predict when, or if, any realization of investments will occur, and thus, we cannot predict the timing or amounts of carried interest distributions to us. If we were to receive a carried interest distribution in a particular quarter, it may have a significant impact on our results for that particular quarter, which may not be replicated in subsequent quarters.

We are entitled to performance-based fees in respect of certain of our funds that are based on a percentage of unrealized profit, typically over a "high water-mark," on an annual or more frequent basis. Typically, these performance-based fees are paid to us by our funds during the first quarter of each year which is subsequent to when they are earned, even though our funds may accrue a performance-based fee prior to the date it is paid.

As a result, achieving steady earnings growth on a quarterly basis may be difficult, which could in turn lead to large adverse movements or general increased volatility in the price of our Class A common stock.

The industry in which we operate is intensely competitive. If we are unable to compete successfully, our business and financial condition could be adversely affected.

The industry in which we operate is intensely competitive, with competition based on a variety of factors, including investment performance, the scope and the quality of service provided to clients, brand recognition, business reputation and price. Our business competes with a number of private equity funds, specialized investment funds, solutions providers and other sponsors managing pools of capital, as well as corporate buyers, traditional asset managers, commercial banks, investment banks and other financial institutions (including sovereign wealth funds), and we expect that competition will continue to increase. For example, certain traditional asset managers have developed their own private equity platforms and are marketing other asset allocation strategies as alternatives to hedge fund investments. Additionally, developments in financial technology, such as distributed ledger technology, commonly referred to as blockchain, have the potential to disrupt the financial industry and change the way financial institutions, as well as asset managers, do business. A number of factors serve to increase our competitive risks:

- a number of our competitors have greater financial, technical, marketing and other resources and more personnel than we do;

- some of our competitors have recently raised, or are expected to raise, significant amounts of capital, and many of them have investment objectives similar to ours, which may create additional competition for investment opportunities that our funds seek to exploit;

- some of our funds may not perform as well as competitors' funds or other available investment products;

- several of our competitors have significant amounts of capital, and many of them have similar investment objectives to ours, which may create additional competition for investment opportunities and may reduce the size and duration of pricing inefficiencies that many alternative investment strategies seek to exploit;

- some of our competitors may have a lower cost of capital or access to funding sources that are not available to us, which may create competitive disadvantages for us with respect to investment opportunities;

- some of our competitors may be subject to less regulation and accordingly may have more flexibility to undertake and execute certain businesses or investments than we can and/or bear less compliance expense than we do;

- some of our competitors may have more flexibility than us in raising certain types of investment funds under the investment management contracts they have negotiated with their investors;

- some of our competitors may have better expertise or be regarded by investors as having better expertise in a specific asset class or geographic region than we do; and

- other industry participants may, from time to time, seek to recruit our investment professionals and other employees away from us.

We may find it harder to retain and raise funds, and we may lose investment opportunities in the future, if we do not match the prices, structures and terms offered by our competitors. We may not be able to maintain our current fee structures as a result of industry pressure from investors to reduce fees. In order to maintain our desired fee structures in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize them to pay our desired fee rates. We cannot assure you that we will succeed in providing investment returns and service that will allow us to maintain our desired fee structure. Fee reductions on existing or future new business could have a material adverse effect on our profit margins and results of operations.

A decline in the pace or size of fundraising or investments made by us on behalf of our funds may adversely affect our revenues.

Our revenues in any given period are dependent in part on the size of our FPAUM in such period. For our closed-ended funds, the revenues that we earn are driven in part by the amount of capital invested or committed for investment by our clients, our fundraising efforts and the pace at which we make investments on behalf of certain of our funds. Declines in the pace or the size of fundraising efforts or investments reduce our revenues. The alternative asset investing environment continues to see increased competition, which can make fundraising and the deployment of capital more difficult. In addition, many other factors cause declines in the pace of investment, including the inability of our investment professionals to identify attractive investment opportunities, decreased availability of capital on attractive terms and our failure to consummate identified investment opportunities because of business, regulatory or legal complexities or uncertainty and adverse developments in the U.S. or global economy or financial markets. In addition, if we are unable to deploy capital at a pace that is sufficient to offset the pace of realizations that we return to our clients, our fee revenues could decrease.

The nature of closed-ended funds involves the perpetual return of capital to investors. This return of capital to investors in our funds reduces our FPAUM. Hence, we are perpetually seeking to raise investment commitments in order to replace the return of capital to clients from existing funds. Given the competitive nature of the alternative asset management business, following a return of capital to a client, we may lose them as a client as a result of client-specific changes such as a change in such client's ownership, control or senior management, a client's decision to transition to in-house asset management rather than partner with a third-party provider such as us, competition from other financial advisors and financial institutions and other causes. Moreover, a number of our contracts with state government-sponsored clients are secured through such government's mandated procurement processes, which may include a broad and competitive bidding process for subsequent engagements. If multiple clients failed to renew their investment commitments with us and we were unable to secure new clients, our fee revenues would decline materially. Finally, we cannot assure you that we will be able to replace returned capital with investment commitments that generate the same revenues as the returned capital.

We could suffer losses if our reputation or the reputation of our industry is harmed.

Our business is highly competitive and we benefit from being highly regarded in our industry. Maintaining our reputation is critical to attracting and retaining fund investors and for maintaining our relationships with our regulators. Negative publicity regarding our company or our personnel could give rise to reputational risk which could significantly harm our existing business and business prospects.

In addition, events that damage the reputation of our industry generally, such as the insolvency or bankruptcy of large funds or a significant number of funds or highly publicized incidents of fraud or other scandals, could have a material adverse effect on our business, regardless of whether any of these events directly relate to our funds or the investments made by our funds.

The COVID-19 pandemic continues to cause disruptions in the U.S. and global economies and, along with other public health emergencies, may adversely impact our business, financial condition and results of operations.

The outbreak of the COVID-19 pandemic led much of the world to institute stay-at-home orders, restrictions on travel, bans on public gatherings, the closing of non-essential businesses or limiting their hours of operation and other restrictions on businesses and their operations, which adversely impacted global commercial activity and contributed to significant volatility and a downturn in global financial markets. While many of these restrictions have now been lifted, new COVID-19 outbreaks and variants led many jurisdictions to reimpose restrictions in an effort to mitigate risks to public health throughout 2022, and the risks of future COVID-19 outbreaks and variants, as well as other public health emergencies, remain. As a result, we are unable to predict the ultimate adverse impact of the pandemic, but it has affected, and may further affect, our business in various ways, including the following:

- We operate our business globally, with clients and offices across North America, Europe, Asia-Pacific, Latin America and the Middle East. The ability to easily travel and meet with prospective and current clients in person helps build and strengthen our relationships with them in ways that telephone and video conferences may not always afford. Further, our investment strategies target opportunities globally. At the onset of the pandemic, we largely shifted to telephone and video conferences to build and maintain relationships, and this has continued to some extent based on client preferences and local conditions. As a consequence, our ability to market our funds and raise new business has been impeded (which may result in lower or delayed revenue growth) and it has become more difficult to conduct due diligence on investments (which can impede the identification of investment risks).

- The ability of our employees to conduct their daily work in our offices helps to ensure a level of productivity that may not be achieved when working remotely for an extended period of time. In most jurisdictions, employees have returned to working in our offices, but generally spend fewer days working in our offices than they did before the onset of the pandemic. Employees' increased use of a remote working environment could strain our technology resources and introduce operational risks, including heightened cybersecurity risk, as remote working environments can be less secure and more susceptible to hacking attacks.

- A slowdown in fundraising activity has in the past resulted in delayed or decreased management fees and could result in delayed or decreased management fees in the future compared to prior periods. In addition, in light of declines in public equity markets and other components of their investment portfolios, investors may become restricted by their asset allocation policies to invest in new or successor funds that we provide, or may be prohibited by new laws or regulations from funding existing commitments. We may also experience a slowdown in the deployment of our capital, which could adversely affect our ability to raise capital for new or successor funds.

- To the extent the market dislocation caused by COVID-19 and its variants may present attractive investment opportunities due to increased volatility in the financial markets, we may not be able to complete those investments, which could impact revenues, particularly for our funds that charge fees on invested capital.

- Our liquidity and cash flows may be adversely impacted by declines or delays in realized incentive fees and management fee revenues.

- Our funds invest in industries that have been materially impacted by the COVID-19 pandemic, including healthcare, travel, entertainment, hospitality and retail. Companies in these industries have faced operational and financial hardships resulting from the pandemic, and they could continue to suffer materially, become insolvent or cease operations altogether, any of which would decrease the value of the investments.

- COVID-19, and other public health emergencies, present a threat to our employees' well-being and morale. If our senior management or other key personnel become ill or are otherwise unable to perform their duties for an extended period of time, we may experience a loss of productivity or a delay in the implementation of certain strategic plans. In addition to any potential impact of such extended illness on our operations, we may be exposed to the risk of litigation by our employees against us for, among other things, failure to take adequate steps to protect their well-being.

- We anticipate that regulatory oversight and enforcement will become more rigorous for public companies in general, and for the financial services industry in particular, as a result of the recent volatility in the financial markets.

We believe COVID-19's adverse impact on our business, financial condition and results of operations will be significantly driven by a number of factors that we are unable to predict or control, including, for example: the severity and duration of the pandemic; the emergence and spread of variants; the pandemic's impact on the U.S. and global economies; the timing, scope and effectiveness of additional governmental responses to the pandemic; the timing and path of economic recovery; and the negative impact on our clients, counterparties, vendors and other business partners that may indirectly adversely affect us.

We are subject to numerous conflicts of interest that are both inherent to our business and industry and particular to us. Our failure to deal appropriately with conflicts of interest could damage our reputation and have a material adverse effect on our business, financial condition and results of operations.

We currently provide or may in the future provide a broad spectrum of financial services, including investment advisory, broker-dealer, asset management, loan origination, capital markets, special purpose acquisition company sponsorship and idea generation. As we have expanded and as we continue to expand our business, we increasingly confront potential and actual conflicts of interest relating to our funds' investment activities. Investment manager conflicts of interest continue to be a significant area of focus for regulators and the media. Because of our size and the variety of investment strategies that we pursue for our funds, we may face a higher degree of scrutiny compared with investment managers that are smaller or focus on fewer asset classes.

The relationships among our funds and us are complex and dynamic, and our business could change over time. Therefore, we and our personnel will likely be subject, and our funds will likely be exposed, to new or additional conflicts of interest. In the ordinary course of business, and in particular in managing and making investment decisions for our funds, we engage in activities in which our interests or the interests of our funds could conflict with the interests of other funds and the investors in such funds. Such conflicts of interest could adversely affect one or more of our funds and/or the performance of our funds or returns to their investors.

Certain of our funds may have overlapping investment objectives, including funds that have different fee structures and/or investment strategies that are more narrowly focused, and potential and actual conflicts could arise with respect to allocation of investment opportunities among those funds. We will, from time to time, be presented with investment opportunities that fall within the investment objectives of multiple funds. In such circumstances, we will seek to allocate such opportunities among our funds on a basis that we reasonably determine in good faith to be fair and equitable, and may take into account a variety of relevant factors in determining eligibility, including the investment team primarily responsible for sourcing or performing due diligence on the transaction, the nature of the investment focus of each fund, the relative amounts of capital available for investment, anticipated expenses to the applicable fund and/or to us with regard to investment by our various funds, the investment pacing and timing of our funds and other considerations deemed relevant by us. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. The risk that fund investors could challenge allocation decisions as inconsistent with our obligations under applicable law, governing fund agreements or our own policies cannot be eliminated. In addition, the perception of non-compliance with such requirements or policies could harm our reputation with fund investors.

Our funds may invest in companies in which we or one or more or our other funds also invest, either directly or indirectly. Investments in a company by certain of our funds may be made prior to the investment by other funds, concurrently, including as part of the same financing plan or subsequent to the investments by such other funds. Any such investment by a fund may consist of securities or other instruments of a different class or type from those in which other of our funds are invested, and may entitle the holder of such securities and other instruments to greater control or to rights that otherwise differ from those to which such other funds are entitled. In connection with any such investments — including as they relate to acquisition, owning, and disposition of such investments — our funds could have conflicting interests and investment objectives, and any difference in the terms of the securities or other instruments held by such parties could raise additional conflicts of interest for our funds and us. Our failure to adequately mitigate these conflicts could give rise to regulatory and investor scrutiny.

In the ordinary course of our investment activities on behalf of our funds, we receive investment-related information. We do not generally establish information barriers between internal investment teams. To the extent permitted by law, investment professionals have access to and make use of such investment-related information in making investment decisions for our funds. Therefore, information related to investments made on behalf of a particular fund may inform investment decisions made in respect of another of our funds or otherwise be used and monetized by us. The access and use of this information could create conflicts between our funds and between our funds and us, and no fund, or any investor therein, is entitled to any compensation for any profits earned by another fund or us based on our use of investment-related information received in connection with managing such funds.

Certain persons employed by or otherwise associated with us are related to, or otherwise have business, personal, political, financial, or other relationships with, persons employed by or otherwise associated with service providers engaged for our funds, and third-party investment managers with whom we invest on behalf of our funds. These types of relationships could also influence us in deciding whether to select or recommend such a service provider to perform services for a particular fund or to make or redeem an investment on behalf of a fund.

Additionally, we permit employees, former employees and other parties associated with the firm to invest in or alongside our funds on a no-fee, no-carry basis. These arrangements could create a conflict in connection with investments we make on behalf of our funds. For example, we have an agreement with our director, Stephen Malkin, that was originally entered into in 2005 when he resigned from GCM Grosvenor, to manage a family office. While investments in and alongside our funds by Mr. Malkin's family office are subject to the same policies and procedures applicable to our current employees, Mr. Malkin benefits from information he receives in respect of our funds and our funds' investments and the right to invest on a no-fee and no-carry basis.

It is possible that actual, potential or perceived conflicts could give rise to investor dissatisfaction or litigation or regulatory enforcement actions. Appropriately dealing with conflicts of interest is complex and difficult and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including an inability to raise additional funds, attract new clients or retain existing clients.

Conflicts of interest could arise in our allocation of co-investment opportunities.

As a general matter, our allocation of co-investment opportunities is entirely within our discretion and there can be no assurance that co-investments of any particular type or amount will be allocated to any of our funds or investors. There can be no assurance that co-investments will become available and we will take into account a variety of factors and considerations we deem relevant in our sole discretion in allocating co-investment opportunities, including, without limitation, whether a potential co-investor has expressed an interest in evaluating co-investment opportunities, whether a potential co-investor has a history of participating in such opportunities with us, the size and interest of the opportunity, the economic terms applicable to such investment for such investor and us, whether allocating to a potential co-investor will help establish, recognize, strengthen and/or cultivate existing relationships with an existing or prospective investor and such other factors as we deem relevant under the circumstances. The allocation of co-investment opportunities by us sometimes involves a benefit to us including, without limitation, management fees, carried interest or incentive fees or allocations from a co-investment opportunity. In certain circumstances, we, our affiliates and our respective employees or any designee thereof and other companies, partnerships or vehicles affiliated with us may be permitted to co-invest side-by-side with our funds and may consummate an investment in an investment opportunity otherwise suitable for a fund.

Potential and actual conflicts will arise with respect to our decisions regarding how to allocate co-investment opportunities among our funds and investors and the terms of any such co-investments. Our fund documents typically do not mandate specific allocations with respect to co-investments. The investment advisers of our funds could have an incentive to provide co-investment opportunities to certain investors in lieu of others. Co-investment arrangements may be structured through one or more of our investment vehicles, and in such circumstances, co-investors will generally bear the costs and expenses thereof (which could lead to conflicts of interest regarding the allocation of costs and expenses between such co-investors and investors in our other investment funds). The terms of any such existing and future co-investment vehicles may differ materially, and in some instances may be more favorable to us, than the terms of certain of our funds or prior co-investment vehicles, and such different terms could create an incentive for us to allocate a greater or lesser percentage of an investment opportunity to such funds or such co-investment vehicles, as the case may be. Such incentives will from time to time give rise to conflicts of interest. Allocating investment opportunities appropriately frequently involves significant and subjective judgments. The risk that fund investors could challenge allocation decisions as inconsistent with our obligations under applicable law, governing fund agreements or our own policies cannot be eliminated. In addition, the perception of non-compliance with such requirements or policies could harm our reputation with fund investors.

Our entitlement to receive carried interest from many of our funds could create an incentive for us to make more speculative investments and determinations on behalf of a fund than would be the case in the absence of such arrangement.

We sometimes receive carried interest or other performance-based fees or allocations that could create an incentive for us to make more speculative investments and determinations, directly or indirectly on behalf of our funds, or otherwise take or refrain from taking certain actions than it would otherwise make in the absence of such carried interest or performance-based fees or allocations. In addition, we could have an incentive to make exit determinations based on factors that maximize economics in favor of us or our employees. Certain of our employees or related persons may receive a portion of our carried interest or performance-based fees or allocations with respect to one or more of our funds, which could similarly influence such employees' or related persons' judgments. In connection therewith, any clawback obligation could create an incentive for us to defer disposition of one or more investments if such disposition would result in a realized loss and/or the finalization of dissolution and liquidation of a fund where a clawback obligation would be owed. Our failure to appropriately deal with any actual, potential or perceived conflicts of interest resulting from our entitlement to receive carried interest from many of our funds could have a material adverse effect on our reputation, which could materially and adversely affect our business in a number of ways, including an inability to raise additional funds, attract new clients or retain existing clients.

Conflicts of interest could arise in our allocation of costs and expenses, and increased regulatory scrutiny and uncertainty with regard to expense allocation may increase the risk of harm.

We have a conflict of interest in determining whether certain costs and expenses are incurred in the course of operating our funds. For example, we have to determine whether the costs arising from newly imposed regulations and self-regulatory requirements should be paid by our funds or by us. Our funds generally pay or otherwise bear all legal, accounting, filing, and other expenses incurred in connection with organizing and establishing the funds and the offering of interests in the funds. In addition, our funds generally pay all expenses related to the operation of the funds and their investment activities. We also determine, in our sole discretion, the appropriate allocation of investment-related expenses, including broken deal expenses, incurred in respect of unconsummated investments and expenses more generally relating to a particular investment strategy, among our funds, vehicles and accounts participating or that would have participated in such investments or that otherwise participate in the relevant investment strategy, as applicable. This could result in one or more of our funds bearing more or less of these expenses than other investors or potential investors in the relevant investments or a fund paying a disproportionate share, including some or all, of the broken deal expenses or other expenses incurred by potential investors. Parties that seek to participate in a particular investment opportunity we offer on a co-investment basis may not share in any broken deal expenses in the event such opportunity is not consummated.

While we historically have and will continue to allocate the costs and expenses of our funds in a fair and equitable basis and in accordance with our policies and procedures, due to increased regulatory scrutiny of expense allocation policies in the private investment funds realm, there is no guarantee that our policies and procedures will not be challenged by our supervising regulatory bodies. If we or our supervising regulators were to determine that we have improperly allocated such expenses, we could be required to refund amounts to our funds and could be subject to regulatory censure, litigation from our clients and/or reputational harm, each of which could have a material adverse effect on our business, financial condition and results of operations.

Certain policies and procedures implemented to mitigate potential and actual conflicts of interest and address certain regulatory requirements may reduce the synergies that may otherwise exist across our various businesses.

In an effort to mitigate potential and actual conflicts of interest and address regulatory, legal and contractual requirements and contractual restrictions, we have implemented certain policies and procedures (for example, information sharing policies) that may reduce the positive synergies that would otherwise exist across our various businesses. For example, we may come into possession of material non-public information with respect to issuers in which we may be considering making an investment or issuers in which our affiliates may hold an interest. As a consequence of such policies and procedures, we may be precluded from providing such information or other ideas to our other businesses that might be of benefit to them. Additionally, the terms of confidentiality or other agreements with or related to companies in which we have entered, either on our own behalf or on behalf of any of our clients, sometimes restrict or otherwise limit the ability of our funds to make investments or otherwise engage in businesses or activities competitive with such companies.

A significant portion of our consolidated financial statements include financial information, including net assets and revenues, that is attributable to noncontrolling interests holders and not attributable to us. As a result, the net assets and revenues presented in our consolidated financial statements may not represent our economic interests in those net assets and revenues.

While our historical consolidated financial statements include financial information, including assets and revenues of certain entities on a consolidated basis, a portion of such assets and revenues are attributable to the noncontrolling interest holders and not directly attributable to us as discussed in our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Our international operations subject us to numerous risks.

We maintain operations in the United Kingdom, Germany, Canada, Hong Kong, Japan and South Korea, among other places, and may grow our business into new regions with which we have less familiarity and experience, and this growth is important to our overall success. In addition, many of our clients are non-U.S. entities where we are expected to have a familiarity with the specific legal and regulatory requirements applicable to such clients. We rely upon stable and free international markets, not only in connection with seeking clients outside the U.S. but also in investing client capital in these markets.

Our international operations carry special financial and business risks, which could include the following:

- greater difficulties in managing and staffing foreign operations;

- differences between the U.S. and foreign capital markets, such as for accounting, auditing, financial reporting and legal standards, practices and disclosure requirements;

- fluctuations in foreign currency exchange rates that could adversely affect our results;

- additional costs of complying with, and exposure to liability under, foreign regulatory regimes;

- unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

- longer transaction cycles;

- higher operating costs;

- local labor conditions and regulations;

- adverse consequences or restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as trapped foreign losses;

- less stable political and economic environments;

- terrorism, political hostilities, war, public health crises and other civil disturbances or other catastrophic or pandemic events that reduce business activity;

- cultural and language barriers and the need to adopt different business practices in different geographic areas; and

- difficulty collecting fees and, if necessary, enforcing judgments.

As part of our day-to-day operations outside the United States, we are required to create compensation programs, employment policies, compliance policies and procedures and other administrative programs that comply with the laws of multiple countries. We also must communicate and monitor standards and directives across our global operations. Our failure to successfully manage and grow our geographically diverse operations could impair our ability to react quickly to changing business and market conditions and to enforce compliance with non-U.S. standards and procedures.

Any payment of distributions, loans or advances to and from our subsidiaries could be subject to restrictions on or taxation of dividends or repatriation of earnings under applicable local law, monetary transfer restrictions, foreign currency exchange regulations in the jurisdictions in which our subsidiaries operate or other restrictions imposed by current or future agreements, including debt instruments, to which our non-U.S. subsidiaries may be a party. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our results of operations or growth prospects.

The U.K.'s withdrawal from the European Union could have a material adverse effect on our business, financial condition and results of operations.

Following a national referendum and enactment of legislation by the government of the United Kingdom (the "U.K."), the U.K. formally withdrew from the European Union ("EU"), commonly referred to as commonly referred to as "Brexit"), and ratified a trade and cooperation agreement governing its future relationship with the EU. The agreement, which entered into force May 1, 2021, addresses trade, economic arrangements, law enforcement, judicial cooperation and a governance framework including procedures for dispute resolution, among other things. Because the agreement merely sets forth a framework in many respects and will require complex additional bilateral negotiations between the U.K. and the EU as both parties continue to work on the rules for implementation, significant political and economic uncertainty remains about how the precise terms of the relationship between the parties will differ from the terms before withdrawal. Such uncertainty could have an adverse effect on our business and results of operations.

Our business has been and may continue to be adversely affected by Brexit due to, among other things, disruption of the free movement of goods, services, capital, and people between the U.K. and the EU as well as potential changes to the legal and regulatory environment in the region. Furthermore, as a result of Brexit, our subsidiaries that are authorized and regulated by the U.K. Financial Conduct Authority are no longer able to avail themselves of passporting rights under certain EU directives (such as the AIFMD and MiFID II) to provide services and perform activities outside the U.K. in member states of the EU. This may have an adverse impact on our results including the cost of, risk to, manner of conducting, and location of, our European business and our ability to hire and retain key staff in Europe. This may also adversely impact the markets in which we operate; the funds we manage or advise; our clients and our ability to raise capital from them; and ultimately the returns that may be achieved. While we have taken measures designed to allow us to continue to conduct our business in both the U.K. and the EU, Brexit may increase our cost of conducting business, interfere with our ability to market our products and provide our services and generally make it more difficult for us to pursue our objectives in the region. In particular, it may be challenging for us to continue marketing EU-domiciled funds that are subject to AIFMD where we are not designated the alternative investment manager to such funds but are instead delegated portfolio management responsibility from a third-party firm.

Brexit could also lead to legal uncertainty and divergent national laws and regulations as the U.K. looks to implement its own vision for its financial services industry through a substantial set of reforms labeled the "Edinburgh Reforms". Compliance with any such new laws and regulations in the U.K. may be difficult and/or costly to implement and could adversely impact our ability to raise capital from investors in the U.K. and the EU, which could materially reduce our revenues, earnings and cash flow and adversely affect our financial prospects and condition.

Our business, financial condition and results of operations could be materially and adversely affected if we are unable to successfully manage these and other risks of international operations in a volatile environment. If our international business increases relative to our total business, these factors could have a more pronounced effect on our results of operations or growth prospects.

Our indebtedness may expose us to substantial risks.

As of December 31, 2022, we had $393.0 million in long-term debt outstanding. We expect to continue to utilize debt to finance our operations, which will expose us to the typical risks associated with the use of leverage. An increase in leverage could make it more difficult for us to withstand adverse economic conditions or business plan variances, to take advantage of new business opportunities, or to make necessary capital expenditures. Any portion of our cash flow required for debt service would not be available for our operations, distributions, dividends or other purposes. Any substantial decrease in net operating cash flows or any substantial increase in expenses could make it difficult for us to meet our debt service requirements or force us to modify our operations. Our level of indebtedness may make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business, regulatory and economic conditions, which could have a material adverse effect on our business, financial condition and results of operations.

The terms of the Company's current debt instruments contain covenants that may restrict the Company and its subsidiaries from paying distributions to its members. However, the ability of GCMH to make such distributions is subject to its operating results, cash requirements and financial condition, restrictive covenants in our debt instruments and applicable Delaware law. These restrictions include restrictions on the payment of distributions whenever the payment of such distributions would cause GCMH to no longer be in compliance with any of its financial covenants under the Term Loan

Facility. Absent an event of default under the Credit Agreement governing the terms of the Term Loan Facility, GCMH may make unlimited distributions when the Total Leverage Ratio (as defined in the Credit Agreement) is below 2.75x. As of December 31, 2022, the Total Leverage Ratio was below 2.75x and the Company was in compliance with all financial covenants.

We may be unable to remain in compliance with the financial or other covenants contained in our debt instruments.

Our debt instruments contain, and any future debt instruments may contain, financial and other covenants that impose requirements on us and limit our and our subsidiaries' ability to engage in certain transactions or activities, including, without limitation:

- making certain payments in respect of equity interests, including, among others, the payment of dividends and other distributions, redemptions and similar payments, payments in respect of warrants, options and other rights, and payments in respect of subordinated indebtedness;

- incurring additional debt;

- providing guarantees in respect of obligations of other persons;

- making loans, advances and investments;

- entering into transactions with investment funds and affiliates;

- creating or incurring liens;

- entering into negative pledges;

- selling all or any part of the business, assets or property, or otherwise disposing of assets;

- making acquisitions or consolidating or merging with other persons;

- entering into sale-leaseback transactions;

- changing the nature of our business;

- changing our fiscal year;

- making certain modifications to organizational documents or certain material contracts;

- making certain modifications to certain other debt documents; and

- entering into certain agreements with respect to the repayment of indebtedness, the making of loans or advances, or the transferring of assets.

There can be no assurance that we will be able to maintain leverage levels in compliance with the financial covenants included in our debt instruments. These restrictions may limit our flexibility in operating our business, and any failure to comply with these financial and other covenants, if not waived, would cause a default or event of default. Our obligations under our debt instruments are secured by substantially all of our assets. In the case of an event of default, creditors may exercise rights and remedies, including the rights and remedies of a secured party, under such agreements and applicable law, which could have a material adverse effect on our business, financial condition and results of operations.

The loss of experienced and senior personnel could have a material adverse effect on our business and financial condition.

While the success of our business is not tied to any particular person or group of "key persons," the success of our business does depend on the efforts, judgment and reputations of our personnel generally, and in particular our experienced and senior personnel in investment, operational and executive functions. Our personnel's reputation, expertise in investing and risk management, relationships with our clients and third parties on which our funds depend for investment opportunities are each critical elements in operating and expanding our business. However, we may not be successful in our efforts to retain our most valued employees, as the market for alternative asset management professionals is extremely competitive. The loss of one or more members of our senior team could harm our business and jeopardize our relationships with our clients and members of the investing community, and we may not be able to attract, retain, and develop a sufficient number of qualified personnel in future periods. Nearly all of our managing directors and many of our executive directors are subject to employment contracts that contain various incentives and restrictive covenants designed to retain these employees for the long-term success of our business, but none of them is obligated to remain actively involved with us. In addition, if any of our personnel were to join or form a competitor, following any required restrictive period set forth in their employment agreements, some of our clients could choose to invest with that competitor rather than in our funds. The loss of the services of one or more members of our senior team could have a material adverse effect on our business, financial condition and results of operations, including on the performance of our funds, our ability to retain and attract clients and highly qualified employees and our ability to raise new funds. Any change to our senior management team could have a material adverse effect on our business, financial condition and results of operations.

We do not carry any "key person" insurance that would provide us with proceeds in the event of the death or disability of any of our personnel. In addition, certain of our funds have key person provisions that are triggered upon the loss of services of one or more specified employees and could, upon the occurrence of such event, provide the investors in these funds with certain rights such as rights providing for the termination or suspension of the funds' investment periods and/or wind-down of the funds. Accordingly, the loss of such personnel could result in significant disruption of certain funds' investment activities, which could have a material adverse impact on our business, financial condition and results of operations, and could harm our ability to maintain or grow our assets under management in existing funds or raise additional funds in the future. Similarly, to the extent there is a perceived reliance in the market that one or more of our employees is critical to the success of a particular investment strategy, the loss of one or more such employees could lead investors to redeem from our funds or choose not to make further investments in existing or future funds that we manage, which would correspondingly reduce our management fees and potential to earn incentive fees.

We intend to expand our business and may enter into new lines of business or geographic markets, which may result in additional risks and uncertainties in our business.

We currently generate substantially all of our revenues from management fees and incentive fees. However, we intend to continue to seek to grow our business by offering additional products and services, by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Introducing new types of investment structures, products and services could increase our operational costs and the complexities involved in managing such investments, including with respect to ensuring compliance with regulatory requirements and the terms of the investment. For example, we have recently launched a structured alternatives investment solution to invest in alternative strategies including private equity, infrastructure, absolute return strategies, and alternative credit, which may be subject to greater levels of regulatory scrutiny. Also, we intend to serve as sponsor to one or more special purpose acquisition companies. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core business. In addition, we may from time to time explore opportunities to grow our business via acquisitions, partnerships, investments or other strategic transactions. There can be no assurance that we will successfully identify, negotiate or complete such transactions, that any completed transactions will produce favorable financial results or that we will be able to successfully integrate an acquired business with ours.

Entry into certain lines of business or geographic markets or the introduction of new types of products or services may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our business, financial condition and results of operations could be materially and adversely affected.

Restrictions on our ability to collect and analyze data regarding our clients' investments could adversely affect our business.

We maintain detailed information regarding investments that we monitor and report on for our funds. We rely on our database of investment information to provide regular reports to our clients, to research developments and trends in the markets and to support our investment processes. We depend on the continuation of our relationships with the investment managers of the underlying funds and investments in order to maintain current data on these investments and market activity. The termination of such relationships or the imposition of restrictions on our ability to use the investment-related information we obtain in connection with our investing, monitoring and reporting services could adversely affect our business, financial condition and results of operations.

Operational risks may disrupt our business, damage our reputation, result in financial losses or limit our growth.

We rely heavily on our and our third-party service providers' financial, accounting, compliance, monitoring, administration, reporting and other data processing systems. If any of these systems, or the systems of third-party service providers we utilize, do not operate properly or are disabled or fail, including the loss of data, whether caused by fire, other natural disaster, power or telecommunications failure, computer viruses, malicious actors, acts of terrorism or war or otherwise, we could suffer a disruption of our business, financial loss, liability to clients, regulatory intervention or reputational damage, which could have a material and adverse effect on our business, financial condition and results of operations. We face operational risk from errors made in the execution, confirmation or settlement of transactions, as well as errors in recording, evaluating and accounting for them. Our and our third-party service providers' information systems and technology may be unable to accommodate our growth or adequately protect the information of our clients, for new products and strategies or address security risks, and the cost of maintaining such systems and technology may increase from our current level. Such a failure to accommodate growth, or an increase in costs related to such information systems and technology, could have a material adverse effect on our results of operations, financial condition and cash flow. A disaster or a disruption in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, including custodians, paying agents and escrow agents, or directly affecting our principal offices, could negatively impact our ability to continue to operate our business without interruption. Our business continuation or disaster recovery programs may not be sufficient to mitigate the harm that could result from such a disaster or disruption, and insurance and other safeguards may only partially reimburse us for our losses, if at all.

Failure to maintain the security of our information and technology networks or data security breaches could harm our reputation and have a material adverse effect on our results of operations, financial condition and cash flow.

We rely on the reasonably secure processing, storage and transmission of confidential and other sensitive information in our computer systems and networks, and those of our service providers and their vendors. In the ordinary course of our business, we collect and store a range of data, including our proprietary business information and intellectual property, and personally identifiable information of our employees, our clients and other third parties, in our cloud applications and on our networks, as well as our services providers' systems. The secure processing, maintenance and transmission of this information are critical to our operations. We, our service providers and their vendors face various security threats on a regular basis, including ongoing cybersecurity threats to and attacks on our and their information technology infrastructure that are intended to gain unauthorized access to our sensitive or proprietary information, destroy data or disable, degrade or sabotage our systems. Cyber-incident techniques change frequently, may not immediately be recognized and can originate from a wide variety of sources. There has been an increase in the frequency, sophistication and ingenuity of the data security threats we and our service providers face.

We are dependent on the effectiveness of our and our service providers' information security policies, procedures and capabilities designed to protect our and their computer, network and telecommunications systems and the data such systems contain or transmit. Attacks on our information technology infrastructure could enable the attackers to gain unauthorized access to and steal our sensitive or proprietary information, destroy data or disable, degrade or sabotage our systems or divert or otherwise steal funds. Attacks could range from those common to businesses generally to those that are more advanced and persistent, which may target us because members of our senior management team may have public profiles or because, as an alternative asset management firm, we hold a significant amount of confidential and sensitive information about our clients and potential investments.

Although we take protective measures and endeavor to modify them as circumstances warrant, our and our third-party service providers' computer systems, software and networks may be vulnerable to unauthorized access, theft, misuse, computer viruses or other malicious code, and other events that could have a security impact. In recent years, there has been a significant increase in ransomware and other hacking attempts by cyber-criminals. We and our employees have been and expect to continue to be the target of "phishing" attacks, and the subject of impersonations and fraudulent requests for money, and other forms of activities. Further, as restrictions from the COVID-19 pandemic have been lifted globally, we have given the majority of our employees the flexibility to work remotely or to split their time in hybrid remote/office work, which could introduce operational risks, including heightened cybersecurity risk. The costs related to cyber or other security threats or disruptions may not be fully insured or indemnified by other means. In addition, cybersecurity has become a top priority for regulators around the world, and the SEC has proposed rules related to cybersecurity risk management for registered investment advisers and funds. Breaches in security could potentially jeopardize our, our employees' or our clients' or counterparties' sensitive, confidential, proprietary and other information processed and stored in, and transmitted through, our computer systems and networks, or otherwise cause interruptions or malfunctions in our, our employees', our clients', our counterparties' or third parties' operations, which could result in material financial losses, increased costs, disruption of our business, liability to clients and other counterparties, regulatory intervention or reputational damage, which, in turn, could cause a decline in our earnings and/or stock price. Furthermore, if we experience a cybersecurity incident, it could result in regulatory investigations and material penalties, which could lead to negative publicity and may cause our clients to lose confidence in the effectiveness of our security measures. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

Rapidly developing and changing privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.

We are subject to various risks and costs associated with the collection, processing, storage and transmission of personal data and other sensitive and confidential information. Personal data is information that can be used to identify a natural person, including names, photos, email addresses, or computer IP addresses. This data is wide ranging and relates to our clients, employees, counterparties and other third parties. Many jurisdictions in which we operate have laws and regulations relating to data privacy, cybersecurity and protection of personal information, including the General Data Protection Regulation ("GDPR") in the EU and the California Consumer Privacy Act ("CCPA") in the United States, and the SEC has proposed rules related to cybersecurity risk management for registered investment advisers and funds. Some jurisdictions have also enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data. Our compliance obligations include those relating to state laws, such as the CCPA, which provides for enhanced privacy protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other CCPA violations, as well as well as a requirement of "reasonable" cybersecurity. We are also required to comply with foreign data collection and privacy laws in various non-U.S. jurisdictions in which we have offices or conduct business, including the GDPR, which applies to all organizations processing or holding personal data of EU data subjects (regardless of the organization's location) as well as to organizations outside the EU that offer goods or services in the EU, or that monitor the behavior of EU data subjects. Compliance with the GDPR requires us to analyze and evaluate how we handle data in the ordinary course of business, from processes to technology. EU data subjects need to be given full disclosure about how their personal data will be used and stored. In that connection, consent must be explicit and companies must be in a position to delete information from their global systems permanently if consent were withdrawn. Financial regulators and data protection authorities throughout the EU have broad audit and investigatory powers under the GDPR to probe how personal data is being used and processed. In addition, some countries and states are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. There are currently a number of proposals pending before federal, state, and foreign legislative and regulatory bodies.

While we have taken various measures to help ensure that our policies, processes and systems are in compliance with our obligations, any inability, or perceived inability, to adequately address privacy concerns, or comply with applicable laws or other legal obligations, even if unfounded, could result in significant regulatory and third-party liability, increased costs, disruption of our business and operations, and a loss of client confidence and other reputational damage. Furthermore, as new privacy-related laws and regulations are implemented, the time and resources needed for us to seek compliance with such laws and regulations continues to increase.

Extensive government regulation, compliance failures and changes in law or regulation could adversely affect us.

Our business activities are subject to extensive and evolving laws, rules and regulations. Any changes or potential changes in the regulatory framework applicable to our business may impose additional expenses or capital requirements on us, limit our fundraising activities, have an adverse effect on our business, financial condition, results of operations, reputation or prospects, impair employee retention or recruitment and require substantial attention by senior management. The change in presidential administrations increases the potential for U.S. legislative changes and regulatory reform and has led and may lead to further leadership changes at a number of U.S. federal regulatory agencies with oversight over the U.S. financial services industry. This poses uncertainty with respect to such agencies' policy priorities and may lead to increased regulatory enforcement activity in the financial services industry. It is impossible to determine the extent of the impact of any new laws, regulations, initiatives or regulatory guidance that may be proposed or may become law on our business or the markets in which we operate.

Governmental authorities around the world have implemented or are implementing financial system and participant regulatory reform in reaction to volatility and disruption in the global financial markets, financial institution failures and financial frauds. Such reform includes, among other things, additional regulation of investment funds, as well as their managers and activities, including compliance, risk management and anti-money laundering procedures; restrictions on specific types of investments and the provision and use of leverage; implementation of capital requirements; limitations on compensation to managers; and books and records, reporting and disclosure requirements. We cannot predict with certainty the impact on us, our funds, or on alternative investment funds generally, of any such reforms. Any of these regulatory reform measures could have an adverse effect on our funds' investment strategies or our business model. We may incur significant expense in order to comply with such reform measures and may incur significant liabilities if regulatory authorities determine that we are not in compliance.

We could also be adversely affected by changes in applicable tax laws, regulations, or administrative interpretations thereof and new tax laws in both U.S. and non-U.S. jurisdictions may be passed with little advance notice. Among other things, the current U.S. administration may pursue tax policies seeking to increase the corporate income tax rate or to impose surtaxes on certain types of income, which could materially increase the amount of taxes we would be required to pay. Other changes that could be enacted in the future, including changes to tax laws enacted by state or local governments in jurisdictions in which we operate, could result in further changes to state and local taxation and materially adversely affect our financial position and results of operations.

In addition, our effective tax rate and tax liability are based on the application of current income tax laws, regulations and treaties. These laws, regulations and treaties are complex, and the manner which they apply to us and our funds and diverse set of business arrangements is often open to interpretation. Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. The tax authorities could challenge our interpretation of laws, regulations and treaties, resulting in additional tax liability or adjustment to our income tax provision that could increase our effective tax rate. Changes to tax laws may also adversely affect our ability to attract and retain key personnel.

Our business is subject to regulation in the United States, including by the SEC, the Commodity Futures Trading Commission (the "CFTC"), the Internal Revenue Service (the "IRS"), the Financial Industry Regulatory Authority, Inc. ("FINRA") and other regulatory agencies. Any change in such regulation or oversight could have a material adverse effect on our business, financial condition and results of operations. The current leadership of the SEC has signaled that they intend to seek to enact changes to numerous areas of law and regulations currently in effect, and we expect a greater level of SEC enforcement activity. The SEC has signaled an increased emphasis on investment adviser and private fund regulation. For example, on February 9, 2022, the SEC proposed new rules and amendments under the Investment Advisers Act of 1940, as amended (the "Advisers Act") applicable to private fund advisers like GCM (and the collateral managers of underlying collateral debt and loan obligations products and other securitization vehicles (collectively, "CLOs")), and the SEC reopened the comment period for the proposed new rules on May 9, 2022. The new rules and amendments, if enacted in their current forms, could impact various aspects of the relationships between private fund advisers like GCM and their clients, the handling of cybersecurity risks, and trade clearance and settlement. In particular, the SEC has proposed to limit circumstances in which an adviser can be indemnified by a private fund and would require the private fund's auditor to notify the SEC upon the occurrence of certain material events; enhance requirements, including the need to obtain a fairness opinion and make certain disclosures, in connection with investment adviser-led secondary transactions (also known as general partner-led secondaries); prohibit investment advisers from engaging in certain practices, such as, without limitation, charging accelerated fees for unperformed services or fees and expenses associated with an examination to private fund clients; and impose limitations and new disclosure requirements regarding preferential treatment of investors in private funds in side letters or other arrangements with an investment adviser. Amendments to the existing books and records and compliance rules under the Advisers Act would complement new proposals and also require that all registered investment advisers document their annual compliance review in writing. The SEC has also recently proposed amendments to Rule 10b5-1 and has included in its regulatory agenda potential rulemaking on climate change disclosures and corporate diversity. The SEC has also recently proposed changes to Form PF which would require reporting within one business day upon the occurrence of certain fund-level events, which, if enacted, could further increase related administrative costs and burdens. Additionally, on February 10, 2022 the SEC proposed rules to amend how the beneficial ownership of securities is reported. On October 26, 2022, the SEC further proposed rules to govern outsourcing of services and oversight of services providers by investment advisers. If adopted, including with modifications, these new rules could significantly impact certain of us and our operations, including by increasing compliance burdens and associated regulatory costs and complexity and reducing the ability to receive certain expense reimbursements or indemnification in certain circumstances.

The SEC's amended rule for investment adviser marketing became effective on November 4, 2022. The rule increases regulatory obligations and potential scrutiny and imposes more prescriptive requirements on investment advisers' marketing activities, including but not limited to prohibitions on advertisements that are misleading or contain material statements that an investment adviser cannot substantiate as well as requirements for performance advertising and the use of placement agent arrangements. The rule impacts the marketing of our funds and our other investment advisory functions, as well as placement agent arrangements in the U.S. and outside the U.S. Compliance with the new marketing rule could result in higher compliance and operational costs and less overall flexibility in our marketing.

In addition, we regularly rely on exemptions from various requirements of these and other applicable laws. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties whom we do not control. If, for any reason, these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, and our business, financial condition and results of operations could be materially and adversely affected. Our failure to comply with applicable laws, regulations or regulatory processes could result in fines, suspensions of personnel or other sanctions, including revocation of our registration as an investment adviser or the registration of our broker-dealer subsidiary. Even if an investigation does not result in sanctions, or results in a sanction imposed against us or our personnel is small in monetary amount, the adverse publicity relating to the investigation or the imposition of sanctions against us by regulators could harm our reputation and cause us to lose existing clients or fail to gain new clients.

In the wake of highly publicized financial scandals, investors exhibited concerns over the integrity of the U.S. financial markets, and the regulatory environment in which we operate is subject to further regulation in addition to those rules already promulgated. For example, there are a significant number of regulations that affect our business under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"). The SEC in particular continues to increase its regulation of the asset management and private equity industries, focusing on the private equity industry's fees, allocation of expenses to funds, marketing practices, allocation of fund investment opportunities, disclosures to fund investors, the allocation of broken-deal expenses and general conflicts of interest disclosures. The SEC has also heightened its focus on the valuation practices employed by investment advisers. The lack of readily ascertainable market prices for many of the investments made by our funds or the funds in which we invest could subject our valuation policies and processes to increased scrutiny by the SEC. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that supervise the financial markets. Brexit has resulted in our being subject to new and increased regulations now that we can no longer rely on passporting privileges that allow U.K. financial institutions to access the EU single market without restrictions. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations.

We are subject to the fiduciary responsibility provisions of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the prohibited transaction provisions of ERISA and Section 4975 of the Code in connection with the management of certain of our funds. With respect to these funds, this means that (1) the application of the fiduciary responsibility standards of ERISA to investments made by such funds, including the requirement of investment prudence and diversification, and (2) certain transactions that we enter into, or may have entered into, on behalf of these funds, in the ordinary course of business, are subject to the prohibited transactions rules under Section 406 of ERISA and Section 4975 of the Code. A non-exempt prohibited transaction, in addition to imposing potential liability upon fiduciaries of an ERISA plan, may also result in the imposition of an excise tax under the Code upon a "party in interest" (as defined in ERISA), or "disqualified person" (as defined in the Code), with whom we engaged in the transaction. In addition, a court could find that our funds that invest directly in operating companies have formed a partnership-in-fact conducting a trade or business with such operating companies and would therefore be jointly and severally liable for these companies' unfunded pension liabilities.

Some of the other funds currently rely on an exception under the ERISA plan asset regulations promulgated by the U.S. Department of Labor (the "DOL") (as modified by Section 3(42) of ERISA) (the "Plan Asset Regulations"), and therefore are not subject to the fiduciary responsibility requirements of ERISA or the prohibited transaction requirements of ERISA and Section 4975 of the Code. However, if these funds fail to satisfy an exception under the Plan Asset Regulations, such failure could materially interfere with our activities in relation to these funds and expose us to risks related to our failure to comply with such provisions of ERISA and the Code.

In addition, we are registered as an investment adviser with the SEC and are subject to the requirements and regulations of the Advisers Act. Such requirements relate to, among other things, restrictions on entering into transactions with clients, maintaining an effective compliance program, incentive fees, solicitation arrangements, allocation of investments, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and their advisory clients, as well as general anti-fraud prohibitions. As a registered investment adviser, we have fiduciary duties to our clients. Similarly, we are registered as a broker-dealer with the SEC and are a member of FINRA. As such, we are also subject to the requirements and regulations of the Exchange Act and FINRA rules. A failure to comply with the obligations imposed by the Advisers Act, the Exchange Act or FINRA rules, including recordkeeping, advertising and operating requirements, disclosure obligations and prohibitions on fraudulent activities, could result in examinations, investigations, sanctions and reputational damage, and could have a material adverse effect on our business, financial condition and results of operations.

The Foreign Investment Risk Review Modernization Act significantly increased the types of transactions that are subject to the jurisdiction of the Committee on Foreign Investment in the United States ("CFIUS"). Under the final regulations of the reform legislation, which became effective on February 13, 2020, CFIUS has the authority to review and potentially block or impose conditions on certain foreign investments in U.S. companies or real estate, which may reduce the number of potential buyers and limit the ability of our funds to realize value from certain existing and future investments.

In the EU, MiFID II requires, among other things, all MiFID investment firms to comply with prescriptive disclosure, transparency, reporting and recordkeeping obligations and obligations in relation to the receipt of investment research, best execution, product governance and marketing communications. As we operate investment firms which are subject to MiFID II, we have implemented policies and procedures to comply with MiFID II where relevant, including where certain rules have an extraterritorial impact on us. Compliance with MiFID II has resulted in greater overall complexity, higher compliance, administration and operational costs, and less overall flexibility. The complexity, operational costs and reduction in flexibility may be further compounded as a result of Brexit. This is because the UK is: (i) no longer required to transpose EU law into UK law; (ii) electing to transpose certain EU legislation into UK law subject to various amendments and subject to the FCA's oversight rather than that of EU regulators; and (iii) looking to implement its own vision for its financial services industry through the Edinburgh Reforms, which may revise and/or repeal onshored EU law. Taken together, (i), (ii) and (iii) will likely result in divergence between the UK and EU regulatory frameworks.

In addition, across the EU, we are subject to the AIFMD, under which we are subject to regulatory requirements regarding, among other things, registration for marketing activities, the structure of remuneration for certain of our personnel and reporting obligations. Certain requirements of the AIFMD and the interpretation thereof remain uncertain and may be subject to change as a result of further legislation amending the AIFMD, the issuance of any further national and/or EU guidelines with respect to the AIFMD and the interpretation thereof, and changes to national implementing legislation in relevant European Economic Area ("EEA") countries or in the UK. Outside the EEA, the regulations to which we are subject relate primarily to registration and reporting obligations. As described above, Brexit and the potential resulting divergence between the UK and EU regulatory frameworks may result in additional complexity and costs in complying with AIFMD across both the UK and EU.

The EU Securitization Regulation (the "Securitization Regulation"), which became effective on January 1, 2019, imposes due diligence and risk retention requirements on "institutional investors," which includes managers of alternative investment funds assets, and constrains the ability of alternative investment funds to invest in securitization positions that do not comply with the prescribed risk retention requirements. The Securitization Regulation may impact or limit our funds' ability to make certain investments that constitute "securitizations" and may impose additional reporting obligations on securitizations, which may increase the costs of managing such vehicles.

An EU Regulation on the prudential requirements of investment firms (Regulation (EU) 2019/2033) and its accompanying Directive (Directive (EU) 2019/2034) (together, "IFR/IFD") took effect on June 26, 2021. IFR/IFD introduced a bespoke prudential regime for most MiFID investment firms to replace the one that applied under the fourth Capital Requirements Directive and the Capital Requirements Regulation. IFR/IFD represents a complete overhaul of "prudential" regulation in the EU. As the application dates for IFR/IFD fell outside the end of the Brexit transition period, the UK was not required to implement the legislation and instead established the Investment Firms Prudential Regime that took effect on January 1, 2022, which is intended to achieve similar outcomes to IFD/IFR. There is a risk that this regime will result in higher regulatory capital requirements for affected firms and new, more onerous remuneration rules, as well as re-cut and extended internal governance, disclosure, reporting, liquidity, and group "prudential" consolidation requirements (among other things), each of which could have a material impact on our European operations, although there are transitional provisions allowing firms to increase their capital to the necessary level over three to five years.

It is expected that additional laws and regulations will come into force in the EEA, the EU, the UK and other countries in which we operate over the coming years. These laws and regulations may affect our costs and manner of conducting business in one or more markets, the risks of doing business, the assets that we manage or advise, and our ability to raise capital from investors. Any failure by us to comply with either existing or new laws or regulations could have a material adverse effect on our business, financial condition and results of operations.

A new 1% U.S. federal excise tax could be imposed on us in connection with redemptions.

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IRA") was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded U.S. corporations and certain other persons (a "covered corporation"). Because we are a Delaware corporation and our securities are trading on the Nasdaq, we are a "covered corporation" for this purpose. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of Treasury has been given authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of the excise tax. The IRA applies only to repurchases that occur after December 31, 2022. If we were to conduct repurchases of our stock or other transactions covered by the excise tax described above, we could potentially be subject to this excise tax, which could increase our costs and adversely affect our operating results.

Federal, state and foreign anti-corruption and sanctions laws create the potential for significant liabilities and penalties and reputational harm.

We are also subject to a number of laws and regulations governing payments and contributions to political persons or other third parties, including restrictions imposed by the Foreign Corrupt Practices Act ("FCPA") as well as trade sanctions and export control laws administered by the Office of Foreign Assets Control ("OFAC"), the U.S. Department of Commerce and the U.S. Department of State. The FCPA is intended to prohibit bribery of foreign governments and their officials and political parties, and requires public companies in the United States to keep books and records that accurately and fairly reflect those companies' transactions. OFAC, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various export control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations relate to a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments.

Similar laws in non-U.S. jurisdictions, such as EU sanctions or the U.K. Bribery Act, as well as other applicable anti-bribery, anti-corruption, anti-money laundering, or sanction or other export control laws in the U.S. and abroad, may also impose stricter or more onerous requirements than the FCPA, OFAC, the U.S. Department of Commerce and the U.S. Department of State, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Different laws may also contain conflicting provisions, making compliance with all laws more difficult. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, civil or criminal financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could materially and adversely affect our business, results of operations and financial condition. In addition, we may be subject to successor liability for FCPA violations or other acts of bribery, or violations of applicable sanctions or other export control laws committed by companies in which we or our funds invest or which we or our funds acquire. While we have developed and implemented policies and procedures designed to ensure strict compliance by us and our personnel with the FCPA and other anti-corruption, sanctions and export control laws in jurisdictions in which we operate, such policies and procedures may not be effective in all instances to prevent violations. Any determination that we have violated the FCPA or other applicable anti-corruption, sanctions or export control laws could subject us to, among other things, civil and criminal penalties, material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence, any one of which could adversely affect our business, financial condition and results of operations.

Misconduct by our employees, advisors or third-party service providers could harm us by impairing our ability to attract and retain clients and subjecting us to significant legal liability and reputational harm.

Our employees, advisors or third-party service providers could engage in misconduct that adversely affects our business. We are subject to a number of laws, obligations and standards arising from our business and our discretionary authority over the assets we manage. The violation of these laws, obligations and standards by any of our employees, advisors or third-party service providers would adversely affect our clients and us by subjecting us to, among other things, civil and criminal penalties or material fines, profit disgorgement, injunctions on future conduct, securities litigation and a general loss of investor confidence. Our business often requires that we deal with confidential matters of great significance to companies and funds in which we may invest for our clients. If our employees, advisors or third-party service providers were to engage in fraudulent activity, violate regulatory standards or improperly use or disclose sensitive or confidential information, we could be subject to legal or regulatory action and suffer serious harm to our reputation, financial position and current and future business relationships. It is not always possible to detect or deter misconduct, and the extensive precautions we take that seek to detect and prevent undesirable activity may not be effective in all cases. In addition, allowing employees to work remotely may require us to develop and implement additional precautions in order to detect and prevent employee misconduct. Such additional precautions, which may include implementation of security and other restrictions, may make our systems more difficult and costly to operate and may not be effective in preventing employee misconduct in a remote work environment. If one of our employees, advisors or third-party service providers were to engage in misconduct or were to be accused of misconduct, our reputation and our business, financial condition and results of operations could be materially and adversely affected.

We may face damage to our professional reputation and legal liability if our services are not regarded as satisfactory or for other reasons.

As a financial services firm, we depend to a large extent on our relationships with our clients and our reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, such dissatisfaction may be more damaging to our business than to other types of businesses.

In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial advisors has been increasing. Our asset management and advisory activities may subject us to the risk of significant legal liabilities to our clients and third parties, including our clients' stockholders or beneficiaries, under securities or other laws and regulations for materially false or misleading statements made in connection with securities and other transactions. We make investment decisions on behalf of our clients that could result in substantial losses. Any such losses also may subject us to the risk of legal and regulatory liabilities or actions alleging negligent misconduct, breach of fiduciary duty or breach of contract. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. We may incur significant legal expenses in defending litigation. In addition, negative publicity and press speculation about us, our investment activities or the private markets in general, whether or not based in truth, or litigation or regulatory action against us or any third-party managers recommended by us or involving us may tarnish our reputation and harm our ability to attract and retain clients. Also, events that damage the reputation of our industry generally, such as highly publicized incidents of fraud or other scandals, could have a material adverse effect on our business, regardless of whether any of these events directly relate to our funds and accounts. Substantial legal or regulatory liability could have a material adverse effect on our business, financial condition and results of operations or cause significant reputational harm to us, which could seriously harm our business.

Our failure or inability to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights could adversely affect our business, including the value of our brands.

We own certain common-law trademark rights in the United States, as well as numerous trademark and service mark registrations in the United States and in other jurisdictions. Despite our efforts to obtain, maintain, protect and enforce our trademarks, service marks and other intellectual property rights, there can be no assurance that these protections will be available in all cases, and our trademarks, service marks or other intellectual property rights could be challenged, invalidated, declared generic, circumvented, infringed or otherwise violated. For example, competitors may adopt service names similar to ours, or purchase our trademarks and confusingly similar terms as keywords in Internet search engine advertising programs, thereby impeding our ability to build brand identity and possibly leading to confusion in the marketplace. The value of our intellectual property could also diminish if others assert rights in or ownership of our trademarks, service marks and other intellectual property rights, or trademarks or service marks that are similar to ours. We may be unable to successfully resolve these types of conflicts to our satisfaction. In some cases, there may be trademark or service mark owners who have prior rights to our trademarks and service marks or to similar trademarks and service marks. In addition, there could be potential trade name, service mark or trademark infringement claims brought by owners of other registered trademarks or service marks, or trademarks or service marks that incorporate variations of our trademarks or service marks. During trademark and service mark registration proceedings, we may receive rejections of our applications by the United States Patent and Trademark Office or in other foreign jurisdictions. Additionally, opposition, invalidation or cancellation proceedings have been and may in the future be filed against our trademark or service mark applications and registrations, and our trademarks and service marks may not survive such proceedings. While we may be able to continue the use of our trademarks and service marks in the event registration is not available, particularly in the United States, where such rights are acquired based on use and not registration, third parties may be able to enjoin the continued use of our trademarks or service marks if such parties are able to successfully claim infringement in court. In the event that our trademarks or service marks are successfully challenged, we could be forced to rebrand our products, services or business, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. Over the long term, if we are unable to establish name recognition based on our trademarks and service marks, then we may not be able to compete effectively. Any claims or customer confusion related to our trademarks and service marks could damage our reputation and brand and substantially harm our business, liquidity, financial condition and results of operations.

We may be required to protect our trademarks, service marks and other intellectual property rights in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the U.S. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Moreover, any changes in, or unexpected interpretations of, intellectual property laws in any jurisdiction may compromise our ability to obtain, maintain, protect and enforce our intellectual property rights. The protective actions that we take, however, may not be sufficient, in some jurisdictions, to secure our trademark and service mark rights for some of the goods and services that we offer or to prevent imitation by others, which could adversely affect the value of our trademarks and service marks or cause us to incur litigation costs, or pay damages or licensing fees to a prior user or registrant of similar intellectual property. Moreover, policing our intellectual property rights is difficult, costly and may not always be effective.

From time to time, legal action by us may be necessary to enforce or protect our intellectual property rights, including our trade secrets, to determine the validity and scope of the intellectual property rights of others or to defend against claims of infringement, misappropriation, other violation or invalidity. Even if we are successful in defending our claims, litigation could result in substantial costs and diversion of resources and could negatively affect our business, reputation, results of operations and financial condition. To the extent that we seek to enforce our rights, we could be subject to claims that an intellectual property right is invalid, otherwise not enforceable, or is licensed to or not infringed or otherwise violated by the party against whom we are pursuing a claim. In addition, our assertion of intellectual property rights may result in the other party seeking to assert alleged intellectual property rights or assert other claims against us, which could harm our business. If we are not successful in defending such claims in litigation, we may not be able to use, sell or license a particular product or offering due to an injunction, or we may have to pay damages that could, in turn, harm our results of operations. Our inability to enforce our intellectual property rights under these circumstances may harm our competitive position and our business.

Our inability to obtain adequate insurance could subject us to additional risk of loss or additional expenses.

We may not be able to obtain or maintain sufficient insurance on commercially reasonable terms or with adequate coverage levels against potential liabilities we may face, which could have a material adverse effect on our business. We may face a risk of loss from a variety of claims, including those related to contracts, fraud, compliance with laws and various other issues, whether or not such claims are valid. Insurance and other safeguards might only partially reimburse us for our losses, if at all, and if a claim is successful and exceeds or is not covered by our insurance policies, we may be required to pay a substantial amount in respect of such successful claim. Certain losses of a catastrophic nature, such as public health crises, wars, earthquakes, typhoons, terrorist attacks or other similar events, may be uninsurable or may only be insurable at rates that are so high that maintaining coverage would cause an adverse impact on our business, in which case we may choose not to maintain such coverage.

Risks Related to Our Funds

Difficult market, geopolitical and economic conditions can adversely affect our business in many ways, including by reducing the value or performance of the investments made by our funds, reducing the number of high-quality investment managers with whom we may invest, and reducing the ability of our funds to raise or deploy capital, each of which could materially reduce our revenues, earnings and cash flow and materially and adversely affect our business, financial condition and results of operations.

Our business can be materially affected by difficult financial market and economic conditions and events throughout the world that are outside our control, including rising interest rates, inflation, the availability of credit, changes in laws, trade barriers, commodity prices, currency exchange rates, natural disasters, climate change, pandemics or other severe public health crises, terrorism, political hostilities, civil disturbances or war. These factors may affect the level and volatility of securities prices and the liquidity and value of investments, and we may not be able to or may choose not to manage our exposure to them. The global financial markets continue to experience volatility and disruption due to the effects of the COVID-19 pandemic, and investments in many industries have experienced significant volatility as a result of economic and political events and geopolitical tensions (including those between the U.S. and China and between Russia and Ukraine) in or affecting the world's major economies over the last several years. For example, high inflation in the United States could continue to increase, and heightened competition for workers, supply chain issues and rising energy and commodity prices have contributed to increasing wages and other inputs. Higher inflation and rising input costs may put pressure on the profit margins of portfolio companies within our funds and accounts, particularly where pricing power is lacking.

Our funds have been affected by reduced opportunities to exit and realize value from their investments and by the fact that they may not be able to find suitable investments in which to effectively deploy capital. During periods of difficult market conditions or slowdowns in a particular sector, companies in which our funds invest may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased funding costs. During such periods, these companies may also have difficulty in expanding their businesses and operations and be unable to meet their debt service obligations or other expenses as they become due. In addition, during periods of adverse economic conditions, our funds may have difficulty accessing financial markets, which could make it more difficult or impossible for them to obtain funding for additional investments and harm their assets under management and results of operations. A general market downturn, or a specific market dislocation, may result in lower investment returns for our funds, which would adversely affect our revenues. Furthermore, such conditions could also increase the risk of default with respect to investments held by our funds that have significant debt investments.

In addition, our ability to find high-quality investment managers with whom we may invest could become exacerbated in deteriorating or difficult market environments. Any such occurrence could delay our ability to invest capital, lead to lower returns on invested capital and have a material adverse effect on our business, financial condition and results of operations.

Market deterioration has caused us, our funds and the investments made by our funds to experience tightening of liquidity, reduced earnings and cash flow, and impairment charges, as well as challenges in raising and deploying capital, obtaining investment financing and making investments on attractive terms. These market conditions can also have an impact on our ability and the ability of our funds and the investments made by our funds to liquidate positions in a timely and efficient manner. To the extent periods of volatility are coupled with lack of realizations from clients' existing private markets portfolios, such clients may be left with disproportionately outsized remaining commitments, which significantly limits their ability to make new commitments.

Our business could generate lower revenues in a general economic downturn or a tightening of global credit markets. A general economic downturn or tightening of global credit markets may result in reduced opportunities to find suitable investments and make it more difficult for us, or for the funds in which we and our clients invest, to exit and realize value from existing investments, potentially resulting in a decline in the value of the investments held in our clients' portfolios, leading to a decrease in incentive fee revenue. Any reduction in the market value of the assets we manage will not likely be reported until one or more quarters after the end of the applicable performance period due to an inherent lag in the valuation process of private markets investments. This can result in a mismatch between stated valuation and current market conditions and can lead to delayed revelations of changes in performance and, therefore, delayed effects on our clients' portfolios. If our clients reduce their commitments to make investments in private markets in favor of investments they perceive as offering greater opportunity or lower risk, our revenues or earnings could decline as a result of lower fees being paid to us. Further, if, due to the lag in reporting, their decision to do so is made after the initial effects of a market downturn are felt by the rest of the economy, the adverse effect we experience as a result of that decision could likewise adversely affect our business, financial condition and results of operations on a delayed basis.

Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenues relating to changes in market and economic conditions. If our revenues decline without a commensurate reduction in our expenses, our earnings will be reduced. Accordingly, difficult market conditions could have a material adverse effect on our business, financial condition and results of operations.

If the investments we make on behalf of our funds perform poorly, we may suffer a decline in our revenues and earnings, and our ability to raise capital for future funds may be materially and adversely affected.

Our revenues are derived from fees earned for our management of our funds, incentive fees, or carried interest, with respect to certain of our funds, and monitoring and reporting fees. In the event that our funds perform poorly, our revenues and earnings derived from incentive fees and carried interest will decline, and it will be more difficult for us to raise capital for new funds or gain new or retain current clients in the future. In addition, if carried interest that was previously distributed to us exceeds the amounts to which we are ultimately entitled, we may be required to repay that amount under a "clawback" obligation. The risk of clawback can occur as a result of diminished investment performance. If we are unable to repay the amount of the clawback, we would be subject to liability for a breach of our contractual obligations. If we are unable to raise or are required to repay capital, our business, financial condition and results of operations would be materially and adversely affected.

The historical performance of our funds should not be considered indicative of the future performance of these funds or of any future funds we may raise, in part because:

- market conditions and investment opportunities during previous periods may have been significantly more favorable for generating positive performance than those we may experience in the future;

- the performance of our funds that distribute carried interest is generally calculated on the basis of the net asset value of the funds' investments, including unrealized gains, which may never be realized and therefore never generate carried interest;

- our historical returns derive largely from the performance of our earlier funds, whereas future fund returns will depend increasingly on the performance of our newer funds or funds not yet formed;

- our newly established closed-ended funds may generate lower returns during the period that they initially deploy their capital;

- competition continues to increase for investment opportunities, which may reduce our returns in the future;

- the performance of particular funds also will be affected by risks of the industries and businesses in which they invest; and

- we may create new funds that reflect a different asset mix and new investment strategies, as well as a varied geographic and industry exposure, compared to our historical funds, and any such new funds could have different returns from our previous funds.

The success of our business depends on the identification and availability of suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and in particular the success of underlying funds in which our funds invest. The availability of investment opportunities will be subject to market conditions and other factors outside of our control and the control of the investment managers with which we invest for our funds. Past returns of our funds have benefited from investment opportunities and general market conditions that may not continue or reoccur, including favorable borrowing conditions in the debt markets, and there can be no assurance that our funds or the underlying funds in which we invest for our funds will be able to avail themselves of comparable opportunities and conditions. There can also be no assurance that the underlying funds we select will be able to identify sufficient attractive investment opportunities to meet their investment objectives.

Competition for access to investment funds and other investments we make for our clients is intense.

We seek to maintain excellent relationships with investment managers of investment funds, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide co-investment opportunities in portfolio companies alongside the sponsoring fund manager. However, because of the number of investors seeking to gain access to investment funds and co-investment opportunities managed or sponsored by the top performing fund managers, there can be no assurance that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the investment opportunities available to us will be the size we desire. Access to secondary investment opportunities is also highly competitive and is often controlled by a limited number of general partners, fund managers and intermediaries.

The due diligence process that we undertake in connection with investments may not reveal all facts that may be relevant in connection with an investment.

Before investing the assets of our funds, we conduct due diligence that we deem reasonable and appropriate based on the facts and circumstances applicable to each investment. When conducting due diligence, we may be required to evaluate important and complex business, financial, tax, accounting, technological, environmental, social, governance and legal and regulatory issues. Outside consultants, legal advisors and accountants may be involved in the due diligence process in varying degrees depending on the type of investment and the parties involved. Nevertheless, when conducting due diligence and making an assessment regarding an investment, we rely on the resources available to us, including information provided by the target of the investment and, in some circumstances, third-party investigations, and such an investigation will not necessarily result in the investment ultimately being successful. Moreover, the due diligence investigation that we will carry out with respect to any investment opportunity may not reveal or highlight all relevant facts or risks that are necessary or helpful in evaluating such investment opportunity. For example, instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect and may be more widespread in certain jurisdictions.

In addition, a substantial portion of our funds invest in underlying funds, and therefore we are dependent on the due diligence investigation of the underlying investment manager of such funds. We have little or no control over their due diligence process, and any shortcomings in their due diligence could be reflected in the performance of the investment we make with them on behalf of our clients. Poor investment performance could lead clients to terminate their agreements with us and/or result in negative reputational effects, either of which could have a material adverse effect on our business, financial condition and results of operations.

Dependence on leverage by certain funds, underlying investment funds and portfolio companies subjects us to volatility and contractions in the debt financing markets and could adversely affect the ability of our funds to achieve attractive rates of return on their investments.

Many of the funds we manage, the funds in which we invest and portfolio companies within our funds and customized separate accounts currently rely on credit facilities either to facilitate efficient investing or for speculative purposes. If our funds are unable to obtain financing, or the underlying funds or the companies in which our funds invest are unable to access the structured credit, leveraged loan and high yield bond markets (or do so only at increased cost), the results of their operations may suffer if such markets experience dislocations, contractions or volatility. Any such events could adversely impact our funds' ability to invest efficiently, and may impact the returns of our funds' investments.

The absence of available sources of sufficient debt financing for extended periods of time or an increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance those investments, and, in the case of rising interest rates, decrease the value of fixed-rate debt investments made by our funds. Certain investments may also be financed through fund-level debt facilities, which may or may not be available for refinancing at the end of their respective terms. Finally, limitations on the deductibility of interest expense on indebtedness used to finance our funds' investments reduce the after-tax rates of return on the affected investments and make it more costly to use debt financing. Any of these factors may have an adverse impact on our business, results of operations and financial condition.

Similarly, private markets fund portfolio companies regularly utilize the corporate debt markets to obtain additional financing for their operations. The leveraged capital structure of such businesses increases the exposure of the funds' portfolio companies to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of such business or its industry. Any adverse impact caused by the use of leverage by portfolio companies in which we directly or indirectly invest could in turn adversely affect the returns of our funds.

Inability by certain vehicles we organize to obtain and maintain specified credit ratings and changes by regulators to the risk-based capital treatment of investments in the securities issued by these vehicles may impact our ability to establish and maintain such vehicles in a manner that remains attractive to certain regulated parties.

Certain vehicles we organize to invest in our funds issue notes that are rated by one or more nationally recognized statistical rating organizations ("NRSROs") and that are offered to, among others, insurance companies that may be subject to standards set by the National Association of Insurance Commissioners ("NAIC") or state insurance regulatory authorities. There are only a few NRSROs, and not all NRSROs provide ratings for notes like those issued by the vehicles we organize. Should some or all of the NRSOs cease to offer ratings for such securities, or otherwise begin to rate such securities in a manner that is unattractive to regulated parties, then our ability to establish and maintain vehicles that issue rated notes may be reduced, perhaps materially. Relatedly, the NAIC has been evaluating ratings by NRSROs of securities of the type issued by our vehicles on the basis that the ratings may not adequately represent the risks of investments in these securities by insurance companies. Any changes by the NAIC or state insurance regulatory authorities with jurisdiction over investors in our vehicles that issue rated notes may result in higher risk-based capital charges or other adverse treatment of such investments for these regulated investors. To the extent that risk-based capital charges for securities issued by our vehicles are a relevant and material investment criterion for certain regulated investors, like insurance companies, then any increased risk-based capital charge could render investments in these securities unattractive to these investors.

Defaults by clients and third-party investors in certain of our funds could adversely affect that fund's operations and performance.

Our business is exposed to the risk that clients that owe us money for our services may not pay us. This risk could increase as a result of recent economic contractions, decreases in equity values and increases in interest rates or in the event of a continued economic slowdown. Also, if investors in our funds default on their obligations to fund commitments, there may be adverse consequences on the investment process, and we could incur losses and be unable to meet underlying capital calls. For example, investors in our closed-ended funds make capital commitments to those funds that we are entitled to call from those investors at any time during prescribed periods. We depend on investors fulfilling and honoring their commitments when we call capital from them for those funds to consummate investments and otherwise pay their obligations when due. In addition, certain of our funds may utilize lines of credit to fund investments. Because interest expense and other costs of borrowings under lines of credit are an expense of the fund, the fund's net multiple of invested capital may be reduced, as well as the amount of carried interest generated by the fund. Any material reduction in the amount of carried interest generated by a fund will adversely affect our revenues.

Any investor that did not fund a capital call would be subject to several possible penalties, including having a meaningful amount of its existing investment forfeited in that fund. However, the impact of the penalty is directly correlated to the amount of capital previously invested by the investor in the fund. For instance, if an investor has invested little or no capital early in the life of the fund, then the forfeiture penalty may not be as meaningful. A failure of investors to honor a significant amount of capital calls could have a material adverse effect on our business, financial condition and results of operations.

Our failure to comply with investment guidelines set by our clients could result in damage awards against us or a reduction in AUM, either of which would cause our earnings to decline and adversely affect our business.

Each of our funds is operated pursuant to specific investment guidelines, which, with respect to our customized separate accounts, are often established collaboratively between us and the investor in such fund. Our failure to comply with these guidelines and other limitations could result in clients terminating their relationships with us or deciding not to commit further capital to us in respect of new or different funds. In some cases, these investors could also sue us for breach of contract and seek to recover damages from us. In addition, such guidelines may restrict our ability to pursue certain allocations and strategies on behalf of our clients that we believe are economically desirable, which could similarly result in losses to a fund or termination of the fund and a corresponding reduction in AUM. Even if we comply with all applicable investment guidelines, our clients may nonetheless be dissatisfied with our investment performance or our services or fees, and may terminate their investment with us or be unwilling to commit new capital to our funds. Any of these events could cause our earnings to decline and have a material adverse effect on our business, financial condition and results of operations.

Valuation methodologies for certain assets in our funds can be significantly subjective, and the values of assets established pursuant to such methodologies may never be realized, which could result in significant losses for our funds.

For our closed-ended funds, there are no readily ascertainable market prices for a large number of the investments in these funds or the underlying funds in which these funds invest. The value of the fund investments of our funds is determined periodically by us based in general on the fair value of such investments as reported by the underlying fund managers. Our valuation of the funds in which we invest is largely dependent upon the processes employed by the managers of those funds. The fair value of investments is determined using a number of methodologies described in the particular funds' valuation policies. These policies are based on a number of factors, including the nature of the investment, the expected cash flows from the investment, the length of time the investment has been held, restrictions on transfer and other generally accepted valuation methodologies. The value of the co/direct-equity and credit investments of our funds is determined periodically by us based on reporting provided by the relevant co/direct-equity sponsor and/or using independent third-party valuation firms to aid us in determining the fair value of these investments using generally accepted valuation methodologies. These may include references to market multiples, valuations for comparable companies, public or private market transactions, subsequent developments concerning the companies to which the securities relate, results of operations, financial condition, cash flows, and projections of such companies provided to the general partner and such other factors that we may deem relevant. The methodologies we use in valuing individual investments are based on a variety of estimates and assumptions specific to the particular investments, and actual results related to the investment may vary materially as a result of the inaccuracy of such assumptions or estimates. In addition, because the illiquid investments held by our funds, and the underlying funds in which we invest may be in industries or sectors that are unstable, in distress, or undergoing some uncertainty, such investments are subject to rapid changes in value caused by sudden company-specific or industry-wide developments.

Because there is significant uncertainty in the valuation of, or in the stability of the value of, illiquid investments, the fair values of such investments as reflected in a fund's net asset value do not necessarily reflect the prices that would actually be obtained if such investments were sold. Realizations at values significantly lower than the values at which investments have been reflected in fund net asset values could result in losses for the applicable fund and the loss of potential incentive fees for the fund's manager and us. Also, a situation in which asset values turn out to be materially different from values reflected in fund net asset values, whether due to misinformation or otherwise, could cause investors to lose confidence in us and may, in turn, result in difficulties in our ability to raise additional capital, retain clients or attract new clients. Further, we often engage third-party valuation agents to assist us with the valuations. It is possible that a material fact related to the target of the valuation might be inadvertently omitted from our communications with them, resulting in an inaccurate valuation.

Further, the SEC has highlighted valuation practices as one of its areas of focus in investment advisor examinations and has instituted enforcement actions against advisors for misleading investors about valuation. If the SEC were to investigate and find errors in our methodologies or procedures, we and/or members of our management could be subject to penalties and fines, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our investment management activities may involve investments in relatively high-risk, illiquid assets, and we and our clients may lose some or all of the amounts invested in these activities or fail to realize any profits from these activities for a considerable period of time.

The investments made by certain of our funds may include high-risk, illiquid assets. The private markets funds in which we invest capital generally invest in securities that are not publicly traded. Even if such securities are publicly traded, many of these funds may be prohibited by contract or applicable securities laws from selling such securities for a period of time. Such funds will generally not be able to sell these securities publicly unless their sale is registered under applicable securities laws, or unless an exemption from such registration requirements is available. Accordingly, the private markets funds in which we invest our clients' capital may not be able to sell securities when they desire and therefore may not be able to realize the full value of such securities. The ability of private markets funds to dispose of investments is dependent in part on the public equity and debt markets, to the extent that the ability to dispose of an investment may depend upon the ability to complete an initial public offering of the portfolio company in which such investment is held or the ability of a prospective buyer of the portfolio company to raise debt financing to fund its purchase. Furthermore, large holdings of publicly traded equity securities can often be disposed of only over a substantial period of time, exposing the investment returns to risks of downward movement in market prices during the disposition period. Contributing capital to these funds is risky, and we may lose some or the entire amount of our funds' and our clients' investments.

The portfolio companies in which private markets funds have invested or may invest will sometimes involve a high degree of business and financial risk. These companies may be in an early stage of development, may not have a proven operating history, may be operating at a loss or have significant variations in results of operations, may be engaged in a rapidly changing business with products subject to a substantial risk of obsolescence, may be subject to extensive regulatory oversight, may require substantial additional capital to support their operations, to finance expansion or to maintain their competitive position, may have a high level of leverage, or may otherwise have a weak financial condition.

In addition, these portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive development, manufacturing, marketing, and other capabilities, and a larger number of qualified managerial and technical personnel. Portfolio companies in non-U.S. jurisdictions may be subject to additional risks, including changes in currency exchange rates, exchange control regulations, risks associated with different types (and lower quality) of available information, expropriation or confiscatory taxation and adverse political developments. In addition, during periods of difficult market conditions or slowdowns in a particular investment category, industry or region, portfolio companies may experience decreased revenues, financial losses, difficulty in obtaining access to financing and increased costs. During these periods, these companies may also have difficulty in expanding their businesses and operations and may be unable to pay their expenses as they become due. A general market downturn or a specific market dislocation will generally result in lower investment returns for the private markets funds or portfolio companies in which our funds invest, which consequently could materially and adversely affect investment returns for our funds. Furthermore, if the portfolio companies default on their indebtedness, or otherwise seek or are forced to restructure their obligations or declare bankruptcy, we could lose some or all of our investment and suffer reputational harm.

Our funds make investments in companies that are based outside of the United States, which may expose us to additional risks not typically associated with investing in companies that are based in the United States.

A significant amount of the investments of our funds include private markets funds that are located outside the United States or that invest in portfolio companies located outside the United States. Such non-U.S. investments involve certain factors not typically associated with U.S. investments, including risks related to:

- currency exchange matters, such as exchange rate fluctuations between the U.S. dollar and the foreign currency in which the investments are denominated, and costs associated with conversion of investment proceeds and income from one currency to another;

- differences between the U.S. and foreign capital markets, including the absence of uniform accounting, auditing, financial reporting and legal standards, practices and disclosure requirements and less government supervision and regulation;

- certain economic, social and political risks, including exchange control regulations and restrictions on foreign investments and repatriation of capital, the risks of political, economic or social instability; and

- the possible imposition of foreign taxes with respect to such investments or confiscatory taxation.

These risks could adversely affect the performance of our funds that are invested in securities of non-U.S. companies, which would adversely affect our business, financial condition and results of operations.

Our funds may face risks relating to undiversified investments.

We cannot give assurance as to the degree of diversification that will be achieved in any of our funds. Difficult market conditions or slowdowns affecting a particular asset class, geographic region or other category of investment could have a significant adverse impact on a given fund if its investments are concentrated in that area, which would result in lower investment returns. Accordingly, a lack of diversification on the part of a fund could adversely affect its investment performance and, as a result, our business, financial condition and results of operations.

Our funds make investments in underlying funds and companies that we do not control.

Investments by most of our funds will include debt instruments and equity securities of companies that we do not control. Our funds may invest through co-investment arrangements or acquire minority equity interests and may also dispose of a portion of their equity investments in portfolio companies over time in a manner that results in their retaining a minority investment. Consequently, the performance of our funds will depend significantly on the investment and other decisions made by third parties, which could have a material adverse effect on the returns achieved by our funds. Portfolio companies in which the investment is made may make business, financial or management decisions with which we do not agree. In addition, the majority stakeholders or our management may take risks or otherwise act in a manner that does not serve our interests. If any of the foregoing were to occur, the values of our investments and the investments we have made on behalf of clients could decrease and our financial condition, results of operations and cash flow could suffer as a result.

Investments by our funds may in many cases rank junior to investments made by other investors.

In many cases, the companies in which our funds invest have indebtedness or equity securities, or may be permitted to incur indebtedness or to issue equity securities, that rank senior to our clients' investments in our funds. By their terms, these instruments may provide that their holders are entitled to receive payments of dividends, interest or principal on or before the dates on which payments are to be made in respect of our clients' investments. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a company in which one or more of our funds hold an investment, holders of securities ranking senior to our clients' investments would typically be entitled to receive payment in full before distributions could be made in respect of our clients' investments. After repaying senior security holders, companies may not have any remaining assets to use for repaying amounts owed in respect of our clients' investments. To the extent that any assets remain, holders of claims that rank equally with our clients' investments would be entitled to share on an equal and ratable basis in distributions that are made out of those assets. Also, during periods of financial distress or following an insolvency, our ability to influence a company's affairs and to take actions to protect investments by our funds may be substantially less than that of those holding senior interests.

Our risk management strategies and procedures may leave us exposed to unidentified or unanticipated risks.

Risk management applies to our investment management operations as well as to the investments we make for our funds. We have developed and continue to update strategies and procedures specific to our business for managing risks, which include market risk, liquidity risk, operational risk and reputational risk. Management of these risks can be very complex. These strategies and procedures may fail under some circumstances, particularly if we are confronted with risks that we have underestimated or not identified. In addition, some of our methods for managing the risks related to our clients' investments are based upon our analysis of historical private markets behavior. Statistical techniques are applied to these observations in order to arrive at quantifications of some of our risk exposures. Historical analysis of private markets returns requires reliance on valuations performed by fund managers, which may not be reliable measures of current valuations. These statistical methods may not accurately quantify our risk exposure if circumstances arise that were not observed in our historical data. In particular, as we enter new lines of business or offer new products, our historical data may be incomplete. Failure of our risk management techniques could have a material adverse effect on our business, financial condition and results of operations, including our right to receive incentive fees.

We are subject to increasing scrutiny from clients, investors and regulators with respect to environmental, social and governance ("ESG") and Impact matters, which may constrain investment opportunities, adversely impact our ability to raise capital, and result in increased costs or otherwise adversely affect us.

In recent years, clients and investors, including U.S. public pension funds and certain non-U.S. investors, have placed increasing importance on impacts of investments made by the funds to which they invest or commit capital, including with respect to ESG matters. Certain investors have also demonstrated increased activism with respect to existing investments, including by urging asset managers to take certain actions that could adversely affect the value of an investment, or refrain from taking certain actions that could improve the value of an investment. Our clients may decide to redeem or withdraw previously committed capital from our funds (where such withdrawal is permitted) or to not invest or commit capital to future funds as a result of their assessment of our approach to and consideration of the ESG cost of investments made by our funds. As part of their increased focus on the allocation of their capital to environmentally sustainable economic activities, certain clients and investors also have begun to request or require data to allow them to monitor the ESG impact of their investments. To the extent our access to capital from investors, including public pension funds, is impaired, we may not be able to maintain or increase the size of our funds or raise sufficient capital for new funds, which may adversely impact our revenues.

The transition to sustainable finance accelerates existing risks and raises new risks for our business that may impact our profitability and success. In particular, ESG matters have been the subject of increased focus by certain regulators, including in the U.S. and the EU. For example, in the U.S., the SEC has created a Climate and ESG Task Force in its Division of Enforcement, which is focusing on identifying any material gaps or misstatements in issuers' disclosure of climate risks under existing rules, and in the past year has been increasing its scrutiny of asset managers, investment advisers and fund managers with respect to their ESG marketing, policies, procedures and processes. Separately, the SEC has identified ESG investing as an exam priority for investment advisers that offer ESG products and services, such as us. In particular, the SEC has focused on the labeling by funds of their activities or investments as "sustainable" and examined the methodology used for determining ESG investments, with a focus on whether such labeling is misleading. Further, in March 2022, the SEC issued proposed regulations governing climate-related disclosure. Additionally, in May 2022, the SEC proposed rules that would require registered and exempt investment advisers as well as registered investment companies to provide standardized ESG disclosures to their investors and the SEC, and separately proposed amendments to Rule 35d-1 (the Names Rule) that would expand the Names Rule to require that any fund whose name includes terms suggesting that the fund focuses on investments that have, or whose issuers have, particular characteristics, have an 80% investment policy.

The European Commission has initiated legislative reforms, which include, without limitation: (a) Regulation 2019/2088 (Sustainable Finance Disclosure Regulation) regarding the introduction of transparency and disclosure obligations for investors, funds and asset managers in relation to ESG factors, for which most rules took effect beginning on March 10, 2021; (b) Regulation 2020/852 (Taxonomy Regulation) regarding the introduction of an EU-wide taxonomy of environmentally sustainable activities, which began to take effect in a staggered approach beginning on January 1, 2022; and (c) amendments to existing regulations including MiFID II and AIFMD to embed ESG requirements. As a result of these legislative initiatives, we are required to provide additional disclosure to investors in our EU funds and funds marketed in the EU with respect to ESG matters, depending on the extent to which the fund promotes environmental and / or social characteristics, or adopts as an objective, sustainability. This may expose us to increased disclosure risks, for example due to a lack of available or credible data, and the potential for conflicting disclosures may also expose us to an increased risk of misstatement litigation or miss-selling allegations. Failure to manage these risks could result in a material adverse effect on our business in a number of ways. In addition, proposed rules in the EU would require any fund whose name includes ESG related terminology to have a minimum proportion of at least 80% of its investments used to meet the environmental or social characteristics of the fund, and if the fund has the word "sustainable" or any other term derived from the word "sustainable" in its name, at least 50% of its investments would be required to be in "sustainable investments" as defined under the Sustainable Finance Disclosure Regulation. While these ESG legislative developments at EU level will no longer have legal effect in the UK as a result of Brexit, they may, nevertheless, inform the UK government's current developing legislative approach in relation to ESG and the disclosure requirements applicable to our UK regulated entities. The UK Financial Conduct Authority is introducing new rules and guidance for asset managers to make mandatory disclosures at both the manager and product levels, which aim to address potential greenwashing risks through the introduction of sustainable investment labels, disclosure requirements and restrictions on the use of sustainability-related terms in product naming and marketing, as well as through the introduction of disclosures consistent with the recommendations of the Financial Stability Board's Task Force on Climate-related Financial Disclosures ("TCFD"). In the likely event that divergent ESG disclosure obligations arise between the U.S., UK and the EU, this may also present an increased compliance risk if we are required to comply with different regulatory standards.

In the U.S., the SEC has examined the methodology used by ESG funds for determining socially responsible investments. On October 30, 2020, the DOL finalized a rule intended to clarify the fiduciary requirements for investment managers of "plan assets" considering non-pecuniary factors (including ESG) when investing. At the time, it was believed that this rule could cause a chilling effect on U.S. pension plans subject to ERISA investing in funds that have an ESG component, which includes some of our funds. On November 22, 2022, the DOL released a final rule related to fiduciary requirements for ERISA plan fiduciaries when considering ESG factors in selecting investments, clarifying that fiduciaries may consider climate change and ESG factors when they make investment decisions. Main portions of this rule took effect on February 1, 2023. On January 26, 2023, attorney generals of twenty-five states filed suit in an attempt to block the rule. We cannot predict the outcome of this lawsuit. While the rule is designed in part to address fiduciary duty-related uncertainties for U.S. pension plans subject to ERISA when investing in funds that have an ESG component, it is unclear whether the rule will provide sufficient certainty for U.S. pension plans in connection with investment decision-making associated with funds that have an ESG component. Should these plan investors decide not to invest in our funds that have an ESG component, we may not be able to maintain or increase the size of these funds or raise sufficient capital for new funds that have an ESG component, which may adversely impact our revenues.

A lack of harmonization globally and within jurisdictions in relation to ESG legal and regulatory reform leads to a risk of fragmentation in group level priorities as a result of the different pace of sustainability transition across global jurisdictions. Further, conflicting ESG policies within jurisdictions, such as between federal and some state policies in the U.S., is leading to a complex and fragmented regulatory environment, which may be difficult to navigate. For instance, in recent years, several U.S. states and local governments have enacted (or proposed) rules specifically addressing considerations of ESG factors by state and local government retirement funds. In contrast to the DOL's rule described above, many of these state rules have taken more aggressive positions, divided between those that are explicitly "pro-ESG" and those that are "anti-ESG". This may create conflicts across our global business which could risk inhibiting our future implementation of, and compliance with, rapidly developing ESG standards and requirements. Failure to keep pace with sustainability transition could impact our competitiveness in the market and damage our reputation resulting in a material adverse effect on our business. In addition, failure to comply with applicable legal and regulatory changes in relation to ESG matters may attract increased regulatory scrutiny of our business, and could result in fines and/or other sanctions being levied against us.

We may consider ESG factors in connection with investments for certain of our funds, and certain of our funds are constructed with specific ESG or Impact components. ESG factors are not universally agreed upon or accepted by investors, and our consideration of ESG factors or construction of specific ESG or Impact funds could attract opposition from certain segments of our existing and potential investor base. Any actual opposition to our consideration of ESG factors could impact our ability to maintain or raise capital for our funds, which may adversely impact our revenues. In addition, if regulators, which are increasingly focused on ESG matters, disagree with the procedures or standards we use for ESG and Impact investing, or new regulation or legislation requires a methodology of measuring or disclosing ESG impact that is different from our current practice, our business and reputation could be adversely affected.

Climate change, climate change-related regulation and sustainability concerns could adversely affect our business and the operations of portfolio companies in which our funds invest, and any actions we take or fail to take in response to such matters could damage our reputation.

We, our funds and our funds' portfolio companies face risks associated with climate change including risks related to the impact of climate- and ESG-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends and risks stemming from the physical impacts of climate change.

New climate change-related regulations or interpretations of existing laws may result in enhanced disclosure obligations, which could negatively affect us, our funds and portfolio companies in which they invest and materially increase the regulatory burden and cost of compliance. In particular, compliance with climate- and other ESG-related rules in the EU, U.K. and the U.S. is expected to result in increased legal and compliance costs and expenses which would be borne by us and our funds. These disclosure requirements could even be extended to or otherwise impact private companies.

Certain portfolio companies in which our funds invest operate in sectors that could face transition risk if carbon-related regulations or taxes are implemented. For certain of these portfolio companies, business trends related to climate change may require capital expenditures, product or service redesigns, and changes to operations and supply chains to meet changing customer expectations. While this can create opportunities, not addressing these changed expectations could create business risks for portfolio companies, which could negatively impact the returns in our funds and accounts. Further, advances in climate science may change society's understanding of sources and magnitudes of negative effects on climate, which could also negatively impact portfolio company financial performance. Further, significant physical effects of climate change including extreme and more frequent weather events such as hurricanes or floods, can also have an adverse impact on certain portfolio companies and investments, especially those that rely on physical factories, plants or stores located in the affected areas, or that focus on tourism or recreational travel. As the effects of climate change increase, the frequency and impact of weather and climate related events and conditions could increase as well.

In addition, our reputation may be harmed if certain stakeholders, such as our clients, believe that we are not adequately or appropriately responding to climate change, including through the way in which we operate our business, the composition of our funds' and accounts' existing portfolios, the new investments made by them, or the decisions we make to continue to conduct or change our activities in response to climate change considerations. In addition, we face business trend-related climate risks including the increased attention to ESG considerations by our clients in connection with their determination of whether to engage with us for our services.

The short-term and long-term impact of the Basel III capital standards on our clients is uncertain.

In June 2011, the Basel Committee on Banking Supervision, an international body comprised of senior representatives of bank supervisory authorities and central banks from 27 countries, including the United States, announced the final framework for a comprehensive set of capital and liquidity standards, commonly referred to as "Basel III," for internationally active banking organizations and certain other types of financial institutions, which were revised in 2017. These standards generally require banks to hold more capital, predominantly in the form of common equity, than under the previous capital framework, reduce leverage and improve liquidity standards. U.S. federal banking regulators have adopted, and continue to adopt, final regulations to implement Basel III for U.S. banking organizations.

Some of our clients are subject to the Basel III standards. The ongoing adoption of rules related to Basel III and related standards could restrict the ability of these clients to maintain or increase their investments in our funds to the extent that such investments adversely impact their risk-weighted asset ratios. Our loss of these clients, or inability to raise additional investment amounts from these clients, may adversely impact our revenues.

Hedge fund investments are subject to numerous additional risks.

Investments by our funds in other hedge funds, as well as investments by our credit-focused, opportunistic and other hedge funds and similar products, are subject to numerous additional risks, including the following:

- Certain of the underlying funds in which we invest are newly established funds without any operating history or are managed by management companies or general partners who may not have as significant track records as an independent manager.

- Generally, the execution of these hedge funds' investment strategies is subject to the sole discretion of the management company or the general partner of such funds.

- Hedge funds may engage in speculative trading strategies, including short selling.

- Hedge funds are exposed to the risk that a counterparty will not settle a transaction in accordance with its terms and conditions because of a dispute over the terms of the contract (whether or not bona fide) or because of a credit or liquidity problem or otherwise, thus causing the fund to suffer a loss.

- Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions.

- The efficacy of investment and trading strategies depend largely on the ability to establish and maintain an overall market position in a combination of financial instruments. A hedge fund's trading orders may not be executed in a timely and efficient manner due to various circumstances, including systems failures or human error. In such event, the funds might only be able to acquire some but not all of the components of the position, or if the overall position were to need adjustment, the funds might not be able to make such adjustment.

- Hedge funds may make investments or hold trading positions in markets that are volatile and which may become illiquid. Timely divestiture or sale of trading positions can be impaired by decreased trading volume, increased price volatility, concentrated trading positions, limitations on the ability to transfer positions in highly specialized or structured transactions to which they may be a party, and changes in industry and government regulations. It may be impossible or costly for hedge funds to liquidate positions rapidly in order to meet margin calls, withdrawal requests or otherwise, particularly if there are other market participants seeking to dispose of similar assets at the same time or the relevant market is otherwise moving against a position or in the event of trading halts or daily price movement limits on the market or otherwise. For example, in 2008 many hedge funds, including some of our funds, experienced significant declines in value. In many cases, these declines in value were both provoked and exacerbated by margin calls and forced selling of assets. Moreover, certain of our funds of hedge funds were invested in third-party hedge funds that halted redemptions in the face of illiquidity and other issues, which precluded those funds of hedge funds from receiving their capital back on request.

- Hedge fund investments are subject to risks relating to investments in commodities, futures, options and other derivatives, the prices of which are highly volatile and may be subject to the theoretically unlimited risk of loss in certain circumstances, including if the fund writes a call option.

As a result of their affiliation with us, our funds may from time to time be restricted from trading in certain securities (e.g., publicly traded securities issued by our current or potential portfolio companies). This may limit their ability to acquire and/or subsequently dispose of investments in connection with transactions that would otherwise generally be permitted in the absence of such affiliation.

Our fund investments in infrastructure assets may expose our funds to increased risks that are inherent in the ownership of real assets.

Investments in infrastructure assets may expose us to increased risks that are inherent in the ownership of real assets. For example:

- Ownership of infrastructure assets may present risk of liability for personal and property injury or impose significant operating challenges and costs with respect to, for example, compliance with zoning, environmental, worker, public health and safety or other applicable laws or government actions, which may have a material adverse effect on the operations, financial condition and liquidity of particular assets and ultimately affect investment returns.

- Infrastructure asset investments may face construction and development risks including, without limitation: shortages of suitable labor and equipment, adverse construction conditions, challenges in coordinating with public utilities, political or local opposition, failure to obtain regulatory approvals or permits, and catastrophic events such as explosions, fires, war, terrorist activities, natural disasters and other similar events. These events could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of construction activities once undertaken. Certain infrastructure asset investments may remain in construction phases for a prolonged period and, accordingly, may not be cash generative for a prolonged period. Recourse against the contractor may be subject to liability caps or may be subject to default or insolvency on the part of the contractor.

- The management of the business or operations of an infrastructure asset may be contracted to a third-party management company unaffiliated with us. Although it would be possible to replace any such operator, the failure of such an operator to adequately perform its duties or to act in ways that are in our best interest, or the breach by an operator of applicable agreements or laws, rules and regulations, could have an adverse effect on the investment's financial condition and results of operations.

Infrastructure investments often involve an ongoing commitment to a municipal, state, federal or foreign government or regulatory agencies. The nature of these obligations exposes us to a higher level of regulatory control than typically imposed on other businesses and may require us to rely on complex government licenses, concessions, leases or contracts, which may be difficult to obtain or maintain. Infrastructure investments may require operators to manage such investments and such operators' failure to comply with laws, including prohibitions against bribing of government officials, may adversely affect the value of such investments and cause us serious reputational and legal harm. Revenues for such investments may rely on contractual agreements for the provision of services with a limited number of counterparties, and are consequently subject to counterparty default risk. The operations and cash flow of infrastructure investments are also more sensitive to inflation and, in certain cases, commodity price risk. Furthermore, services provided by infrastructure investments may be subject to rate regulations by government entities that determine or limit prices that may be charged. Similarly, users of applicable services or government entities in response to such users may react negatively to any adjustments in rates and thus reduce the profitability of such infrastructure investments.

Our historical financial results included elsewhere in this Annual Report on Form 10-K may not be indicative of what our actual financial position or results of operations would have been if we had been a public company.

Our historical financial results included in this Annual Report on Form 10-K do not reflect the financial condition, results of operations or cash flows we would have achieved as a public company during the periods presented or those we will achieve in the future. Our financial condition and future results of operations could be materially different from amounts reflected in

GCM Grosvenor's historical financial statements included elsewhere in this Annual Report on Form 10-K, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

Risks Related to Our Organizational Structure

We are a "controlled company" within the meaning of the Nasdaq listing standards and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

As of the date of this Annual Report on Form 10-K, the Key Holders hold all of the Class C common stock, which prior to the Sunset Date will entitle such holders to cast the lesser of 10 votes per share and the Class C Share Voting Amount, the latter of which is generally a number of votes per share equal to (1) (x) an amount of votes equal to 75% of the aggregate voting power of our capital stock (including for this purpose any Includible Shares), minus (y) the total voting power of our capital stock (other than our Class C common stock) owned or controlled, directly or indirectly, by the Key Holders (including, any Includible Shares), divided by (2) the number of shares of our Class C common stock then outstanding. As a result, as of the date of this Annual Report on Form 10-K, the Key Holders control approximately 75% of the combined voting power of our common stock, and may control a majority of our voting power so long as the Class C common stock represents at least 9.1% of our total common stock. As a result of the Key Holders' holdings, we qualify as a "controlled company" within the meaning of the corporate governance standards of The Nasdaq Stock Market LLC ("Nasdaq"). Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirement that (i) a majority of our board of directors consist of independent directors, (ii) we have a compensation committee that is composed entirely of independent directors and (iii) director nominees be selected or recommended to the board by independent directors.

We rely on certain of these exemptions. As a result, we do not have a compensation committee consisting entirely of independent directors and our directors were not nominated or selected solely by independent directors. We may also rely on the other exemptions so long as we qualify as a controlled company. To the extent we rely on any of these exemptions, holders of our Class A common stock will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

The multi-class structure of our common stock has the effect of concentrating voting power with our Chief Executive Officer, which will limit an investor's ability to influence the outcome of important transactions, including a change of control.

Holders of shares of our Class A common stock are entitled to cast one vote per share of Class A common stock while holders of shares of our Class C common stock are, (1) prior to the Sunset Date, entitled to cast the lesser of (x) 10 votes per share and (y) the Class C Share Voting Amount and (2) from and after the Sunset Date, entitled to cast one vote per share. As of the date of this Annual Report on Form 10-K, the Key Holders controlled approximately 75% of the combined voting power of our common stock as a result of their ownership of all of our Class C common stock. Accordingly, while we do not intend to issue additional Class C common stock in the future, Mr. Sacks, through his control of GCM V, will be able to exercise control over all matters requiring our stockholders' approval, including the election of our directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Mr. Sacks may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of shares of our Class A common stock.

We cannot predict the impact our multi-class structure may have on the stock price of our Class A common stock.

We cannot predict whether our multi-class structure will result in a lower or more volatile market price of Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have restrictions on including companies with multiple-class share structures in certain of their indices. In 2017, S&P Dow Jones and FTSE Russell announced that they would cease to allow most newly public companies utilizing dual or multi-class capital structures and companies with little or no voting rights in the hands of non-restricted shareholders to be included in their indices. Beginning in 2022, S&P Dow Jones opened public consultations on the multiple share class eligibility requirement to solicit feedback about whether the requirement should be retained in its current form, modified, or removed. In 2017, MSCI opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under these policies, our multi-class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is as of yet unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from the indices, but it is possible that they may depress these valuations compared to those of other similar companies that are included. Because of our multi-class structure, we will likely be excluded from certain of these indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from stock indices would likely preclude investment by many of these funds and could make shares of our Class A common stock less attractive to other investors. As a result, the market price of shares of our Class A common stock could be adversely affected.

We are required to pay over to the GCMH Equityholders most of the tax benefits we receive from tax basis step-ups attributable to our acquisition of Grosvenor common units from GCMH equityholders and certain other tax attributes, and the amount of those payments could be substantial.

In connection with the Closing, we entered into a tax receivable agreement (the "Tax Receivable Agreement") with the GCMH Equityholders (the GCMH Equityholders, and their successors and assigns with respect to the Tax Receivable Agreement, the "TRA Parties"), pursuant to which we will generally pay them 85% of the amount of the tax savings, if any, that we realize (or, under certain circumstances, are deemed to realize) as a result of increases in tax basis (and certain other tax benefits) resulting from our acquisition of equity interests in GCMH from current or former GCMH equityholders (including in connection with the Business Combination, and with future exchanges of Grosvenor common units for Class A common stock or cash), from certain existing tax basis in the assets of GCMH and its subsidiaries, and from certain deductions arising from payments made in connection with the Tax Receivable Agreement. The term of the Tax Receivable Agreement commenced upon the Closing and will continue until all benefits that are subject to the Tax Receivable Agreement have been utilized or expired, subject to the potential acceleration of our obligations under the Tax Receivable Agreement that is discussed below. The Tax Receivable Agreement makes certain simplifying assumptions regarding the determination of the tax savings that we realize or are deemed to realize from applicable tax attributes (including use of an assumed state and local income tax rate), which may result in payments pursuant to the Tax Receivable Agreement in excess of those that would result if such assumptions were not made and therefore in excess of 85% of our actual tax savings.

The actual increases in tax basis arising from our acquisition of interests in GCMH, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including, but not limited to, the price of our Class A common stock at the time of the purchase or exchange, the timing of any future exchanges, the extent to which exchanges are taxable, the amount and timing of our income and the tax rates then applicable. We expect that the payments that we are required to make under the Tax Receivable Agreement could be substantial.

The TRA Parties will not reimburse us for any payments previously made if any covered tax benefits are subsequently disallowed, except that excess payments made to the TRA Parties will be netted against future payments that would otherwise be made under the Tax Receivable Agreement. It is possible that the Internal Revenue Service might challenge our tax positions claiming benefits with respect to the attributes covered by the Tax Receivable Agreement, or may make adjustments to our taxable income that would affect our liabilities pursuant to the Tax Receivable Agreement. We could make payments to the TRA Parties under the Tax Receivable Agreement that are greater than our actual tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. The payments under the Tax Receivable Agreement are not conditioned upon any TRA Party's continued ownership of us.

The Tax Receivable Agreement provides that in the case of certain changes of control, or at the election of a representative of the TRA Parties upon a material breach of our obligations under the Tax Receivable Agreement or upon the occurrence of certain credit-related events, our obligations under the Tax Receivable Agreement will be accelerated. If our obligations under the Tax Receivable Agreement are accelerated, we will be required to make a payment to the TRA Parties in an amount equal to the present value of future payments under the Tax Receivable Agreement, calculated utilizing certain assumptions. Those assumptions include the assumptions that the TRA Parties will have exchanged all of their Grosvenor common units, and that we will have sufficient taxable income to utilize any tax deductions arising from the covered tax attributes in the earliest year they become available. If our obligations under the Tax Receivable Agreement are accelerated, those obligations could have a substantial negative impact on our, or a potential acquiror's liquidity, and could have the effect of delaying, deferring, modifying or preventing certain mergers, business combinations or other changes of control. These provisions could also result in situations where the TRA Parties have interests that differ from or are in addition to those of our other equityholders. In addition, we could be required to make payments under the Tax Receivable Agreement that are substantial, significantly in advance of any potential actual realization of such tax benefits, and in excess of our, or a potential acquiror's, actual tax savings, and in some cases involving a change of control we could be required to make payments even in the absence of any actual increases in tax basis or benefit from existing tax basis.

Our only material asset is our interest in GCMH, and we are accordingly dependent upon distributions from GCMH to pay dividends, taxes and other expenses.

We are a holding company with no material assets other than our indirect ownership of equity interests in GCMH and certain deferred tax assets. As such, we do not have any independent means of generating revenue. We intend to cause GCMH to make distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the Tax Receivable Agreement, and to pay our corporate and other overhead expenses. To the extent that we need funds, and GCMH is restricted from making such distributions under applicable laws or regulations, or is otherwise unable to provide such funds, it could materially and adversely affect our liquidity and financial condition.

In certain circumstances, GCMH will be required to make distributions to us and the GCMH Equityholders, and the distributions that GCMH will be required to make may be substantial and may be made in a manner that is not pro rata among the holders of Grosvenor common units.

GCMH is treated, and will continue to be treated, as a partnership for U.S. federal income tax purposes and, as such, generally is not subject to U.S. federal income tax. Instead, its taxable income is generally allocated to its members, including us. Pursuant to the A&R LLLPA, GCMH will make cash distributions, or tax distributions, to the members, including us, calculated using an assumed tax rate, to provide liquidity to its members to pay taxes on such member's allocable share of the cumulative taxable income, reduced by cumulative taxable losses. Under applicable tax rules, GCMH will be required to allocate net taxable income disproportionately to its members in certain circumstances. Because tax distributions may be made on a pro rata basis to all members and such tax distributions may be determined based on the member who is allocated the largest amount of taxable income on a per Grosvenor common unit basis and an assumed tax rate that is the highest tax rate applicable to any member, GCMH may be required to make tax distributions that, in the aggregate, exceed the amount of taxes that GCMH would have paid if it were taxed on its net income at the assumed rate.

As a result of (i) potential differences in the amount of net taxable income allocable to us and to the GCMH Equityholders, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate in calculating GCMH's distribution obligations, among other considerations, we may receive distributions significantly in excess of our tax liabilities and obligations to make payments under the Tax Receivable Agreement. If we do not distribute such cash balances as dividends on our Class A common stock and instead, for example, hold such cash balances or lend them to GCMH, the GCMH Equityholders would benefit from any value attributable to such accumulated cash balances as a result of their right to acquire shares of our Class A common stock or, at our election, an amount of cash equal to the fair market value thereof, in exchange for their Grosvenor common units. We will have no obligation to distribute such cash balances to our stockholders, and no adjustments will be made to the consideration provided to an exchanging holder in connection with a direct exchange or redemption of Grosvenor common units under the A&R LLLPA as a result of any retention of cash by us.

The A&R LLLPA provides Holdings with an option to reduce the pro rata tax distributions otherwise required to be made to the members of GCMH, provided that in no event may the amount of such tax distributions be reduced below the amount required to permit us to pay our actual tax liabilities and obligations under the Tax Receivable Agreement. If the tax liabilities of the GCMH Equityholders attributable to allocations from GCMH (calculated utilizing assumptions similar to those described above) are in excess of the reduced pro rata tax distributions made to the members of GCMH, then GCMH will generally make non-pro rata tax distributions to such members in an amount sufficient to permit them to pay such tax liabilities. Any such non-pro rata tax distributions would be treated as advances against other distributions to which the applicable members would be entitled under the A&R LLLPA. In addition, if any such advances have not been recouped via offset against other distributions from GCMH at the time that associated Grosvenor common units are transferred (including as a result of a direct exchange or redemption of Grosvenor common units under the A&R LLLPA) then the applicable transferring member will generally be required to repay the amount of the advance associated with such Grosvenor common units within fifteen days following the transfer. This arrangement could result in the members of GCMH (other than us) receiving cash via tax distributions in a manner that is not pro rata with, and that is in advance of, cash distributions made to us. No interest will be charged with respect to any such tax distributions that are treated as advances to members of GCMH other than us.

We may bear certain tax liabilities that are attributable to audit adjustments for taxable periods (or portions thereof) ending prior to the Business Combination, or that are disproportionate to our ownership interest in GCMH in the taxable period for which the relevant adjustment is imposed.

Pursuant to certain provisions of the Code enacted as part of the Bipartisan Budget Act of 2015 (such provisions, the "Partnership Tax Audit Rules"), partnerships (and not the partners of the partnerships) can be subject to U.S. federal income taxes (and any related interest and penalties) resulting from adjustments made pursuant to an IRS audit or judicial proceedings to the items of income, gain, loss, deduction, or credit shown on the partnership's tax return (or how such items are allocated among the partners), notwithstanding the fact that absent such adjustments liability for taxes on partnership income is borne by the partners rather than the partnership.

Under the Partnership Tax Audit Rules, a partnership's liability for taxes may be reduced or avoided in certain circumstances depending on the status or actions of its partners. For example, if partners agree to amend their tax returns and pay the resulting taxes, the partnership's liability can be reduced. Partnerships also may be able to make elections to "push out" the tax liability resulting from the adjustment to the persons who were partners in the prior taxable year that is the subject of the adjustment, and, as a result, avoid having the relevant liability paid at the partnership-level and instead be borne by the persons who are partners at the time the relevant liability is paid.

Holdings is entitled to direct whether or not GCMH or its subsidiaries will make the "push out" election described above for adjustments attributable to taxable periods (or portions thereof) ending on or prior to the date of the Business Combination, and whether any such entity will pay any applicable liability at the entity level. Furthermore, although the Partnership Tax Audit Rules generally apply only to adjustments with respect to 2018 and later years, Holdings is entitled to direct GCMH to elect the application of these rules to 2016 and 2017. The provisions of the A&R LLLPA prohibit GCMH from seeking indemnification or other recoveries from the GCMH Equityholders in respect of such liabilities. With respect to Holdings' exercise of this authority, Holdings' interests will generally differ from the interests of our other shareholders. Moreover, with respect to taxable periods beginning after the Business Combination, there is no requirement that GCMH or any of its subsidiaries make any "push-out" election. We accordingly may be required to bear a share of any taxes, interest, or penalties associated with any adjustments to applicable tax returns that exceeds our proportionate share of such liabilities based on our ownership interest in GCMH in the taxable period for which such adjustments are imposed (including periods prior to the effective date of the Business Combination during which we had no interest in GCMH), which could have an adverse effect on our operating results and financial condition.

If we were deemed an "investment company" under the Investment Company Act of 1940, as amended (the "Investment Company Act"), applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

An issuer will generally be deemed to be an "investment company" for purposes of the Investment Company Act if:

- it is an "orthodox" investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

- it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

We believe that we are engaged primarily in the business of providing asset management services and not primarily in the business of investing, reinvesting or trading in securities. We hold ourselves out as an asset management firm and do not propose to engage primarily in the business of investing, reinvesting or trading in securities. Accordingly, we do not believe that we, GCM LLC or GCMH are an "orthodox" investment company as described in the first bullet point above. Furthermore, we treat GCM LLC and GCMH as majority-owned subsidiaries for purposes of the Investment Company Act, and each of GCM LLC and GCMH treats its registered investment adviser subsidiaries as majority-owned subsidiaries for purposes of the Investment Company Act. Therefore, we believe that less than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise assets that could be considered investment securities. Accordingly, we do not believe that we, GCM LLC or GCMH will be an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above. In addition, we believe we are not an investment company under section 3(b)(1) of the Investment Company Act because we are primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. Among other things, the Investment Company Act and the rules thereunder limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities, prohibit the issuance of stock options, and impose certain governance requirements. We intend to continue to conduct our operations so that we will not be deemed to be an investment company under the Investment Company Act. However, if anything were to happen that would cause us to be deemed to be an investment company under the Investment Company Act, requirements imposed by the Investment Company Act, including limitations on our capital structure, ability to transact business with affiliates (including GCMH) and ability to compensate key employees, could make it impractical for us to continue our business as currently conducted, impair the agreements and arrangements between and among GCMH, us or our senior management team, or any combination thereof and materially and adversely affect our business, financial condition and results of operations.

A change of control of our Company could result in an assignment of our investment advisory agreements.

Under the Advisers Act, each of the investment advisory agreements for the funds and other accounts we manage must provide that it may not be assigned without the consent of the particular fund or other client. An assignment may occur under the Advisers Act if, among other things, GCMH undergoes a change of control. From and after the Sunset Date, each share of Class C common stock will entitle the record holder thereof to one vote per share instead of potentially multiple votes per share and the Key Holders will no longer control the appointment of directors or be able to direct the vote on all matters that are submitted to our stockholders for a vote. Prior to the Sunset Date, Mr. Sacks, the beneficial holder of approximately 75% of the combined voting power of our common stock as of the Closing through his ownership of GCM V, may die or become disabled. These events could be deemed a change of control of GCMH, and thus an assignment. If such an assignment occurs, we cannot be certain that GCMH will be able to obtain the necessary consents from our funds and other clients, which could cause us to lose the management fees and performance fees we earn from such funds and other clients.

Because members of our senior management team hold most or all of their economic interest in GCMH through other entities, conflicts of interest could arise between them and holders of shares of our Class A common stock or us.

Because members of our senior management team hold most or all of their economic interest in GCMH directly through holding companies rather than through ownership of shares of our Class A common stock, they could have interests that will not align with, or conflict with, those of the holders of our Class A common stock or with us. For example, members of our senior management team may have different tax positions from those of our company and/or our Class A common stockholders, which could influence their decisions regarding whether and when to enter into certain transactions or dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate the obligations thereunder. In addition, the structuring of future transactions and investments may take into consideration the members' tax considerations even where no similar benefit would accrue to us.

Provisions in our organizational documents and certain rules imposed by regulatory authorities may delay or prevent our acquisition by a third-party.

Our Charter and Bylaws contain several provisions that may make it more difficult or expensive for a third-party to acquire control of us without the approval of our board of directors. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that stockholders may consider favorable, include the following:

- the fact that the Class C common stock may be entitled to multiple votes per share until (i) such share of Class C common stock is canceled/redeemed for no consideration upon, subject to certain exceptions, (ii) the disposition of (a) the Grosvenor common units and (b) the shares of Class A common stock (as a result of a redemption of Grosvenor common units) paired with such Class C common stock, as applicable, and (iii) with respect to all shares of Class C common stock, the Sunset Date;

- the sole ability of directors to fill a vacancy on the board of directors;

- advance notice requirements for stockholder proposals and director nominations;

- after we no longer qualify as a "controlled company" under Nasdaq Listing Rule 5605(c)(1), provisions limiting stockholders' ability to call special meetings of stockholders, to require special meetings of stockholders to be called and to take action by written consent; and

- the ability of our governing body to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquiror, likely preventing acquisitions that have not been approved by our governing body.

These provisions of our Charter and Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for shares of our Class A common stock in the future, which could reduce the market price of our Class A common stock. For more information, see "Description of Capital Stock."

In the event of a merger, consolidation or tender or exchange offer, holders of our Class A common stock will not be entitled to receive excess economic consideration for their shares over that payable to the holders of our Class B common stock.

No shares of our Class B common stock, the primary purpose of which is to be available for issuance in connection with acquisitions, joint ventures, investments or other commercial arrangements, are outstanding as of the date of this Annual Report on Form 10-K. If we choose to issue Class B common stock in the future, the holders of Class A common stock will not be entitled to receive economic consideration for their shares in excess of that payable to the holders of the then outstanding shares of Class B common stock in the event of a merger, consolidation or tender or exchange offer, even though Class B common stock does not have the right to vote. This would result in a lesser payment to the holders of Class A common stock than if there are no shares of Class B common stock outstanding at the time of such merger, consolidation or tender or exchange offer.

The provisions of our Charter requiring exclusive forum in the Court of Chancery of the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against its directors and officers.

Our Charter provides that, to the fullest extent permitted by law, and unless we provide notice in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of its directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL"), our Charter or Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our Charter further provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. By becoming a stockholder in our company, you will be deemed to have notice of and consented to the exclusive forum provisions of our Charter. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Notwithstanding the foregoing, our Charter provides that the exclusive forum provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

These provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in the proposed certificate of incorporation to be inapplicable or unenforceable in such action.

If we were to convert into a public benefit corporation, our status as such may not result in the benefits that we anticipate.

Pursuant to our Charter, our board of directors has the option to, without prior notice to our stockholders, cause us to convert into a Delaware public benefit corporation in order to demonstrate our commitment to environmental, social and governance issues facing societies. If we were to convert into a public benefit corporation, we would be required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our Charter. In addition, there is no assurance that the expected positive impact from being a public benefit corporation would be realized. Accordingly, being a public benefit corporation and complying with the related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

We expect to continue to pay dividends to our stockholders, but our ability to do so is subject to the discretion of our board of directors and may be limited by our holding company structure and applicable provisions of Delaware law.

Although we expect to continue to pay cash dividends to our stockholders, our board of directors may, in its discretion, increase or decrease the level of dividends or discontinue the payment of dividends entirely. In addition, as a holding company, we are dependent upon the ability of GCMH to generate earnings and cash flows and distribute them to us so that we may pay our obligations and expenses (including our taxes and payments under the Tax Receivable Agreement) and pay dividends to our stockholders. We expect to cause GCMH to make distributions to its members, including us. However, the ability of GCMH to make such distributions is subject to its operating results, cash requirements and financial condition, restrictive covenants in our debt instruments and applicable Delaware law (which may limit the amount of funds available for distribution to its members). Our ability to declare and pay dividends to our stockholders is likewise subject to Delaware law (which may limit the amount of funds available for dividends). If, as a consequence of these various limitations and restrictions, we are unable to generate sufficient distributions from our business, we may not be able to make, or may be required to reduce or eliminate, the payment of dividends on our Class A common stock.

We may change our dividend policy at any time.

We have no obligation to pay any dividend, and our dividend policy may change at any time without notice. The declaration and amount of any future dividends is subject to the discretion of our board of directors in determining whether dividends are in the best interest of our stockholders based on our financial performance and other factors and are in compliance with all laws and agreements applicable to the declaration and payment of cash dividends by us. In addition, our ability to pay dividends on our common stock is currently limited by the covenants of our current debt instruments and may be further restricted by the terms of any future debt securities or instruments or preferred securities. Future dividends may also be affected by factors that our board of directors deems relevant, including, without limitation:

- general economic and business conditions;

- our strategic plans and prospects;

- our business and investment opportunities

- our financial condition and operating results, including our cash position, net income and realizations on investments made by its investment funds;

- working capital requirements and anticipated cash needs;

- contractual restrictions and obligations, including payment obligations pursuant to the Tax Receivable Agreement; and

- legal, tax and regulatory restrictions.

Risks Related to Being a Public Company

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act, which requires management to certify financial and other information in our quarterly and annual reports, and we are required to comply with the SEC's rules implementing Section 404 of the Sarbanes-Oxley Act, which requires management provide an annual management report on the effectiveness of controls over financial reporting. Additionally, once we no longer qualify as an "emerging growth company," we will be required to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. An adverse report may be issued in the event our independent registered public accounting firm is not satisfied with the level at which our controls are documented, designed or operating.

A material weakness is a deficiency, or combination of deficiencies, in internal controls, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal controls that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. When evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404.

If we identify or fail to remediate any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is ineffective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, we could fail to meet our reporting obligations or be required to restate our financial statements for prior periods. Investors may also lose confidence in the accuracy and completeness of our financial reports, the market price of our Class A common stock and warrants could be negatively affected, and we could become subject to investigations by Nasdaq, the SEC or other regulatory authorities, which would require additional financial and management resources.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, without limitation:

- not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act;

- reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- exemptions from the requirements of holding a nonbinding advisory vote on executive compensation or golden parachute payments not previously approved.

Our status as an emerging growth company will end as soon as any of the following takes place:

- the last day of the fiscal year in which we have more than $1.235 billion in annual revenue;

- the date we qualify as a "large accelerated filer," with at least $700 million of equity securities held by non-affiliates;

- the date on which we have issued, in any three-year period, more than $1.0 billion in non-convertible debt securities; or

- the last day of the fiscal year ending after the fifth anniversary of CFAC's initial public offering.

We cannot predict if investors will find our securities less attractive if we choose to rely on any of the exemptions afforded emerging growth companies. If some investors find our securities stock less attractive because we rely on any of these exemptions, there may be a less active trading market for our securities and the market price of those securities may be more volatile.

Further, the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company, which is neither an emerging growth company nor a company that has opted out of using the extended transition period difficult because of the potential differences in accounting standards used.

A significant portion of our total outstanding shares of our Class A common stock (or shares of our Class A common stock that may be issued in the future pursuant to the exchange or redemption of Grosvenor common units) are restricted from immediate resale but may be sold into the market in the near future. We could also issue and sell additional shares of Class A common stock in the future. These events could cause the market price of our Class A common stock to drop significantly, even if our business is doing well.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

Subject to certain exceptions, pursuant to the Stockholders' Agreement, as of the date of this Annual Report on Form 10-K, the voting parties remain contractually restricted during the Lock-up Period (as defined therein) from transferring one-third of their original lock-up shares.

Following the final expiration of the Lock-up Period on November 17, 2023, the voting parties will not be restricted from selling shares of our Class A common stock held by them or that may be received by them in exchange for Grosvenor common units, our Class C common stock or warrants, as the case may be, other than by applicable securities laws. As such, sales of a substantial number of shares of our Class A common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our Class A common stock. As of February 21, 2023, the GCMH Equityholders owned approximately 78% of the Grosvenor common units. As restrictions on resale end and registration statements for the sale of shares of our Class A common stock and warrants by the parties to the Registration Rights Agreement are available for use, the sale or possibility of sale of these shares of Class A common stock and warrants could have the effect of increasing the volatility in the market price of our Class A common stock or warrants, or decreasing the market price itself.

Warrants are exercisable for our Class A common stock, which may increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of February 21, 2023, there were 17,684,970 outstanding warrants to purchase 17,684,970 shares of our Class A common stock at an exercise price of $11.50 per share. To the extent such warrants are exercised, additional shares of our Class A common stock will be issued, which will result in dilution to the holders of our Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of our Class A common stock.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of the warrants could be increased, the exercise period could be shortened and the number of shares of Class A common stock purchasable upon exercise of a warrant could be decreased, all without a warrant holder's approval.

Our warrants are issued in registered form under the Warrant Agreement with Continental Stock Transfer & Trust Company, as warrant agent (the "Warrant Agent"). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or Class A common stock, shorten the exercise period or decrease the number of shares of Class A common stock purchasable upon exercise of a warrant.

Registration of the shares of our Class A common stock issuable upon exercise of the warrants under the Securities Act may not be in place when an investor desires to exercise warrants.

Under the terms of the Warrant Agreement, we are obligated to file and maintain an effective registration statement under the Securities Act, covering the issuance of shares of our Class A common stock issuable upon exercise of the warrants. We cannot assure you that we will be able to maintain an effective registration statement if, for example, any facts or events arise that represent a fundamental change in the information set forth in the registration statement or prospectus, the consolidated financial statements contained or incorporated by reference therein are not current or correct or we are required to address any comments the SEC may issue in connection with such registration statement. If the shares issuable upon exercise of the warrants are not registered under the Securities Act, we are required to permit holders to exercise their warrants on a cashless basis. However, no warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder or an exemption from registration is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying shares of common stock for sale under all applicable state securities laws.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to warrant holders, thereby making their warrants worthless.

We have the ability to redeem outstanding public warrants at any time prior to their exercise and expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. However, we may not exercise our redemption right if the issuance of shares of Class A common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our commercially reasonable best efforts to register or qualify such shares of Class A common stock under the blue sky laws of the state of residence in those states in which the warrants were offered in CFAC's initial public offering. Redemption of the outstanding warrants could force our security holders to: (i) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so, (ii) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of their warrants.

The valuation of our warrants could increase the volatility in our net income (loss) in our consolidated statements of income and consolidated statements of comprehensive income.

The change in fair value of our warrants is the result of changes in stock price and warrants outstanding at each reporting period. The change in fair value of warrant liabilities represents the mark-to-market fair value adjustments to the outstanding warrants issued in connection with the Transaction. Significant changes in our stock price or number of warrants outstanding may adversely affect our net income (loss) in our consolidated statements of income and consolidated statements of comprehensive income.

Purchases of shares of our Class A common stock and warrants pursuant to our stock repurchase plan may affect the value of our Class A common stock, and there can be no assurance that our stock repurchase plan will enhance stockholder value.

Pursuant to our publicly announced stock repurchase plan, we are authorized to repurchase up to $90 million in the aggregate of our Class A common stock and warrants to purchase our Class A common stock, including through the repurchase of outstanding shares of our Class A common stock and warrants and through a reduction of shares of Class A common stock to be issued to employees to satisfy associated obligations in connection with the settlement of equity-based awards granted under our 2020 Incentive Award Plan (and any successor equity plan thereto). The timing and amount of any share and warrant repurchases will be determined based on legal requirements, price, market and economic conditions and other factors. This activity could increase (or reduce the size of any decrease in) the market price of our Class A common stock at that time. Additionally, repurchases under our share repurchase program will continue to diminish our cash reserves, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances. There can be no assurance that any share repurchases will enhance stockholder value because the market price of our Class A shares could decline. Although our share repurchase program is intended to enhance long-term stockholder value, short-term share price fluctuations could reduce the program's effectiveness.

During the year ended December 31, 2022, we spent $6.4 million to reduce shares of Class A common stock to be issued to employees in satisfaction of associated tax obligations in connection with the settlement of vested restricted stock units, $2.6 million to repurchase the Company's outstanding warrants to purchase Class A common stock and $26.4 million to repurchase shares of Class A common stock. As of December 31, 2022, $45.5 million remains available under our stock repurchase plan.

The obligations associated with being a public company involve significant expenses and require significant resources and management attention, which may divert from our business operations.

As a public company, we are subject to the reporting requirements of the Exchange Act and the Sarbanes-Oxley Act. The Exchange Act requires the filing of annual, quarterly and current reports with respect to a public company's business and financial condition. The Sarbanes-Oxley Act requires, among other things, that a public company establish and maintain effective internal control over financial reporting. As a result, we are incurring, and will continue to incur, significant legal, accounting and other expenses that GCMH did not incur prior to the Business Combination. Our management team and many of our other employees devote substantial time to compliance, and may not effectively or efficiently manage our transition into a public company.

These rules and regulations have resulted, and will continue to result, in us incurring substantial legal and financial compliance costs and make some activities more time-consuming and costly. For example, these rules and regulations will likely make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

General Risk Factors

The market price and trading volume of our securities may be volatile.

Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock and warrants in spite of our operating performance. We cannot assure you that the market price of our Class A common stock and warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:

- the realization of any of the risk factors presented in this Annual Report on Form 10-K;

- reductions or lack of growth in our assets under management, whether due to poor investment performance by our funds or redemptions by investors in our funds;

- difficult global market and economic conditions;

- loss of investor confidence in the global financial markets and investing in general and in alternative asset managers in particular;

- competitively adverse actions taken by other fund managers with respect to pricing, fund structure, redemptions, employee recruiting and compensation;

- inability to attract, retain or motivate our active executive managing directors, investment professionals, managing directors or other key personnel;

- inability to refinance or replace our senior secured term loan facility and revolving credit facility either on acceptable terms or at all;

- adverse market reaction to indebtedness we may incur, securities we may grant under our 2020 Incentive Award Plan or otherwise, or any other securities we may issue in the future, including shares of Class A common stock;

- unanticipated variations in our quarterly operating results or dividends;

- failure to meet securities analysts' earnings estimates;

- publication of negative or inaccurate research reports about us or the asset management industry or the failure of securities analysts to provide adequate coverage of Class A common stock in the future;

- changes in market valuations of similar companies;

- speculation in the press or investment community about our business;

- additional or unexpected changes or proposed changes in laws or regulations or differing interpretations thereof affecting our business or enforcement of these laws and regulations, or announcements relating to these matters;

- increases in compliance or enforcement inquiries and investigations by regulatory authorities, including as a result of regulations mandated by the Dodd-Frank Act and other initiatives of various regulators that have jurisdiction over us related to the alternative asset management industry; and

- adverse publicity about the alternative asset management industry.

We may be subject to securities class action litigation, which may harm our business, financial condition and results of operations.

Companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and damages, and divert management's attention from other business concerns, which could seriously harm our business, financial condition and results of operations.

We may also be called on to defend ourselves against lawsuits relating to our business operations. Some of these claims may seek significant damage amounts due to the nature of our business. Due to the inherent uncertainties of litigation, we cannot accurately predict the ultimate outcome of any such proceedings. A future on-payment outcome in a legal proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, current and future litigation, regardless of its merits, could result in substantial legal fees, settlement or judgment costs and a diversion of management's attention and resources that are needed to successfully run our business.

An active trading market for our securities may not be maintained.

We can provide no assurance that we will be able to maintain an active trading market for our Class A common stock and warrants on Nasdaq or any other exchange in the future. If an active market for our securities is not maintained, or if we fail to satisfy the continued listing standards of Nasdaq for any reason and our securities are delisted, it may be difficult for our security holders to sell their securities without depressing the market price for the securities or at all. An inactive trading market may also impair our ability to both raise capital by selling shares of capital stock and acquire other complementary products, technologies or businesses by using our shares of capital stock as consideration.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our stock price or trading volume to decline.

The trading market for our securities is influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts, and the analysts who publish information about our company may have relatively little experience with us or our industry, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If any of the analysts who cover us provide inaccurate or on-payment research or issue an adverse opinion regarding our stock price, our stock price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We do not own any real estate or other physical properties materially important to our operation. The Company has entered into operating lease agreements for office space. We lease office space in various countries around the world and maintain our headquarters in Chicago, Illinois. We lease (the "Lease") our principal headquarters at 900 N. Michigan Avenue, Suite 1100, Chicago, IL 60611 from 900 North Michigan, LLC, a Delaware limited liability company. The term of the Lease expires September 30, 2026. The Lease provides for monthly rent and payment of operating expenses on a triple-net basis. We consider our current office space, combined with the other office space otherwise available to our executive officers, adequate for our current operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are a defendant in various lawsuits related to our business. We do not believe that the outcome of any current litigation will have a material effect on our consolidated statements of financial condition or statements of income.

In the normal course of business, we may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against us. We are not currently aware of any such pending claims and based on our experience, we believe the risk of loss related to these arrangements to be remote.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

Part II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Equity

Our Class A common stock and warrants are listed on the Nasdaq Global Market under the symbols "GCMG" and "GCMGW," respectively.

Holders of Record

As of February 21, 2023, there were approximately 41,611,742 shares of our Class A common stock outstanding and 17,684,970 warrants to purchase our Class A common stock outstanding, with 1 and 2 holders of record of our Class A common stock and warrants, respectively. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers.

Dividend Policy

On February 9, 2023, the Company declared a quarterly dividend of $0.11 per share of Class A common stock to record holders as of the close of business on March 1, 2023. The payment date will be March 15, 2023.

We expect we will continue to pay a comparable cash dividend on a quarterly basis. However, the payment of cash dividends on shares of our Class A common stock in the future, in this amount or otherwise, will be within the discretion of our Board of Directors at such time, and will depend on numerous factors, including:

- general economic and business conditions;

- our strategic plans and prospects;

- our business and investment opportunities;

- our financial condition and operating results, including its cash position, its net income and its realizations on investments made by its investment funds;

- our working capital requirements and anticipated cash needs;

- contractual restrictions and obligations, including payment obligations pursuant to the Tax Receivable Agreement and restrictions pursuant to any credit facility; and

- legal, tax and regulatory restrictions.

Issuer Purchases of Equity Securities

The following table represents our purchases of Class A common stock and warrants during the three months ended December 31, 2022 for the periods indicated:

	Total Number of Warrants/Shares Purchased		Average Price Paid Per Warrant	Average Price Paid Per Share	Total Number of Warrants Purchased as Part of Publicly Announced Plans or Programs [1]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet Be Purchased under the Plans or Programs [3]
	Warrants [1]	Common Stock					
October 1-31, 2022	—	295,645	$ —	$ 7.56	3,494,564	2,924,403	$ 24,170,931
November 1-30, 2022	—	130,824	$ —	$ 8.79	3,494,564	3,055,227	$ 48,020,789
December 1-31, 2022	—	301,840	$ —	$ 8.34	3,494,564	3,357,067	$ 45,503,058
Total	—	728,309			3,494,564	3,357,067	

(1)   Represents warrants to purchase shares of Class A common stock purchased pursuant to a stock repurchase plan, as described in note (3) below.

(2)   Excludes shares of Class A common stock equivalents deemed to have been repurchased in conjunction with the payment of tax liabilities in respect of stock delivered to our employees in settlement of vested RSUs in 2021 and 2022. There were no such deemed repurchases in the three months ended December 31, 2022.

(3)   On August 6, 2021, GCMG's Board of Directors authorized a stock repurchase plan (the "Repurchase Plan") of up to an aggregate of $25.0 million, excluding fees and expenses, which may be used to repurchase shares of our outstanding Class A common stock and warrants to purchase shares of our Class A common stock, as well as to retire (by cash settlement or the payment of tax withholding amounts upon net settlement) equity-based awards granted under our 2020 Incentive Award Plan (and any successor equity plan thereto). On February 10, May 10, and November 7, 2022, GCMG's Board of Directors made increases to its stock repurchase authorization for shares and warrants. The increases of $20.0 million on February 10, 2022 and May 5, 2022 and of $25.0 million on November 7, 2022 increased the total authorization to $45.0 million, $65.0 million and $90.0 million as of February 10, May 5, and November 7, 2022, respectively. The dollar value of shares that may yet be repurchased includes the deemed repurchases of common stock equivalents discussed in note (2) above.

Stock Performance Graph

The following graph depicts the total return to stockholders from the closing price on November 18, 2020 (the date our Class A common stock began trading on Nasdaq) through December 31, 2022, relative to the performance of S&P 500 and S&P Composite 1500 Financials. The graph assumes $100 invested on November 18, 2020, and dividends reinvested in the security or index.

Total Return Performance



The performance graph is not intended to be indicative of future performance. The performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of the Company's filings under the Securities Act or the Exchange Act.

Unregistered Sales of Equity Securities

None.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and the related notes included in this Annual Report on Form 10-K. This discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve risks and uncertainties. As a result of many factors, such as those set forth under the "Risk Factors" and "Forward-Looking Statements" sections and elsewhere in this Annual Report on Form 10-K, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a leading alternative asset management solutions provider that invests across all major alternative investment strategies. We invest on a primary, secondary, co-investment and direct basis. We operate customized separate accounts and commingled funds. We collaborate with our clients to invest on their behalf across the private and public markets, either through portfolios customized to meet a client's specific objectives or through specialized commingled funds that are developed to meet broad market demands for strategies and risk-return objectives.

We operate at scale across the full range of private markets and absolute return strategies. Private markets and absolute return strategies are primarily defined by the liquidity of the underlying securities purchased, the length of the client commitment, and the form and timing of incentive fees. For private markets strategies, clients generally commit to invest over a three-year time period and have an expected duration of seven years or more. In private markets strategies, carried interest is typically based on realized gains on liquidation of the investment. For absolute return strategies, the securities tend to be more liquid, clients have the ability to redeem assets more regularly, and performance fees can be earned on an annual basis. We offer the following investment strategies:

- Private Equity

- Infrastructure

- Real Estate

- Absolute Return Strategies

- Alternative Credit

- ESG and Impact Strategies

Our clients include large, sophisticated, global institutional investors who rely on our investment expertise and differentiated investment access to navigate the alternatives market, but also include a growing non-institutional client base. As one of the pioneers of the customized separate account solutions, we are equipped to provide investment services to clients with a wide variety of needs, internal resources and investment objectives, and our client relationships are deep and frequently span decades.

Trends Affecting Our Business

As a global alternative asset manager, our results of operations are impacted by a variety of factors, including conditions in the global financial markets and economic and political environments, particularly in the United States, Europe, Asia-Pacific, Latin America and the Middle East. While economic factors, such as interest rates, can make alternative investments more or less attractive relative to other asset classes, investors have increasingly gravitated towards the returns generated by alternative investments in order to meet their return objectives. In addition, increased equity market volatility can also contribute to increased investor demand for alternative strategies. Finally, the opportunities in private markets continue to expand as firms raise new funds and launch new vehicles and products to access private markets across the globe.

In addition to the trends discussed above, we believe the following factors, among others, will influence our future performance and results of operations:

Our ability to retain existing investors and attract new investors in our funds.

Our ability to retain existing assets under management and attract new investors in our funds is partially dependent on the extent to which investors continue to favorably see the alternative asset management industry relative to traditional publicly listed equity and debt securities. A decline in the pace or the size of our fundraising efforts or investments as a result of increased competition in the private markets investing environment or a shift toward public markets may impact our revenues, which are generated from management fees and incentive fees.

Our ability to expand our business through new lines of business and geographic markets.

Our ability to grow our revenue base is partially dependent upon our ability to offer additional products and services by entering into new lines of business and by entering into, or expanding our presence in, new geographic markets. Entry into certain lines of business or geographic markets or the introduction of new types of products or services may subject us to the evolving macroeconomic and regulatory environment of the various countries where we operate or in which we invest.

Our ability to realize investments.

Challenging market and economic conditions may adversely affect our ability to exit and realize value from our investments and we may not be able to find suitable investments in which to effectively deploy capital. During periods of adverse economic conditions, such as current geopolitical turmoil abroad and increasing inflation and interest rates, our funds may have difficulty accessing financial markets, which could make it more difficult to obtain funding for additional investments and impact our ability to successfully exit positions in a timely manner. A general market downturn, a recession or a specific market dislocation may result in lower investment returns for our funds, which would adversely affect our revenues.

Our ability to identify suitable investment opportunities for our clients.

Our success largely depends on the identification and availability of suitable investment opportunities for our clients, and, in particular, the success of the investment vehicles managed by third-party investment managers in which GCM Funds invest. The availability of investment opportunities is subject to certain factors outside of our control and the control of the investment managers with which we invest for our funds, including the market environment at a given point in time. Although there can be no assurance that we will be able to secure the opportunity to invest on behalf of our clients in all or a substantial portion of the investments we select, or that the size of the investment opportunities available to us will be as large as we would desire, we seek to maintain excellent relationships with investment managers of investment funds, including those in which we have previously made investments for our clients and those in which we may in the future invest, as well as sponsors of investments that might provide co-investment opportunities in portfolio companies alongside the sponsoring fund manager. Our ability to identify attractive investments and execute on those investments is dependent on a number of factors, including the general macroeconomic environment, valuation, transaction size, and expected duration of such investment opportunity.

Our ability to generate strong returns.

The ability to attract and retain clients is partially dependent on returns we are able to deliver versus our peers. The capital we are able to attract drives the growth of our assets under management and the management and incentive fees we earn. Similarly, in order to maintain our desired fee structure in a competitive environment, we must be able to continue to provide clients with investment returns and service that incentivize our investors to pay our desired fee rates.

Our ability to comply with increasing and evolving regulatory requirements.

The complex and evolving regulatory and tax environment may have an adverse effect on our business and subject us to additional expenses or capital requirements, as well as restrictions on our business operations.

Operating Segments

We have determined that we operate in a single operating and reportable segment, consistent with how our chief operating decision maker allocates resources and assesses performance.

Organizational Structure

The diagram below depicts our current organizational structure:



GCM V, LLC ("GCM V")(1)
Public Stockholders
Class C Common Stock(2)
Economic: 0%
Voting: ~75%
Class A Common Stock(2) and Warrants for Class A Common Stock(3)
Economic: ~100%
Voting: ~25%
GCM Grosvenor Inc. ("GCMG")
Warrants for Class A Common Stock (3)
Sole Member
100% Economic and Voting
GCMH Equityholders(4)
GCM Grosvenor Holdings, LLC ("IntermediateCo")
Limited Partners
Common Units(5)
Economic: ~78%
Voting: 0%
General Partner
Common Units (5) and Warrants for Common Units
Economic: ~23%
Voting: 100%
GCM Grosvenor Operating Businesses
Grosvenor Capital Management Holdings, LLLP and its Subsidiaries

Note: The diagram depicts a simplified version of our structure and does not include all legal entities in our structure. Approximate ownership percentages are as of February 21, 2023.

[1] Mr. Sacks, the chairman of our board of directors and our chief executive officer, ultimately owns and controls GCM V. The address for Mr. Sacks is c/o GCM Grosvenor, 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.
[2] Percentage of combined voting power represents voting power with respect to all shares of Class A common stock and Class C common stock, voting together as a single class. Each holder of Class A common stock is entitled to one vote per share, and each holder of Class C common stock is entitled to the lesser of (i) 10 votes per share and (ii) the Class C Share Voting Amount on all matters submitted to stockholders for their vote or approval. From and after the Sunset Date, holders of Class C Common Stock will be entitled to one vote per share. Class C common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with Class A common stock.
[3] Each warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment.
[4] Mr. Sacks is the ultimate managing member of each of (i) Holdings, (ii) Management LLC, (iii) Holdings II, and (iv) GCM Progress Subsidiary LLC, a Delaware limited liability company (collectively, the "GCMH Equityholders"). Any distribution of proceeds derived from the securities held by the GCMH Equityholders is shared among the respective members of such entities in accordance with the applicable operating agreements of such entities.
[5] Common Units may be exchanged on a one-for-one basis for shares of Class A common stock or, at our election, for cash, pursuant to and subject to the restrictions set forth in the A&R LLLPA.

Components of Results of Operations

Revenues

We generate revenues from management fees and incentive fees, which includes carried interest and performance fees.

Management Fees

Management Fees

We earn management fees from providing investment management services to specialized funds and customized separate account clients. Specialized funds are generally structured as partnerships or companies having multiple investors. Customized separate account clients may be structured using an affiliate-managed entity or may involve an investment management

agreement between us and a single client. Certain separate account clients may have us manage assets both with full discretion over investments decisions as well as without discretion over investment decisions and may also receive access to various other advisory services the firm may provide.

Certain of our management fees, typically associated with our private markets strategies, are based on client commitments to those funds during an initial commitment or investment period. During this period fees may be charged on total commitments, on invested capital (capital committed to underlying investments) or on a ratable ramp-in of total commitments, which is meant to mirror typical invested capital pacing. Following the expiration or termination of such period, certain fees continue to be based on client commitments while others are based on invested assets or based on invested capital and unfunded deal commitments less returned capital or based on a fixed ramp down schedule.

Certain of our management fees, typically associated with absolute return strategies, are based on the NAV of those funds. Such GCM Funds either have a set fee for the entire fund or a fee scale through which clients with larger commitments pay a lower fee.

Management fees are determined quarterly and are more commonly billed in advance based on the management fee rate applied to the management fee base at the end of the preceding quarterly period as defined in the respective contractual agreements.

We provided investment management / advisory services on assets of $73.7 billion, $72.1 billion, and $61.9 billion as of December 31, 2022, 2021 and 2020, respectively.

Fund expense reimbursement revenue

We incur certain costs, primarily related to accounting, client reporting, investment-decision making and treasury-related expenditures, for which we receive reimbursement from the GCM Funds in connection with its performance obligations to provide investment management services. We concluded that we control the services provided and resources used before they are transferred to the customer, and therefore we act as a principal. Accordingly, the reimbursement for these costs incurred by us are presented on a gross basis within management fees. Expense reimbursements are recognized at a point in time, in the periods during which the related expenses are incurred and the reimbursements are contractually earned.

Incentive Fees

Incentive fees are based on the results of our funds, in the form of performance fees and carried interest income, which together comprise incentive fees.

Carried Interest

Carried interest is a performance-based capital allocation from a fund's limited partners earned by us in certain GCM Funds, more commonly in private markets strategies. Carried interest is typically a percentage of the profits calculated in accordance with the terms of fund agreements, certain fees and a preferred return to the fund's limited partners. Carried interest is ultimately realized when underlying investments distribute proceeds or are sold and therefore carried interest is highly susceptible to market factors, judgments, and actions of third parties that are outside of our control.

Agreements generally include a clawback provision that, if triggered, would require us to return up to the cumulative amount of carried interest distributed, typically net of tax, upon liquidation of those funds, if the aggregate amount paid as carried interest exceeds the amount actually due based upon the aggregate performance of each fund. We have defined the portion to be deferred as the amount of carried interest, typically net of tax, that we would be required to return if all remaining investments had no value as of the end of each reporting period. As of December 31, 2022, deferred revenue relating to constrained realized carried interest was approximately $6.5 million.

Assets under management that are subject to carried interest, excluding investments of the firm and our professionals from which we generally do not earn incentive fees, were approximately $39.8 billion as of December 31, 2022.

Performance Fees

We may receive performance fees from certain GCM Funds, more commonly in funds associated with absolute return strategies. Performance fees are typically a fixed percentage of investment gains, subject to loss carryforward provisions that require the recapture of any previous losses before any performance fees can be earned in the current period. Performance fees may or may not be subject to a hurdle or a preferred return, which requires that clients earn a specified minimum return before a performance fee can be assessed. These performance fees are determined based upon investment performance at the end of a specified measurement period, generally the end of the calendar year.

Investment returns are highly susceptible to market factors, judgments, and actions of third parties that are outside of our control. Accordingly, performance fees are variable consideration and are therefore constrained and not recognized until it is probable that a significant reversal will not occur. In the event that a client redeems from one of the GCM Funds prior to the end of a measurement period, any accrued performance fee is ordinarily due and payable by such redeeming client as of the date of the redemption.

Assets under management that are subject to performance fees, excluding investments of the firm and our professionals from which we generally do not earn incentive fees, were approximately $12.4 billion as of December 31, 2022.

Other Operating Income

Other operating income primarily consists of administrative fees from certain private investment vehicles where we perform a full suite of administrative functions but do not manage or advise and have no discretion over the capital.

Expenses

Employee Compensation and Benefits

Employee compensation and benefits primarily consists of (1) cash-based employee compensation and benefits (2) equity-based compensation (3) partnership interest-based compensation, (4) carried interest compensation, (5) cash-based incentive fee related compensation and (6) other non-cash compensation. Bonus and incentive fee related compensation is generally determined by our management and is discretionary taking into consideration, among other things, our financial results and the employee's performance. In addition, various individuals, including certain senior professionals have been awarded partnership interests and restricted stock units ("RSUs"). These partnership interests grant the recipient the right to certain cash distributions from GCMH Equityholders' profits to the extent such distributions are authorized, resulting in non-cash profits interest compensation expense. Certain employees and former employees are also entitled to a portion of the carried interest and performance fees realized from certain GCM Funds, which is payable upon a realization of the carried interest or performance fees. The Company recognizes non-cash compensation expense attributable to the RSUs on a straight-line basis over the requisite service period, which is generally the vesting period.

General, Administrative and Other

General, administrative and other consists primarily of professional fees, travel and related expenses, communications and information services, occupancy, fund expenses, depreciation and amortization, and other costs associated with our operations.

Net Other Income (Expense)

Investment Income (Loss)

Investment income (loss) primarily consists of gains and losses arising from our equity method investments.

Interest Expense

Interest expense includes interest paid and accrued on our outstanding debt, along with the amortization of deferred debt issuance costs incurred from debt issued by us, including the Term Loan Facility and the Revolving Credit Facility entered into by us. Interest expense also includes (1) the impact of qualifying effective cash flow hedges and (2) the amortization of unrealized gains or losses on interest rate swaps that initially qualified for hedge accounting and were subsequently terminated. The unrealized gains or losses are reclassified from accumulated other comprehensive income into interest expense over the original life of the swap.

Other Income (Expense)

Other income (expense) consists primarily of gains and losses on certain derivatives and other non-operating items, including write-off of unamortized debt issuance costs due to prepayments and refinancing of debt and interest income.

Change in Fair Value of Warrant Liabilities

Change in fair value of warrant liabilities are non-cash changes and consist of fair value adjustments related to the outstanding public and private warrants issued in connection with the Transaction. The warrant liabilities are classified as marked-to-market liabilities pursuant to ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*, and the corresponding increase or decrease in value impacts our net income (loss).

Provision (Benefit) for Income Taxes

We are a corporation for U.S. federal income tax purposes and therefore are subject to U.S. federal and state income taxes on our share of taxable income generated by the Company. GCMH is treated as a pass-through entity for U.S. federal and state income tax purposes. As such, income generated by GCMH flows through to its partners, and is generally not subject to U.S. federal or state income tax at the partnership level. Our non-U.S. subsidiaries generally operate as corporate entities in non-U.S. jurisdictions, with certain of these entities subject to local or non-U.S. income taxes. The tax liability with respect to income attributable to noncontrolling interests in GCMH is borne by the holders of such noncontrolling interests**.**

Net Income (Loss) Attributable to Noncontrolling Interests

Net income attributable to redeemable noncontrolling interest related to certain limited partnership interests that were subject to redemptions by third-party investors. As these interests were redeemable upon the occurrence of an event that is not solely within the control of the Company, amounts relating to third-party interests in such consolidated entities were classified within the mezzanine section of the Consolidated Statements of Financial Condition as redeemable noncontrolling interest. There was no remaining redeemable noncontrolling interest following the exercise of the Mosaic call right on July 2, 2021, as further described in Note 4 of our Consolidated Financial Statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

Net income attributable to noncontrolling interests in subsidiaries represents the economic interests of third parties in certain consolidated subsidiaries.

Net income (loss) attributable to noncontrolling interests in GCMH represents the economic interests of GCMH Equityholders in GCMH. Profits and losses, other than partnership interest-based compensation, are allocated to the noncontrolling interests in GCMH in proportion to their relative ownership interests regardless of their basis.

Results of Operations

The following is a discussion of our consolidated results of operations for the year ended December 31, 2022 as compared to the year ended December 31, 2021. This information is derived from our accompanying Consolidated Financial Statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A discussion of our consolidated results of operations for the year ended December 31, 2021 as compared to the year ended December 31, 2020 is included in the Company's Annual Report on Form 10-K filed with the SEC on February 25, 2022.

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Revenues			
Management fees	$ 367,242	$ 351,216	$ 310,745
Incentive fees	75,167	173,853	111,650
Other operating income	4,121	6,523	7,586
Total operating revenues	446,530	531,592	429,981
Expenses			
Employee compensation and benefits	277,311	333,837	388,465
General, administrative and other	88,907	88,351	84,631
Total operating expenses	366,218	422,188	473,096
Operating income (loss)	80,312	109,404	(43,115)
Investment income	10,108	52,495	10,742
Interest expense	(23,314)	(20,084)	(23,446)
Other income (expense)	1,436	3,394	(9,562)
Change in fair value of warrant liabilities	20,551	7,853	(13,315)
Net other income (expense)	8,781	43,658	(35,581)
Income (loss) before income taxes	89,093	153,062	(78,696)
Provision for income taxes	9,611	10,993	4,506
Net income (loss)	79,482	142,069	(83,202)
Less: Net income attributable to redeemable noncontrolling interest	—	19,827	14,069
Less: Net income attributable to noncontrolling interests in subsidiaries	6,823	36,912	11,617
Less: Net income (loss) attributable to noncontrolling interests in GCMH	52,839	63,848	(112,937)
Net income attributable to GCM Grosvenor Inc.	$ 19,820	$ 21,482	$ 4,049

Revenues

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Private markets strategies	$ 197,267	$ 175,447	$ 149,990
Absolute return strategies	159,134	165,397	152,349
Fund expense reimbursement revenue	10,841	10,372	8,406
Total management fees	367,242	351,216	310,745
Incentive fees	75,167	173,853	111,650
Administrative fees	3,184	5,111	6,775
Other	937	1,412	811
Total other operating income	4,121	6,523	7,586
Total operating revenues	$ 446,530	$ 531,592	$ 429,981

Management fees increased $16.0 million, or 5%, to $367.2 million, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Private market strategies fees increased $21.8 million, due to a $11.0 million increase in fees related to private markets strategies specialized funds and a $10.8 million increase in fees related to private markets strategies customized separate accounts, both driven by capital raising and deployment. Fund expense reimbursement revenue increased $0.5 million, or 5% to $10.8 million. These increases were partially offset by a $6.3 million decrease in absolute return strategies fees, driven by lower average FPAUM as a result of lower market performance and net withdrawals.

Incentive fees consisted of carried interest of $72.5 million and $121.9 million and performance fees of $2.6 million and $51.9 million for the years ended December 31, 2022 and 2021, respectively. The decrease in carried interest was primarily due to lower distributions and investment exit activity during the year ended December 31, 2022 compared to the year ended December 31, 2021. The decrease in performance fees was primarily due to lower returns for absolute return strategies funds during the year ended December 31, 2022, as compared to the year ended December 31, 2021.

Expenses

Employee Compensation and Benefits

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands)		
Cash-based employee compensation and benefits	$ 160,522	$ 162,901	$ 165,830
Equity-based compensation	30,721	44,190	—
Partnership interest-based compensation	31,811	27,671	172,358
Carried interest compensation	41,920	67,773	34,259
Cash-based incentive fee related compensation	11,001	28,002	11,454
Other non-cash compensation	1,336	3,300	4,564
Total employee compensation and benefits	$ 277,311	$ 333,837	$ 388,465

Employee compensation and benefits decreased $56.5 million, or 17%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. Equity-based compensation decreased $13.5 million, or 30%, to $30.7 million for the year ended December 31, 2022 compared to the year ended December 31, 2021, as the prior year included higher expense for awards made in connection with the Transaction, including a portion that vested immediately upon grant. Carried interest compensation and cash-based incentive fee related compensation decreased $25.9 million and $17.0 million, respectively, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to lower realized carried interest and lower performance fees during the year ended December 31, 2022. These decreases were partially offset by an increase in partnership interest-based compensation of $4.1 million, or 15%, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to amendments to partnership interest-based awards during the year ended December 31, 2022.

General, Administrative and Other

General, administrative and other increased $0.6 million, or 1%, to $88.9 million, for the year ended December 31, 2022 compared to the year ended December 31, 2021. The increase was primarily driven by an increase in travel costs, partially offset by decreases in professional fees and distribution expenses.

Net Other Income (Expense)

Investment income was $10.1 million for the year ended December 31, 2022 compared to investment income of $52.5 million for the year ended December 31, 2021, primarily due to the change in value of private and public market investments.

Interest expense increased $3.2 million, or 16%, to $23.3 million, for the year ended December 31, 2022 compared to the year ended December 31, 2021, primarily due to an increased average principal amount outstanding and a higher effective interest rate on the Term Loan Facility principal amount outstanding during the year ended December 31, 2022.

Other income was $1.4 million for the year ended December 31, 2022 compared to other income of $3.4 million for the year ended December 31, 2021. The change is primarily due to the disgorgement of $1.3 million in statutory short-swing "profits" from a public stockholder of our Class A common stock during the year ended December 31, 2021.

Change in fair value of warrant liabilities of $20.6 million for the year ended December 31, 2022 was due to a decrease in the fair value of the warrants from December 31, 2021 to December 31, 2022.

Provision for Income Taxes

Provision for income taxes primarily reflects U.S. federal and state income taxes on our share of taxable income generated by the Company, as well as local and foreign income taxes of certain of the Company's subsidiaries. Prior to the Transaction, provision for income taxes consisted of local income taxes and foreign income taxes for subsidiaries that have operations outside of the United States, as GCMH is treated as a flow-through entity and is not subject to federal income taxes.

The Company's effective tax rate was 11% and 7% for the years ended December 31, 2022 and 2021, respectively. Our overall effective tax rate is less than the statutory rate primarily because a portion of income is allocated to noncontrolling interests, and the tax liability on such income is borne by the holders of such noncontrolling interests.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income attributable to redeemable noncontrolling interest was $19.8 million for the year ended December 31, 2021. No income was allocated to redeemable noncontrolling interest in the year ended December 31, 2022 due to the exercise of the Mosaic call right on July 2, 2021 as further described in Note 4 of our Consolidated Financial Statements included elsewhere in Part II, Item 8 of this Annual Report on Form 10-K.

Net income attributable to noncontrolling interests in subsidiaries was $6.8 million and $36.9 million for the years ended December 31, 2022 and 2021, respectively. The decrease was primarily attributable to a decrease in income generated by our consolidated subsidiaries not wholly owned by the Company.

Net income attributable to noncontrolling interests in GCMH was $52.8 million and $63.8 million for the years ended December 31, 2022 and 2021, respectively. The decrease was primarily attributable to the underlying performance of GCMH, offset by an increase in partnership-interest based compensation, which is fully allocated to noncontrolling interests in GCMH.

Fee-Paying AUM

FPAUM is a metric we use to measure the assets from which we earn management fees. Our FPAUM comprises the assets in our customized separate accounts and specialized funds from which we derive management fees. We classify customized separate account revenue as management fees if the client is charged an asset-based fee, which includes the vast majority of our discretionary AUM accounts. Our FPAUM for private market strategies typically represents committed, invested or scheduled capital during the investment period and invested capital following the expiration or termination of the investment period. Substantially all of our private markets strategies funds earn fees based on commitments or net invested capital, which are not affected by market appreciation or depreciation. Our FPAUM for our absolute return strategy is based on NAV, which includes impacts of any market appreciation or depreciation.

Our calculations of FPAUM may differ from the calculations of other asset managers, and as a result, this measure may not be comparable to similar measures presented by other asset managers. Our definition of FPAUM is not based on any definition that is set forth in the agreements governing the customized separate accounts or specialized funds that we manage.

| | Year Ended December 31, 2022 | | |
| | (in millions) | | |
	Private Markets Strategies	Absolute Return Strategies	Total
Fee-paying AUM			
Balance, beginning of period	$ 33,080	$ 25,575	$ 58,655
Contributions	5,859	571	6,430
Withdrawals	(167)	(2,464)	(2,631)
Distributions	(1,436)	(31)	(1,467)
Change in market value	(85)	(1,562)	(1,647)
Foreign exchange and other	(375)	(109)	(484)
Balance, end of period	$ 36,876	$ 21,980	$ 58,856

| | Year Ended December 31, 2021 | | |
| | (in millions) | | |
	Private Markets Strategies	Absolute Return Strategies	Total
Fee-paying AUM			
Balance, beginning of period	$ 27,839	$ 24,130	$ 51,969
Contributions	7,015	2,316	9,331
Withdrawals	(28)	(2,137)	(2,165)
Distributions	(2,663)	(319)	(2,982)
Change in market value	596	1,646	2,242
Foreign exchange and other	321	(61)	260
Balance, end of period	$ 33,080	$ 25,575	$ 58,655

Contracted, not yet fee-paying AUM represents limited partner commitments which are expected to be invested and begin charging fees over the ensuing five years.

| | As of December 31, | | |
| | 2022 | 2021 | 2020 |
	(in millions)		
Contracted, not yet Fee-Paying AUM	$ 7,603	$ 7,683	$ 7,057
AUM	$ 73,667	$ 72,130	$ 61,943

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021

FPAUM increased $0.2 billion to $58.9 billion during the year ended December 31, 2022 primarily due to $6.4 billion of contributions, partially offset by $2.6 billion and $1.5 billion of withdrawals and distributions, respectively, and a $1.6 billion decrease in market value.

- Private markets strategies FPAUM increased $3.8 billion, or 11%, to $36.9 billion as of December 31, 2022 from December 31, 2021, primarily due to $5.9 billion of contributions, partially offset by $1.4 billion of distributions.

- Absolute return strategies FPAUM decreased $3.6 billion, or 14%, to $22.0 billion as of December 31, 2022 from December 31, 2021, primarily due to $2.5 billion of withdrawals and a $1.6 billion decrease in market value, partially offset by $0.6 billion of contributions.

Contracted, not yet fee-paying AUM decreased $0.1 billion, or 1%, to $7.6 billion during the year ended December 31, 2022 primarily due to contracted, not yet fee-paying AUM that became fee-paying AUM during the period.

AUM increased $1.5 billion, or 2%, to $73.7 billion during the year ended December 31, 2022, primarily driven by the increase in FPAUM, as well as mark to market increases that did not impact FPAUM.

Non-GAAP Financial Measures

In addition to our results of operations above, we report certain financial measures that are not required by, or presented in accordance with, GAAP. Management uses these non-GAAP measures to assess the performance of our business across reporting periods and believes this information is useful to investors for the same reasons. These non-GAAP measures should not be considered a substitute for the most directly comparable GAAP measures, which are reconciled below. Further, these measures have limitations as analytical tools, and when assessing our operating performance, you should not consider these measurements in isolation or as a substitute for GAAP measures including revenues and net income (loss). We may calculate or present these non-GAAP financial measures differently than other companies who report measures with the same or similar names, and as a result, the non-GAAP measures we report may not be comparable.

Summary of Non-GAAP Financial Measures

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Revenues			
Private markets strategies	$ 197,267	$ 175,447	$ 149,990
Absolute return strategies	159,134	165,397	152,349
Management fees, net [1]	356,401	340,844	302,339
Administrative fees and other operating income	4,121	6,523	7,586
Fee-Related Revenue	360,522	347,367	309,925
Less:			
Cash-based employee compensation and benefits, net [2]	(158,875)	(159,791)	(158,194)
General, administrative and other, net [1,3]	(73,134)	(67,175)	(56,662)
Fee-Related Earnings	128,513	120,401	95,069
Incentive fees:			
Performance fees	2,623	51,947	52,726
Carried interest	72,544	121,906	58,924
Incentive fee related compensation and NCI:			
Cash-based incentive fee related compensation	(11,001)	(28,002)	(11,454)
Carried interest compensation, net [4]	(41,868)	(69,079)	(34,970)
Carried interest attributable to noncontrolling interests	(8,411)	(21,304)	(16,089)
Realized investment income, net of amount attributable to noncontrolling interests in subsidiaries [5]	4,699	1,496	—
Interest income	787	18	377
Other (income) expense	(79)	60	147
Depreciation	1,540	1,688	2,314
Adjusted EBITDA	149,347	179,131	147,044
Depreciation	(1,540)	(1,688)	(2,314)
Interest expense	(23,314)	(20,084)	(23,446)
Adjusted Pre-Tax Income	124,493	157,359	121,284
Adjusted income taxes [6]	(30,127)	(38,553)	(30,321)
Adjusted Net Income	$ 94,366	$ 118,806	$ 90,963

---

(1) Excludes fund reimbursement revenue of $10.8 million, $10.4 million and $8.4 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(2) Excludes severance expense of $1.6 million, $3.1 million and $7.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(3) Excludes amortization of intangibles of $2.3 million, $2.3 million and $7.5 million for the years ended December 31, 2022, 2021 and 2020, respectively. Also excludes corporate transaction-related costs of $2.1 million, $7.8 million and $11.6 million for the years ended December 31, 2022, 2021 and 2020, respectively, and non-core expenses of $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(4) Excludes the impact of non-cash carried interest expense of $(0.1) million, $1.3 million and $0.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(5) Investment income or loss is generally realized when the Company redeems all or a portion of its investment or when the Company receives or is due cash, such as from dividends or distributions. Amounts were de minimis for periods prior to the Mosaic repurchase on July 2, 2021.

(6) Reflects a corporate and blended statutory effective tax rate of 24.2% applied to Adjusted Pre-Tax Income for the year ended December 31, 2022, of 24.5% for the year ended December 31, 2021 and of 25.0% for the year ended December 31, 2020. The rate was adjusted from 25.0% to 24.5% in Q4 2021 and from 24.5% to 24.2% in Q4 2022. The 24.2%, 24.5% and 25.0% are based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 3.2%, 3.5% and 4.0%, respectively.

Net Incentive Fees Attributable to GCM Grosvenor

Net incentive fees are used to highlight fees earned from incentive fees that are attributable to GCM Grosvenor. Net incentive fees represent incentive fees excluding (a) incentive fees contractually owed to others and (b) cash-based incentive fee related compensation. Net incentive fees are used by management in making compensation and capital allocation decisions and we believe that they provide investors useful information regarding the amount that such fees contribute to the Company's earnings.

The following table shows reconciliations of incentive fees to net incentive fees attributable to GCM Grosvenor for the years ended December 31, 2022, 2021 and 2020, respectively:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Incentive fees:			
Performance fees	$ 2,623	$ 51,947	$ 52,726
Carried interest	72,544	121,906	58,924
Less incentive fees contractually owed to others:			
Cash carried interest compensation	(41,920)	(67,773)	(34,259)
Non-cash carried interest compensation	52	(1,306)	(711)
Carried interest attributable to redeemable noncontrolling interest holder	—	(8,059)	(7,751)
Carried interest attributable to other noncontrolling interest holders	(8,411)	(13,245)	(8,338)
Firm share of incentive fees[1]	24,888	83,470	60,591
Less: Cash-based incentive fee related compensation	(11,001)	(28,002)	(11,454)
Net Incentive Fees Attributable to GCM Grosvenor	$ 13,887	$ 55,468	$ 49,137

_____

(1) Firm share represents incentive fees net of contractual obligations but before discretionary cash based incentive compensation.

Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA

Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA are non-GAAP measures used to evaluate our profitability.

Adjusted Pre-Tax Income represents net income attributable to GCM Grosvenor Inc. including (a) net income (loss) attributable to GCMH, excluding (b) provision for income taxes, (c) changes in fair value of derivatives and warrant liabilities, (d) amortization expense, (e) partnership interest-based and non-cash compensation, (f) equity-based compensation, including cash-settled equity awards (as we view the cash settlement as a separate capital transaction), (g) unrealized investment income, (h) changes in TRA liability and (i) certain other items that we believe are not indicative of our core performance, including charges related to corporate transactions and employee severance.

Adjusted Net Income represents Adjusted Pre-Tax Income minus adjusted income taxes.

Adjusted EBITDA represents Adjusted Net Income excluding (a) adjusted income taxes, (b) depreciation and amortization expense and (c) interest expense on our outstanding debt.

The Company is a holding company with no material assets other than its indirect ownership of equity interests in GCMH and certain deferred tax assets. The GCMH Equityholders may from time to time cause GCMH to redeem any or all of their GCMH common units in exchange, at the Company's election, for either cash (based on the market price for a share of the Class A common stock) or shares of Class A common stock. As such, net income (loss) attributable to noncontrolling interests in GCMH is added back in order to reflect the full economics of the underlying business as if GCMH Equityholders converted their interests to shares of Class A common stock. Other noncontrolling interests do not have the ability to convert those interests into equity interests of the Company, and as such, income (loss) attributable to these noncontrolling interests are not adjusted for in our non-GAAP financial measures.

We believe Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA are useful to investors because they provide additional insight into the operating profitability of our core business across reporting periods. These measures (1) present a view of the economics of the underlying business as if GCMH Equityholders converted their interests to shares of Class A common stock and (2) adjust for certain non-cash and other activity in order to provide more comparable results of the core business across reporting periods. These measures are used by management in budgeting, forecasting and evaluating operating results.

The following table shows reconciliations of net income attributable to GCM Grosvenor Inc. and Adjusted Pre-Tax Income, Adjusted Net Income and Adjusted EBITDA for the years ended December 31, 2022, 2021 and 2020, respectively:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands)		
Adjusted Pre-Tax Income & Adjusted Net Income			
Net income attributable to GCM Grosvenor Inc.	$ 19,820	$ 21,482	$ 4,049
Plus:			
Net income (loss) attributable to noncontrolling interests in GCMH	52,839	63,848	(112,937)
Provision for income taxes	9,611	10,993	4,506
Change in fair value of derivatives	—	(1,934)	8,572
Change in fair value of warrants	(20,551)	(7,853)	13,315
Amortization expense	2,316	2,332	7,504
Severance	1,647	3,110	7,636
Transaction expenses [1]	2,051	7,827	11,603
Loss on extinguishment of debt	—	675	1,514
Changes in TRA liability and other [2]	(241)	(1,372)	380
Partnership interest-based compensation	31,811	27,671	172,358
Equity-based compensation	30,721	44,190	—
Other non-cash compensation	1,336	3,300	4,564
Less:			
Unrealized investment income, net of noncontrolling interests	(6,919)	(15,604)	(1,069)
Non-cash carried interest compensation	52	(1,306)	(711)
Adjusted Pre-Tax Income	124,493	157,359	121,284
Less:			
Adjusted income taxes [3]	(30,127)	(38,553)	(30,321)
Adjusted Net Income	$ 94,366	$ 118,806	$ 90,963
Adjusted EBITDA			
Adjusted Net Income	$ 94,366	$ 118,806	$ 90,963
Plus:			
Adjusted income taxes [3]	30,127	38,553	30,321
Depreciation expense	1,540	1,688	2,314
Interest expense	23,314	20,084	23,446
Adjusted EBITDA	$ 149,347	$ 179,131	$ 147,044

---

(1) Represents 2022 expenses related to contemplated corporate transactions, 2021 expenses related to a debt offering, other contemplated corporate transactions, and other public company transition expenses, and 2020 expenses related to the Mosaic transaction and the Transaction.

(2) For the year ended December 31, 2021, includes $1.3 million that was recognized as other income related to the disgorgement of statutory short-swing "profits" from a holder of our Class A common stock.

(3) Reflects a corporate and blended statutory effective tax rate of 24.2% applied to Adjusted Pre-Tax Income for the year ended December 31, 2022, of 24.5% for the year ended December 31, 2021 and of 25.0% for the year ended December 31, 2020. The rate was adjusted from 25.0% to 24.5% in Q4 2021 and from 24.5% to 24.2% in Q4 2022. The 24.2%, 24.5% and 25.0% are based on a federal statutory rate of 21.0% and a combined state, local and foreign rate net of federal benefits of 3.2%, 3.5% and 4.0%, respectively.

Adjusted Net Income Per Share

Adjusted net income per share is a non-GAAP measure that is calculated by dividing Adjusted Net Income by adjusted shares outstanding. Adjusted shares outstanding assumes the hypothetical full exchange of limited partnership interests in GCMH into Class A common stock of GCM Grosvenor Inc., the dilution from outstanding warrants for Class A common stock of GCM Grosvenor Inc. and the dilution from outstanding equity-based compensation. We believe adjusted net income per share is useful to investors because it enables them to better evaluate per-share performance across reporting periods.

The following table shows a reconciliation of diluted weighted-average shares of Class A common stock outstanding to adjusted shares outstanding used in the computation of adjusted net income per share for the years ended December 31, 2022, 2021 and 2020, respectively.

	Year Ended December 31,		
	2022	**2021**	**2020**
	(in thousands, except share and per share amounts)		
Adjusted Net Income Per Share			
Adjusted Net Income	$ 94,366	$ 118,806	$ 90,963
Weighted-average shares of Class A common stock outstanding - basic	43,872,300	43,765,651	39,984,515
Exercise of private warrants - incremental shares under the treasury stock method	—	90,062	—
Exercise of public warrants - incremental shares under the treasury stock method	—	691,396	—
Exchange of partnership units	144,235,246	144,235,246	144,235,246
Assumed vesting of RSUs - incremental shares under the treasury stock method	460,446	277,019	—
Weighted-average shares of Class A common stock outstanding - diluted	188,567,992	189,059,374	184,219,761
Effective dilutive warrants, if antidilutive for GAAP	—	—	897,152
Adjusted shares - diluted	188,567,992	189,059,374	185,116,913
Adjusted Net Income Per Share - Diluted	$ 0.50	$ 0.63	$ 0.49

Fee-Related Revenue and Fee-Related Earnings

Fee-Related Revenue ("FRR") is a non-GAAP measure used to highlight revenues from recurring management fees and administrative fees. FRR represents total operating revenues less (1) incentive fees and (2) fund reimbursement revenue. We believe FRR is useful to investors because it provides additional insight into our relatively stable management fee base separate from incentive fee revenues, which tend to have greater variability.

Fee-Related Earnings ("FRE") is a non-GAAP metric used to highlight earnings from recurring management fees and administrative fees. FRE represents adjusted EBITDA further adjusted to exclude (a) incentive fees and related compensation and (b) other non-operating income, and to include depreciation expense. We believe FRE is useful to investors because it provides additional insights into the management fee driven operating profitability of our business.

The following table shows reconciliations of Adjusted EBITDA to Fee-Related Earnings for the years ended December 31, 2022, 2021 and 2020, respectively:

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Adjusted EBITDA	$	149,347	$	179,131	$	147,044
Less:						
Incentive fees		(75,167)		(173,853)		(111,650)
Depreciation expense		(1,540)		(1,688)		(2,314)
Other non-operating expense		(708)		(78)		(524)
Realized investment income, net of amount attributable to noncontrolling interests in subsidiaries [1]		(4,699)		(1,496)		—
Plus:						
Incentive fee-related compensation		52,869		97,081		46,424
Carried interest attributable to redeemable noncontrolling interest holder		—		8,059		7,751
Carried interest attributable to other noncontrolling interest holders, net		8,411		13,245		8,338
Fee-Related Earnings	$	128,513	$	120,401	$	95,069

_____

(1) Investment income or loss is generally realized when the Company redeems all or a portion of its investment or when the Company receives or is due cash, such as a from dividends or distributions. Amounts were de minimis for periods prior to the Mosaic repurchase on July 2, 2021.

<h2 style="text-align:center">Liquidity and Capital Resources</h2>

We have historically financed our operations and working capital through net cash provided by operating activities and borrowings under our Term Loan Facility and Revolving Credit Facility (each as defined below). As of December 31, 2022, we had $85.2 million of cash and cash equivalents and available borrowing capacity of $48.2 million under our Revolving Credit Facility. On July 29, 2022, the SEC declared effective our Registration Statement on Form S-3, pursuant to which the Company may issue a combination of securities described in the prospectus in one or more offerings from time to time. Our primary cash needs are to fund working capital requirements, invest in growing our business, make investments in GCM Funds, make scheduled principal payments and interest payments on our outstanding indebtedness, pay dividends to holders of our Class A common stock, and pay tax distributions to members. Additionally, as a result of the Transaction, we need cash to make payments under the Tax Receivable Agreement. We expect that our cash flow from operations, current cash and cash equivalents and available borrowing capacity under our Revolving Credit Facility will be sufficient to fund our operations and planned capital expenditures and to service our debt obligations for the next twelve months.

We are required to maintain minimum net capital balances for regulatory purposes for our Japan, Hong Kong and United Kingdom subsidiaries as well as our U.S. broker-dealer subsidiary. These net capital requirements are met by retaining cash. As a result, we may be restricted in our ability to transfer cash between different operating entities and jurisdictions. As of December 31, 2022 we are in compliance with these regulatory requirements.

Cash Flows

		Year Ended December 31,				
		2022		**2021**		**2020**
		(in thousands)				
Net cash provided by operating activities	$	216,513	$	178,803	$	68,170
Net cash used in investing activities		(10,073)		(28,114)		(5,531)
Net cash provided by (used in) financing activities		(215,067)		(251,274)		54,757
Effect of exchange rate changes on cash		(2,395)		(1,376)		884
Net increase (decrease) in cash and cash equivalents	$	(11,022)	$	(101,961)	$	118,280

Net Cash Provided by Operating Activities

Net cash provided by operating activities was primarily driven by our net income in the respective periods after adjusting for significant non-cash activities, including depreciation and amortization expense, equity-based compensation, non-cash partnership interest-based compensation, the change in fair value of warrant liabilities and the change in equity value of our investments, in addition to proceeds received from return on investments, the payment of bonus compensation and receipt of incentive fees.

Net cash provided by operating activities was $216.5 million and $178.8 million for the years ended December 31, 2022 and 2021, respectively. These operating cash flows were primarily driven by:

- net income of $79.5 million and $142.1 million for the years ended December 31, 2022 and 2021, respectively, adjusted for $46.1 million and $29.5 million of non-cash activities, respectively, as well as changes in working capital;

- proceeds received from investments of $21.8 million and $21.3 million for the years ended December 31, 2022 and 2021, respectively; and

- proceeds received (payments made) for terminated interest rate derivatives of $40.3 million and $(26.3) million in the years ended December 31, 2022 and 2021, respectively.

Net Cash Used in Investing Activities

Net cash used in investing activities was $(10.1) million and $(28.1) million for the years ended December 31, 2022 and 2021, respectively. These investing cash flows were primarily driven by:

- purchases of premises and equipment of $(0.8) million and $(0.6) million during the years ended December 31, 2022 and 2021, respectively; and

- contributions/subscriptions to investments of $(29.4) million and $(40.3) million during the years ended December 31, 2022 and 2021, respectively; partially offset by

- proceeds received from investments of $20.1 million and $11.5 million during the years ended December 31, 2022 and 2021, respectively.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by (used in) financing activities was $(215.1) million and $(251.3) million for the years ended December 31, 2022 and 2021, respectively. These financing cash flows were primarily driven by:

- capital contributions received from noncontrolling interest holders of $1.8 million and $3.5 million during the years ended December 31, 2022 and 2021, respectively;

- capital distributions paid to partners and member of $(118.3) million and $(77.9) million during the years ended December 31, 2022 and 2021, respectively;

- capital distributions paid to noncontrolling interest holders of $(37.4) million and $(81.2) million during the years ended December 31, 2022 and 2021, respectively;

- the exercise of the Mosaic call option for $(150.1) million during the year ended December 31, 2021;

- proceeds from the Term Loan Facility issuance of $110.0 million during the year ended December 31, 2021;

- principal payments on the Term Loan Facility of $(4.0) million and $(53.3) million during the years ended December 31, 2022 and 2021, respectively;

- debt issuance costs of $(3.1) million during the year ended December 31, 2021;

- payments to repurchase Class A common stock of $(26.4) million and $(0.9) million during the years ended December 31, 2022 and 2021, respectively;

- proceeds from the exercise of warrants of $24.5 million during the year ended December 31, 2021;

- payments to repurchase warrants of $(2.6) million and $(1.3) million during the years ended December 31, 2022 and 2021, respectively;

- the settlement of equity-based compensation in satisfaction of withholding tax requirements of $(6.4) million and $(6.9) million during the years ended December 31, 2022 and 2021, respectively;

- dividends paid of $(18.4) million and $(14.5) million during the years ended December 31, 2022 and 2021, respectively; and

- payments to related parties, pursuant to tax receivable agreement of $(3.3) million during the years ended December 31, 2022

Indebtedness

On January 2, 2014, GCMH entered into a credit agreement (as amended, amended and restated, supplemented or otherwise modified, the "Credit Agreement") that provides GCMH with a senior secured term loan facility (the "Term Loan Facility") and a $50.0 million revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Secured Credit Facilities"). Under the Revolving Credit Facility, $15.0 million is available for letters of credit and $10.0 million is available for swingline loans.

On February 24, 2021, we entered into an amended Credit Agreement, which among other things reduced the interest rate margin and extended the maturity dates of our Term Loan Facility. Concurrently with the amendment, we also made a voluntary prepayment on the Term Loan Facility in an aggregate principal amount of $50.3 million. The maturity date of all of the outstanding borrowings under the Term Loan Facility is February 24, 2028, and the maturity date for the full amount of the Revolving Credit Facility is February 24, 2026.

On June 23, 2021, the Company further amended its Term Loan Facility to increase the aggregate principal amount from $290.0 million to $400.0 million. As of December 31, 2022, GCMH had borrowings of $393.0 million outstanding under the Term Loan Facility and no outstanding balance under the Revolving Credit Facility. As of December 31, 2022, we had available borrowing capacity of $48.2 million under our Revolving Credit Facility.

See Note 15 of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a summary of our outstanding indebtedness.

The terms of the Company's current debt instruments contain covenants that may restrict the Company and its subsidiaries from paying distributions to its members. As a holding company, we are dependent upon the ability of GCMH to make distributions to its members, including us. However, the ability of GCMH to make such distributions is subject to its operating results, cash requirements and financial condition, restrictive covenants in our debt instruments and applicable Delaware law. These restrictions include restrictions on the payment of distributions whenever the payment of such distributions would cause GCMH to no longer be in compliance with any of its financial covenants under the Term Loan Facility. Absent an event of default under the Credit Agreement governing the terms of the Term Loan Facility, GCMH may make unlimited distributions when the Total Leverage Ratio (as defined in the Credit Agreement) is below 2.75x. As of December 31, 2022, the Total Leverage Ratio was below 2.75x and the Company was in compliance with all financial covenants.

See Note 16 of our Consolidated Financial Statements included elsewhere in this Annual Report on Form 10-K for a summary of our interest rate derivatives to hedge interest rate risk related to the Company's outstanding indebtedness. Effective November 1, 2022, the Company terminated the existing interest rate derivatives and received $40.3 million of cash for the fair market value of the swaps at termination. Also effective on November 1, 2022, the Company entered into a new swap agreement to hedge interest rate risk related the outstanding indebtedness that has a notional amount of $300 million and a fixed rate of 4.37%.

Dividend Policy

We are a holding company with no material assets other than our indirect ownership of equity interests in GCMH and certain deferred tax assets. As such, we do not have any independent means of generating revenue. However, management of GCM Grosvenor expects to cause GCMH to make distributions to its members, including us, in an amount at least sufficient to allow us to pay all applicable taxes, to make payments under the Tax Receivable Agreement, and to pay our corporate and other overhead expenses. On February 9, 2023, we declared a quarterly dividend of $0.11 per share of Class A common stock to record holders as of the close of business on March 1, 2023. The payment date will be March 15, 2023. The payment of cash dividends on shares of our Class A common stock in the future, in this amount or otherwise, will be within the discretion of GCMG's Board of Directors at such time.

Stock Repurchase Plan

On August 6, 2021, GCMG's Board of Directors authorized a stock repurchase plan of up to an aggregate of $25.0 million, excluding fees and expenses, which may be used to repurchase the Company's outstanding Class A common stock and warrants to purchase Class A common stock. Our Class A common stock and warrants may be repurchased from time to time in open market transactions, in privately negotiated transactions, including with employees or otherwise, pursuant to the requirements of Rule 10b5-1 and Rule 10b-18 of the Exchange Act, as well as to retire (by cash settlement or the payment of tax withholding amounts upon net settlement) equity-based awards granted under our 2020 Incentive Award Plan (and any successor plan thereto), with the terms and conditions of these repurchases depending on legal requirements, price, market and economic conditions and other factors. We are not obligated under the terms of the program to repurchase any of our Class A common stock or warrants, the program has no expiration date and we may suspend or terminate the program at any time without prior notice. Any shares of Class A common stock and any warrants repurchased as part of this program will be canceled. On February 10, May 10, and November 7, 2022, GCMG's Board of Directors made increases to its stock repurchase authorization for shares and warrants. The increases of $20.0 million on February 10, 2022 and May 5, 2022 and of $25.0 million on November 7, 2022 increased the total authorization to $45.0 million, $65.0 million and $90.0 million as of February 10, May 5, and November 7, 2022, respectively.

For the years ended December 31, 2022 and December 31, 2021, we spent $6.4 million and $6.9 million, respectively, to reduce Class A shares to be issued to employees in satisfaction of associated tax obligations in connection with the settlement of RSUs; $2.6 million and $1.3 million, respectively, to repurchase the Company's outstanding warrants to purchase Class A common stock; and $26.4 million and $0.9 million, respectively, to repurchase shares of Class A common stock. As of December 31, 2022, $45.5 million remained available under our stock repurchase plan.

We review our capital return plan on an on-going basis, considering our financial performance and liquidity position, investments required to execute our strategic plans and initiatives, acquisition opportunities, the economic outlook, regulatory changes and other relevant factors. As these factors may change over time, the actual amounts expended on repurchase activity, dividends, and acquisitions, if any, during any particular period cannot be predicted and may fluctuate from time to time.

Tax Receivable Agreement

Exchanges of Grosvenor common units by limited partners of GCMH will result in increases in the tax basis in our share of the assets of GCMH and its subsidiaries that otherwise would not have been available. These increases in tax basis are expected to increase our depreciation and amortization deductions and create other tax benefits, and therefore may reduce the amount of tax that we would otherwise be required to pay in the future. The Tax Receivable Agreement requires us to pay 85% of the amount of these and certain other tax benefits, if any, that we realize (or are deemed to realize in certain circumstances) to the TRA Parties. As of December 31, 2022, the amount payable to related parties pursuant to the Tax Receivable Agreement was $55.4 million.


Contractual Obligations, Commitments and Contingencies


The following table represents our contractual obligations as of December 31, 2022, aggregated by type:

	Contractual Obligations				
	Total	**Less than 1 year**	**1 – 3 years**	**3 – 5 years**	**More than 5 years**
	(in thousands)				
Operating leases	$ 16,493	$ 7,331	$ 7,188	$ 1,974	$ —
Debt obligations [(1)]	393,000	4,000	8,000	8,000	373,000
Interest on debt obligations [(2)]	131,570	26,084	51,439	50,302	3,745
Capital commitments to our investments [(3)]	88,912	88,912	—	—	—
Total	$ 629,975	$ 126,327	$ 66,627	$ 60,276	$ 376,745

_____

(1) Represents scheduled debt obligation payments under our Term Loan Facility.
(2) Represents interest to be paid on our debt obligations. The interest payments are calculated using the interest rate of 6.6% on our Term Loan Facility in effect as of December 31, 2022 and exclude the impact of interest rate hedges.
(3) Represents general partner capital funding commitments to several of the GCM Funds. These amounts are generally due on demand and are therefore presented in the less than one-year category, however, based on historical precedent, are likely to be due over a substantially longer period of time.

Following the consummation of the Transaction, we are obligated to make payments under the Tax Receivable Agreement. The table above does not include any payments that we are obligated to make under the Tax Receivable Agreement, as the actual timing and amount of any payments that may be made under the Tax Receivable Agreement are unknown at this time and will vary based on a number of factors. However, we expect that the payments that we are required to make to the TRA Parties in connection with the Tax Receivable Agreement will be substantial. Any payments made by us to the TRA Parties under the Tax Receivable Agreement will generally reduce the amount of cash that might have otherwise been available to us or to GCMH. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will accrue interest until paid. Our failure to make any payment required under the Tax Receivable Agreement (including any accrued and unpaid interest) within 60 calendar days of the date on which the payment is required to be made will generally constitute a material breach of a material obligation under the Tax Receivable Agreement, which may result in the termination of the Tax Receivable Agreement and the acceleration of payments thereunder, unless the applicable payment is not made because (i) we are prohibited from making such payment under applicable law or the terms governing certain of our secured indebtedness or (ii) we do not have, and cannot by using commercially reasonable efforts obtain, sufficient funds to make such payment.

Critical Accounting Policies and Estimates

We prepare our Consolidated Financial Statements in accordance with GAAP. In applying many of these accounting principles, we are required to make assumptions, estimates or judgments that affect the reported amounts of assets, liabilities, revenues and expenses in our Consolidated Financial Statements and accompanying footnotes. We base our estimates and judgments on historical experience and other assumptions that we believe are reasonable under the circumstances. These assumptions, estimates or judgments, however, are both subjective and subject to change, and actual results may differ from our assumptions and estimates. If actual amounts are ultimately different from our estimates, the revisions are included in our results of operations for the period in which the actual amounts become known. We believe the following critical accounting policies and estimates could potentially produce materially different results if we were to change underlying assumptions, estimates or judgments. See Note 2 to our Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K for a summary of our significant accounting policies.

Principles of Consolidation

We consolidate all entities that we control as the primary beneficiary of variable interest entities ("VIEs").

We first determine whether we have a variable interest in an entity. Fees paid to a decision maker or service provider are not deemed variable interests in an entity if (i) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services; (ii) the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm's length; and (iii) the decision maker does not hold other interests in the entity that individually, or in the aggregate, would absorb more than an insignificant amount of the entity's expected losses or receive more than an insignificant amount of the entity's expected residual returns. We have evaluated our arrangements and determined that management fees, performance fees and carried interest are customary and commensurate with the services being performed and are not variable interests. For those entities in which we have a variable interest, we perform an analysis to determine whether the entity is a VIE.

The assessment of whether the entity is a VIE requires an evaluation of qualitative factors and, where applicable, quantitative factors. These judgments include: (a) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the economic performance of the entity, and (c) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from the entity. The granting of substantive kick-out rights is a key consideration in determining whether a limited partnership or similar entity is a VIE.

For entities that are determined to be VIEs, we consolidate those entities where we have concluded we are the primary beneficiary. We are determined to be the primary beneficiary if we hold a controlling financial interest which is defined as possessing (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. In evaluating whether we are the primary beneficiary, we evaluate our economic interests in the entity held either directly or indirectly by us.

We determine whether we are the primary beneficiary of a VIE at the time we become involved with a VIE and reconsider that conclusion continuously. At each reporting date, we assess whether we are the primary beneficiary and will consolidate or deconsolidate accordingly.

Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities. Under the voting interest entity model, we consolidate those entities that we control through a majority voting interest.

Partnership Interest-Based Compensation

Various individuals, including our current and former employees, have been awarded partnership interests in Holdings, Holdings II and Management LLC. These partnership interests either (a) grant the recipients the right to certain cash distributions of profits from Holdings, Holdings II and Management LLC to the extent such distributions are authorized or (b) transfer equity ownership between certain existing employee members of the GCMH Equityholders.

A partnership interest award is accounted for based on its substance. A partnership interest award that is in substance a profit-sharing arrangement or performance bonus would generally not be within the scope of the stock-based compensation guidance and would be accounted for under the guidance for deferred compensation plans, similar to a cash bonus. However, if the arrangement has characteristics more akin to the risks and rewards of equity ownership, the arrangement would be accounted for under stock-based compensation guidance. Payments to the employees for partnership interest awards are made by Holdings, Holdings II and Management LLC. As a result, we record a non-cash profits interest compensation charge and an offsetting deemed contribution to equity (deficit) to reflect the payments made by the GCMH Equityholders.

We analyze awards granted to recipients at the time they are granted or modified. Awards that are in substance a profit-sharing arrangement in which rights to distributions of profits are based fully on the discretion of the managing member of Holdings, Holdings II and Management LLC, are recorded as partnership interest-based compensation expense in the Consolidated Statements of Income when Holdings, Holdings II and Management LLC makes distributions to the recipients. Awards that are in substance stock-based compensation are recorded as partnership interest-based compensation expense on a straight-line basis over the service period. Profit-sharing arrangements that contain a stated target payment are recognized as partnership interest-based compensation expense equal to the present value of expected future payments on a straight-line basis over the service period. Any such expense previously recorded is reversed if the target amount is canceled or forfeited or if the required service period is not provided. For the year ended December 31, 2022, the Company recorded approximately $32 million of partnership interest-based compensation. Changes to the existing awards granted to recipients, granting of new awards or fluctuation in distributions of profits could significantly impact expense recognized in future periods.

Revenue Recognition of Incentive Fees

Incentive fees are based on the results of our funds, in the form of performance fees and carried interest, which together comprise incentive fees.

Performance Fees

We may receive performance fees from certain GCM Funds investing in public market investments. Performance fees are typically a fixed percentage of investment gains, subject to loss carryforward provisions that require the recapture of any previous losses before any performance fees can be earned in the current period. Performance fees may or may not be subject to a hurdle or a preferred return, which requires that clients earn a specified minimum return before a performance fee can be assessed. With the exception of certain GCM Funds, these performance fees are determined based upon investment performance at the end of a specified measurement period, generally the end of the calendar year. Certain GCM Funds have performance measurement periods extending beyond one year.

Investment returns are highly susceptible to market factors, judgments and actions of third parties that are outside of our control. Accordingly, performance fees are considered variable consideration and are therefore constrained and not recognized as revenue until it is probable that a significant reversal will not occur. In the event that a client redeems from one of the GCM Funds prior to the end of a measurement period, any accrued performance fee is ordinarily due and payable by such redeeming client as of the date of the redemption. For the year ended December 31, 2022, the Company recorded $3 million of performance fees. Performance fees can vary materially period to period based on actual investment returns and timing of redemptions.

Carried Interest

Carried interest is a performance-based capital allocation from a fund's limited partners in certain GCM Funds invested in longer-term public market investments and private market investments. Carried interest is typically a percentage of the profits calculated in accordance with the terms of fund agreements at rates that range between 2.5-20% after returning invested capital, certain fees and a preferred return to the fund's limited partners. Carried interest is ultimately realized when underlying investments distribute proceeds or are sold and therefore carried interest is highly susceptible to market factors, judgments and actions of third parties that are outside of our control. Accordingly, carried interest is considered variable consideration and is therefore constrained and not recognized as revenue until (a) it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur or (b) the uncertainty associated with the variable consideration is subsequently resolved.

Agreements generally include a clawback provision that, if triggered, would require us to return up to the cumulative amount of carried interest distributed, typically net of tax, upon liquidation of those funds, if the aggregate amount paid as carried interest exceeds the amount actually due based upon the aggregate performance of each fund. We have defined the portion to be deferred as the amount of carried interest, typically net of tax, that we would be required to return if all remaining investments had no value as of the end of each reporting period. For the year ended December 31, 2022, the Company recorded $73 million of carried interest. Carried interest can vary materially period to period based on the judgments, market factors and actions of third parties discussed above.

Provision for Income Taxes

Following the Transaction, the Company is taxed as a corporation for U.S. federal and state income tax purposes. GCMH is treated as a partnership for U.S. federal income tax purposes. Prior to the Transaction, partners of GCMH were taxed on their allocable share of the Partnership's earnings. Subsequent to the Transaction, GCMH Equityholders, as applicable, are taxed on their share of the Partnership's earnings; therefore, the Company does not record a provision for federal income taxes on the GCMH Equityholders' allocable share of the Partnership's earnings.

We use the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the carrying value of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the statutory tax rates expected to be applied in the periods in which those temporary differences are settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period of the change. A valuation allowance is recorded on our net deferred tax assets when it is "more-likely-than not" that such assets will not be realized. When evaluating the realizability of our deferred tax assets, all evidence, both positive and negative, is evaluated. Items considered in this analysis include the ability to carry back losses, the reversal of temporary differences, tax planning strategies and expectations of future earnings. As of December 31, 2022, the Company has $60 million of deferred tax assets. Changes in judgment regarding the realizability of the deferred tax assets or changes in corporate tax rates could significantly increase or decrease the carrying value of the assets.

The amount of tax benefit to be recognized is the amount of benefit that is "more-likely-than-not" to be sustained upon examination. We analyze our tax filing positions in the U.S. federal, state, local and foreign tax jurisdictions where we are required to file income tax returns, as well as for all open tax years in these jurisdictions. If, based on this analysis, we determine that uncertainties in tax positions exist, a liability is established. We recognize interest and penalties related to unrecognized tax benefits, if any, within provision for income taxes in the Consolidated Statements of Income. Accrued interest and penalties, if any, would be included within accrued expenses and other liabilities in the Consolidated Statements of Financial Condition. As of December 31, 2022, the Company has no liability related to uncertain tax positions. Changes in judgment regarding the uncertainty of tax positions could result in liabilities.

Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining tax expense and in evaluating tax positions, including evaluating uncertainties under GAAP. We review our tax positions quarterly and adjust our tax balances as new legislation is enacted or new information becomes available.

Tax Receivable Agreement

In connection with the Transaction, we entered into the Tax Receivable Agreement with the GCMH Equityholders. We will generally pay them 85% of the amount of the tax savings, if any, that we realize as a result of increases in tax basis resulting from our acquisition of equity interests in GCMH from certain current or former GCMH Equityholders, from certain existing tax basis in the assets of GCMH and its subsidiaries, and from certain deductions arising from payments made in connection with the Tax Receivable Agreement.

The Tax Receivable Agreement makes certain simplifying assumptions regarding the determination of the tax savings that we realize or are deemed to realize from applicable tax attributes (including use of an assumed state and local income tax rate), which may result in payments pursuant to the Tax Receivable Agreement in excess of those that would result if such assumptions were not made and therefore in excess of 85% of our actual tax savings.

The actual increases in tax basis arising from our acquisition of interests in GCMH, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending on a number of factors, including, but not limited to, the price of our Class A common stock at the time of the purchase or exchange, the timing of any future exchanges, the extent to which exchanges are taxable, and the amount and timing of our income and the tax rates then applicable. We expect that the payments we are required to make under the Tax Receivable Agreement could be substantial.

Based on current projections, we anticipate having sufficient taxable income to utilize these tax attributes and receive corresponding tax deductions in future periods. As of December 31, 2022, the Tax Receivable Agreement results in a liability of $55 million. Significant changes in the projected liability resulting from the Tax Receivable Agreement may occur based on changes in anticipated future taxable income, changes in applicable tax rates or other changes in tax attributes that may occur and could affect the expected future tax benefits to be received by us.

Public and Private Warrants

In connection with the Transaction, we issued public and private warrants. We evaluated the public and private warrants under ASC 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*. We concluded that because the exercise of the public and private warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of our Class A shareholders, and because such a tender offer may not result in a change in control and trigger cash settlement and we do not control the occurrence of such event, the public warrants and private warrants do not meet the conditions to be classified as equity (deficit). Since the public and private warrants meet the definition of a derivative under ASC 815, we recorded these warrants as liabilities on the Consolidated Statements of Financial Condition at fair value accordance with ASC 820, *Fair Value Measurem*ent, with subsequent changes in their respective fair values recognized in the Consolidated Statements of Income at each reporting date. Because the public warrants are publicly traded and thus have an observable market price, fair value adjustments were determined by utilizing the market prices. The private warrants were valued using significant unobservable inputs in a valuation model, however the overall private warrant valuation and change in fair value are not material to the Consolidated Financial Statements. The changes in the fair value of the warrants, including the market price for the public warrants or the inputs to the valuation model of the private warrants, may be material to our future operating results.


Recent Accounting Pronouncements


Information regarding recent accounting developments and their impact on our results can be found in Note 2 in the notes to the Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, we are exposed to a broad range of risks inherent in the financial markets in which we participate, including price risk, interest-rate risk, access to and cost of financing risk, liquidity risk, counterparty risk and foreign exchange-rate risk. Potentially negative effects of these risks may be mitigated to a certain extent by those aspects of our investment approach, investment strategies, fundraising practices or other business activities that are designed to benefit, either in relative or absolute terms, from periods of economic weakness, tighter credit or financial market dislocations.

Our predominant exposure to market risk is related to our role as general partner or investment manager for our funds and the sensitivity to movements in the fair value of their investments, which may adversely affect our investment income, management fees, and incentive fees, as applicable.

Fair value of the financial assets and liabilities of our funds may fluctuate in response to changes in the value of securities, foreign currency exchange rates, commodity prices and interest rates. The impact of investment risk is as follows:

- Investment income changes along with the realized and unrealized gains of the underlying investments in our specialized funds and certain customized separate accounts in which we have a general partner commitment. Our general partner investments include unique underlying portfolio investments with no significant concentration in any industry or country outside of the United States.

- Our management fees from our absolute return strategies are typically based on the NAV of those funds, and therefore the amount of fees that we may charge will increase or decrease in direct proportion to the effect of changes in the fair value of the fund's investments. Our management fees from our specialized funds and customized separate accounts attributable to our private markets strategies are not significantly affected by changes in fair value as the management fees are not generally based on the value of the specialized funds or customized separate accounts, but rather on the amount of capital committed or invested in the specialized funds or customized separate accounts, as applicable.

- Incentive fees from our specialized funds and customized separate accounts are not materially affected by changes in the fair value of unrealized investments because they are based on realized gains and subject to achievement of performance criteria rather than on the fair value of the specialized fund's or customized separate account's assets prior to realization. We had $6.5 million of deferred incentive fee revenue on our Consolidated Statements of Financial Condition as of December 31, 2022. Minor decreases in underlying fair value would not affect the amount of deferred incentive fee revenue subject to clawback.

Foreign Currency Exchange Rate Risk

Several of our specialized funds and customized separate accounts hold investments denominated in non U.S. dollar currencies that may be affected by movements in the rate of exchange between the U.S. dollar and foreign currency, which could impact investment performance. We do not possess significant assets in foreign countries in which we operate or engage in material transactions in currencies other than the U.S. dollar. Therefore, changes in exchange rates are not expected to materially impact our consolidated financial statements.

Interest Rate Risk

As of December 31, 2022, we had $393.0 million of borrowings outstanding under our Term Loan Facility. The Term Loan Facility accrues interest at 2.50% over the LIBOR, subject to a 0.50% LIBOR floor. For the year ended December 31, 2022, the weighted average interest rate for our Term Loan Facility was 4.27%. Some tenors of LIBOR were discontinued on December 31, 2021. Although we expect that the capital and debt markets will cease to use LIBOR as a benchmark in the near future and the administrator of LIBOR has announced its intention to extend the publication of most tenors of LIBOR for U.S. dollars through June 30, 2023, we cannot predict whether or when LIBOR will actually cease to be available.

Based on the floating rate component of our Term Loan Facility and excluding any impact of interest rate hedges as of December 31, 2022, we estimate that a 100 basis point increase in interest rates would result in increased interest expense of $3.9 million over the next 12 months.

In October 2022, the Company terminated the 2028 Swap Agreement and 2028 Incremental Swap Agreement effective on November 1, 2022. As a result of interest rate risk, in November 2022 the Company entered into an interest rate swap agreement with a total notional amount of $300 million to hedge interest rate risk related to a portion of its Term Loan Facility.

Credit Risk

We are party to agreements providing for various financial services and transactions that contain an element of risk in the event that the counterparties are unable to meet the terms of such agreements. In such agreements, we depend on the respective counterparty to make payment or otherwise perform. We generally endeavor to minimize our risk of exposure by limiting the counterparties with which we enter into financial transactions to reputable financial institutions. In other circumstances, availability of financing from financial institutions may be uncertain due to market events, and we may not be able to access these financing markets.

Enterprise Risk Management Committee

The GCM Grosvenor Enterprise Risk Management Committee ("ERMC") is tasked with overseeing firm-wide risks and potential conflicts arising from the operations of the firm. The ERMC meets at least quarterly, and as needed, and is comprised of some of the most senior professionals at the firm across the spectrum of departments. The ERMC aims to identify, assess, monitor and mitigate such key enterprise risks at the corporate, business unit and fund level. Senior management reports to the audit committee of the Board of Directors on the agenda of risk topics evaluated by the ERMC.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of GCM Grosvenor Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of GCM Grosvenor Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, equity (deficit) and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Adoption of ASU No. 2016-02

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in the year ending December 31, 2022 due to the adoption of ASU No. 2016-02, Leases (Topic 842), and the related amendments.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

Chicago, Illinois
February 23, 2023

GCM Grosvenor Inc.
Consolidated Statements of Financial Condition
(In thousands, except share and per share amounts)

	As of	
	December 31, 2022	December 31, 2021
Assets		
Cash and cash equivalents	$ 85,163	$ 96,185
Management fees receivable	18,720	21,693
Incentive fees receivable	16,478	91,601
Due from related parties	13,119	11,777
Investments	223,970	226,345
Premises and equipment, net	4,620	5,411
Lease right-of-use assets	12,479	—
Intangible assets, net	3,940	6,256
Goodwill	28,959	28,959
Deferred tax assets, net	60,320	68,542
Other assets	21,165	24,855
Total assets	488,933	581,624
Liabilities and Equity (Deficit)		
Accrued compensation and benefits	52,997	98,132
Employee related obligations	36,328	30,397
Debt	387,627	390,516
Payable to related parties pursuant to the tax receivable agreement	55,366	59,366
Lease liabilities	15,520	—
Warrant liabilities	7,861	30,981
Accrued expenses and other liabilities	27,240	28,033
Total liabilities	582,939	637,425
Commitments and contingencies (Note 18)		
Preferred stock, $0.0001 par value, 100,000,000 shares authorized; none issued	—	—
Class A common stock, $0.0001 par value, 700,000,000 authorized; 41,806,215 and 43,964,090 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	4	4
Class B common stock, $0.0001 par value, 500,000,000 authorized; none issued	—	—
Class C common stock, $0.0001 par value, 300,000,000 authorized; 144,235,246 issued and outstanding as of December 31, 2022 and December 31, 2021	14	14
Additional paid-in capital	—	1,501
Accumulated other comprehensive income (loss)	4,096	(1,007)
Retained earnings	(23,934)	(26,222)
Total GCM Grosvenor Inc. deficit	(19,820)	(25,710)
Noncontrolling interests in subsidiaries	67,900	96,687
Noncontrolling interests in GCMH	(142,086)	(126,778)
Total deficit	(94,006)	(55,801)
Total liabilities and equity (deficit)	$ 488,933	$ 581,624

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Income
(In thousands, except share and per share amounts)

	Year Ended December 31,		
	2022	**2021**	**2020**
Revenues			
Management fees	$ 367,242	$ 351,216	$ 310,745
Incentive fees	75,167	173,853	111,650
Other operating income	4,121	6,523	7,586
Total operating revenues	446,530	531,592	429,981
Expenses			
Employee compensation and benefits	277,311	333,837	388,465
General, administrative and other	88,907	88,351	84,631
Total operating expenses	366,218	422,188	473,096
Operating income (loss)	80,312	109,404	(43,115)
Investment income	10,108	52,495	10,742
Interest expense	(23,314)	(20,084)	(23,446)
Other income (expense)	1,436	3,394	(9,562)
Change in fair value of warrant liabilities	20,551	7,853	(13,315)
Net other income (expense)	8,781	43,658	(35,581)
Income (loss) before income taxes	89,093	153,062	(78,696)
Provision for income taxes	9,611	10,993	4,506
Net income (loss)	79,482	142,069	(83,202)
Less: Net income attributable to redeemable noncontrolling interest	—	19,827	14,069
Less: Net income attributable to noncontrolling interests in subsidiaries	6,823	36,912	11,617
Less: Net income (loss) attributable to noncontrolling interests in GCMH	52,839	63,848	(112,937)
Net income attributable to GCM Grosvenor Inc.	$ 19,820	$ 21,482	$ 4,049
Earnings (loss) per share of Class A common stock [1] **:**			
Basic	$ 0.45	$ 0.49	$ 0.10
Diluted	$ 0.28	$ 0.28	$ (0.58)
Weighted average shares of Class A common stock outstanding [1] **:**			
Basic	43,872,300	43,765,651	39,984,515
Diluted	188,567,992	189,059,374	184,219,761

----

(1)   There were no shares of Class A common stock outstanding prior to November 17, 2020. For the year ended December 31, 2020, represents earnings (loss) per share of Class A common stock and weighted-average shares of Class A common stock outstanding for the period following the Transaction, as defined in Note 3, from November 17, 2020 through December 31, 2020.

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 79,482	$ 142,069	$ (83,202)
Other comprehensive income (loss), net of tax:			
Net change in cash flow hedges	32,752	7,541	(4,880)
Foreign currency translation adjustment	(2,083)	(1,183)	778
Total other comprehensive income (loss)	30,669	6,358	(4,102)
Comprehensive income (loss) before noncontrolling interests	110,151	148,427	(87,304)
Less: Comprehensive income attributable to redeemable noncontrolling interest	—	19,827	14,069
Less: Comprehensive income attributable to noncontrolling interests in subsidiaries	6,823	36,912	11,617
Less: Comprehensive income (loss) attributable to noncontrolling interests in GCMH	78,405	68,720	(117,288)
Comprehensive income attributable to GCM Grosvenor Inc.	$ 24,923	$ 22,968	$ 4,298

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Equity (Deficit)
(In thousands)

	Partners' Deficit	Member's Deficit-GCM, L.L.C.	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Noncontrolling Interest in GCMH	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at December 31, 2019	$(308,373)	$ (66)	$ —	$ —	$ —	$ —	$ (6,854)	$ 101,463	$ —	$ (213,830)	$ —
Cumulative-effect adjustment from adoption of ASC 2017-12	(650)	—	—	—	—	—	650	—	—	—	—
Capital contributions from noncontrolling interest in subsidiaries	—	—	—	—	—	—	—	4,035	—	4,035	—
Capital contributions from redeemable noncontrolling interest	—	—	—	—	—	—	—	—	—	—	173,797
Deemed contributions prior to the Transaction	42,410	—	—	—	—	—	—	—	—	42,410	—
Capital distributions	(153,524)	(146)	—	—	—	—	—	—	—	(153,670)	—
Capital distributions paid to noncontrolling interest	—	—	—	—	—	—	—	(23,102)	—	(23,102)	—
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—	—	—	—	—	—	(16,710)
Equity transaction with Mosaic	60,935	—	—	—	—	—	—	—	—	60,935	(60,935)
Unrealized loss on cash flow hedge prior to the Transaction	—	—	—	—	—	—	(5,641)	—	—	(5,641)	—
Translation adjustment prior to the Transaction	—	—	—	—	—	—	393	—	—	393	—
Net income (loss) prior to the Transaction	(6,990)	67	—	—	—	—	—	3,873	—	(3,050)	5,944
Issuance of Class A common stock pursuant to the Transaction and PIPE transaction	—	—	4	—	339,315	—	—	—	—	339,319	—
Issuance of Class C common stock to existing members	—	—	—	14	(14)	—	—	—	—	—	—
Effect of the Transaction and purchase of GCMH units	366,192	145	—	—	(343,434)	(32,817)	8,970	—	(141,905)	(142,849)	—
Deferred tax adjustments related to TRA	—	—	—	—	14,011	—	—	—	129	14,140	—
Deferred costs	—	—	—	—	(9,878)	—	—	—	(35,689)	(45,567)	—
Issuance of Class A common stock due to exercised warrants	—	—	—	—	2,705	—	—	—	9,609	12,314	—
Deemed contributions subsequent to the Transaction	—	—	—	—	—	—	—	—	129,948	129,948	—
Equity reallocation to redeemable noncontrolling interest	—	—	—	—	—	(1,064)	—	—	(3,836)	(4,900)	4,900
Unrealized gain on cash flow hedge subsequent to the Transaction	—	—	—	—	—	—	165	—	596	761	—
Translation adjustment subsequent to the Transaction	—	—	—	—	—	—	84	—	301	385	—
Net income (loss) subsequent to the Transaction	—	—	—	—	—	4,049	—	7,744	(106,014)	(94,221)	8,125
Balance at December 31, 2020	$ —	$ —	$ 4	$ 14	$ 2,705	$ (29,832)	$ (2,233)	$ 94,013	$ (146,861)	$ (82,190)	$ 115,121

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Equity (Deficit) — (Continued)
(In thousands)

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest in Subsidiaries	Noncontrolling Interest in GCMH	Total Equity (Deficit)	Redeemable Noncontrolling Interest
Balance at December 31, 2020	$ 4	$ 14	$ 2,705	$ (29,832)	$ (2,233)	$ 94,013	$ (146,861)	$ (82,190)	$ 115,121
Capital contributions from noncontrolling interests in subsidiaries	—	—	—	—	—	3,461	—	3,461	11
Capital distributions paid to noncontrolling interests	—	—	—	—	—	(37,699)	—	(37,699)	—
Capital distributions paid to redeemable noncontrolling interest	—	—	—	—	—	—	—	—	(43,500)
Issuance of Class A common stock due to exercised warrants	—	—	5,252	—	—	—	18,066	23,318	—
Repurchase of Class A common stock	—	—	(207)	—	—	—	(680)	(887)	—
Exercise of Mosaic Call Right	—	—	(14,033)	—	—	—	(47,462)	(61,495)	(91,459)
Settlement of equity-based compensation in satisfaction of withholding tax requirements	—	—	(2,487)	(499)	—	—	(3,948)	(6,934)	—
Partners' distributions	—	—	—	—	—	—	(77,936)	(77,936)	—
Deemed contributions	—	—	—	—	—	—	27,671	27,671	—
Unrealized gain on cash flow hedges	—	—	—	—	1,757	—	5,784	7,541	—
Translation adjustment	—	—	—	—	(271)	—	(912)	(1,183)	—
Equity-based compensation	—	—	9,979	—	—	—	33,777	43,756	—
Declared dividends	—	—	—	(15,498)	—	—	—	(15,498)	—
Deferred tax and other tax adjustments	—	—	292	—	(260)	—	—	32	—
Equity reallocation between controlling and non-controlling interests	—	—	—	(1,875)	—	—	1,875	—	—
Net income (loss)	—	—	—	21,482	—	36,912	63,848	122,242	19,827
Balance at December 31, 2021	$ 4	$ 14	$ 1,501	$ (26,222)	$ (1,007)	$ 96,687	$ (126,778)	$ (55,801)	$ —

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Equity (Deficit) — (Continued)
(In thousands)

	Class A Common Stock	Class C Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests in Subsidiaries	Noncontrolling Interests in GCMH	Total Equity (Deficit)
Balance at December 31, 2021	$ 4	$ 14	$ 1,501	$ (26,222)	$ (1,007)	$ 96,687	$ (126,778)	$ (55,801)
Capital contributions from noncontrolling interests in subsidiaries	—	—	—	—	—	1,789	—	1,789
Capital distributions paid to noncontrolling interests	—	—	—	—	—	(37,399)	—	(37,399)
Issuance of Class A common stock due to exercised warrants	—	—	—	—	—	—	—	—
Repurchase of Class A common stock	—	—	(5,906)	(132)	—	—	(20,353)	(26,391)
Settlement of equity-based compensation in satisfaction of withholding tax requirements	—	—	(1,464)	—	—	—	(4,981)	(6,445)
Partners' distributions	—	—	—	—	—	—	(118,349)	(118,349)
Deemed contributions	—	—	—	—	—	—	31,811	31,811
Net change in cash flow hedges	—	—	—	—	5,589	—	27,163	32,752
Translation adjustment	—	—	—	—	(486)	—	(1,597)	(2,083)
Equity-based compensation	—	—	5,841	—	—	—	19,583	25,424
Declared dividends	—	—	—	(18,824)	—	—	—	(18,824)
Deferred tax and other tax adjustments	—	—	28	—	—	—	—	28
Equity reallocation between controlling and non-controlling interests	—	—	—	1,424	—	—	(1,424)	—
Net income	—	—	—	19,820	—	6,823	52,839	79,482
Balance at December 31, 2022	$ 4	$ 14	$ —	$ (23,934)	$ 4,096	$ 67,900	$ (142,086)	$ (94,006)

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash flows from operating activities			
Net income (loss)	$ 79,482	$ 142,069	$ (83,202)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization expense	3,856	4,020	9,818
Equity-based compensation	25,424	43,756	—
Deferred income tax expense	5,843	5,692	629
Other non-cash compensation	1,336	3,300	4,564
Partnership interest-based compensation	31,811	27,671	172,358
Amortization of debt issuance costs	1,111	1,025	1,336
Amortization of terminated swap	4,171	4,634	—
Proceeds received (payments made) for terminated interest rate derivatives	40,344	(26,296)	—
Loss on extinguishment of debt	—	675	1,514
Change in fair value of derivatives	—	212	8,572
Change in fair value of warrants liabilities	(20,551)	(7,853)	13,315
Change in payable to related parties pursuant to tax receivable agreement	(729)	—	—
Amortization of deferred rent	—	(1,593)	130
Proceeds received from investments	21,771	21,297	8,050
Non-cash investment income	(10,108)	(52,495)	(10,742)
Non-cash lease expense	3,856	—	—
Other	87	462	2,351
Change in assets and liabilities:			
Management fees receivable	2,803	(7,202)	(595)
Incentive fees receivable	75,123	(22,177)	(48,653)
Due from related parties	(1,342)	(451)	(1,100)
Other assets	(1,061)	23,008	(16,568)
Accrued compensation and benefits	(45,290)	22,397	6,295
Lease liabilities	(5,512)	—	—
Employee related obligations	5,088	2,122	2,660
Accrued expenses and other liabilities	(1,000)	(5,470)	(2,562)
Net cash provided by operating activities	216,513	178,803	68,170
Cash flows from investing activities			
Purchases of premises and equipment	(782)	(577)	(1,308)
Proceeds from assignment of aircraft share interest	—	1,337	—
Contributions/subscriptions to investments	(29,436)	(40,332)	(23,911)
Distributions from investments	20,145	11,458	19,688
Net cash used in investing activities	(10,073)	(28,114)	(5,531)
Cash flows from financing activities			
Capital contributions received from noncontrolling interest	1,789	3,472	177,832
Capital distributions paid to partners and member	(118,349)	(77,936)	(153,670)
Capital distributions paid to the noncontrolling interest	(37,399)	(81,199)	(39,812)
Exercise of Mosaic call option	—	(150,122)	—
Proceeds from senior loan issuance	—	110,000	—
Principal payments on senior loan	(4,000)	(53,259)	(91,195)
Proceeds from credit facility	—	—	20,000
Principal payments on credit facility	—	—	(45,000)
Debt issuance costs	—	(3,080)	—
Capital contributions related to the Transaction and PIPE transactions net of underwriting costs	—	—	179,857
Payments to repurchase Class A common stock	(26,391)	(887)	—
Proceeds from exercise of warrants	—	24,469	6,745
Payments to repurchase warrants	(2,569)	(1,273)	—
Settlement of equity-based compensation in satisfaction of withholding tax requirements	(6,445)	(6,934)	—
Dividends paid	(18,432)	(14,525)	—
Payments to related parties, pursuant to tax receivable agreement	(3,271)	—	—
Net cash provided by (used in) financing activities	(215,067)	(251,274)	54,757
Effect of exchange rate changes on cash	(2,395)	(1,376)	884
Net increase (decrease) in cash and cash equivalents	$ (11,022)	$ (101,961)	$ 118,280
Cash and cash equivalents			
Beginning of year	96,185	198,146	79,866
End of year	$ 85,163	$ 96,185	$ 198,146

GCM Grosvenor Inc.
Consolidated Statements of Cash Flows — (Continued)
(In thousands)

Supplemental disclosure of cash flow information						
Cash paid during the year for interest	$	18,411	$	13,779	$	21,464
Cash paid during the year for income taxes	$	8,543	$	4,370	$	3,160
Supplemental disclosure of cash flow information from operating activities						
Non-cash right-of-use assets obtained in exchange for new operating leases	$	693	$	—	$	—
Supplemental disclosure of non-cash information from financing activities						
Deemed contributions from GCMH Equityholders	$	31,811	$	27,671	$	172,358
Establishment of deferred tax assets, net related to tax receivable agreement and the Transaction	$	28	$	292	$	14,140
Dividends declared but not paid	$	1,366	$	973	$	—

See accompanying notes to Consolidated Financial Statements.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

1. Organization

GCM Grosvenor Inc. ("GCMG") and its subsidiaries including Grosvenor Capital Management Holdings, LLLP (the "Partnership" or "GCMH" and collectively, the "Company"), provide comprehensive investment solutions to primarily institutional clients who seek allocations to alternative investments such as hedge fund strategies, private equity, real estate, infrastructure and strategic investments. The Company collaborates with its clients to construct investment portfolios across multiple investment strategies in the private and public markets, customized to meet their specific objectives. The Company also offers specialized commingled funds which span the alternatives investing universe that are developed to meet broad market demands for strategies and risk-return objectives.

The Company, through its subsidiaries acts as the investment adviser, general partner or managing member to customized funds and commingled funds (collectively, the "GCM Funds").

GCMG was incorporated on July 27, 2020 under the laws of the State of Delaware for the purpose of consummating the Transaction as described in Note 3 and merging with CF Finance Acquisition Corp. ("CFAC"), which was incorporated on July 9, 2014 under the laws of the State of Delaware. GCMG owns all of the equity interests of GCM Grosvenor Holdings, LLC ("IntermediateCo"), formerly known as CF Finance Intermediate Acquisition, LLC until November 18, 2020, which is the general partner of GCMH subsequent to the Transaction. GCMG's ownership (through IntermediateCo) of GCMH as of December 31, 2022 and December 31, 2021 was approximately 22.5% and 23.4%, respectively.

GCMH is a holding company operated pursuant to the Fifth Amended and Restated Limited Liability Limited Partnership Agreement (the "Partnership Agreement") dated November 17, 2020, among the limited partners including, Grosvenor Holdings, L.L.C. ("Holdings"), Grosvenor Holdings II, L.L.C. ("Holdings II") and GCM Grosvenor Management, LLC ("Management LLC") (collectively, together with GCM Progress Subsidiary LLC, the "GCMH Equityholders").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The Consolidated Financial Statements include the accounts of the Company, its wholly-owned or majority-owned subsidiaries and entities in which the Company is deemed to have a direct or indirect controlling financial interest based on either a variable interest model or voting interest model. All intercompany balances and transactions have been eliminated in consolidation.

Pursuant to the Transaction as described in Note 3, GCMG acquired approximately 22% of the common units of the Partnership. The portion of the consolidated subsidiaries not owned by GCMG and any related activity is eliminated through noncontrolling interests in the Consolidated Statements of Financial Condition and net income (loss) attributable to noncontrolling interests in the Consolidated Statements of Income. The combined financial statements of GCMH and its subsidiaries and GCM, L.L.C. ("GCM LLC") have been determined to be the predecessor for accounting and reporting purposes for periods prior to the Transaction.

The Company is an "emerging growth company" ("EGC"), as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), following the consummation of the merger of CFAC and the Company. The Company has elected to use this extended transition period for complying with new or revised accounting standards pursuant to Section 102(b)(1) of the JOBS Act that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition periods provided by the JOBS Act. As result of this election, its consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. The Company's status as an EGC will terminate on December 31, 2023.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Principles of Consolidation

The Company first determines whether it has a variable interest in an entity. Fees paid to a decision maker or service provider are not deemed variable interests in an entity if (i) the fees are compensation for services provided and are commensurate with the level of effort required to provide those services; (ii) the service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm's length; and (iii) the decision maker does not hold other interests in the entity that individually, or in the aggregate, would absorb more than an insignificant amount of the entity's expected losses or receive more than an insignificant amount of the entity's expected residual returns. The Company has evaluated its arrangements and determined that management fees, performance fees and carried interest are customary and commensurate with the services being performed and are not variable interests. For those entities in which it has a variable interest, the Company performs an analysis to determine whether the entity is a variable interest entity ("VIE").

The assessment of whether the entity is a VIE requires an evaluation of qualitative factors and, where applicable, quantitative factors. These judgments include: (a) determining whether the equity investment at risk is sufficient to permit the entity to finance its activities without additional subordinated financial support, (b) evaluating whether the equity holders, as a group, can make decisions that have a significant effect on the economic performance of the entity, and (c) determining whether the equity investors have proportionate voting rights to their obligations to absorb losses or rights to receive returns from an entity. The granting of substantive kick-out rights is a key consideration in determining whether a limited partnership or similar entity is a VIE.

For entities that are determined to be VIEs, the Company consolidates those entities where it has concluded it is the primary beneficiary. The Company is determined to be the primary beneficiary if it holds a controlling financial interest which is defined as possessing (a) the power to direct the activities that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. In evaluating whether the Company is the primary beneficiary, the Company evaluates its economic interests in the entity held either directly or indirectly by the Company.

The Company determines whether it is the primary beneficiary of a VIE at the time it becomes involved with a VIE and reconsiders that conclusion continuously. At each reporting date, the Company assesses whether it is the primary beneficiary and will consolidate or deconsolidate accordingly. Refer to Note 11 for additional information on the Company's VIEs.

Entities that do not qualify as VIEs are assessed for consolidation as voting interest entities. Under the voting interest entity model, the Company consolidates those entities it controls through a majority voting interest.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid money market funds with original maturities of three months or less. These money market funds are managed in a way to preserve a stable value of USD 1.00 per share; however, there is no guarantee that the value will not drop below USD 1.00 per share. In circumstances when Federal Deposit Insurance Corporation insured limits are exceeded, the risk of default depends on the creditworthiness of the counterparties to each of these transactions. Interest earned on cash and cash equivalents is recorded within other income (expense) in the Consolidated Statements of Income. As of December 31, 2022 and 2021, the Company held $20.7 million and $27.5 million, respectively, of foreign cash included within cash and cash equivalents in the Consolidated Statements of Financial Condition.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Foreign Currency Gain or Loss

The financial statements of the Company's subsidiaries located in Canada, Germany, Hong Kong, Japan, South Korea and the UK are measured using the Canadian Dollar, Euro, Hong Kong Dollar, Japanese Yen, Korean Won and British Pound, respectively, as the functional currency. The assets and liabilities of these subsidiaries are translated at the exchange rate prevailing at the reporting date and revenue and expenses are translated at the average monthly rates of exchange with the resulting translation adjustment included in the Consolidated Statements of Financial Condition as a component of accumulated other comprehensive income (loss).

The Company earns fees denominated in several different foreign currencies. Corresponding transaction gains or losses are recognized in other income (expense) in the Consolidated Statements of Income.

Management Fees and Incentive Fees Receivables

Management fees and incentive fees receivables are equal to contractual amounts reduced for allowances, if applicable. The Company considers fees receivable to be fully collectible; accordingly, no allowance for doubtful accounts has been established as of December 31, 2022 and 2021. If accounts become uncollectible, they will be expensed when that determination is made. Amounts determined to be uncollectible are charged directly to general, administrative and other in the Consolidated Statements of Income.

Due from Related Parties

Due from related parties includes amounts receivable from the Company's existing partners, employees, and nonconsolidated funds. Refer to Note 19 for further disclosure of transactions with related parties.

Fair Value Measurements

The Company categorizes its fair value measurements according to a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

• Level 1 – Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

• Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

• Level 3 – Inputs that are unobservable.

Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available under the circumstances.

The carrying amounts of cash and cash equivalents and fees receivable approximate fair value due to the immediate or short-term maturity of these financial instruments.

Investments

Investments primarily consist of investments in GCM Funds and other funds the Company does not control, but is deemed to exert significant influence, and are generally accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its share of the underlying income or loss of such entities, which reflects the net asset value of such investments. Management believes the net asset value of the funds is representative of fair value. The resulting gains and losses are included as investment income in the Consolidated Statements of Income.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

The Company's equity method investments in the GCM Funds investing in private equity, real estate and infrastructure ("GCM PEREI Funds") are valued based on the most recent available information, which typically has a delay of up to three months due to the timing of financial information received from the investments held by the GCM PEREI Funds. The Company records its share of capital contributions to and distributions from the GCM PEREI Funds within investments in the Consolidated Statements of Financial Condition during the three-month lag period. To the extent that management is aware of material events that affect the GCM PEREI Funds during the intervening period, the impact of the events would be disclosed in the notes to the Consolidated Financial Statements.

Certain subsidiaries which hold the general partner capital interest in the GCM Funds are not wholly owned, and as such, the portion of the Company's investments owned by limited partners in those subsidiaries are reflected within noncontrolling interests in the Consolidated Statements of Financial Condition.

For certain other debt investments, the Company has elected the fair value option. Such election is irrevocable and is made at the investment level at initial recognition. The debt investments are not publicly traded and are a Level 3 fair value measurement. For investments carried at fair value, the Company records the increase or decrease in fair value as investment income in the Consolidated Statements of Income. See Note 7 for additional information regarding the Company's other investments.

Premises and Equipment

Premises and equipment and aircraft-related assets are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets ranging from three to seven years. Leasehold improvements are amortized over the shorter of their estimated useful lives or lease terms.

Leases

The Company's leases primarily consist of operating lease agreements for office space in various countries around the world, including for its headquarters in Chicago, Illinois. On January 1, 2022, the Company adopted Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)* on a prospective basis. As a result, prior periods were not adjusted. The new standard requires lessees to use a right-of-use ("ROU") model where lease ROU assets and lease liabilities are recorded on the Consolidated Statements of Financial Condition for all operating leases with initial terms exceeding one year. Lease ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's remaining minimum lease obligations. The Company made a permitted accounting policy election not to apply the ROU model to short-term leases, which are defined as leases with initial terms of one year or less.

The Company determines whether a contract contains a lease at inception. Lease ROU assets and lease liabilities are initially recognized on the lease commencement date based on the present value of the minimum lease payments over the lease term. When determining the lease term, the Company generally does not include options to renew as it is not reasonably certain at contract inception that the Company will exercise the option(s). As the implicit rate is not generally readily determinable, the Company uses its incremental borrowing rate to determine the present value of future minimum lease payments. Lease ROU assets may include initial direct costs incurred by the Company and are reduced by lease incentives. Operating lease expense is recognized on a straight-line basis over the lease term within general, administrative and other in the Consolidated Statements of Income.

Intangible Assets and Goodwill

Finite-lived intangible assets primarily consist of investment management contracts, investor relationships, technology and trade name. These assets are amortized on a straight-line basis over their respective useful lives, ranging from 2 to 12 years. Intangible assets are reviewed for impairment whenever events or changes in circumstances suggest that the asset's carrying value may not be recoverable. An impairment loss, calculated as the difference between the estimated fair value and the carrying value of the asset, is recognized if the sum of the estimated undiscounted cash flows relating to the asset is less than the corresponding carrying value. The Company has not recognized any impairment in the periods presented.

Goodwill is reviewed for impairment at least annually at the reporting unit level utilizing a qualitative or quantitative approach, and more frequently if circumstances indicate impairment may have occurred. The impairment testing for goodwill

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

under the qualitative approach is based first on a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its respective carrying value. If it is determined that it is more likely than not that the reporting unit's fair value is less than its carrying value or when the quantitative approach is used, the amount of impairment is calculated as the excess of the carrying value of the reporting unit over its fair value.

The Company performed an annual assessment of its goodwill on October 1, 2022 and 2021 and did not identify any impairment.

Public and Private Warrants

The Company evaluated the public and private warrants under Accounting Standards Codification ("ASC") 815-40, *Derivatives and Hedging—Contracts in Entity's Own Equity*, and concluded that they do not meet the criteria to be classified as equity (deficit) in the Consolidated Statements of Financial Condition. Specifically, the exercise of the public and private warrants may be settled in cash upon the occurrence of a tender offer or exchange that involves 50% or more of the Company's Class A shareholders. Because such a tender offer may not result in a change in control and trigger cash settlement and the Company does not control the occurrence of such event, the Company concluded that the public warrants and private warrants do not meet the conditions to be classified as equity (deficit) in the Consolidated Statements of Financial Condition. Since the public and private warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities in the Consolidated Statements of Financial Condition at fair value upon the closing of the Transaction in accordance with ASC 820, Fair Value Measurement, with subsequent changes in their respective fair values recorded in the change in fair value of warrant liabilities within the Consolidated Statements of Income at each reporting date.

Noncontrolling Interests

For entities that are consolidated, but not 100% owned, a portion of the income or loss and equity is allocated to owners other than the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included within noncontrolling interests in the Consolidated Financial Statements.

Noncontrolling interests is presented as a separate component of equity (deficit) in the Consolidated Statements of Financial Condition. Net income includes the net income attributable to the holders of noncontrolling interests in the Consolidated Statements of Income. Profits and losses, other than profit interest expense, are allocated to noncontrolling interest in proportion to their relative ownership interests regardless of their basis.

Revenue Recognition

Contracts which earn the Company management fees and incentive fees are evaluated as contracts with customers under ASC 606 for the services further described below. Under ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies its performance obligation.

Management Fees

Management Fees

The Company earns management fees from providing investment management services to specialized funds and customized separate account clients. Specialized funds are generally structured as partnerships having multiple investors. Separate account clients may be structured using an affiliate-managed entity or may involve an investment management agreement between the Company and a single client. Certain separate account clients may have the Company manage assets both with full discretion over investments decisions as well as without discretion over investment decisions and may also receive access to various other advisory services the firm may provide as part of a single customized service which the Company has determined is a single performance obligation. The Company determined that for specialized funds, the fund is generally considered to be the customer while the individual investor or limited partner is the customer with respect to customized separate accounts. The Company satisfies its performance obligations over time as the services are rendered and the

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

customer simultaneously receives and consumes the benefits of the services as they are performed, using the same time-based measure of progress towards completion.

The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised services to the customer. The Company's management fees attributable to the GCM Funds investing in public market investments consist primarily of fees based on the net asset value of the assets managed. Fees may be calculated on a monthly or quarterly basis as of each subscription date, either in advance or arrears. Investment management fees calculated on a monthly or quarterly basis are primarily based on the assets under management at the beginning or end of such monthly or quarterly period or on average net assets.

The Company's management fees attributable to the GCM Funds investing in longer-term public market investments and private market investments are typically based on limited partner commitments to those funds during an initial commitment or investment period. Following the expiration or termination of such period, the fees generally become based on invested assets or based on invested capital and unfunded deal commitments less returned capital. Management fees are determined quarterly and are more commonly billed in advance based on the management fee rate applied to the management fee base at the end of the preceding quarterly period as defined in the respective contractual agreements.

Management fees are a form of variable consideration as the basis for the management fee fluctuates over the life of the contract, therefore, management fees are constrained and not recognized until it is probable that a significant reversal will not occur.

Certain operating agreements limit the expenses a fund bears to a percentage of the market value of the assets managed. The Company is required to reimburse the customer for such exceeded amounts (which the Company may be entitled to recoup in subsequent periods if expenses are sufficiently below the limit). The Company records these amounts as adjustments to the transaction price, which are reflected within management fees in the Consolidated Statements of Income.

Certain GCM Fund agreements contain a management fee schedule that simulates the pattern of a fee based on invested capital that increases over the investment period and decreases over the life of the fund. In those circumstances, the Company satisfies its performance obligations over time as the services are rendered and records as revenue the amounts it is entitled to invoice for the applicable quarter for which services have been rendered.

Certain agreements contain a requirement to return management fees for commitments left unfunded at the termination of the GCM Fund's life. The Company defers a portion of the fees collected that it views as probable of being required to return based on the Company's investing experience and records this accrual as deferred revenue within accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Fund Expense Reimbursement Revenue

The Company incurs certain costs, primarily related to accounting, client reporting, investment-decision making and treasury-related expenditures, for which it receives reimbursement from the GCM Funds in connection with its performance obligations to provide investment management services. The Company concluded it controls the services provided and resources used before they are transferred to the customer and therefore is a principal. Accordingly, the reimbursement for these costs incurred by the Company are presented on a gross basis within management fees and the related costs within general, administrative and other in the Consolidated Statements of Income with any outstanding amounts recorded within due from related parties in the Consolidated Statements of Financial Condition. Expense reimbursements are recognized at a point in time, in the periods during which the related expenses are incurred and the reimbursements are contractually earned.

The Company may pay on behalf of and seek reimbursement from GCM Funds for professional fees and administrative or other fund expenses that the Company arranges for the GCM Funds. The Company concluded that the nature of its promise is to arrange for the services to be provided and it does not control the services provided by third parties before they are transferred to the customer. As a result, the Company is acting in the capacity of an agent to the GCM Funds. Accordingly, outstanding amounts related to these disbursements are recorded within due from related parties in the Consolidated Statements of Financial Condition.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Incentive Fees

Incentive fees consists of performance based incentive fees in the form of performance fees and carried interest.

Performance Fees

The Company may receive performance fees from certain GCM Funds investing in public market investments. Performance fees are typically a fixed percentage of investment gains, subject to loss carryforward provisions that require the recapture of any previous losses before any performance fees can be earned in the current period. Performance fees may or may not be subject to a hurdle or a preferred return, which requires that clients earn a specified minimum return before a performance fee can be assessed. With the exception of certain GCM Funds, these performance fees are determined based upon investment performance at the end of a specified measurement period, generally the end of the calendar year. Certain GCM Funds have performance measurement periods extending beyond one year.

Investment returns are highly susceptible to market factors, judgments and actions of third parties that are outside of the Company's control. Accordingly, performance fees are considered variable consideration and are therefore constrained and not recognized as revenue until it is probable that a significant reversal will not occur. In the event a client redeems from one of the GCM Funds prior to the end of a measurement period, any accrued performance fee is ordinarily due and payable by such redeeming client as of the date of the redemption.

Carried Interest

Carried interest is a performance-based capital allocation from a fund's limited partners earned by the Company in certain GCM Funds invested in longer-term public market investments and private market investments. Carried interest is typically calculated as a percentage of the profits calculated in accordance with the terms of fund agreements at rates that range between 2.5%-20% after returning invested capital, certain fees and a preferred return to the fund's limited partners. Carried interest is ultimately realized when underlying investments distribute proceeds or are sold and therefore carried interest is highly susceptible to market factors, judgments and actions of third parties that are outside of the Company's control. Accordingly, carried interest is considered variable consideration and is therefore constrained and not recognized as revenue until it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Agreements generally include a clawback provision that, if triggered, would require the Company to return up to the cumulative amount of carried interest distributed, typically net of tax, upon liquidation of those funds, if the aggregate amount paid as carried interest exceeds the amount actually due based upon the aggregate performance of each fund. The Company has defined the portion to be deferred as the amount of carried interest, typically net of tax, that the Company would be required to return if all remaining investments had no value as of the end of each reporting period. As of December 31, 2022 and December 31, 2021, deferred revenue relating to constrained realized carried interest of $6.5 million and $6.6 million respectively, was recorded within accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

Other Operating Income

Other operating income primarily consists of administrative fees from certain private investment vehicles that the Company does not manage or advise. The Company satisfies its performance obligations over time as the services are rendered and the customer simultaneously receives and consumes the benefits of the services as they are performed, using the same time-based measure of progress towards completion.

Distribution Relationships

The Company has entered into a number of distribution relationships with financial services firms to assist it in developing and servicing its client base. These relationships are non-exclusive and generally enable the Company to have direct contact with major clients.

Management and incentive fee revenue in the Consolidated Statements of Income is recorded on a gross basis. Expenses pursuant to the revenue sharing arrangements in connection with these distribution agreements of $5.7 million, $6.9 million and

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

$7.8 million for the years ended December 31, 2022, 2021 and 2020, respectively, were recorded within general, administrative and other in the Consolidated Statements of Income.

Employee Compensation and Benefits

Cash-based Employee Compensation and Benefits

The Company compensates its employees through the cash payment of both a fixed component ("base salary") and a variable component ("bonus"). Base salary is recorded on an accrual basis over each employee's period of service. Bonus compensation is determined by the Company's management and is generally discretionary taking into consideration, among other things, the financial results of the Company, as well as the employee's performance.

Cash-based Incentive Fee Related Compensation

Incentive fee compensation consists of discretionary compensation accrued and paid annually based on the Company's share of incentive fee revenue.

Carried Interest Compensation

Certain employees and former employees are entitled to a portion of the carried interest realized from certain GCM Funds, which generally vest over a multi-year period and are payable upon a realization of the carried interest. Accordingly, carried interest resulting from a realization event gives rise to the incurrence of an obligation. Amounts payable under these arrangements are recorded within employee compensation and benefits when they become probable and reasonably estimable.

For certain GCM Funds, realized carried interest is subject to clawback. Although the Company defers the portion of realized carried interest not meeting the criteria for revenue recognition, accruing an expense for amounts due to employees and former employees is based upon when it becomes probable and reasonably estimable that carried interest has been earned and therefore a liability has been incurred. As a result, the recording of an accrual for amounts due to employees and former employees generally precedes the recognition of the related carried interest revenue. The Company withholds a portion of the amounts due to employees and former employees as a reserve against contingent repayments to the GCM Funds. As of December 31, 2022 and 2021, an accrual of $13.3 million and $13.5 million, respectively, relating to amounts withheld was recorded within employee related obligations in the Consolidated Statements of Financial Condition.

Other Non-cash Compensation

The Company has established deferred compensation programs for certain employees and accrues deferred compensation expense ratably over the related vesting schedules, recognizing an increase or decrease in compensation expense based on the performance of certain GCM Funds. In addition, the Company has granted compensation awards to employees that represent investments that will be made in GCM Funds on behalf of the employees and were compensation for past services that were fully vested upon the award date. Compensation expense related to deferred compensation and other awards are included within employee compensation and benefits in the Consolidated Statements of Income.

Partnership Interest-Based Compensation

Various individuals, including current and former employees of the Company ("Recipients"), have been awarded partnership interests in Holdings, Holdings II and Management LLC. These partnership interests either (a) grant the Recipients the right to certain cash distributions of profits from Holdings, Holdings II and Management LLC to the extent such distributions are authorized or (b) transfer equity ownership between certain existing employee members of the GCMH Equityholders.

A partnership interest award is accounted for based on its substance. A partnership interest award that is in substance a profit-sharing arrangement or performance bonus would generally not be within the scope of the stock-based compensation guidance and would be accounted for under the guidance for deferred compensation plans, similar to a cash bonus. However, if the arrangement has characteristics more akin to the risks and rewards of equity ownership, the arrangement would be accounted for under stock-based compensation guidance. Since payments or settlements of partnership interest awards are made

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

by GCMH Equityholders, the Company records a non-cash profits interest compensation charge and an offsetting deemed contribution to equity (deficit).

The Company analyzes awards granted to Recipients at the time they are granted or modified. Awards that are in substance a profit-sharing arrangement in which rights to distributions of profits are based fully on the discretion of the managing member of Holdings, Holdings II and Management LLC, are recorded within employee compensation and benefits in the Consolidated Statements of Income when Holdings, Holdings II or Management LLC makes distributions to the Recipients. Awards that are in substance stock-based compensation are recorded within employee compensation and benefits on a straight-line basis over the service period based on the grant date fair value of the equity awards. Profit-sharing arrangements that contain a stated target payment are recognized as partnership interest-based compensation expense equal to the present value of expected future payments on a straight-line basis over the service period. Any such expense previously recorded is reversed if the target amount is canceled or forfeited or if the required service period is not provided.

Equity-Based Compensation

The Company accounts for grants of equity-based awards, including restricted stock units ("RSUs"), at fair value as of the grant date. Each RSU represents the right to receive payment in the form of one share of Class A common stock or an amount equal to the market value of one share of Class A common stock. Holders of unvested RSUs do not have the right to vote with the underlying shares of Class A common stock, but are generally entitled to accrue dividend equivalents, which are generally paid in cash when such RSUs are delivered. The Company recognizes compensation expense attributable to these grants on a straight-line basis over the requisite service period, which is generally the vesting period. Expenses related to grants of equity-based awards are recorded within employee compensation and benefits in the Consolidated Statements of Income and within additional paid-in capital and noncontrolling interests in GCMH in the Consolidated Statements of Financial Condition. The grant-date fair value of RSUs is determined by the closing stock price on the grant date. Awards the Company intends to settle in cash as of the balance sheet date are classified as liabilities within employee related obligations in the Consolidated Statements of Financial Condition and are subsequently remeasured to the closing stock price as of each reporting date through either the payment date or the date that the Company no longer intends to settle in cash, with the changes in fair value recorded within employee compensation and benefits in the Consolidated Statements of Income. Forfeitures of equity-based awards are recognized as they occur. See Note 14 for additional information regarding the Company's equity-based compensation.

Derivative Instruments

Derivative instruments enable the Company to manage its exposure to interest rate risk. The Company generally does not engage in derivative or hedging activities, except to hedge interest rate risk on floating rate debt, as described in Note 16.

Derivatives are recognized in the Consolidated Statements of Financial Condition at fair value.

In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. At inception, the Company documents all relationships between derivatives designated as hedging instruments and hedged items, the risk management objectives and strategies for undertaking various hedge transactions, the method of assessing hedge effectiveness, and, if applicable, why forecasted transactions are considered probable. This process includes linking all derivatives that are designated as hedges of the variability of cash flows that are to be received or paid in connection with either a recognized asset or liability, firm commitment or forecasted transaction ("cash flow hedges") to assets or liabilities in the Consolidated Statements of Financial Condition, firm commitments or forecasted transactions.

The Company generally uses the change in variable cash flows method to assess hedge effectiveness on a quarterly basis. The Company assesses effectiveness on a quarterly basis by evaluating whether the critical terms of the hedging instrument and the forecasted transaction have changed during the period and by evaluating the continued ability of the counterparty to honor its obligations under the contractual terms of the derivative. When the critical terms of the hedging instrument and the forecasted transaction do not match at inception, the Company may use regression or other statistical analyses to assess effectiveness.

For a qualifying cash flow hedge, changes in the fair value of the derivative, to the extent that the hedge is effective, are recorded within accumulated other comprehensive income (loss) in the Consolidated Statements of Financial Condition and are

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

reclassified to interest expense in the Consolidated Statements of Income when the underlying transactions (interest payments) have an impact on earnings.

Provision for Income Taxes

Income taxes are accounted for using the asset and liability method of accounting. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences on differences between the carrying amounts of assets and liabilities and their respective tax basis, using tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is "more-likely-than not" that some portion or all of the deferred tax assets will not be realized. The realization of the deferred tax assets is dependent on the amount of the Company's future taxable income.

The Company recognizes interest and penalties related to the underpayment of income taxes, including those resulting from the late filing of tax returns as general, administrative and other expenses in the Consolidated Statements of Income. The Company has not incurred a significant amount of interest or penalties in any of the periods presented.

GCMH is treated as a partnership for U.S. federal income tax purposes, and is subject to various state and local taxes. GCMH Equityholders, as applicable, are taxed individually on their share of the earnings; therefore, the Company does not record a provision for federal income taxes on the GCMH Equityholders' share of the earnings. The Company is subject to U.S. federal, applicable state corporate and foreign income taxes, including with respect to its allocable share of any taxable income of GCMH following the Transaction.

Inflation Reduction Act

On August 16, 2022, the Inflation Reduction Act (the "IRA") was signed into law. The IRA contains a number of tax related provisions including a 15% minimum corporate income tax on certain large corporations as well as a 1% excise tax on stock repurchases. The Company is in the process of evaluating the potential future impacts of the IRA and while it does not expect a material impact from this legislation on its Consolidated Financial Statements, it will continue to review and monitor any additional guidance provided by the Internal Revenue Service.

Tax Receivable Agreement

In connection with the Transaction as described in Note 3, GCMG entered into a Tax Receivable Agreement with the GCMH Equityholders that will provide for payment by GCMG to the GCMH Equityholders of 85% of the amount of the tax savings, if any, that GCMG realizes (or, under certain circumstances, is deemed to realize) as a result of, or attributable to, (i) increases in the tax basis of assets owned directly or indirectly by GCMH or its subsidiaries from, among other things, any redemptions or exchanges of GCMH common shares (ii) existing tax basis (including amortization deductions arising from such tax basis) in intangible assets owned directly or indirectly by GCMH and its subsidiaries, and (iii) certain other tax benefits (including deductions in respect of imputed interest) related to GCMG making payments under the Tax Receivable Agreement.

Earnings (Loss) Per Share

The Company determines earnings (loss) per share in accordance with ASC 260, *Earnings Per Share*. The two-class method of computing earnings (loss) per share is required for entities that have participating securities. The Company's Class C Common Stock has no economic interest in the earnings of the Company and the Company's outstanding RSUs do not receive nonforfeitable dividends. As a result, the two-class method is not applicable.

The Company computes basic earnings (loss) per share by dividing net income (loss) attributable to GCMG by the weighted average number of shares outstanding for the applicable period. When calculating diluted earnings (loss) per share, the Company applies the treasury stock method and if-converted method, as applicable, to the warrants, the exchangeable common units of the Partnership and the RSUs to determine the diluted net income (loss) attributable to GCMG and the dilutive weighted-average common units outstanding.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Transaction Expenses

Legal fees and other costs that were determined to be direct and incremental to the Transaction as described in Note 3, were recorded to stockholders' equity/partners' and member's capital (deficit) as a reduction to additional paid-in capital in the Consolidated Statements of Financial Condition. Other fees associated with the Transaction as described in Note 3, that were not direct and incremental were recorded to general, administrative and other in the Consolidated Statements of Income.

Comprehensive Income

Comprehensive income consists of net income (loss) and other comprehensive income (loss). The Company's other comprehensive income (loss) is comprised of unrealized gains and losses on cash flow hedges and foreign currency translation adjustments.

Segments

Management has determined the Company consists of a single operating and reportable segment, consistent with how the chief operating decision maker allocates resources and assesses performance. Revenues and long-lived assets attributed to locations outside of the United States ("U.S.") are immaterial.

Concentration

The Company has a client base that is diversified across a range of different types of institutional clients and non-institutional clients. The institutional client base consists primarily of public, corporate and Taft-Hartley pension funds as well as banks, insurance companies, sovereign entities, foundations and endowments. The client base is also geographically diversified with concentrations in North America, Asia, the Middle East and Europe.

Recently Issued Accounting Standards

Recently Issued Accounting Standards - Adopted in Current Reporting Period

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases (Topic 842)*, which requires that operating leases be recorded as assets and liabilities in the statement of financial position, among other changes. The amendments in this ASU are effective for public business entities for annual reporting periods beginning after December 15, 2018. On June 3, 2020, the FASB extended the adoption date for all other entities to annual periods beginning after December 15, 2021, and interim periods within annual periods beginning after December 15, 2022, with early adoption permitted. The Company adopted this standard on January 1, 2022 on a prospective basis. Adoption increased both the Company's assets and liabilities for the recorded lease ROU and lease liability, with no material impact to the Company's Consolidated Statements of Income as expense for operating leases continues to be recognized on a straight-line basis. The Company elected to apply practical expedients provided in the guidance to not reassess: (1) whether expired or existing contracts are or contain leases, (2) existing lease classification and (3) initial direct costs. On adoption, the Company recognized approximately $16 million of lease ROU assets and approximately $21 million of lease liabilities related to its operating leases in its Consolidated Financial Statements, including approximately $5 million that was reclassified from accrued rent (included in accrued expenses and other liabilities in the Consolidated Statements of Financial Condition as of December 31, 2021) to lease liabilities.

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*, which modifies ASC 740 to simplify the accounting for income taxes. The guidance, among other changes, (i) provides a policy election to not allocate consolidated income taxes when a member of a consolidated tax return is not subject to income tax and (ii) provides guidance to evaluate whether a step-up in tax basis of goodwill relates to a business combination in which book goodwill was recognized or a separate transaction. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Company deferred adoption until the guidance is effective for non-public entities, as the Company currently qualifies as an EGC and has elected to take advantage of the extended transition period afforded to EGCs as it applies to the adoption of new accounting standards. The method of adoption varies for the updates included in the ASU. The

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Company's adoption of the standard on December 31, 2022 did not have a material impact on the Consolidated Financial Statements.

Recently Issued Accounting Standards – To be Adopted in Future Periods

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments — Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments*. ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss ("CECL") model to estimate its lifetime "expected credit loss" and record an allowance that presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in more timely recognition of credit losses. ASU 2016-13 also requires new disclosures for financial assets measured at amortized cost, loans and available-for-sale debt securities. This guidance is for public business entities that are an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, with fiscal years beginning after December 15, 2019. On March 9, 2020, the FASB extended the adoption date for all other entities to annual periods beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard on January 1, 2023 on a prospective basis. Adoption did not have a material impact on the Consolidated Financial Statements.

3. Business Combination

On November 17, 2020, the Company consummated a business combination pursuant to the definitive Transaction Agreement dated as of August 2, 2020, by and among CFAC, IntermediateCo, CF Finance Holdings, LLC (the "CF Sponsor"), Holdings, Management LLC, Holdings II, GCMH GP, L.L.C. ("GCMHGP LLC"), GCM V, LLC ("GCM V") and the Company (the "Transaction"). The Transaction was treated as a transaction between entities under common control.

Following the consummation of the Transaction, GCMG indirectly holds general partnership and limited partnership interests in GCMH. The structure of the Transaction is an "Up-C" structure with the owners of GCMH retaining their ownership in GCMH.

On the date of the Transaction, the Company recorded a liability related to the public and private warrants of $31.2 million, with offsetting entries to retained earnings and noncontrolling interests in GCMH, as applicable, in the Consolidated Statements of Financial Condition for the year ended December 31, 2020.

In conjunction with the Transaction, the Company incurred approximately $11.6 million of transaction expenses, which were recorded within general, administrative and other expense in the Consolidated Statements of Income for the year ended December 31, 2020.

4. Mosaic Transaction

Prior to Amendment and Exercise of Mosaic Call Right

Effective January 1, 2020, the Partnership and several subsidiaries, (collectively, the "Seller") entered into a Purchase and Sale Agreement ("Agreement") and issued certain limited partnership interests in several subsidiaries ("Carry Plan Entities") to Mosaic Acquisitions 2020, L.P. ("Mosaic"). In addition, Mosaic also acquired the rights to receive a percentage of carried interest from certain GCM Funds and agreed to provide additional funding under certain circumstances up to a maximum amount as defined in the Agreement (collectively, the "Mosaic Transaction"). Mosaic issued Class A and Class B equity interests to GCMH, Holdings and Mosaic Feeder, L.P. ("Mosaic Feeder"). The Partnership served as the general partner of Mosaic, which was consolidated as the Partnership holds a controlling financial interest in Mosaic. Mosaic Feeder was beneficially owned by Lakeshore Investments GP, LLC ("Lakeshore"), a related party, and an unaffiliated third-party investor ("Mosaic Counterparty") and was not consolidated. The consideration transferred by Mosaic Counterparty to the Seller for the interests acquired was $125.4 million. In addition, the Seller received an additional $48.0 million to fund future investment commitments. Additionally, the Seller could be required to pay additional amounts as long as Mosaic Feeder has an ownership interest in the transferred interests ("Potential Payments") based on cash flow up to the relevant dates as defined in the Agreement that could total up to a maximum of $19.9 million, which was broken down as a maximum of $4.9 million on December 31, 2020, $7.5 million on December 31, 2021 and $7.5 million on December 31, 2022. GCMH made a payment of $4.9 million on December 31, 2020. Such amounts were eligible to be reduced (not below zero) by exceeding certain

(In thousands, except share amounts and where otherwise noted)

cumulative distribution thresholds at each relevant date. In addition, any such amounts paid to Mosaic would also reduce, on a dollar-for-dollar basis, the purchase price payable upon exercise of the Put Option.

On December 31, 2020, the Company paid $2.6 million to Mosaic Feeder for the right, but not the obligation, to require Mosaic Feeder to sell to GCMH all of the Class A and Class B equity interests held by Mosaic Feeder in Mosaic (the "Mosaic Call Right") for a purchase price equal to the greater of 1.3x its investment or a 12% internal rate of return on its investment.

Further, Mosaic Counterparty had the right, but not the obligation, to require the Partnership to acquire all of the Class A and Class B Interests held by Mosaic Feeder in Mosaic (the "Put Option") for a purchase price equal to Mosaic Counterparty receiving the greater of 1.3x of its investment or a 12% internal rate of return on its investment (the "Put Price"). The Put Option could only be exercised if a Triggering Event as defined in the Agreement occurred, which management had deemed to be remote. If the Partnership declined to pay the Put Price, Mosaic Counterparty may either step in and act as the general partner of Mosaic and control Mosaic until Mosaic Counterparty recoups the Put Price or effect a transfer of the underlying assets of Mosaic to Mosaic Counterparty.

Management determined that the Mosaic Transaction should be evaluated under the guidance in ASC 810 and concluded that Mosaic was accounted for as a VIE. The Partnership was deemed the primary beneficiary and therefore consolidated Mosaic. In addition, the Partnership concluded that the Put Option was embedded in an equity host contract but did not meet the net settlement criterion of an embedded derivative and therefore no separate accounting was required. However, as the Put Option was not solely within the control of the Partnership, the noncontrolling interest related to Mosaic had been classified as mezzanine equity.

Amendment and Exercise of Mosaic Call Right

The terms of the Mosaic Call Right were amended and the purchase price was reduced to 1.225x the investment for the period through July 15, 2021 in exchange for the Company bearing certain interim funding costs of Mosaic Feeder. On July 2, 2021, GCMH exercised the amended Mosaic Call Right to purchase the interest in Mosaic for a net purchase price of $165.0 million inclusive of distributions through the closing date but net of $19.5 million of consolidated Mosaic cash to fund investments and option premiums. GCMH's purchase resulted in the interest previously held by Mosaic Counterparty no longer being accounted for as a redeemable noncontrolling interest of the Company following July 2, 2021. As the Company continues to consolidate Mosaic, the transaction was accounted for as an equity transaction without a change in control at the July 2, 2021 net carrying value, including associated tax impacts. As a result, $14.0 million was recorded as a reduction to additional paid-in capital and $47.5 million was recorded as a reduction to noncontrolling interests in GCMH on the Company's Consolidated Statements of Equity (Deficit) for the year ended December 31, 2021.

5. Revenues

For the years ended December 31, 2022, 2021 and 2020, management fees and incentive fees consisted of the following:

	Year Ended December 31,		
Management fees	**2022**	**2021**	**2020**
Management fees, net	$ 356,401	$ 340,844	$ 302,339
Fund expense reimbursement revenue	10,841	10,372	8,406
Total management fees	$ 367,242	$ 351,216	$ 310,745

	Year Ended December 31,		
Incentive fees	**2022**	**2021**	**2020**
Performance fees	$ 2,623	$ 51,947	$ 52,726
Carried interest	72,544	121,906	58,924
Total incentive fees	$ 75,167	$ 173,853	$ 111,650

(In thousands, except share amounts and where otherwise noted)

The Company recognized revenues during the years ended December 31, 2022, 2021 and 2020 of $0.4 million, $2.3 million and $3.6 million, respectively, that were previously received and deferred at the beginning of the respective periods.

6. Investments

Investments consist of the following:

	As of December 31, 2022	As of December 31, 2021
Equity method investments	$ 213,776	$ 214,153
Other investments	10,194	12,192
Total investments	$ 223,970	$ 226,345

As of December 31, 2022 and 2021, the Company held investments of $224.0 million and $226.3 million, respectively, of which $64.9 million and $88.0 million were owned by noncontrolling interest holders, respectively. Future net income (loss) and cash flow from investments held by noncontrolling interest holders will not be attributable to the Company.

Equity Method Investments

The summarized financial information of the Company's equity method investments is as follows:

	As of December 31, 2022	As of December 31, 2021
Total Assets	$ 40,326,304	$ 39,496,147
Total Liabilities	$ 1,655,742	$ 1,340,239
Total Equity	$ 38,670,562	$ 38,155,908

	Year Ended December 31, 2022	2021	2020
Investment income	$ 109,180	$ 195,613	$ 71,613
Expenses	304,908	293,729	249,401
Net investment loss	(195,728)	(98,116)	(177,788)
Net realized and unrealized gain	1,108,471	8,441,314	2,423,252
Net income	$ 912,743	$ 8,343,198	$ 2,245,464

The Company evaluates each of its equity method investments to determine if any were significant as defined by the SEC. As of December 31, 2022 and 2021 and for the years then ended, no individual equity method investment held by the Company met the significance criteria. As such, the Company is not required to present separate financial statements for any of its equity method investments.

Other Investments

See Note 7 for fair value disclosures of certain investments held within other investments.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share amounts and where otherwise noted)

7. Fair Value Measurements

The following table summarizes the Company's assets and liabilities measured at fair value on a recurring basis and level of inputs used for such measurements as of December 31, 2022 and 2021:

	Fair Value as of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 36,240	$ —	$ —	$ 36,240
Other investments	—	—	10,007	10,007
Total assets	$ 36,240	$ —	$ 10,007	$ 46,247
Liabilities				
Public warrants	$ 7,386	$ —	$ —	$ 7,386
Private warrants	—	—	475	475
Interest rate derivatives	—	6,473	—	6,473
Total liabilities	$ 7,386	$ 6,473	$ 475	$ 14,334

	Fair Value as of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 27,209	$ —	$ —	$ 27,209
Interest rate derivatives	—	2,695	—	2,695
Other investments	—	—	11,010	11,010
Total assets	$ 27,209	$ 2,695	$ 11,010	$ 40,914
Liabilities				
Public warrants	$ 29,397	$ —	$ —	$ 29,397
Private warrants	—	—	1,584	1,584
Total liabilities	$ 29,397	$ —	$ 1,584	$ 30,981

Money Market Funds

Money market funds are valued using quoted market prices and are included in cash and cash equivalents in the Consolidated Statements of Financial Condition.

Interest Rate Derivatives

Management determines the fair value of its interest rate derivative agreements based on the present value of expected future cash flows based on observable future LIBOR rates applicable to each swap contract using linear interpolation, inclusive of the risk of non-performance, using a discount rate appropriate for the duration. See Note 16 for additional information regarding interest rate derivatives.

Other Investments

Investments in the subordinated notes of a structured alternatives investment solution are not publicly traded and are classified as Level 3. Management determines the fair value of these other investments using a discounted cash flow analysis ("Cash Flow Analysis"). The position was classified as Level 3 as of December 31, 2022 and December 31, 2021 because of the use of significant unobservable inputs in the Cash Flow Analysis as follows:

(In thousands, except share amounts and where otherwise noted)

Significant Unobservable Inputs[1]	December 31, 2022 Range	December 31, 2022 Weighted Average	December 31, 2021 Range	December 31, 2021 Weighted Average	Impact to Valuation from an Increase in Input[2]
Discount rate[3]	25.5% - 26.5%	26.0 %	25.0 %	N/A	Decrease
Expected term (years)	10 – 15	N/A	10 – 15	N/A	Decrease
Expected return – liquid assets[4]	2.0% - 6.0%	5.0 %	3.0% - 7.0%	4.9 %	Increase
Expected total value to paid in capital – private assets[5]	1.32x – 2.40x	1.85x	1.20x – 2.65x	1.90x	Increase

____

(1) In determining these inputs, management considers the following factors including, but not limited to, liquidity, estimated yield, capital deployment, diversified multi-strategy appreciation, expected net multiple of investment capital across Private Assets investments, annual operating expenses, as well as investment guidelines such as concentration limits, position size, and investment periods.

(2) Unless otherwise noted, this column represents the directional change in fair value of the Level 3 investments that would result from an increase to the corresponding unobservable input. A decrease to the unobservable input would have the opposite effect.

(3) The discount rate was based on the relevant benchmark rate, spread, and yield migrations on related securitized assets.

(4) Inputs were weighted based on actual and estimated expected return included in the range.

(5) Inputs were weighted based on the actual and estimated commitments to the respective private asset investments included in the range.

The resulting fair values of $10.0 million and $11.0 million were recorded within investments in the Consolidated Statements of Financial Condition as of December 31, 2022 and December 31, 2021, respectively.

The following table presents changes in Level 3 assets measured at fair value for the years ended December 31, 2022 and December 31, 2021.

	Year Ended December 31, 2022	Year Ended December 31, 2021
Balance at beginning of period	$ 11,010	$ —
Purchases	—	11,010
Change in fair value	(1,003)	—
Balance at end of period	$ 10,007	$ 11,010

Public Warrants

The public warrants are valued using quoted market prices on the Nasdaq Stock Market LLC under the ticker GCMGW.

Private Warrants

The private warrants were classified as Level 3 as of December 31, 2022 and 2021 because of the use of significant unobservable inputs in the valuation, however the overall private warrant valuation and change in fair value are not material to the Consolidated Financial Statements.

The valuations for the private warrants were determined to be $0.53 and $1.76 per unit as of December 31, 2022 and 2021, respectively. The resulting fair values of $0.5 million and $1.6 million were recorded within warrant liabilities in the Consolidated Statements of Financial Condition as of December 31, 2022 and 2021, respectively. During the year ended December 31, 2021, 1,800,000 private warrants were transferred between external third-parties and converted to public warrants upon transfer. See Note 10 for additional information regarding the warrant activity.

(In thousands, except share amounts and where otherwise noted)

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2022 and 2021:

	Year Ended December 31,	
	2022	2021
Balance at beginning of period	$ (1,584)	$ (6,372)
Transfer out of Level 3	—	2,952
Change in fair value	1,109	1,836
Balance at end of period	$ (475)	$ (1,584)

8. Intangible Assets

Intangible assets, net consist of the following:

	As of December 31, 2022		
	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:			
Investment management contracts	$ 36,190	$ (36,190)	$ —
Customer relationships	23,518	(19,578)	3,940
Technology	2,030	(2,030)	—
Other	620	(620)	—
	$ 62,358	$ (58,418)	$ 3,940

	As of December 31, 2021		
	Gross carrying amount	Accumulated amortization	Net carrying amount
Subject to amortization:			
Investment management contracts	$ 36,190	$ (35,981)	$ 209
Customer relationships	23,518	(17,471)	6,047
Technology	2,030	(2,030)	—
Other	620	(620)	—
	$ 62,358	$ (56,102)	$ 6,256

Amortization expense of $2.3 million, $2.3 million and $7.5 million was recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

The following approximates the future estimated amortization expense relating to intangible assets:

Year Ended December 31,	
2023	$ 1,314
2024	1,313
2025	1,313
2026	—
2027	—
Thereafter	—

(In thousands, except share amounts and where otherwise noted)

9. Equity

Subsequent to the Transaction as described in Note 3, the Company had one class of preferred stock authorized, three classes of common stock authorized: Class A common stock, Class B common stock and Class C common stock, and warrants. See Note 10 for additional information regarding the warrants. Holders of Class A common stock and Class C common stock vote together as a single class on all matters submitted to the stockholders for their vote or approval, except as required by applicable law.

Preferred Stock

The Company is authorized to issue 100,000,000 shares of preferred stock with a par value of $0.0001 per share. Voting and other rights and preferences may be determined from time to time by the Company's Board of Directors. As of December 31, 2022 and 2021, there were no shares of preferred stock issued or outstanding.

Class A Common Stock

Holders of Class A common stock are entitled to one vote for each share on all matters submitted to the stockholders for their vote or approval. Additionally, holders of shares of Class A common stock are entitled to receive dividends as and if declared by the Board of Directors out of legally available funds.

Class B Common Stock

Holders of Class B common stock are not entitled to any votes on any matter that is submitted to a vote by the Company's stockholders, except as required by Delaware law. Delaware law would permit holders of Class B common stock to vote, with one vote per share, on a matter if it were to (i) change the par value of the Class B common stock or (ii) amend the Charter to alter the powers, preferences, or special rights of the Class B common stock as a whole in a way that would adversely affect the holders of Class B common stock. Holders of shares of Class B common stock are entitled to receive dividends as and if declared by the Board of Directors out of legally available funds. As of December 31, 2022 and 2021, no shares of Class B common stock have been issued.

Class C Common Stock

Holders of Class C common stock are entitled to carry up to 10 votes per share and represent no more than 75% of the voting power of the total voting stock. Holders of Class C common stock do not have any right to receive dividends other than stock dividends consisting of shares of Class C common stock, paid proportionally with respect to each outstanding share of Class C common stock.

Shares of Class C common stock are cancelled upon a sale or transfer of Class A common stock received as a result of any redemption or exchange of GCMH common units outstanding to any person that is not the Chairman of the Board and Chief Executive Officer of the Company or GCMH Equityholders (or affiliate or owner) as of November 17, 2020. Additionally, shares of Class C common stock are cancelled if there happens to be a redemption or exchange of a common unit for cash.

The GCMH Equityholders may from time to time cause GCMH to redeem any or all of their GCMH common units in exchange, at the Company's election, for either cash (based on the market price for a share of the Class A common stock) or shares of Class A common stock.

Shares of Class A common stock, Class B common stock and Class C common stock are not subject to any conversion right.

Shares of Common Stock Outstanding

The following table shows a rollforward of the common stock outstanding for the years ended December 31, 2022 and 2021:

(In thousands, except share amounts and where otherwise noted)

	Class A common stock	Class B common stock	Class C common stock
December 31, 2020	40,835,093	—	144,235,246
Exercise of warrants	1,794,003	—	—
Net shares delivered for vested RSUs	1,413,724	—	—
Repurchase of Class A shares	(78,730)	—	—
December 31, 2021	43,964,090	—	144,235,246
Exercise of warrants	30	—	—
Net shares delivered for vested RSUs	1,120,432	—	—
Repurchase of Class A shares	(3,278,337)	—	—
December 31, 2022	41,806,215	—	144,235,246

As of December 31, 2022, 154,603 RSUs were vested, but not yet delivered, and are therefore not yet included in outstanding Class A common stock.

Dividends

Dividends are reflected in the Consolidated Statements of Equity (Deficit) when declared by the Board of Directors. The table below summarizes dividends declared during 2022 and 2021:

Declaration Date	Record Date	Payment Date	Dividend per Common Share
January 4, 2021	March 1, 2021	March 15, 2021	$0.06
February 25, 2021	June 1, 2021	June 15, 2021	$0.08
August 6, 2021	September 1, 2021	September 15, 2021	$0.09
November 8, 2021	December 1, 2021	December 15, 2021	$0.10
Total dividends paid per share, year ended December 31, 2021			$0.33
February 10, 2022	March 1, 2022	March 15, 2022	$0.10
May 5, 2022	June 1, 2022	June 15, 2022	$0.10
August 8, 2022	September 1, 2022	September 15, 2022	$0.10
November 7, 2022	December 1, 2022	December 15, 2022	$0.11
Total dividends paid per share, year ended December 31, 2022			$0.41

Dividend equivalent payments of $1.4 million and $1.0 million were accrued for holders of RSUs for the years ended December 31, 2022 and 2021, respectively. Distributions to partners represent distributions made to GCMH Equityholders.

Stock Repurchase Plan

On August 6, 2021, GCMG's Board of Directors authorized a stock repurchase plan of up to an aggregate of $25.0 million, excluding fees and expenses, which may be used to repurchase shares of the Company's outstanding Class A common stock and warrants to purchase shares of Class A common stock. Class A common stock and warrants may be repurchased from time to time in open market transactions, in privately negotiated transactions, including with employees or otherwise, pursuant to the requirements of Rule 10b5-1 and Rule 10b-18 of the Exchange Act, as well as to retire (by cash settlement or the payment of tax withholding amounts upon net settlement) equity-based awards granted under our 2020 Incentive Award Plan (and any successor plan thereto), with the terms and conditions of these repurchases depending on legal requirements, price, market and economic conditions and other factors. The Company is not obligated under the terms of the plan to repurchase any of its Class A common stock or warrants, the program has no expiration date, and the Company may suspend or terminate the program at any time without prior notice. Any shares of Class A common stock and any warrants repurchased as part of this program will be canceled. On February 10, May 5, and November 7, 2022, GCMG's Board of Directors made increases to its stock repurchase authorization for shares and warrants. The increases of $20.0 million on

(In thousands, except share amounts and where otherwise noted)

February 10, 2022 and May 5, 2022 and of $25.0 million on November 7, 2022 increased the total authorization to $45.0 million, $65.0 million and $90.0 million as of February 10, May 5, and November 7, 2022, respectively.

During the years ended December 31, 2022 and 2021, the Company is deemed to have repurchased 740,699 and 615,285 shares withheld in connection with the payment of tax liabilities on behalf of employees upon the settlement of vested RSUs for $6.4 million and $6.9 million, respectively, or an average of $8.70 and $11.27 per share, respectively. During the years ended December 31, 2022 and 2021, the Company repurchased 2,812,764 and 681,800 public warrants, to purchase shares of Class A common stock for $2.6 million and $1.3 million, respectively, or an average of $0.91 and $1.87 per warrant, respectively. During the years ended December 31, 2022 and 2021, the Company repurchased on the open market 3,278,337 and 78,730 shares of Class A common stock, respectively, for $26.4 million and $0.9 million, respectively, or an average of $8.05 and $11.26 per share, respectively. As of December 31, 2022, the Company had $45.5 million remaining under the stock repurchase plan.

10. Warrants

Public Warrants

Each public warrant entitles the registered holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A warrant holder may exercise its warrants only for a whole number of shares of Class A common stock. This means that only a whole warrant may be exercised at any given time by a warrant holder. The warrants expire 5 years after the consummation of the Transaction, or earlier upon redemption or liquidation.

The Company may call the warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon not less than 30 days' prior written notice of redemption to each warrant holder; and
- if, the last reported sale price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three trading days before the Company sends the notice of redemption to the warrant holders.

Warrant holders do not have the rights or privileges of holders of Class A common stock and any voting rights until they exercise their warrants and receive shares of Class A common stock. After the issuance of shares of Class A common stock, upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Private Placement Warrants

The private placement warrants (including the Class A common stock issuable upon exercise of the private placement warrants) will not be redeemable by the Company so long as they are held by CF Sponsor, Holdings or their permitted transferees. CF Sponsor, Holdings or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis.

If holders of the private placement warrants elect to exercise them on a cashless basis, they would calculate the exercise price by dividing (x) the number of shares of Class A common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the "fair market value" (defined below) by (y) the average volume weighted average last reported sale price of the Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent (the "fair market value").

The following table shows a rollforward of the public and private warrants outstanding for the years ended December 31, 2022 and 2021:

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

	Public Warrants	Private Warrants	Total
December 31, 2020	20,273,567	2,700,000	22,973,567
Exercises of warrants	(1,794,003)	—	(1,794,003)
Transfer in (out)	1,800,000	(1,800,000)	—
Repurchases	(681,800)	—	(681,800)
December 31, 2021	19,597,764	900,000	20,497,764
Exercises of warrants	(30)	—	(30)
Repurchases	(2,812,764)	—	(2,812,764)
December 31, 2022	16,784,970	900,000	17,684,970

During the years ended December 31, 2022 and 2021, 30 and 1,794,003 public warrants were exercised, respectively, resulting in less than $0.1 million and $20.6 million of proceeds, respectively.

Pursuant to the stock repurchase plan described in Note 9, during the years ended December 31, 2022 and 2021, the Company repurchased 2,812,764 and 681,800 public warrants, respectively, for $2.6 million (or an average of $0.91 per warrant) and $1.3 million (or an average of $1.87 per warrant), respectively.

11. Variable Interest Entities

The Company consolidates certain VIEs in which it is determined that the Company is the primary beneficiary.

The Company holds variable interests in certain entities that are VIEs which are not consolidated, as it is determined that the Company is not the primary beneficiary. The Company's involvement with such entities is generally in the form of direct equity interests in, and fee arrangements with, the entities in which it also serves as the general partner or managing member. The Company evaluated its variable interests in the VIEs and determined it is not considered the primary beneficiary of the entities primarily because it does not have interests in the entities that could potentially be significant. No reconsideration events that caused a change in the Company's consolidation conclusions occurred during either the year ended December 31, 2022 or 2021. As of December 31, 2022 and 2021, the total unfunded commitments from the special limited partner and general partners to the unconsolidated VIEs were $41.1 million and $34.7 million, respectively. These commitments are the primary source of financing for the unconsolidated VIEs.

The following table sets forth certain information regarding the VIEs in which the Company holds a variable interest but does not consolidate. The assets recognized on the Company's Consolidated Statements of Financial Condition relate to the Company's interests in and management fees, incentive fees and third party costs receivables from these non-consolidated VIEs. The Company's maximum exposure to loss relating to non-consolidated VIEs as of December 31, 2022 and 2021 were as follows:

	As of December 31,	
	2022	**2021**
Investments	$ 98,712	$ 104,609
Receivables	11,695	13,554
Maximum exposure to loss	$ 110,407	$ 118,163

The above table includes investments in VIEs which are owned by noncontrolling interest holders of approximately $36.7 million and $50.4 million as of December 31, 2022 and 2021, respectively.

12. Premises and Equipment

A summary of premises and equipment as of December 31, 2022 and 2021 is as follows:

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

	As of December 31,		Estimated
	2022	**2021**	**Useful Lives**
Furniture, fixtures and leasehold improvements	$ 36,481	$ 36,521	3 – 7 years
Office equipment	1,064	1,017	5 years
Computer equipment and software	18,806	18,345	3 – 5 years
Aircraft	1,550	1,550	5 years
Assets in progress	107	—	
Premises and equipment, at cost	58,008	57,433	
Accumulated depreciation and amortization	(53,388)	(52,022)	
Premises and equipment, net	$ 4,620	$ 5,411	

In August 2019, the Company acquired a 12.5% interest in an aircraft which is being amortized over five years. In March 2021, the Company assigned 50% of its interest to Holdings for cash consideration of $1.3 million.

Total depreciation and amortization expense related to premises and equipment of $1.5 million, $1.7 million and $2.3 million was recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

13. Employee Compensation and Benefits

For the years ended December 31, 2022, 2021 and 2020, employee compensation and benefits consisted of the following:

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash-based employee compensation and benefits	$ 160,522	$ 162,901	$ 165,830
Equity-based compensation	30,721	44,190	—
Partnership interest-based compensation	31,811	27,671	172,358
Carried interest compensation	41,920	67,773	34,259
Cash-based incentive fee related compensation	11,001	28,002	11,454
Other non-cash compensation	1,336	3,300	4,564
Total employee compensation and benefits	$ 277,311	$ 333,837	$ 388,465

Partnership Interest in Holdings, Holdings II and Management LLC

Payments and settlements for partnership interest awards to the employees are made by GCMH Equityholders. As a result, the Company records a non-cash profits interest compensation charge and an offsetting deemed contribution to equity (deficit) to reflect the payments or settlements made or owed by the GCMH Equityholders. Since payments or settlements are made by Holdings, Holdings II and Management LLC, the expense that is pushed down to GCMH and the offsetting deemed contribution are each attributed solely to noncontrolling interests in GCMH. Any liability related to the awards is recognized at Holdings, Holdings II or Management LLC as Holdings, Holdings II or Management LLC is the party responsible for satisfying the obligation, and is not shown in the Company's Consolidated Financial Statements. The Company has recorded deemed contributions to equity (deficit) from Holdings, Holdings II and Management LLC of approximately $31.8 million, $27.7 million and $172.4 million for the years ended December 31, 2022, 2021 and 2020, respectively, for partnership interest-based compensation expense which was or will ultimately be paid or settled by Holdings, Holdings II or Management LLC.

The Company has modified awards to certain individuals upon their voluntary retirement or intention to retire as employees. These awards generally include a stated target amount, that upon payment terminates the recipient's rights to future distributions and allows for a lump sum buy-out of the awards, at the discretion of the managing member of Holdings, Holdings II, and Management LLC. The awards are accounted for as partnership interest-based compensation at the fair value of these expected future payments, in the period the employees accepted the offer. Partnership interest-based compensation expense

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

related to award modifications of $6.3 million, $6.3 million and $46.9 million was recognized for the years ended December 31, 2022, 2021 and 2020, respectively.

The liability associated with awards that contain a stated target has been retained by Holdings as of December 31, 2022 and 2021 and is re-measured at each reporting date, with any corresponding changes in liability being reflected as employee compensation and benefits expense of the Company. Certain recipients had unvested stated target payments of $0.0 million, $6.3 million, and $0.0 million as of December 31, 2022, 2021 and 2020, respectively, which has not been reflected as employee compensation and benefits expense by the Company. The Company recognized partnership interest-based compensation expense of $23.1 million, $21.4 million and $125.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, related to profits interest awards that are in substance profit-sharing arrangements.

In the year ended December 31, 2022, GCMH Equityholders entered into an agreement that will transfer equity ownership between certain existing employee members of the GCMH Equityholders ("GCMH Equityholders Awards"). The GCMH Equityholders Awards will entitle recipients to receive Class A common stock upon vesting. The non-cash awards serve to transfer equity ownership from existing GCMH Equityholders to other existing member employees upon vesting. The GCMH Equityholders Awards do not dilute Class A common stockholders and do not impact net cash flows of the Company. The GCMH Equityholders Awards are accounted for under ASC 718, *Compensation—Stock Compensation*. The awards generally will vest in May 2025 and do not entitle the recipients to dividends or distributions made on Class A common stock during the vesting period. As such, the fair value of the GCMH Equityholders Awards is based on the closing price of Class A common stock on the accounting grant date less the present value of dividends expected to be paid during the vesting period. GCMH Equityholders can settle the awards upon vesting by exchanging outstanding GCMH common units or by otherwise acquiring and delivering Class A common stock, and therefore the vesting of such awards will not dilute Class A common stockholders. The GCMH Equityholders Awards therefore have no economic impact on Class A common stockholders. As such, the expense that is pushed down to GCMH and the offsetting deemed contribution are each attributed solely to noncontrolling interests in GCMH, consistent with the accounting for payments to employees described above. The GCMH Equityholders Awards of 7,169,415 units had an aggregate grant date fair value of $53.4 million, or an average grant date fair value of $7.45 per unit. The Company recognized partnership interest-based compensation expense related to the GCMH Equityholders Awards of $2.4 million for the year ended December 31, 2022. As of December 31, 2022, total unrecognized compensation expense related to unvested GCMH Equityholders Awards was $51.0 million and is expected to be recognized over the remaining weighted average period of 2.3 years.

Other

Other consists of employee compensation and benefits expense related to deferred compensation programs and other awards that represent investments made in GCM Funds on behalf of the employees.

14. Equity-Based Compensation

2020 Incentive Award Plan

During February 2021, the Company adopted the 2020 Incentive Award Plan, which allows for the granting of stock options, stock appreciation rights, restricted stock awards, restricted stock units, and other stock or cash based awards or dividend equivalent awards to employees, directors and consultants.

Restricted Stock Units

In March 2021, the Company granted 4.8 million RSUs to certain employees and directors in connection with the Transaction. Of the RSUs granted, the Company intends to settle less than 0.1 million RSUs in cash. The RSUs had an aggregate grant date fair value of $62.1 million. In addition to the March 2021 grant, an additional 0.4 million RSUs with an aggregate grant date fair value of $4.1 million were granted to certain employees during the year ended December 31, 2021. The weighted-average grant date fair value of RSUs granted during the year ended December 31, 2021 was $12.86.

In the year ended December 31, 2022, the Company granted 1.3 million equity-classified RSUs and 3.2 million liability-classified RSUs with aggregate grant date fair values of $12.3 million and $27.2 million, respectively, to certain employees.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

The liability-classified RSUs are either classified as liabilities because they are required to be settled in cash or because the Company has the right to and intends to (as of December 31, 2022) settle the RSUs partially or wholly in cash.

Upon delivery, the Company may withhold the number of shares to satisfy the statutory withholding tax obligation and deliver the net number of resulting shares vested. The equity-classified grants generally vest either (a) one-third at the grant date with the remainder over two years in equal annual installments or (b) over a one to three year period. The majority of liability-classified awards were granted on December 15, 2022 and vest on March 31, 2023, while certain other liability-classified awards have vesting terms similar to the equity-classified RSUs. See Note 13 for additional information regarding GCMH Equityholders Awards.

A summary of non-vested equity-classified RSU activity for the year ended December 31, 2022 is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value Per RSU
Balance as of December 31, 2021	2,996,077	$ 12.84
Granted	1,284,314	9.59
Vested	(1,950,257)	12.01
Forfeited	(89,337)	12.60
Balance as of December 31, 2022	2,240,797	$ 11.71

A summary of non-vested liability-classified RSU activity for the year ended December 31, 2022 is as follows:

	Number of RSUs	Weighted-Average Grant-Date Fair Value Per RSU
Balance as of December 31, 2021	8,334	$ 13.04
Granted	3,222,961	8.44
Vested	(76,134)	10.24
Balance as of December 31, 2022	3,155,161	$ 8.41

The total grant-date fair value of RSUs that vested during the years ended December 31, 2022 and 2021 was $24.2 million and $27.4 million, respectively. For the years ended December 31, 2022 and 2021, $30.7 million and $44.2 million, respectively, of compensation expense related to RSUs was recorded within employee compensation and benefits in the Consolidated Statements of Income. As of December 31, 2022, total unrecognized compensation expense related to non-vested RSUs was $28.6 million and is expected to be recognized over the remaining weighted average period of 0.5 years.

The total tax benefit recognized related to the delivered RSUs for the years ended December 31, 2022 and 2021 was $0.9 million and $1.3 million, respectively.

15. Debt

The table below summarizes the outstanding debt balance as of December 31, 2022 and 2021:

	As of December 31,	
	2022	2021
Senior loan	$ 393,000	$ 397,000
Less: debt issuance costs	(5,373)	(6,484)
Total debt	$ 387,627	$ 390,516

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Maturities of debt for the next five years and thereafter are as follows:

Year Ended December 31,		
2023	$	4,000
2024		4,000
2025		4,000
2026		4,000
2027		4,000
Thereafter		373,000
Total	$	393,000

Senior Loan

On January 2, 2014, the Company entered into a senior secured term loan facility ("Senior Loan") which was subsequently amended through several debt modifications.

For the year ended December 31, 2020, the Company offered lenders the sale proceeds from the Mosaic Transaction to make a prepayment on the principal of the outstanding Senior Loan in the amount of $91.2 million, which reduced the principal to $340.3 million as of December 31, 2020. As a result of the prepayment, the Company recorded an expense of $1.5 million related to the acceleration of deferred debt issuance costs, which was included within other income (expense) in the Consolidated Statements of Income for the year ended December 31, 2020.

On February 24, 2021, the Company completed an amendment and extension of its Senior Loan to further extend the maturity ("Amended Credit Agreement"). Approximately $290.0 million of the aggregate principal amount of the Senior Loan was extended from a maturity date of March 29, 2025 (the "2025 Term Loans") to a maturity date of February 24, 2028, (as extended, the "2028 Term Loans"). The 2028 Term Loans have an interest rate of 2.50% over the LIBOR, subject to a 0.50% LIBOR floor. In the event of a Benchmark Transition Event, the interest rate will default to the Term Secured Overnight Financing Rate ("Term SOFR") plus a Benchmark Replacement Adjustment as recommended by the Relevant Governmental Body (all terms as defined in the Amended Credit Agreement).

Concurrently with the effectiveness of the Amended Credit Agreement, the Company made a voluntary prepayment on the Senior Loan in an aggregate principal amount of $50.3 million. As a result of the prepayment in February 2021, the Company recorded an expense of $0.7 million related to the acceleration of deferred debt issuance costs, which was recorded within other income (expense) in the Consolidated Statements of Income for the year ended December 31, 2021. The Company capitalized $0.9 million of debt issuances costs related to payments to lenders in connection with the amendment and extension of its Senior Loan, which was recorded within debt in the Consolidated Statements of Financial Condition, and expensed $2.6 million of third-party costs related to the amendment which was recorded within general, administrative and other in the Consolidated Statements of Income for the year ended December 31, 2021.

On June 23, 2021, the Company further amended its Senior Loan to increase the aggregate principal amount from $290.0 million to $400.0 million (as increased, the "Incremental 2028 Term Loans"). The Company capitalized $2.2 million of debt issuance costs related to payments to lenders in connection with the Incremental 2028 Term Loans, which was recorded within debt in the Consolidated Statements of Financial Condition.

Since June 30, 2021, quarterly principal payments of $1.0 million are required to be made toward the Incremental 2028 Term Loans beginning June 30, 2021 (less any reduction for prior or future voluntary or mandatory prepayments of principal).

In addition to the scheduled principal repayments, the Company is required to offer to make prepayments of Consolidated Excess Cash Flow ("Cash Flow Payments") no later than five days following the date the quarterly financial statements are due if the leverage ratio exceeds 2.50x. The Cash Flow Payments were calculated as defined in the Senior Loan agreement based on a percentage of calculated excess cash. During the years ended December 31, 2022, 2021 and 2020, the Company did not make any Cash Flow Payments.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

As of December 31, 2022 and 2021, $393.0 million and $397.0 million of Incremental 2028 Term Loans were outstanding, respectively. The weighted average interest rates for the years ended December 31, 2022 and 2021 of 4.27% and 3.19%, respectively.

Under the credit and guaranty agreement governing the terms of the Senior Loan, the Company must maintain certain leverage and interest coverage ratios. The credit and guaranty agreement also contains other covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur debt and restrict the Company and its subsidiaries ability to merge or consolidate, or sell or convey all or substantially all of the Company's assets. As of December 31, 2022 and 2021, the Company was in compliance with all covenants.

GCMH Equityholders and IntermediateCo have executed a pledge agreement ("Pledge Agreement") and security agreement ("Security Agreement") with the lenders of the Senior Loan. Under the Pledge Agreement, GCMH Equityholders and IntermediateCo have agreed to secure the obligations under the Senior Loan by pledging its interests in GCMH as collateral against the repayment of the senior secured notes, and GCMH has agreed to secure the obligations under the Senior Loan by granting a security interest in and continuing lien on the collateral described in the Security Agreement. The Pledge Agreement and Security Agreement will remain in effect until such time as all obligations relating to the Senior Loan have been fulfilled.

Credit Facility

Concurrent with the issuance of the Senior Loan, the Company entered into a $50.0 million revolving credit facility ("Credit Facility"). The Credit Facility matures on February 24, 2026 and carries an unused commitment fee that is paid quarterly. There were no outstanding borrowings related to the Credit Facility as of each of December 31, 2022 and 2021.

Other

Certain subsidiaries of the Company agree to jointly and severally guarantee, as primary obligors and not merely as surety guarantees the obligations of their parent entity, GCMH.

Amortization of deferred debt issuance costs was $1.1 million, $1.0 million and $1.3 million for the years ended December 31, 2022, 2021 and 2020, respectively. These amounts are recorded within interest expense in the Consolidated Statements of Income.

The carrying value of the Senior Loan, excluding the unamortized debt issuance costs presented as a reduction to the principal balance, approximated the fair value as of December 31, 2022 and December 31, 2021. As the Senior Loan was not accounted for at fair value, it was not included in the Company's fair value hierarchy in Note 7, however had it been included, it would have been classified in Level 2.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

16. Interest Rate Derivatives

The Company has entered into various derivative agreements with financial institutions to hedge interest rate risk related to its outstanding debt. The Company had the following interest rate derivatives recorded as a liability within accrued expenses and other liabilities and as an asset within other assets, respectively, in the Consolidated Statements of Financial Condition as of December 31, 2022 and December 31, 2021:

			As of December 31, 2022			
Derivative	Notional Amount	Fair Value	Fixed Rate Paid	Floating Rate Received	Effective Date[2]	Maturity Date
Interest rate swap	$ 300,000	$ (6,473)	4.37 %	1 month LIBOR[1]	November 2022	February 2028

(1) Floating rate received subject to a 0.50% Floor. Refer to Note 15 regarding the interest rate on the outstanding debt in the event of a Benchmark Transition Event. If the outstanding debt defaults to Term SOFR plus a Benchmark Replacement Adjustment, the floating rate received under the interest rate swaps will also default to such rate.

(2) Represents the date at which the derivative is in effect and the Company is contractually required to begin payment of interest under the terms of the agreement.

			As of December 31, 2021			
Derivative	Notional Amount	Fair Value	Fixed Rate Paid	Floating Rate Received	Effective Date[2]	Maturity Date
Interest rate swap	$ 232,000	$ 2,264	1.33 %	1 month LIBOR[1]	March 2021	February 2028
Interest rate swap	68,000	431	1.39 %	1 month LIBOR[1]	July 2021	February 2028
		$ 2,695				

(1) Floating rate received subject to a 0.50% Floor.

(2) Represents the date at which the derivative is in effect and the Company was contractually required to begin payment of interest under the terms of the agreement.

A rollforward of the amounts in accumulated other comprehensive income (loss) ("AOCI") related to interest rate derivatives designated as cash flow hedges is as follows:

	Year Ended December 31,	
	2022	2021
Derivative loss at beginning of period	$ (3,622)	$ (11,163)
Amount recognized in other comprehensive income (loss)[1]	27,285	540
Amount reclassified from accumulated other comprehensive income (loss) to interest expense	5,467	7,001
Derivative income (loss) at end of period	29,130	(3,622)
Less: Loss attributable to noncontrolling interests in GCMH	24,204	(2,959)
Derivative income (loss) at end of period, net	$ 4,926	$ (663)

(1) Net of $2.6 million tax expense and an immaterial tax impact for the years ended December 31, 2022 and 2021, respectively.

On February 24, 2021, the Company terminated derivative instruments which were entered into in 2017 and 2018. Prior to termination, certain derivative instruments did not qualify for hedge accounting due to floor rate mismatches and as a result, all changes in fair value for those derivative instruments were reflected within other income (expense) in the Consolidated Statements of Income. The amount previously recorded as a hedge in AOCI remains in AOCI and was recorded in interest expense within the Consolidated Statements of Income over the original life of the swap. Prior to terminating the instruments in February 2021, the Company recognized a gain of $1.9 million related to interest rate contracts not designated as hedging

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

instruments, which was recorded within other income (expense) in the Consolidated Statements of Income for the year ended December 31, 2021.

Effective on March 1, 2021, the Company entered into a swap agreement ("2028 Swap Agreement") to hedge interest rate risk related to payments made during the extended maturity of the 2028 Term Loans that had a notional amount of $232.0 million. Effective on July 1, 2021, the Company entered into a swap agreement ("2028 Incremental Swap Agreement") to hedge interest rate risk related to payments made for the increase in aggregate principal amount of the Incremental 2028 Term Loans that had a notional amount of $68.0 million. The 2028 Swap Agreement, the 2028 Incremental Swap Agreement and Incremental 2028 Term Loans have a 0.50% LIBOR floor. The 2028 Swap Agreement and 2028 Incremental Swap Agreement were determined to be effective cash flow hedges at inception based on a comparison of critical terms.

In October 2022, the Company terminated the 2028 Swap Agreement and 2028 Incremental Swap Agreement effective on November 1, 2022. The Company received $40.3 million of cash for the fair market value of the interest rate swaps at termination. The amount previously recorded as a hedge in AOCI will remain in AOCI and will be recorded in interest expense within the Consolidated Statements of Comprehensive Income over the original life of the swaps.

The Company reclassified $4.2 million and $4.6 million for the years ended December 31, 2022 and 2021, respectively, from AOCI to interest expense relating to the derivative instruments terminated that initially qualified for hedge accounting. The net impact of these reclassifications increased interest expense for the years ended December 31, 2022 and 2021.

Effective on November 1, 2022, the Company entered into a new swap agreement to hedge interest rate risk related to payments made for the 2028 Term Loans that has a notional amount of $300 million and a fixed rate of 4.37%. The new swap agreement and the 2028 Term Loans have a 0.50% LIBOR floor. The swap was determined to be an effective cash flow hedge at inception based on a comparison of critical terms.

The fair values of the interest rate swaps are based on observable market inputs and represent the net amount required to terminate the positions, taking into consideration market rates and non-performance risk. Refer to Note 7 for further details.

As of December 31, 2022, all of the Company's derivative exposure is with one financial institution. By using derivatives, the Company is exposed to counterparty credit risk if the counterparty to the derivative contracts does not perform as expected. If a counterparty fails to perform, the Company's counterparty credit risk is equal to the amount reported as a derivative asset in the Consolidated Statements of Financial Condition. The Company minimizes counterparty credit risk through credit approvals and monitoring procedures, where appropriate.

During the next twelve months, the Company expects to reclassify approximately $8.3 million from AOCI to interest expense (which will decrease interest expense), including the impact of the swap terminations.

17. Accrued Expenses and Other Liabilities

A summary of accrued expenses and other liabilities as of December 31, 2022 and 2021 is as follows:

	As of December 31,	
	2022	**2021**
Carried interest payable	$ 250	$ 1,510
Deferred revenue	8,972	8,484
Deferred rent	—	5,421
Clawback obligation	200	600
Derivative liability	6,473	—
Other liabilities	11,345	12,018
Total accrued expenses and other liabilities	$ 27,240	$ 28,033

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

18. Commitments and Contingencies

Leases

The Company has entered into operating lease agreements for office space. The Company leases office space in various countries around the world and maintains its headquarters in Chicago, Illinois, where it leases primary office space under a lease agreement expiring September 2026. The leases contain rent escalation clauses based on increases in base rent, real estate taxes and operating expenses.

The components of operating lease expense recorded within general, administrative and other in the Consolidated Statements of Income were as follows:

	Year Ended December 31, 2022
Operating lease cost[1]	$ 7,514
Variable lease cost[2]	4,112
Less: sublease income	193
Total lease cost	$ 11,433

---

(1) Includes less than $0.3 million of short term lease expense for year ended December 31, 2022.
(2) Includes common area maintenance charges and other variable costs not included in the measurement of ROU assets and lease liabilities.

The following table summarizes cash flows and other supplemental information related to our operating leases:

	Year Ended December 31, 2022
Cash paid for amounts included in the measurement of operating lease liabilities	$ 8,813
Non-cash ROU assets obtained in exchange for new operating leases	$ 693
Weighted average remaining lease term in years	2.9 years
Weighted average discount rate	4.1 %

As of December 31, 2022 the maturities of operating lease liabilities were as follows:

Year Ended December 31,	
2023	$ 7,331
2024	3,640
2025	3,548
2026	1,974
2027	—
Thereafter	—
Total lease payments	$ 16,493
Less: imputed interest	(973)
Total operating lease liabilities	$ 15,520

Rental expense under operating lease agreements was approximately $7.5 million, $7.2 million and $7.3 million for the years ended December 31, 2022, 2021 and 2020, respectively, and is included within general, administrative and other in the Consolidated Statements of Income.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Commitments

The Company was required to pay a fixed management fee of $0.5 million per year for a five year period that commenced in 2019 pursuant to its 12.5% interest in an aircraft. On March 11, 2021, GCMH entered into an agreement to assign 50% of its 12.5% share interest in an aircraft to Holdings, for cash consideration of approximately $1.3 million. The Company is now required to pay a fixed management fee of $0.3 million per year.

The Company had $88.9 million and $83.5 million of unfunded investment commitments as of December 31, 2022 and 2021, respectively, representing general partner capital funding commitments to several of the GCM Funds.

Litigation

In the normal course of business, the Company may enter into contracts that contain a number of representations and warranties, which may provide for general or specific indemnifications. The Company's exposure under these contracts is not currently known, as any such exposure would be based on future claims, which could be made against the Company. The Company's management is not currently aware of any such pending claims and based on its experience, the Company believes the risk of loss related to these arrangements to be remote.

From time to time, the Company is a defendant in various lawsuits related to its business. The Company's management does not believe that the outcome of any current litigation will have a material effect on the Company's Consolidated Financial Statements.

Off-Balance Sheet Risks

The Company may be exposed to a risk of loss by virtue of certain subsidiaries serving as the general partner of GCM Funds organized as limited partnerships. As general partner of a GCM Fund organized as a limited partnership, the Company's subsidiaries that serve as the general partner have exposure to risk of loss that is not limited to the amount of its investment in such GCM Fund. The Company cannot predict the amount of loss, if any, which may occur as a result of this exposure; however, historically, the Company has not incurred any significant losses and management believes the likelihood is remote that a material loss will occur.

19. Related Parties

In regard to the following related party disclosures, the Company's management cannot be sure that such transactions or arrangements would be the same to the Company if the parties involved were unrelated and such differences could be material.

The Company provides certain employees partnership interest awards which are paid by Holdings, Holdings II and Management LLC. Refer to Note 13 for further details.

The Company has a sublease agreement with Holdings. Because the terms of the sublease are identical to the terms of the original lease, there is no impact to net income (loss) in the Consolidated Statements of Income or Consolidated Statements of Cash Flows.

The Company incurs certain costs, primarily related to accounting, client reporting, investment-decision making and treasury-related expenditures, for which it receives reimbursement from the GCM Funds in connection with its performance obligations to provide investment management services. Due from related parties in the Consolidated Statements of Financial Condition includes net receivables of $13.1 million and $11.7 million as of December 31, 2022 and 2021, respectively, paid on behalf of affiliated entities that are reimbursable to the Company.

Our executive officers, senior professionals, and certain current and former employees and their families invest on a discretionary basis in GCM Funds, and such investments are generally not subject to management fees and performance fees. As of December 31, 2022 and 2021, such investments and future commitments were $366.2 million and $441.8 million in aggregate, respectively.

Certain employees of the Company have an economic interest in an entity that is the owner and landlord of the building in which the principal headquarters of the Company are located.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

The Company utilizes the services of an insurance broker to procure insurance coverage, including its general commercial package policy, workers' compensation and professional and management liability coverage for its directors and officers. Certain members of Holdings have an economic interest in, and relatives are employed by, the Company's insurance broker.

From time to time, certain of the Company's executive officers utilize a private business aircraft, including an aircraft wholly owned or controlled by members of Holdings. Additionally, the Company arranges for the use of the private business aircraft through a number of charter services, including entities predominantly or wholly owned or controlled by members of Holdings. The Company paid, net of reimbursements, approximately $2.4 million, $1.0 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively, to utilize aircraft and charter services wholly owned or controlled by members of Holdings, which is recorded within general, administrative and other in the Consolidated Statements of Income.

Prior to the Transaction, the Company paid for all direct and indirect expenses of GCMHGP LLC, including accounting and administrative expenses. GCMHGP LLC did not reimburse the Company for such expenses, which were immaterial to the Company.

20. Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2022, 2021 and 2020 consist of the following:

	Year Ended December 31,		
	2022	2021	2020
Current:			
Federal	$ (206)	$ 1,970	$ 1,118
State and local	2,137	2,155	1,771
Foreign	1,837	1,176	988
Total current provision for income taxes	$ 3,768	$ 5,301	$ 3,877
Deferred:			
Federal	$ 4,208	$ 4,428	$ 937
State and local	1,838	1,364	(301)
Foreign	(203)	(100)	(7)
Total deferred income taxes expense	5,843	5,692	629
Total provision for income taxes	$ 9,611	$ 10,993	$ 4,506

A reconciliation of the U.S. statutory income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31,		
	2022	2021	2020
Statutory U.S. federal income tax rate	21 %	21 %	21 %
State and local income taxes	3 %	2 %	(2)%
Impact of noncontrolling interests	(15)%	(17)%	(24)%
Income passed through to members	— %	— %	1 %
Foreign income taxes	2 %	1 %	(1)%
Other	— %	— %	(1)%
Effective income tax rate	11 %	7 %	(6)%

Deferred tax assets and liabilities are recorded net within deferred tax assets, net in the Company's Consolidated Statements of Financial Condition. Details of the Company's deferred tax assets and liabilities are as follows:

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted

	As of December 31,	
	2022	**2021**
Investment in GCMH	$ 92,695	$ 105,331
Unrealized gains and losses	2,041	—
Intangibles and other	934	683
Total deferred tax assets (before valuation allowance)	95,670	106,014
Valuation allowance	(35,229)	(37,472)
Total deferred tax assets	$ 60,441	$ 68,542
Right-of-use asset	$ (121)	$ —
Total deferred tax liabilities	$ (121)	$ —
Deferred tax assets, net	$ 60,320	$ 68,542

GCMG's sole material asset is its investment in GCMH, which is treated as a partnership for U.S. federal income tax purposes and for purposes of certain jurisdictional income taxes. GCMH's net taxable income and any related tax credits are passed through to its partners and are included in the partners' tax returns, even though such net taxable income or tax credits may not have actually been distributed. While GCMG consolidates GCMH for financial reporting purposes, GCMG will be taxed on its share of earnings of GCMH not attributed to the noncontrolling interest holders, which will continue to bear their share of income tax on allocable earnings of GCMH. The income tax burden on the earnings taxed to the noncontrolling interest holders is not reported by the Company in its consolidated financial statements under GAAP. As a result, the Company's effective tax rate differs materially from the statutory rate. The primary factors impacting the effective tax are the allocation of tax benefit to noncontrolling interest as well as the income that was passed through to the partners prior to the Transaction as described in Note 3.

GCMG has recorded a valuation allowance of approximately $35.2 million and $37.5 million as of December 31, 2022 and 2021, respectively, related to its outside partnership basis of its investment in GCMH for the amount of the deferred tax asset that is not expected to be realized.

The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well for all open tax years in these jurisdictions. As of December 31, 2022, the Company has examined all open tax years and major jurisdictions and determined there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns. The Company is also not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly change in the next twelve months. The Company's policy is to recognize interest and penalties related to unrecognized tax benefits, if any, within income taxes in the Consolidated Statements of Income. Accrued interest and penalties, if any, would be included within accrued expenses and other liabilities in the Consolidated Statements of Financial Condition.

The Company is subject to taxation in the U.S. and various states and foreign jurisdictions. As of December 31, 2022, tax years for 2022, 2021, 2020 and 2019 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2022, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2019.

On August 16, 2022, the IRA was signed into law. In general, the provisions of the IRA will be effective beginning with the fiscal year 2023, with certain exceptions. The IRA includes a new 15% corporate minimum tax as well as a 1% excise tax on corporate stock repurchases completed after December 31, 2022. As required under the authoritative guidance of ASC 740, *Income Taxes,* the Company reviewed the impact on income taxes due to the change in legislation and concluded there was no impact to the financial statements as of December 31, 2022. The Company is in the process of evaluating the potential future impacts of the IRA, and while we do not expect a material impact from this legislation on our Consolidated Financial Statements, we will continue to review and monitor any additional guidance provided by the Internal Revenue Service.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

21. Earnings (Loss) Per Share

The Company analyzed the calculation of earnings (loss) per share for periods prior to the Transaction as described in Note 3, and determined that it resulted in values that would not be meaningful to the users of the Consolidated Financial Statements. Therefore, earnings (loss) per share information has not been presented for periods prior to the Transaction on November 17, 2020.

The following is a reconciliation of basic and diluted earnings (loss) per share for the years ended December 31, 2022 and 2021 and for the period November 17, 2020 through December 31, 2020:

	Year Ended December 31, 2022	Year Ended December 31, 2021	November 17, 2020 through December 31, 2020
Numerator for earnings (loss) per share calculation:			
Net income attributable to GCM Grosvenor Inc., basic	$ 19,820	$ 21,482	$ 4,049
Exercise of private warrants	—	(382)	—
Exercise of public warrants	—	(1,126)	—
Exchange of Partnership units	33,209	33,252	(111,042)
Assumed vesting of RSUs	—	—	—
Net income (loss) attributable to common stockholders, diluted	53,029	53,226	(106,993)
Denominator for earnings (loss) per share calculation:			
Weighted-average shares, basic	43,872,300	43,765,651	39,984,515
Exercise of private warrants - incremental shares under the treasury stock method	—	90,062	—
Exercise of public warrants - incremental shares under the treasury stock method	—	691,396	—
Exchange of Partnership units	144,235,246	144,235,246	144,235,246
Assumed vesting of RSUs - incremental shares under the treasury stock method	460,446	277,019	—
Weighted-average shares, diluted	188,567,992	189,059,374	184,219,761
Basic EPS			
Net income attributable to common stockholders, basic	$ 19,820	$ 21,482	$ 4,049
Weighted-average shares, basic	43,872,300	43,765,651	39,984,515
Net income per share attributable to common stockholders, basic	$ 0.45	$ 0.49	$ 0.10
Diluted EPS			
Net income (loss) attributable to common stockholders, diluted	$ 53,029	$ 53,226	$ (106,993)
Weighted-average shares, diluted	188,567,992	189,059,374	184,219,761
Net income (loss) per share attributable common stockholders, diluted	$ 0.28	$ 0.28	$ (0.58)

When applying the if-converted method to calculate the potential dilutive impact of the exchangeable common units of the Partnership, the earnings per share numerator adjustment reflects the net income attributable to noncontrolling interests in GCMH, as reported, adjusted for the hypothetical incremental provision (benefit) for income taxes that would have been recorded by the Company if the units had been converted.

GCM Grosvenor Inc.

Notes to Consolidated Financial Statements
(In thousands, except share and per share amounts and where otherwise noted)

Shares of the Company's Class C common stock do not participate in the earnings or losses of the Company and are therefore not participating securities. As such, a separate presentation of basic and diluted earnings per share of Class C common stock under the two-class method has not been presented.

The following outstanding potentially dilutive securities were excluded from the calculations of diluted earnings per share attributable to common stockholders because their impact would have been antidilutive for the periods presented:

	Year Ended December 31, 2022	Year Ended December 31, 2021	November 17, 2020 through December 31, 2020
Public warrants	16,784,970	—	20,273,567
Private warrants	900,000	—	2,700,000

22. Regulatory and Net Capital Requirements

We are required to maintain minimum net capital balances for regulatory purposes for our Japan, Hong Kong and United Kingdom subsidiaries as well as our U.S. broker-dealer subsidiary. These net capital requirements are met by retaining cash. The Company's U.S. registered broker-dealer is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company's U.S. registered broker-dealer had net capital, as defined under Rule 15c3-1, of $1.2 million and excess net capital of $1.2 million. The ratio of aggregate indebtedness to net capital was 0.13 to 1. As of December 31, 2022, all broker-dealer subsidiaries are in compliance with regulatory requirements.

Although the Company's U.S. registered broker-dealer does not claim exemption from the Rule 15c3-3 of the Securities and Exchange Commission, it does not transact a business in securities with, or for, any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4).

23. Subsequent Events

On February 9, 2023, the Company declared a quarterly dividend of $0.11 per share of Class A common stock to record holders as of the close of business on March 1, 2023. The payment date will be March 15, 2023.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Limitations on effectiveness of controls and procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of disclosure controls and procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the framework established in the *Internal Control-Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the results of its evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to an exemption established by the JOBS Act for "emerging growth companies."

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) for the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Annual Meeting of Stockholders

The board of directors has established June 7, 2023 as the date of our 2023 annual meeting of stockholders.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table provides information regarding our executive officers and members of our board of directors (ages as of the date of this Annual Report on Form 10-K):

Name	Age	Position(s)
Michael J. Sacks	60	Chairman of the Board and Chief Executive Officer
Jonathan R. Levin	41	President and Director
Pamela Bentley	51	Chief Financial Officer
Frederick E. Pollock	43	Chief Investment Officer
Sandra Hurse	57	Chief Human Resources Officer
Angela Blanton	52	Director
Francesca Cornelli	60	Director
Stephen Malkin	61	Director
Blythe Masters	53	Director
Samuel C. Scott III	78	Lead Independent Director

Executive Officers

Michael J. Sacks. Mr. Sacks has served as our Chief Executive Officer and Chairman of our board of directors since our formation in July 2020. Mr. Sacks is also GCM Grosvenor's Chief Executive Officer, having joined GCM Grosvenor in 1990 and soon after being named its Chief Executive Officer in 1994. Under Mr. Sacks' leadership, GCM Grosvenor grew from its position as an early participant in a cottage industry to its current position as one of the largest independent open architecture alternative asset platforms. Mr. Sacks is engaged civically serving on a number of nonprofit boards. He graduated from Tulane University with a B.S. in Economics and holds a general course certificate from the London School of Economics. In addition, Mr. Sacks holds an M.B.A. from the Kellogg Graduate School of Management at Northwestern University and a J.D. from Northwestern University's Pritzker School of Law. Mr. Sacks is well qualified to serve on our board of directors because of his experience with GCM and GCM Grosvenor, including in his capacity as Chief Executive Officer of each entity.

Jonathan R. Levin. Mr. Levin has served as our President since our formation in July 2020 and as a member of our board of directors since November 2020. Mr. Levin joined GCM Grosvenor in 2011 and became its President in 2017. Mr. Levin also serves as Chair of the Global Investment Council and a member of the Private Equity, Real Estate and Infrastructure Investment Committee, the Labor Impact Fund Investment Committee, and the Strategic Investments Investment Committee of GCM Grosvenor. Prior to joining GCM Grosvenor, Mr. Levin was the Treasurer and Head of Investor Relations at Kohlberg Kravis Roberts & Co. ("KKR"), where he worked from 2004 to 2011, where he was responsible for managing KKR's balance sheet investments, engaging with public investors and industry analysts, and leading strategic projects. Prior to his role as Treasurer and Head of Investor Relations, Mr. Levin worked in KKR's private equity business and focused on investments in the financial services industry. Mr. Levin began his career as an Analyst in the private equity group of Bear Stearns. Mr. Levin holds an A.B. in Economics from Harvard College and is a member of the board of directors of the Ann & Robert H. Lurie Children's Hospital of Chicago and the Museum of Contemporary Art Chicago. Mr. Levin is well qualified to serve on our board of directors because of his experience with GCM and GCM Grosvenor, including in his capacity as President of each entity, and his experience in the asset management industry.

Pamela Bentley. Ms. Bentley serves as our Chief Financial Officer and is a member of the firm's Operations Committee. Ms. Bentley joined GCM Grosvenor as Managing Director of Finance in October 2020 and became Chief Financial Officer in January 2021. She is responsible for managing the financial functions of the firm including overseeing activities related to corporate and fund accounting, treasury and cash management, financial planning and reporting, tax, and operational due diligence while also playing a vital role in the firm's strategic initiatives. Prior to joining GCM Grosvenor, Ms. Bentley spent 15 years with The Carlyle Group, a publicly traded global investment firm, where her most recent role was Chief Accounting Officer and Managing Director. Previously, she was a Vice President of Finance and Investor Relations at Transaction Network Services, Inc. and a Senior Manager at Arthur Andersen LLP. Ms. Bentley received her B.B.A. from the University of Michigan's Ross School of Business. She is a Certified Public Accountant and a member of the American Institute of Certified

Public Accountants. Ms. Bentley is a member of and Immediate Past Chair of the Board of Directors of Junior Achievement of Greater Washington, and is also a member of the Board of Directors of Junior Achievement USA.

Frederick E. Pollock.   Mr. Pollock serves as our Chief Investment Officer. Mr. Pollock joined GCM Grosvenor in 2015 and became Chief Investment Officer in 2019. Mr. Pollock also serves as Head of GCM Grosvenor's Strategic Investments Group and on all of GCM Grosvenor's Investment Committees, the Global Investment Council, the Diversity & Inclusion Governing Committee and the ESG Committee. Prior to joining GCM Grosvenor, Mr. Pollock had various roles at Morgan Stanley from 2006 to 2015, most recently within its merchant banking division, specializing in infrastructure investing, with responsibility for deal sourcing, due diligence, and management as a board member of various portfolio companies. Mr. Pollock helped form the infrastructure investment group at Morgan Stanley and to structure and raise capital for its initial funds. Prior to joining Morgan Stanley, Mr. Pollock worked at Deutsche Bank, where he made investments for the firm and on behalf of clients. He received his B.S. summa cum laude in Economics from the University of Nevada and his J.D. magna cum laude from Harvard Law School.

Sandra Hurse.   Ms. Hurse serves as our Chief Human Resources Officer. Ms. Hurse joined GCM Grosvenor as Chief Human Resources Officer in 2018. Ms. Hurse serves as a member of GCM Grosvenor's ESG Committee and Diversity & Inclusion Governing Committee. Prior to joining GCM Grosvenor, Ms. Hurse held various positions at Bank of America from 2013 to 2018, most recently serving as Global Head of Human Resources for Corporate and Investment Banking. Previously, Ms. Hurse also held leadership roles in Talent Management and Talent Acquisition at Goldman Sachs & Co. from 2006 to 2013 and J.P. Morgan Chase & Co. from 1998 to 2006. She received a B.B.A. in Finance from Bernard M. Baruch College and an M.B.A. in Marketing from the University of Michigan. Ms. Hurse has served on the Board of Angi (Nasdaq: ANGI) since November 2021, including on its Executive Compensation and Compensation Committees. Ms. Hurse serves as a Board Member for the Harlem School of the Arts, the Council for Urban Professionals and the Thurgood Marshall College Fund, where she is a member of the finance committee.

Directors

Angela Blanton.   Ms. Blanton has served as a member of our board of directors since November 2020. Ms. Blanton has served as Carnegie Mellon University's Vice President for Finance and Chief Financial Officer since 2017 after serving as interim Vice President and Chief Financial Officer in 2016. Ms. Blanton has over 20 years of experience spanning finance, project management and engineering disciplines within the higher education, financial services and manufacturing industries. Prior to joining Carnegie Mellon, Ms. Blanton was Chief Financial Officer for PNC Investments Brokerage from February 2015 to December 2015. Ms. Blanton serves on the boards of Pittsburgh Public Theater, where she serves as the Chair and on the Inclusive & Equitable Economy Committee for the Pennsylvania Economy League of Greater Pittsburgh (PELGP). Ms. Blanton received a B.S. in electrical engineering from the University of Michigan and her M.B.A. from the Tepper School of Business at Carnegie Mellon University. We believe Ms. Blanton is well qualified to serve on our board of directors because of her experience as a chief financial officer and in the financial services industry.

Francesca Cornelli.   Dr. Cornelli has served as a member of our board of directors since November 2020. Dr. Cornelli is the dean of Northwestern University's Kellogg School of Management, a position she has held since August 1, 2019. She is also a professor of finance and holds the Donald P. Jacobs Chair in Finance. Prior to that, she was a professor of finance and deputy dean at London Business School from 1994 to 2019. Dr. Cornelli's research interests include corporate governance, private equity, privatization, bankruptcy, IPOs and innovation policy. She has been an editor of the Review of Financial Studies and previously served on the board of editors of the Review of Economic Studies and as an associate editor at the Journal of Finance. She is a research fellow at the Center for Economic and Policy Research, and previously served as a director of the American Finance Association. Dr. Cornelli has previously taught at the Wharton School of the University of Pennsylvania, the Fuqua School of Business at Duke University, The London School of Economics, the Indian School of Business in Hyderabad and the New Economic School in Moscow. She has also served as an independent board member of several global corporations, including Banca Intesa SanPaolo from 2016 to 2019, Telecom Italia from 2014 to 2018, American Finance Association from 2013 to 2016, and Swiss Re International and Swiss Re Holdings from 2013 to 2019. In January 2016 she helped create and became a board member of AFFECT, a committee of the American Finance Association designed to promote the advancement of women academics in the field of finance. We believe Dr. Cornelli is qualified to serve on our board of directors due to her experience as an academic in finance and governance, and her experience on boards of directors of other companies.

Stephen Malkin.   Mr. Malkin has served on as a member of our board of directors since November 2020. Mr. Malkin is President of Ranger Capital Corporation, a position he has held continuously since departing from his position as a senior executive of GCM Grosvenor in 2005. Mr. Malkin was associated with GCM Grosvenor from 1992 through 2005, during most of which time he served on GCM Grosvenor's Management Committee and shared management responsibilities with Mr.

Sacks. Mr. Malkin was also a member of GCM Grosvenor's Absolute Return Strategies Investment Committee and shared responsibility for portfolio management as well as the evaluation, selection, and monitoring of various Absolute Return Strategies investments. Prior to his role with GCM Grosvenor, from 1988 through 1991, Mr. Malkin worked in various management positions for JMB Realty Corporation, focusing on non-real estate corporate acquisition opportunities. From 1983 to 1986, Mr. Malkin was an analyst with Salomon Brothers Inc. in Chicago and Tokyo. He received a B.B.A. from the University of Michigan and an M.B.A. in Finance from the Wharton School of the University of Pennsylvania. We believe Mr. Malkin is well qualified to serve on our board of directors because of his management and investment experience with GCM Grosvenor, including as a former GCM Grosvenor Management Committee member and Absolute Return Strategies Investment Committee member, and his experience as an investment professional with over 35 years' experience.

Blythe Masters. Ms. Masters has served as a member of our board of directors since November 2020. Ms. Masters is an experienced financial services and technology executive and currently a Founding Partner at the private equity and venture capital firm Motive Partners. Ms. Masters is President of Motive Capital Corp II, the special purpose acquisition corporation sponsored by Motive's funds. From March 2015 until December 2018, she was the Chief Executive Officer of Digital Asset. Ms. Masters was previously a senior executive at J.P. Morgan, which she left in 2014 following the sale of the physical commodities business that she built. Ms. Masters was a member of the Corporate & Investment Bank Operating Committee and the firm's Executive Committee. Positions at J.P. Morgan included Head of Global Commodities, Head of Corporate & Investment Bank Regulatory Affairs, Chief Financial Officer of the Investment Bank, Head of Global Credit Portfolio and Credit Policy & Strategy, Head of North American Structured Credit Products, Co-Head of Asset Backed Securitization and Head of Global Structured Credit. Ms. Masters has held a number of board positions throughout her career. She currently serves on the board of directors of Forge Global Holdings, Inc. CAIS, Credit Suisse Group, serving as chair of the Digital Transformation and Technology Committee and as chair of the board of directors of Credit Suisse Holdings (USA), Inc. She is chair of Wilshire Digital Asset Advisory Group, and advisory board member of the US Chamber of Digital Commerce, Figure Technologies, Maxex and SandboxAQ. She is a member of P.R.I.M.E. Finance (the Hague-based Panel of Recognized International Market Experts in Finance). She previously served as chair of the board of directors of Santander Consumer USA Holdings from June 2015 to July 2016, chair of the board of Phunware having served on this board from December 2019 to April 2021, board member of A.P. Moller Maersk from 2020 to 2022 and Chief Financial Officer and board member of Motive Capital Corp from 2021 to 2022. She is the former chair of the Global Financial Markets Association (GFMA), having served on this board from 2009 to 2014, former chair of the Securities Industry and Financial Markets Association having served on this board from 2004 to 2014, and former chair of the Linux Foundation's Hyperledger project. Ms. Masters has a B.A. in economics from the University of Cambridge. We believe Ms. Masters is qualified to serve on our board of directors due to her expertise in the financial, banking and fintech sectors and her experience on boards of directors of other companies and organizations.

Samuel C. Scott III. Mr. Scott has served as a member of our board of directors since November 2020. Prior to his retirement in 2009, Mr. Scott served as Chairman and Chief Executive Officer, since 2001, and President and Chief Operating Officer, since 1997, of Corn Products International, Inc., a leading global ingredients solutions provider now known as Ingredion Incorporated. Mr. Scott previously served as President of CPC International's Corn Refining division from 1995 to 1997 and President of American Corn Refining from 1989 to 1997. In addition to his public board service, Mr. Scott also serves on the board of The Chicago Council on Global Affairs, the Board of Trustees of the Ringling College of Art and Design, the board of the Northwestern Medical Group and the board of the American Business Immigration Coalition. Mr. Scott served on the board of directors of BNY Mellon from 2003 to 2022, where he served as a member of its Audit Committee, its Human Resources and Compensation Committee and its Corporate Governance, Nominating & ESG Committee. Mr. Scott served on the board of Motorola Solutions, Inc. from 1993 until 2019 and was its lead director from 2015 to 2019. Mr. Scott also served on the board of Abbott Laboratories from 2007 until 2020. Mr. Scott received both a B.S. and an M.B.A. from Fairleigh Dickinson University. We believe Mr. Scott is qualified to serve on our board of directors due to his experience as an executive and on boards of directors of other companies.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics

We have a written Code of Business Conduct and Ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is posted on our website, *www.gcmgrosvenor.com*. In addition, we intend to post on our website all disclosures that are required by law or Nasdaq Stock Market ("Nasdaq") rules concerning any amendments to, or waivers from, any provision of our Code of Business Conduct and Ethics. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

Governance Documents

We believe that good corporate governance is important to ensure that GCM is managed for the long-term benefit of our stockholders. Our Board will periodically review and reassess our Governance Guidelines, other governance documents and overall governance structure. Complete copies of our audit committee charter, our Corporate Governance Guidelines and our Code of Business Conduct and Ethics are available on our website at *https://gcmgrosvenor.com/corporate-governance*, or by writing to our Secretary at our offices at 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611.

Board Composition

The current authorized number of directors is seven. Our amended and restated certificate of incorporation provides that, subject to the rights of holders of any series of our preferred stock to elect additional directors, the authorized number of directors shall be not less than three (3) and shall be not more than twenty (20), with the then authorized number of directors being fixed from time to time by the Board. Each of our directors stands for election every year.

Board Committees

Our board of directors has an audit committee. From time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues. The audit committee charter is available on our website at *https://gcmgrosvenor.com/corporate-governance.*

Audit Committee and Audit Committee Financial Expert

We have a separately-designated standing audit committee ("Audit Committee") that consists of Angela Blanton, Francesca Cornelli, Blythe Masters and Samuel C. Scott III. Our board of directors has determined that all members of the audit committee (Ms. Blanton, Dr. Cornelli, Ms. Masters and Mr. Scott) are independent directors under the Nasdaq rules and the additional independence standards applicable to audit committee members established pursuant to Rule 10A-3 under the Exchange Act. Our board of directors has also determined that all members of the Audit Committee meet the requirements for financial literacy under the applicable Nasdaq rules. In addition, each of Ms. Blanton, Dr. Cornelli and Ms. Masters qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K.

ITEM 11. EXECUTIVE COMPENSATION

In 2022, our "named executive officers" and their positions were as follows:

- Michael J. Sacks, Chief Executive Officer and Chairman;

- Jonathan R. Levin, President;

- Pamela Bentley, Chief Financial Officer;

- Sandra Hurse, Chief Human Resources Officer; and

- Frederick E. Pollock, Chief Investment Officer.

.**Summary Compensation Table**

The following table sets forth information concerning the compensation of our named executive officers for our fiscal years ended December 31, 2022 and December 31, 2021.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards[1] ($)	All Other Compensation ($)	Total ($)
Michael J. Sacks	2022	4,014,500	—	—	1,381,074 [2]	5,395,574
Chief Executive Officer and Chairman	2021	3,748,100	—	—	824,114	4,572,214
Jonathan R. Levin	2022	500,000	232,382 [3]	277,200 [4]	7,156,839 [5]	8,166,421
President	2021	500,000	1,566,929	6,128,800	17,265,132	25,460,861
Pamela Bentley	2022	500,000	248,750 [6]	3,164,935 [7]	252,996 [8]	4,166,681
Chief Financial Officer	2021	500,000	978,750	3,390,400	5,874	4,875,024
Sandra Hurse	2022	500,000	199,427 [9]	3,091,610 [10]	489,871 [11]	4,280,908
Managing Director, Chief Human Resources Officer	2021	500,000	857,433	1,304,000	352,203	3,013,636
Frederick Pollock	2022	500,000	125,000 [12]	277,200 [13]	11,107,192 [14]	12,009,392
Managing Director, Chief Investment Officer	2021	500,000	1,490,833	9,780,000	2,054,875	13,825,708

_____

(1) Represents the aggregate grant date fair value of the restricted stock units and Management Award Interests (as described below) in the year shown, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant date fair value see Note 13 and Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(2) Represents the aggregate incremental cost to the Company of providing the executive with access to non-commercial air travel pursuant to his employment agreement, described in more detail below.

(3) Amount represents (i) a bonus in the amount of $125,000 earned for 2022, the amount of which is determined in the sole discretion of GCMLP, (ii) $77,382 as the portion of a $150,000 award (and associated earnings calculated through December 31, 2021, with respect to such award) granted to Mr. Levin in 2019 under the Deferred Compensation Plan that vested in 2022, described in more detail below and (iii) $30,000 as a portion of a $150,000 award granted to Mr. Levin in 2020 under the Deferred Compensation Plan that vested in 2022, described in more detail below.

(4) Amount represents the aggregate grant date fair value of restricted stock units granted in 2022, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant date fair value see Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(5) Amount represents (i) company 401(k) contributions of $5,125, (ii) $325,500 reflecting the aggregate incremental cost to the Company of providing the executive with access to non-commercial air travel pursuant to his employment agreement, described in more detail below, (iii) $24,256 in life and long-term disability insurance premiums, as described in more detail below, (iv) $17,529 as tax gross-up payments to make the executive whole for income taxes recognized on the Company insurance premiums, as described in more detail below and (v) $4,999,541 in distributions received in 2022 under our carried interest arrangements, which are described in more detail below. Mr. Levin holds a membership interest in Holdings, which entitles him to a fixed portion (a "minimum allocable share") of all profits distributed by Holdings to its members. In 2022 Mr. Levin received $1,784,889 of discretionary cash distributions of profits received in respect of his membership interest in Holdings, which figure is also reflected in this column.

(6) Amount represents a bonus earned for 2022, the amount of which is determined in the sole discretion of GCMLP, but which was subject to a minimum bonus under Ms. Bentley's employment agreement, as described further below

(7) Amount represents the aggregate grant date fair value of (i) restricted stock units granted in 2022 of $932,935 and (ii) Management Award Interests granted in 2022 of $2,232,000, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant date fair value see Note 13 and Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(8) Amount represents (i) company 401(k) contributions of $6,750, (ii) $6,099 in distributions received in 2022 under our carried interest arrangements, which are described in more detail below, (iii) 178,398 of discretionary cash distributions of profits received in respect of Ms. Bentley's membership interest in Management LLC and (iv) $61,749 in housing allowance.

(9) Amount represents (i) a bonus in the amount of $56,250 earned for 2022, the amount of which is determined in the sole discretion of GCMLP, (ii) $103,177as the portion of a $200,000 award (and associated earnings calculated through December 31, 2021, with respect to such award) granted to Ms. Hurse in 2019 under the Deferred Compensation Plan that vested in 2022, described in more detail below and (iii) $40,000 as the portion of a $200,000 award granted to Ms. Hurse in 2020 under the Deferred Compensation Plan that vested in 2022, described in more detail below.

(10) Amount represents the aggregate grant date fair value of (i) restricted stock units granted in 2022 of $859,610 and (ii) Management Award Interests granted in 2022 of $2,232,000, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant date fair value see Note 13 and Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(11) Amount represents (i) company 401(k) contributions of $6,750, (ii) $67,513 in distributions received in 2022 under our carried interest arrangements, which are described in more detail below, (iii) $384,139 of discretionary cash distributions of profits received in 2022 in respect of Ms. Hurse's membership interests in Holdings and Management LLC and (iv) $31,469 in housing allowance.

(12) Amount represents a bonus earned for 2022, the amount of which was determined in the sole discretion of GCMLP.

(13) Amount represents the aggregate grant date fair value of restricted stock units granted in 2022, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant date fair value see Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(14) Amount represents (i) company 401(k) contributions of $5,125, (ii) $16,123 in a cash bonus calculated by reference to incentive fees earned from GCM Grosvenor Special Opportunities Fund, L.P., which is described in more detail below and (iii) $3,665,962 in distributions received in 2022 under our carried interest arrangements, which are described in more detail below. Mr. Pollock holds a membership interest in Holdings, which entitles him to a fixed portion (a "minimum allocable share") of all profits distributed by Holdings to its members. In 2022 Mr. Pollock's "target amount" (described in more detail below) increased by $6,250,000, which is included in this column. In 2022 Mr. Pollock received $1,169,982 of discretionary cash distributions of profits received in respect of Mr. Pollock's membership interests in Holdings, which figure is also reflected in this column.

Salaries

Each of our named executive officers is entitled to receive a base salary under their respective employment agreements, the terms of which are summarized below. The base salaries compensate our named executive officers for services rendered to us and GCMLP. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive's skill set, experience, role and responsibilities. The actual base salaries paid to each named executive officer for 2022 and 2021 are set forth above in the Summary Compensation Table in the column entitled "Salary".

Bonuses

Mr. Sacks was not paid a bonus for his services in 2022. Under their employment agreements, Messrs. Levin and Pollock and Mses. Bentley and Ms. Hurse are entitled to receive annual bonuses, each of which is determined in the sole discretion of GCMLP. For the 12-month period ending February 28, 2022, Ms. Bentley was entitled to a minimum annual bonus of $400,000. For 2023 and beyond, Ms. Bentley's bonus is fully discretionary. The actual annual cash bonuses awarded to each named executive officer for 2022 and 2021 performance are set forth above in the Summary Compensation Table in the column entitled "Bonus".

Equity Compensation

We currently maintain the GCM Grosvenor Inc. 2020 Incentive Award Plan (the "2020 Incentive Award Plan") in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers), and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. The maximum number of shares of common stock reserved under the Incentive Award Plan is 26,307,158.

In 2022, Management LLC awarded Mses. Bentley and Hurse interests in Management LLC that represent the right to receive shares of the Company's common stock owned by Management LLC, subject to continued employment through May 1, 2025, except in the case of termination of employment due to death or disability, in which case the Management Award Interests remains outstanding, to be settled within 90 days following May 1, 2025 (the "Management Award Interests"). If the shares are earned, they will be delivered to Mses. Bentley and Hurse no later than 90 days following the vesting date.

The actual equity incentives awarded to each named executive officer for 2022 are set forth above in the Summary Compensation Table in the column entitled "Stock Awards".

Grosvenor Opportunistic Credit Fund Bonus

Messrs. Levin and Pollock have the right to receive a bonus if GCMLP receives performance fees from GCM Grosvenor Opportunistic Credit Fund IV, Ltd., GCM Grosvenor Opportunistic Credit Master Fund IV, Ltd., and GCM Principal SPV, Ltd. — Class B. Mr. Levin has a right to receive a bonus if GCMLP receives performance fees from GCM Grosvenor Opportunistic Credit Fund III, Ltd., GCM Grosvenor Opportunistic Credit Master Fund III, Ltd., Grosvenor Opportunistic Credit Fund III (TI), L.P., and Grosvenor Opportunistic Credit Master Fund III (TI), L.P. Bonus amounts are calculated as the product of a stated award percentage (as set forth in individual award letters) and the incentive fees earned by GCMLP from the funds set forth above. Our executives must be employed on the date the cash bonus is paid in order to receive a bonus under these arrangements. None of our executives received any bonuses with respect to these arrangements in 2022.

Deferred Compensation Plans

GCMLP, GCM Customized Fund Investment Group, L.P. and their affiliates sponsor a deferred compensation plan under which employees, including the named executive officers, may be selected to receive a bonus (or to have a portion of their annual bonus deferred) under the provisions of the plan. Under the plan, unless an employee's individual award agreement provides otherwise, bonuses will vest 20% per year over five years (or in full upon death or disability) and will be credited with gains and losses commensurate with (i) the cumulative return on investments made by GCMH in select investment strategies managed by GCMLP, GCM Customized Fund Investment Group, L.P. and their affiliates, excluding carried interest arrangements, (ii) such other investment fund, benchmark or index reasonably determined from time to time by the Company or (iii) as otherwise described in an award agreement. Awards are paid out in ten installments for the 2019 series, in accordance with the following schedule: (i) 5% on the first May 31 following the anniversary of the bonus vesting commencement date, (ii) 5% on each of the next three anniversaries thereof, (iii) 10% on the next two anniversaries thereof, and (iv) 15% on the next four anniversaries thereof. Awards are paid out in seven installments for the 2020 series, in accordance with the following schedule: (i) 10% on the May 31 following the anniversary of the bonus vesting commencement date, (ii) 10% on each of the next three anniversaries thereof, and (iii) 20% on the next three anniversaries thereof. These percentages are applied to the entire award, including all earnings with which it is then credited, and not just to the vested portion of the award.

Perks and Other Personal Benefits

Non-Commercial Air Travel

Pursuant to his employment agreement with the Company, Mr. Sacks may use non-commercial air travel services for personal purposes up to a cap in any one calendar year. Pursuant to his employment agreement with the Company, Mr. Levin may use non-commercial air travel services for personal purposes up to a cap in any one calendar year. The dollar amount of such use is calculated in accordance with company policies and procedures. The aggregate incremental cost to the Company of such personal use by the named executive officers in 2022 was $1,706,574. Please see the section entitled "Certain Relationships and Related Person Transactions — Firm Use of Private Aircraft" for more information.

Housing Allowance

Mses. Bentley and Hurse are eligible to receive a housing allowance for temporary housing in Chicago. The aggregate incremental cost to the Company of such housing allowance by the named executive officers in 2022 was $93,217, and the amount for each of Mses. Bentley and Hurse is set forth in the "All Other Compensation" column of the Summary Compensation table, above, and the accompanying footnotes.

Carried Interest

Messrs. Sacks, Levin and Pollock, and Mses. Bentley and Hurse participate in our carried interest arrangements and are entitled to specified percentages (the "carried interest sharing percentages") of distributions of carried interest from the tranche(s) set forth in such officer's carried interest award agreements. These awards generally vest over a multi-year period and may be subject to reduction or forfeiture under certain circumstances, as described below under "Termination Payments and Benefits". Messrs. Levin and Pollock, and Mses. Bentley and Hurse received cash distributions in respect of their carried interest awards for fiscal year 2022, the amounts of which are set forth in the "All Other Compensation" column of the Summary Compensation table, above, and the accompanying footnotes. Carried interest allocations are subject to clawback in certain situations.

Carry-Based Bonus

Mr. Pollock's employment agreement provides that Mr. Pollock is entitled to a cash bonus calculated as a percentage of the performance fees or carried interest of GCM Grosvenor Special Opportunities Fund, L.P. Any such cash bonus will be paid within 90 days following receipt of the performance fees or carried interest by GCMLP. The amount of cash bonus Mr. Pollock received under this provision of his employment agreement for 2022 is included in the Summary Compensation Table, above.

Profit-Sharing Partnerships

Holdings

Messrs. Sacks, Levin and Pollock, and Ms. Hurse (or their estate planning vehicles) hold membership interests in Holdings. The membership interests held by Mr. Sacks entitles him to a fixed portion of all profits distributed by Holdings to its members and to a fixed portion of proceeds from any capital transaction. The membership interests held by (i) Messrs. Levin and Pollock entitle them to a fixed portion of all profits distributed by Holdings to its members and to additional distributions if and in amounts determined by the managing member of Holdings in its sole discretion and (ii) Ms. Hurse entitles her to distributions if and in amounts determined by the managing member of Holdings in its sole discretion.

For Messrs. Levin and Pollock, upon the effective date of the officer's termination of employment pursuant to their respective employment agreements, the officer shall receive a predetermined fixed portion of all profits distributed as outlined in their membership interests until such post-termination distributions, together with any capital contributions, aggregate to a "target amount" that is set forth in each officer's participation certificate. The target amount may be reduced prior to the officer's termination of employment by certain other distributions that the managing member determines from time to time in its sole discretion are qualified to reduce the target amount, and is increased after the officer's termination of employment on an annual basis by a percentage of the remaining target amount. Once the target amount has been reached, the officer's right to share in any future distributions ceases.

For Messrs. Levin and Pollock and Ms. Hurse, the discretionary portion of the profits for 2022 are set forth in the "All Other Compensation" column of the Summary Compensation Table above.

For so long as the officers are members of Holdings., and for certain periods after their withdrawal as members, they are subject to restrictive covenants prohibiting disclosure of our confidential information, disparaging our business, and, for two years after withdrawal, from competing with our business or soliciting our clients or employees, subject to exceptions for actions taken in the performance of their duties to us or in connection with the investment or management of the officer's or his family's assets (or assets belonging to other members and their affiliates and certain charitable, non-profit and government organizations).

For Mr. Levin, Holdings has agreed to pay premiums associated with the purchase of life and long-term disability insurance policies. The life insurance policy provides a death benefit of not less than $25,000,000, and the long-term disability insurance policy provides a benefit of $10,000,000. If a benefit is paid to Mr. Levin (or his estate, as applicable) under either policy, the value of the benefit reduces the target amount of Mr. Levin's membership interest in Holdings, as described in more detail above. In addition, Mr. Levin is entitled to receive a gross-up payment to make him whole for any income taxes imposed by virtue of these Holdings-paid insurance premiums. In 2022, the amounts of life and long-term disability insurance premiums were $6,308 and $17,949, respectively, and the amount of the tax gross-up was $17,529.

Mr. Pollock may be entitled to additional distributions in excess of the fixed portion of profits distributed by Holdings with respect to each of fiscal year 2021 and 2022. On each of January 1, 2022 and January 1, 2023, the target amount associated with his membership interest increased by $6,250,000.

Management LLC

Mses. Bentley and Hurse hold membership interests in Management LLC, directly or through their estate planning vehicles, which entitle them to a portion of all profits distributed by Management LLC to its members, but not to proceeds from any capital transaction. The portion is determined by the managing member of Management LLC in its sole discretion. The distributions received by Mses. Bentley and Hurse in 2022 are set forth in the "All Other Compensation" column of the Summary Compensation Table above.

For so long as Mses. Bentley and Hurse are members of Management LLC, and for certain periods after their withdrawal as a member, they are subject to restrictive covenants prohibiting disclosure of our confidential information, disparaging our business, and, for two years after withdrawal, from competing with our business or soliciting our clients or employees, subject to exceptions for actions taken in the performance of their duties to us or in connection with the investment or management of their or their family's assets (or assets belonging to other members and their affiliates).

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding outstanding unvested restricted stock units and Management Award Interests held by our named executive officers as of December 31, 2022.

Name	Grant Date	Stock Awards	
		Number of shares or units of stock that have not vested[1] (#)	Market value of shares or units of stock that have not vested[2] ($)
Michael J. Sacks	—	—	—
Jonathan R. Levin	3/1/21	156,667[1]	1,192,236
	3/1/22	18,333[1]	139,514
Pamela Bentley	3/1/21	86,667[1]	659,535
	3/1/22	18,333[1]	139,514
	12/15/22	78,250[2]	595,482
	12/15/22	300,000[3]	2,283,000
Sandra Hurse	3/1/21	33,333[1]	253,664
	3/1/22	18,333[1]	139,514
	12/15/22	69,500[2]	528,895
	12/15/22	300,000[3]	2,283,000
Frederick E. Pollock	3/1/21	250,000[1]	1,902,500
	3/1/22	18,333[1]	139,514

_____

(1) One third of the restricted stock units were fully vested on the date of grant, one third of the restricted stock units vest on the anniversary of the grant, and one third of the restricted stock units vest on the second anniversary of the grant, subject to continued employment through the applicable vesting date.

(2) Restricted stock units fully vest on March 31, 2023, subject to continued employment through the applicable vesting date.

(3) Management Award Interests fully vest on May 1, 2025, subject to continued employment through the applicable vesting date, other than in the case of death or disability, in which case the Management Award Interests will remain outstanding, to be settled within 90 days following May 1, 2025.

(4) The market value in this column is based on the closing trading price of $7.61 per share of Class A common stock as of December 30, 2022 listed on the Nasdaq.

Employment Agreements

Michael J. Sacks. On October 26, 2007, GCMLP entered into an employment agreement with Mr. Sacks that was subsequently amended on October 5, 2017 and on August 2, 2020. For purposes of the description of Mr. Sacks' employment terms on any specified date, we refer to his employment agreement, as amended through such date, as Mr. Sacks' employment agreement. Mr. Sacks' employment agreement provides that Mr. Sacks shall serve as Chairman and Chief Executive Officer. The term of Mr. Sacks' employment under his employment agreement will terminate upon the earliest to occur of the following events: Mr. Sacks' death or disability (as defined in the employment agreement), termination by GCMLP for cause, or without cause following the "sunset date", (each as defined in the employment agreement), or Mr. Sacks' resignation.

Mr. Sacks' employment agreement provides for an annual base salary of $3,700,000 (applicable beginning January 1, 2020), multiplied by an escalation percentage, which is the product of 100% and a fraction, the numerator of which is the Consumer Price Index — All Urban Consumers and the denominator is such Consumer Price Index on the first day of calendar year 2020. The actual amount of Mr. Sacks' annual base salary in 2022 was $4,014,500. Mr. Sacks' employment agreement further provides that Mr. Sacks is eligible to participate in all employee benefit programs, on at least as favorable a basis as any other member of senior management. Mr. Sacks' employment agreement provides for the utilization of non-commercial air travel services, for personal travel up to an aggregate maximum of $1,500,000 in any one calendar year, multiplied by the escalation percentage described above.

Jonathan R. Levin. On May 9, 2011, GCMLP entered into an employment agreement with Mr. Levin, which was subsequently amended on July 29, 2020. For purposes of the description of Mr. Levin's employment terms on any specified date, we refer to his employment agreement, as amended through such date, as Mr. Levin's employment agreement. The initial term of Mr. Levin's employment agreement was two years but, after such term expires, the agreement automatically remains in place until the earliest to occur of the following events: Mr. Levin's death or disability (as defined in the employment agreement), termination by GCMLP for cause (as defined in the employment agreement), or with 90 days' written notice by either party.

Mr. Levin's employment agreement provided for an initial base salary of $500,000. The actual amount of Mr. Levin's annual base salary in 2022 was $500,000. Pursuant to the employment agreement, Mr. Levin is eligible to receive a discretionary cash bonus; the amount of Mr. Levin's discretionary bonus earned was $125,000 in 2022. Mr. Levin's employment agreement further provides that he is eligible to participate in all employee benefit programs maintained by GCMLP and to basic medical insurance or coverage. Mr. Levin's employment agreement provides for the utilization of non-commercial air travel services, for personal travel up to an aggregate maximum of $300,000 in any one calendar year, multiplied by the escalation percentage described above.

Frederick E. Pollock. On October 1, 2017, GCMLP entered into an amended and restated employment agreement with Mr. Pollock, which was subsequently amended on October 1, 2020 and March 11, 2021. Mr. Pollock's employment agreement provides that Mr. Pollock shall serve as Managing Director. He currently also holds the title of Chief Investment Officer. The initial term of Mr. Pollock's employment agreement is October 1, 2017 through October 1, 2019, but, after such initial term expires, the agreement automatically remains in place until the earliest to occur of the following events: Mr. Pollock's death or the date on which Mr. Pollock becomes disabled (as defined in the employment agreement), termination by GCMLP for cause (as defined in the employment agreement), or with 90 days' written notice by either party.

Mr. Pollock's employment agreement provides for an initial base salary of $500,000. The actual amount of Mr. Pollock's annual base salary in 2022 was $500,000. Pursuant to the employment agreement, Mr. Pollock is eligible to receive a discretionary cash bonus; the amount of Mr. Pollock's discretionary bonus earned was $125,000 in 2022. Mr. Pollock's employment agreement further provides that he is eligible to participate in all employee benefit programs maintained by GCMLP.

Mr. Pollock's employment agreement also provides that Mr. Pollock is entitled to a cash bonus calculated as a percentage of the performance fees or carried interest of GCM Grosvenor Special Opportunities Fund, L.P., summarized above under "Carry-Based Bonus". For 2022 the amounts Mr. Pollock received are included in the Summary Compensation Table, above.

Pamela Bentley. On December 31, 2020, GCMLP entered into an amended and restated employment agreement with Ms. Bentley, effective as of January 1, 2021. Ms. Bentley's employment agreement provides that Ms. Bentley shall serve as the Chief Financial Officer of GCMLP for an initial term through October 1, 2022. After such initial term expires, the agreement automatically remains in place until the earliest to occur of the following events: Ms. Bentley's death or disability (as defined in the employment agreement), termination by GCMLP for cause (as defined in the employment agreement), or with 90 days' written notice by either party.

Ms. Bentley's employment agreement provided for an initial base salary of $500,000. The actual amount of Ms. Bentley's annual base salary in 2022 was $500,000. Pursuant to the employment agreement, Ms. Bentley is eligible to receive a discretionary cash bonus, and for the 12-month period ending February 28, 2022 and February 28, 2021, Ms. Bentley was entitled to a minimum annual bonus of $400,000 and $900,000, respectively. For 2023 and beyond, Ms. Bentley's bonus is fully discretionary. The amount of Ms. Bentley's discretionary bonus earned was $248,750 in 2022. Ms. Bentley was also entitled to a one-time grant of 260,000 restricted stock units of the Company, which was granted in 2021.

Ms. Bentley's employment agreement further provides that she is entitled to basic medical insurance or other medical coverage.

Sandra Hurse. On May 29, 2018, GCMLP entered into an employment agreement with Ms. Hurse, which was subsequently amended on October 1, 2020. Ms. Hurse's employment agreement provides that Ms. Hurse shall serve as Managing Director, Human Resources. The initial term of Ms. Hurse's employment agreement is two years, but, after such initial term expires, the agreement automatically remains in place until the earliest to occur of the following events: Ms. Hurse's death or disability (as defined in the employment agreement), termination by GCMLP for cause (as defined in the employment agreement), resignation by Ms. Hurse for Good Reason, or with 90 days' written notice by either party. Good Reason for the purposes of Ms. Hurse's employment agreement means: (i) a negative change in executive's title; (ii) a material diminution of executive's duties, responsibilities or reporting line; (iii) the relocation of executive's principal place of employment outside of Chicago, Illinois; and (iv) any material breach by Grosvenor Capital Management L.P. of any material provision of the employment agreement.

Ms. Hurse's employment agreement provided for an initial base salary of $500,000. The actual amount of Ms. Hurse's annual base salary in 2022 was $500,000. Pursuant to the employment agreement, Ms. Hurse is eligible to receive a discretionary cash bonus, and for 2022, the amount of Ms. Hurse's discretionary bonus earned was $56,250. Ms. Hurse was also entitled to a one-time bonus in connection with her execution of the employment agreement in the amount of $650,000,

$85,000 of which was paid in 2018, $300,000 of which was paid in 2019, $150,000 of which was paid in 2020 and $115,000 of which was paid in 2021. Ms. Hurse's employment agreement further provides that she is eligible to participate in all employee benefit programs maintained by GCMLP and to basic medical insurance or coverage.

In connection with the execution of Ms. Hurse's employment agreement, Ms. Hurse was admitted as a member of Management LLC.

Retirement Plans

We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. We expect that our named executive officers will be eligible to participate in the 401(k) plan on the same terms as other full-time employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we match contributions made by participants in the 401(k) plan up to a specified percentage of the employee contributions, and upon completion of two years of service, these matching contributions are fully vested as of the date on which the contribution is made. For employees with less than two years of service, the matching contributions are 50% vested after one year of service and fully vested after two years of service. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.

Termination Payments and Benefits

Mr. Sacks. Upon Mr. Sacks' resignation from GCMLP or his termination without cause following the "sunset date" (as defined in his employment agreement), Mr. Sacks will receive a separation payment in the amount of 25% of his compensation at the time of such termination for the one-year period following such resignation. Mr. Sacks will be available to cooperate with GCMLP from to time. Mr. Sacks will also be entitled to an additional $1,500/hour rate if he works more than forty hours per month during the one year period. Upon Mr. Sacks' termination of employment by reason of his death or disability, Mr. Sacks (or his estate, as applicable), will be entitled to 12 months' continuation of his annual base salary at the time of such termination, payable in accordance with GCMLP's normal payroll practices. Mr. Sacks' employment agreement includes confidentiality and assignment of intellectual property provisions, as well as two year post-termination non-competition, noninterference and non-solicitation of employees provisions, subject to exceptions set forth in the agreement.

Mr. Levin. Upon Mr. Levin's termination from GCMLP other than (i) for cause or (ii) due to his death or disability, Mr. Levin will receive a separation payment in the amount of $375,000 for the one-year period following such termination. Mr. Levin will be available to cooperate with GCMLP from time to time. Mr. Levin will also be entitled to an additional $200/hour rate if he works more than forty hours during a particular month. Mr. Levin's employment agreement includes confidentiality, perpetual non-disparagement in favor of GCMLP and assignment of intellectual property provisions, as well as a one year post-termination non-competition and a two year post-termination noninterference and non-solicitation of employees, clients and marketing agents provisions, subject to exceptions set forth in the agreement.

Mr. Pollock. Upon Mr. Pollock's termination from GCMLP other than (i) for cause or (ii) due to his death or disability, Mr. Pollock will continue to engage with GCMLP for a two-year period as a consultant in exchange for a consulting fee at the annual rate of $250,000. Mr. Pollock's employment agreement includes confidentiality, perpetual non-disparagement in favor of GCMLP and assignment of intellectual property provisions, as well as a one year post-termination non-competition and a two year post-termination noninterference and non-solicitation of employees, clients and marketing agents provisions, subject to exceptions set forth in the agreement. The one year post-termination non-competition period was increased to two years in 2020.

In 2021, Mr. Pollock and GCMLP entered into an additional amendment to his employment agreement, which provides that, if Mr. Pollock or GCMLP provide notice of termination on or after March 31, 2022, the consulting period described above will be reduced from two years to the expiration of the applicable restricted period (i.e., ranging from six months to one year, depending on the date of such notice).

Ms. Bentley. Upon Ms. Bentley's termination from GCMLP without cause during the initial term, Ms. Bentley is entitled to receive (i) the excess of her annual base salary rate through the remainder of the initial term over $200,000, (ii) minimum annual bonuses, as applicable and (iii) certain benefits, including medical insurance and any other group insurance plan maintained by GCMLP through the remainder of the initial term. Further, upon Ms. Bentley's termination from GCMLP other than (i) for cause or (ii) due to her death or disability, Ms. Bentley will receive separation payments in the form of salary continuation payments at the rate of $200,000 and reimbursement of continuation group health insurance premiums for GCMLP's group health insurance coverage during the 12-month period following her termination date. Ms. Bentley's employment agreement includes confidentiality, perpetual non-disparagement in favor of GCMLP and assignment of intellectual property provisions, as well as one-year post-termination non-competition and two-year post-termination noninterference and non-solicitation of employees, clients and marketing agents provisions, subject to exceptions set forth in the agreement.

Ms. Hurse. Ms. Hurse's termination from GCMLP without cause, the employment agreement provides that Ms. Hurse will continue to engage with GCMLP for a one-year period as a consultant in exchange for a consulting fee at the annual rate of $500,000. Ms. Hurse's employment agreement includes confidentiality, perpetual non-disparagement in favor of GCMLP and assignment of intellectual property provisions, as well as one-year post-termination non-competition, noninterference and non-solicitation of employees, clients and marketing agents provisions, subject to exceptions set forth in the agreement

Carried Interest Plan. In the event of a participating officer's termination without "cause" (as defined in the applicable governing documents) or resignation, the participating officer will forfeit such officer's unvested carried interest sharing percentage, and such officer will only participate in future distributions of carried interest based on a carried interest sharing percentage that has been reduced to reflect the relevant forfeiture; provided, that, in connection with Mr. Pollock's additional employment agreement amendment described above, in the event Mr. Pollock provides six months' written notice of his resignation, Mr. Pollock's unvested carried interest in one of our managed funds will be deemed 80% vested as of such termination date. If a participating officer is terminated for "cause" or otherwise triggers a forfeiture event under the applicable governing documents, such officer will forfeit such officer's entitlement to any future distributions of carried interest and all such officer's carried interest sharing percentages shall be reduced to zero. Upon a participating officer's death or "disability" (as defined in the applicable governing documents), such officer (or such officer's estate) shall continue to participate in carried interest distributions without any adjustment to such officer's carried interest sharing percentages.

Deferred Compensation Plan. Upon termination of employment for any reason other than for "cause" (as defined in the plan), the unvested portion of an outstanding award is forfeited. The vested portion will continue to be paid in accordance with the provisions of the plan. Upon a termination for cause or due to the employee's willful breach of the plan and award agreement under the plan, employee handbooks or other agreements with GCMLP, Holdings and their affiliates, all awards, vested and unvested, are immediately forfeited.

Carry Based Bonus. With respect to Mr. Pollock's cash bonus related to GCM Grosvenor Special Opportunities Fund, L.P., upon death, disability or involuntary termination, any unvested cash bonus granted prior to such termination will vest and Mr. Pollock, or his estate, as applicable, will be entitled to receive the cash bonus payment.

Management Award Interests. With respect to the Management Award Interests granted to Mses. Bentley and Hurse, upon death or disability, the unvested interests would remain outstanding, but would be settled pursuant to their terms, within 90 days following May 1, 2025.

Director Compensation

The following table sets forth compensation paid to our non-employee directors for our fiscal year ended December 31, 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards[1][2] ($)	Total ($)
Angela Blanton	—	200,024[3]	200,024
Francesca Cornelli	200,000	—	200,000
Stephen Malkin	—	175,012[3]	175,012
Blythe Masters	—	250,015[3]	250,015
Samuel C. Scott III	—	200,024[3]	200,024

_____

(1) Represents the aggregate grant-date fair value of the restricted stock units granted in 2022, computed in accordance with U.S. GAAP pertaining to equity-based compensation. For additional information regarding the determination of grant-date fair value see Note 14 to our consolidated financial statements included in this Annual Report on Form 10-K.

(2) The restricted stock units are fully vested at the time of grant.

(3)   For fiscal year 2022, the non-employee director elected to receive their quarterly cash compensation in the form of deferred restricted stock units.

Our policy is to not pay director compensation to directors who are also our employees. Our board of directors has approved the GCM Grosvenor Inc. Non-Employee Director Compensation Policy, which provides for cash and equity-based compensation to those members of our board of directors who are not employees of us or any of our parents or subsidiaries. Under the policy for fiscal year 2022, each non-employee director received an annual director fee of $175,000 as well as additional committee membership/chair fees, as follows: (i) annual fee of $50,000 for service as the chair of our audit committee, (ii) annual fee of $25,000 for service on our audit committee (such that the audit committee chair receives $75,000 in total), (iii) $15,000 for service on any other committee, and (iv) additional $30,000 fee to the chair of any other committee. The policy was amended in November 2022 such that under the policy for fiscal year 2023, each non-employee director will receive, subject to the "Director Limit" set forth in the 2020 Incentive Award Plan, an annual director fee of $200,000 as well as additional committee membership/chair fees, as follows: (i) annual fee of $50,000 for service as the chair of our audit committee, (ii) annual fee of $35,000 for service on our audit committee (such that the audit committee chair receives $85,000 in total), (iii) $15,000 for service on any other committee, and (iv) additional $30,000 fee to the chair of any other committee. Subject to the approval by our stockholders at the fiscal year 2023 annual meeting, our board of directors approved the Amended and Restated 2020 Incentive Award Plan, which will increase the "Director Limit" from $275,000 to $500,000 if approved by stockholders. The fees are earned on a quarterly basis and paid in arrears. They are pro-rated in the event service is for a portion of the quarter. The non-employee directors are eligible to elect to receive director fees in the form of fully vested shares of Class A common stock in lieu of cash, or all or a portion of his or her cash fee in the form of deferred restricted stock units, which will be delivered, at the option of the director, on the earlier of (1) the day immediately preceding the date of the first annual meeting of the Company's stockholders that is at least 50 weeks from the date of grant, or (2) the first anniversary of the date of grant, the director's cessation of service due to death or disability (as determined in good faith by the board of directors), the director's continued service through the date of a change of control of the Company, the date of the director's separation of service, or any later fixed date that is permitted by the Company and that complies with Section 409A of the Internal Revenue Code.

Each non-employee director also receives an initial award of 10,000 restricted stock units, which vests in full on the first anniversary of the non-employee director's start date, subject to the non-employee director continuing in service through such date. The restricted stock units will accelerate and become fully vested in the event of a Change of Control (as defined in our 2020 Incentive Award Plan) or the directors' termination of service due to death or disability. The policy may be amended, modified or terminated by the Board at any time in its sole discretion.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information on our equity compensation plans as of December 31, 2022:

Plan Category:	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders[1]	5,369,976[2]	$ —	18,294,126
Equity compensation plans not approved by security holders	—	—	—
Total	$ 5,369,976	$ —	18,294,126

_____

(1)   Consists of the 2020 Incentive Award Plan.
(2)   Consists of outstanding restricted stock units granted under the 2020 Plan as of December 31, 2022.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding the beneficial ownership of our voting shares by:

- each person who is known to be the beneficial owner of more than 5% of our voting shares;

- each of our executive officers and directors; and

- all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days, provided that any person who acquires any such right with the purpose or effect of changing or influencing the control of the issuer, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition shall be deemed to be the beneficial owner of the securities which may be acquired through the exercise of such right. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

Our authorized common stock consists of Class A common stock, Class B common stock and Class C common stock. Holders of Class B common stock are not entitled to any voting rights on matters submitted to stockholders for a vote.

Beneficial ownership of shares of our common stock is based on 41,611,742 shares of Class A common stock and 144,235,246 shares of Class C common stock issued and outstanding as of February 21, 2023. There were no shares of Class B common stock outstanding as of February 21, 2023.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of voting shares beneficially owned by them. Except as set forth below, to our knowledge, none of our shares of common stock beneficially owned by any executive officer or director have been pledged as security.

Name and Address of Beneficial Owner[1]	Class A Common Stock		Class C Common Stock		Combined Voting Power (%)[2]
	Number	%	Number	%	
Five Percent Holders:					
CF Investors[3]	8,251,535	19.8 %	—	—	5.0 %
Adage Capital Partners, LP[4]	4,942,786	11.9 %	—	—	3.0 %
The Vanguard Group[5]	4,173,089	10.0 %	—	—	2.5 %
Ameriprise Financial, Inc.[6]	4,105,724	9.9 %	—	—	2.5 %
Ariel Investments, LLC[7]	3,903,899	9.4 %	—	—	2.4 %
Schonfeld Strategic Advisors LLC[8]	3,588,716	8.6 %	—	—	2.2 %
Massachusetts Financial Services Company[9]	3,294,398	7.9 %	—	—	2.0 %
BlackRock, Inc.[10]	2,790,820	6.7 %	—	—	1.7 %
Mizuho Financial Group, Inc.[11]	2,500,000	6.0 %	—	—	1.5 %
Royce & Associates, LP[12]	2,375,814	5.7 %	—	—	1.4 %
Directors and Executive Officers:					
Michael J. Sacks[13]	145,135,246	77.7 %	144,235,246	100 %	74.9 %
Jonathan R. Levin[14]	249,035	*	—	—	*
Frederick E. Pollock[15]	296,435	*	—	—	*
Pamela Bentley[16]	100,193	*	—	—	*
Sandra Hurse[17]	59,267	*	—	—	*
Angela Blanton[18]	13,902	*	—	—	*
Francesca Cornelli[19]	—	—	—	—	—
Stephen Malkin[20]	—	—	—	—	—
Blythe Masters[21]	17,378	*	—	—	*
Samuel C. Scott II[22]	13,902	*	—	—	*
All directors and executive officers, as a group (10 individuals)	145,885,358	77.8 %	144,235,246	100 %	75.3 %

* Represents less than 1%

_____

(1) Unless otherwise noted, the business address of each of those listed in the table above is c/o GCM Grosvenor, 900 North Michigan Avenue, Suite 1100, Chicago, IL 60611.

(2) Percentage of combined voting power represents voting power with respect to all shares of Class A common stock and Class C common stock, voting together as a single class. Each holder of Class A common stock is entitled to one vote per share, and each holder of Class C common stock is entitled to the lesser of (i) 10 votes per share and (ii) the Class C Share Voting Amount on all matters submitted to stockholders for their vote or approval. From and after the Sunset Date, holders of Class C Common Stock will be entitled to one vote per share. Class C common stock does not have any of the economic rights (including rights to dividends and distributions upon liquidation) associated with Class A common stock.

(3) Pursuant to a Schedule 13G filed with the SEC on December 14, 2020 by CF Finance Holdings LLC ("CF Holdings"). Includes (i) 3,500,000 shares of Class A common stock held by CF GCM Investor, LLC (the "CF Investor", and together with CF Holdings, the "CF Investors"), (ii) 2,951,535 shares of Class A common stock held by CF Holdings, (iii) 1,500,000 shares of Class A common stock underlying warrants held by the CF Investor and (iv) 300,000 shares of Class A common stock underlying warrants held by CF Holdings. Cantor Fitzgerald, L.P. ("Cantor") is the sole member of each of the CF Investors. CF Group Management, Inc. ("CFGM") is the managing general partner of Cantor. Howard Lutnick is Chairman and Chief Executive of CFGM and trustee of CFGM's sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the securities directly held by the CF Investors. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Amounts include a total of 1,800,000 shares of Class A common stock that may be acquired upon exercise of warrants exercisable within 60 days. The business address for the entities and individual discussed in this footnote is 110 East 59th Street, New York, NY 10022.

(4) Pursuant to a Schedule 13G/A filed with the SEC on February 10, 2022 by Adage Capital Partners, L.P. Adage Capital Partners, L.P. reported shared voting and dispositive power over 4,942,786 shares of Class A common stock. The address of Adage Capital Partners, L.P. is 200 Clarendon Street, 52nd floor, Boston, Massachusetts 02116.

(5) Pursuant to a Schedule 13G/A filed with the SEC on February 9, 2023 by The Vanguard Group. The Vanguard Group reported sole dispositive power over 4,100,521 shares of Class A common stock, shared voting power over 56,034 shares of Class A common stock and shared dispositive power over 72,568 shares of Class A common stock. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

(6) Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2023 by Ameriprise Financial, Inc. Ameriprise Financial, Inc. reported shared voting and dispositive power over 4,105,724 shares of Class A common stock. The address of Ameriprise Financial, Inc. is 145 Ameriprise Financial Center, Minneapolis, MN 55474.

(7) Pursuant to a Schedule 13G filed with the SEC on February 14, 2023 by Ariel Investments, LLC. Ariel Investments LLC reported sole dispositive power over 3,903,899 shares of Class A common stock and sole voting power over 3,355,453 shares of Class A common stock. The address of Ariel Investments, LLC is 200 E. Randolph Street, Suite 2900, Chicago, IL 60601.

(8) Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2023 by Schonfeld Strategic Advisors LLC. Schonfeld Strategic Advisors LLC reported sole voting and dispositive power over 3,550,922 shares of Class A common stock and shared voting and dispositive power over 37,794 shares of Class A common stock. The address of Schonfeld Strategic Advisors LLC is 590 Madison Avenue, 23rd Floor, New York, New York 10022.

(9) Pursuant to a Schedule 13G/A filed with the SEC on February 8, 2023 by Massachusetts Financial Services Company. Massachusetts Financial Services Company reported sole voting and dispositive power over 3,294,398 shares of Class A common stock. The address of Massachusetts Financial Services Company is 111 Huntington Avenue, Boston, MA 02199.

(10) Pursuant to a Schedule 13G/A filed with the SEC on February 7, 2023 by BlackRock, Inc. BlackRock, Inc. reported sole dispositive power over 2,790,820 shares of Class A common stock and sole voting power over 2,760,706 shares of Class A common stock. The address of BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(11) Pursuant to a Schedule 13G filed with the SEC on February 14, 2023 by Mizuho Financial Group, Inc. Mizuho Financial Group, Inc. reported sole dispositive and voting power over 2,500,000 shares of Class A common stock. The address of Mizuho Financial Group, Inc. is 1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan.

(12) Pursuant to a Schedule 13G/A filed with the SEC on January 23, 2023 by Royce & Associates, LP. Royce & Associates, LP reported sole voting and dispositive power over 2,375,814 shares of Class A Common Stock. The address of Royce & Associates, LP is 745 Fifth Avenue, New York, NY 10151.

(13) Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2023 by Michael Sacks, Grosvenor Holdings, L.L.C, Grosvenor Holdings II, L.L.C.,GCM Grosvenor Management, LLC, GCM Progress LL and GCM Progress Subsidiary LLC, Mr. Sacks reported shared voting power and shared dispositive power over 145,135,246 shares of Class A common stock, Grosvenor Holdings, L.L.C. reported shared voting power and shared dispositive power over 134,858,026 shares of Class A common stock, Grosvenor Holdings II, L.L.C. reported shared voting power and shared dispositive power over 3,226,977 shares of Class A common stock, GCM Grosvenor Management, LLC reported shared voting power and shared dispositive power over 7,050,243 shares of Class A common stock, GCM Progress LLC reported shared voting power and shared dispositive power of 58,560,000 shares of Class A common stock and GCM Progress Subsidiary LLC reported shared voting power and shared dispositive power over 58,560,000 shares of Class A common stock. Includes 3,226,977 common units of Grosvenor Capital Management Holdings, LLLP ("common units") held by Grosvenor Holdings II, L.L.C., 7,050,243 common units held by GCM Grosvenor Management, LLC, 58,560,000 common units held by GCM Progress Subsidiary LLC and 75,398,026 common units and 900,000 shares of Class A common stock issuable upon the exercise of warrants held by Grosvenor Holdings, L.L.C. Grosvenor Holdings, L.L.C, Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC and GCM Progress Subsidiary LLC have executed a pledge agreement with the lenders of the Senior Loan, pursuant to which Grosvenor Holdings, L.L.C. has pledged 75,398,026 common units, Grosvenor Holdings II, L.L.C. has pledged 3,226,977 common units, GCM Grosvenor Management, LLC has pledged 7,050,243 common units and GCM Progress Subsidiary has pledged 58,560,000 common units to secure the obligations under the Senior Loan as collateral against the repayment of the senior secured notes. The Pledge Agreement will remain in effect until such time as all obligations relating to the Senior Loans have been fulfilled. Mr. Sacks is the ultimate managing member of each of Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCM Grosvenor Management LLC, GCM Progress LLC and GCM Progress Subsidiary LLC and as a result may be deemed to share beneficial ownership of the securities held by the reporting persons.

(14) Does not include 165,834 restricted stock units that will vest on March 1, 2023 and will be delivered at a later date pursuant to the terms of Mr. Levin's applicable Restricted Stock Unit Grant Notices (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan).

(15) Does not include 259,167 restricted stock units that will vest on March 1, 2023 and will be delivered at a later date pursuant to the terms of Mr. Pollock's applicable Restricted Stock Unit Grant Notices (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan).

(16) Does not include 95,834 restricted stock units that will vest on March 1, 2023 and will be delivered at a later date pursuant to the terms of Ms. Bentley's applicable Restricted Stock Unit Grant Notices (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan), or 78,250 restricted stock units that will vest on March 31, 2023 and will be delivered pursuant to the terms of Ms. Bentley's applicable Restricted Stock Unit Grant Notice (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan).

(17) Does not include 42,500 restricted stock units that will vest on March 1, 2023 and will be delivered at a later date pursuant to the terms of Ms. Hurse's applicable Restricted Stock Unit Grant Notices (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan), or 69,500 restricted stock units that will vest on March 31, 2023 and will be delivered pursuant to the terms of Ms. Hurse's applicable Restricted Stock Unit Grant Notice (as defined in our GCM Grosvenor Inc. 2020 Incentive Award Plan).

(18) Does not include 35,359 restricted stock units that are fully vested and will be delivered at a later date pursuant to Ms. Blanton's elections.

(19) Does not include 10,000 restricted stock units that are fully vested and will be delivered at a later date pursuant to Dr. Cornelli's election.

(20) Does not include 32,188 restricted stock units that are fully vested and will be delivered at a later date pursuant to Mr. Malkin's elections.

(21) Does not include 41,697 restricted stock units that are fully vested and will be delivered at a later date pursuant to Ms. Masters' elections.

(22) Does not include 35,359 restricted stock units that are fully vested and will be delivered at a later date pursuant to Mr. Scott's elections.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Our Board recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests (or the perception thereof). We have a written policy on transactions with related persons that is in conformity with the requirements for issuers having publicly held common stock that is listed on Nasdaq. Under the policy, our legal team is primarily responsible for developing and implementing processes and procedures to obtain information regarding related persons with respect to potential related person transactions and then determining, based on the facts and circumstances, whether such potential related person transactions do, in fact, constitute related person transactions requiring compliance with the policy. In addition, any potential related person transaction that is proposed to be entered into by the Company must be reported to the Company's General Counsel, by both the related person and the person at the Company responsible for such potential related person transaction.

If our legal team determines that a transaction or relationship is a related person transaction requiring compliance with the policy, our General Counsel is required to present to the Audit Committee all relevant facts and circumstances relating to the related person transaction. Our Audit Committee must review the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, take into account the conflicts of interest and corporate opportunity provisions of our Code of Business Conduct and Ethics, and either approve or disapprove the related person transaction. If advance Audit Committee approval of a related person transaction requiring the Audit Committee's approval is not feasible, then the transaction may be preliminarily entered into by management upon prior approval of the transaction by the chair of the Audit Committee, subject to ratification of the transaction by the Audit Committee at the Audit Committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction. If a transaction was not initially recognized as a related person transaction, then upon such recognition the transaction will be presented to the Audit Committee for ratification at the Audit Committee's next regularly scheduled meeting; provided, that if ratification is not forthcoming, management will make all reasonable efforts to cancel or annul the transaction.

Our management will update the Audit Committee as to any material changes to any approved or ratified related person transaction and will provide a status report at least annually of all then current related person transactions. No director may participate in approval of a related person transaction for which he or she is a related person.

The following are certain transactions, arrangements and relationships with our directors, executive officers and stockholders owning 5% or more of our outstanding common stock, or any member of the immediate family of any of the foregoing persons, since January 1, 2022, other than equity and other compensation, termination change in control and other arrangements, which are described under Item 11 of this Annual Report on Form 10-K.

Insurance Broker

GCM Grosvenor utilizes the services of an insurance broker (the "Broker") to procure insurance coverage, including its general commercial package policy, health, workers' compensation and professional and management liability coverage for its directors and officers. Mr. Malkin, including his immediate family members, has an economic interest in the Broker totaling approximately 35%, and Mr. Sacks' brother serves as an executive officer of the Broker. During the year ended December 31, 2022, the Broker received commission payments in respect of the GCM Grosvenor insurance coverage in the amount of $0.7 million.

Firm Use of Private Aircraft

GCM Grosvenor personnel, including Mr. Sacks, make use of aircraft owned by Holdings that has been leased by Holdings to a third-party aviation services company that manages the aircraft (the "Aviation Company"). GCM Grosvenor charters the aircraft from the Aviation Company, and in some instances, leases from and makes direct payments to Holdings, when GCM Grosvenor personnel and their associated parties use the aircraft for business or personal use. During the year ended December 31, 2022, GCM Grosvenor made payments of approximately $2.4 million in aggregate to the Aviation Company and Holdings.

Investments

GCM Grosvenor's directors and executive officers are permitted to invest their own capital in GCM Grosvenor's investment funds on a no-fee and no-carry basis. The opportunity to invest in GCM Grosvenor's investment funds on a no-fee and no-carry basis is also available to all of GCM Grosvenor's senior professionals and to those employees whom GCM Grosvenor has determined have a status that reasonably permits it to offer them these types of investments in compliance with applicable laws. GCM Grosvenor encourages its eligible professionals to invest in GCM Grosvenor's investment funds because it believes that such investing further aligns the interests of GCM Grosvenor's professionals with those of its fund investors and the firm.

During the year ended December 31, 2022, the aggregate investment by GCM Grosvenor's directors and executive officers (and their family members and investment vehicles) in GCM Grosvenor's investment funds was approximately $367.2 million, which includes amounts invested in a GCM Grosvenor investment fund on a non-recourse leveraged basis through a feeder vehicle.

During the year ended December 31, 2022, the aggregate investment by Mr. Sacks (including his family members, investment vehicles and Holdings) in GCM Grosvenor's investment funds was approximately $100.9 million, which includes amounts invested in a GCM Grosvenor investment fund on a non-recourse leveraged basis through a feeder vehicle.

During the year ended December 31, 2022, the aggregate investment by Mr. Levin (including his family members and investment vehicles) in GCM Grosvenor's investment funds was approximately $7.1 million, which includes amounts invested in a GCM Grosvenor investment fund on a non-recourse leveraged basis through a feeder vehicle.

During the year ended December 31, 2022, the aggregate investment by Mr. Pollock (including his family members and investment vehicles) in GCM Grosvenor's investment funds was approximately $2.4 million.

During the year ended December 31, 2022, the aggregate investment by Mr. Malkin (including his family members and investment vehicles he manages for his family members) in GCM Grosvenor's investment funds was approximately $256.8 million, which includes amounts invested in a GCM Grosvenor investment fund on a non-recourse leveraged basis through a feeder vehicle.

Messrs. Sacks, Levin, Pollock and Malkin and Ms. Hurse (and/or their estate planning vehicles and investment vehicles) hold membership interests in Holdings.

Lease of Principal Headquarters

GCM Grosvenor leases (the "Lease") its principal headquarters in Chicago from 900 North Michigan, LLC, a Delaware limited liability company (the "Landlord"). Mr. Malkin, including his immediate family members, has an economic interest in the Landlord totaling approximately 36% in the aggregate. The term of the Lease expires September 30, 2026. The Lease provides for monthly rent and payment of operating expenses on a triple-net basis. During the year ended December 31, 2022, GCM Grosvenor made lease payments of $6.1 million in satisfaction of its obligations pursuant to the Lease.

Sublease and Services to Holdings

GCM Grosvenor subleases a portion of its principal headquarters in Chicago to Holdings at GCM Grosvenor's cost under its lease. The current term of the sub-lease expires on September 30, 2026 and provides for monthly rent and payment of operating expenses on a triple-net basis. During the year ended December 31, 2022, Holdings made lease payments to GCM Grosvenor of $0.2 million in satisfaction of its obligations pursuant to the sublease.

GCM Grosvenor currently provides additional office space, office support and administrative services, to various persons who provide services, including personal services, primarily to Holdings and its members, including Michael J. Sacks. Holdings does not pay GCM Grosvenor for this use of space and support services. While GCM Grosvenor does not account for these services in the ordinary course and their value is not readily quantifiable, GCM Grosvenor would estimate the value of these services to be in excess of $120,000 for the year ended December 31, 2022. GCM Grosvenor also pays for certain insurance and other benefits for certain of these persons, for which it is reimbursed by Holdings.

Compensation of Immediate Family Member of Stephen Malkin

GCM Grosvenor has employed an immediate family member of Mr. Malkin in a non-executive officer position since August 2019. During the year ended December 31, 2022, Mr. Malkin's family member received total compensation from GCM Grosvenor of approximately $297,000.

Stockholders' Agreement

Upon consummation of the Business Combination, we entered into the Stockholders' Agreement with the GCMH Equityholders and GCM V, pursuant to which, among other things, (i) GCM V was granted rights to designate all seven directors for election to our board of directors (and GCM V and the GCMH Equityholders will vote in favor of such designees) and (ii) GCM V and the GCMH Equityholders agreed to vote their voting shares in favor of any recommendations by our board of directors. Additionally, the Stockholders' Agreement contains certain restrictions on transfer with respect to lock-up shares held by the GCMH Equityholders, including a three-year lock-up of such shares in each case, subject to limited exceptions as contemplated thereby (including that as of the date of this Annual Report on Form 10-K, the GCMH Equityholders may each transfer two-thirds of their lock-up shares until November 17, 2023). The Stockholders' Agreement contemplates that our board of directors will consist of seven directors with the initial chairperson being Michael J. Sacks and also contains certain provisions intended to maintain our qualification as a "controlled company" within the meaning of Nasdaq Listing Rule 5615(c) corporate governance requirements.

Registration Rights Agreement

Upon consummation of the Business Combination, we entered into the Registration Rights Agreement with the CF Sponsor, the GCMH Equityholders and the PIPE Investors. Pursuant to the Registration Rights Agreement, we agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of our common stock and other equity securities that are held by the parties thereto from time to time.

Tax Receivable Agreement

In connection with the consummation of the Business Combination, we used a portion of our assets to acquire equity interests of GCMH both directly from GCMH and from certain pre-Business Combination equity holders in GCMH. We expect these transactions to result in an increase in our share of the tax basis of the assets of GCM Grosvenor. In addition, as a result of the transactions undertaken in connection with the Business Combination, we expect to receive the benefit of existing tax basis in certain intangible assets of GCM Grosvenor. Further, we may obtain an increase in our share of the tax basis of the assets of GCM Grosvenor when a GCMH Equityholder receives shares of our Class A common stock or cash, as applicable, in connection with an exercise of such GCMH Equityholder's right to have common units in GCMH redeemed by GCMH or, at our election, exchanged (which we intend to treat as its direct purchase of common units from such GCMH Equityholder for U.S. federal income and other applicable tax purposes, regardless of whether such common units are surrendered by a GCMH Equityholder to GCMH for redemption or sold upon the exercise of our election to have IntermediateCo acquire such common units directly) (such basis increases, together with the basis increases in connection with the purchase of equity interests of GCMH in connection with the Business Combination, the "Basis Adjustments," and, together with the tax basis in intangible assets referenced above, the "Basis Assets"). The Basis Assets may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Assets may also decrease gains (or increase losses) for tax purposes on future dispositions of certain of GCM Grosvenor's assets. In connection with the transactions described above, we entered into the Tax Receivable Agreement with GCMH and each of the GCMH Equityholders that provides for the payment by us to the TRA Parties of 85% of the amount of certain tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the various transactions that occurred in connection with the Business Combination or in the future that are described above, including benefits arising from the Basis Assets and certain other tax benefits attributable to payments made under the Tax Receivable Agreement. GCMH intends to have in effect an election under Section 754 of the Internal Revenue Code of 1986, as amended, effective for each taxable year in which a redemption or exchange (including for this purpose the purchase of equity interests of GCMH from certain pre-Business Combination equity holders described above) of Grosvenor common units for Class A common stock or cash occurs. The tax benefit payments provided for under the Tax

Receivable Agreement are not conditioned upon one or more of the GCMH Equityholders maintaining a continued ownership interest in GCMH or its affiliates. The GCMH Equityholders rights under the Tax Receivable Agreement are generally assignable.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers.

Independence of the Board of Directors

We are a "controlled company" under the Nasdaq rules. As a result, we qualify for exemptions from, and have elected not to comply with, certain corporate governance requirements under the rules, including the requirements that we have a board that is composed of majority of "independent directors," as defined under the Nasdaq rules, and a compensation committee and a nominating and corporate governance committee that are composed entirely of independent directors. Even though we are a controlled company, we are required to comply with the rules of the SEC and the Nasdaq rules relating to the membership, qualifications and operations of our audit committee.

The Nasdaq rules define a "controlled company" as a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. As of the date of this Annual Report on Form 10-K, the Key Holders control approximately 75% of the combined voting power of the Company's voting stock, and may a control a majority of the voting power of the Company so long as the outstanding Class C common stock represents at least 9.1% of the Company's total outstanding common stock. Accordingly, we qualify as a "controlled company". If we cease to be a controlled company and our Class A common stock continues to be listed on the Nasdaq Global Market, we will be required to comply with the Nasdaq requirements for non-controlled companies by the date our status as a controlled company changes or within specified transition periods applicable to certain provisions, as the case may be.

In making its independence determinations, the Board reviewed and discussed information provided by the directors with regard to each director's business and personal activities and any relationships they have with us and our management. As a result of this review, our board of directors determined that Angela Blanton, Francesca Cornelli, Blythe Masters and Samuel C. Scott III are "independent directors" as defined under the applicable Nasdaq rules, representing four of our seven directors.

In addition, each of the member of the audit committee, Ms. Blanton, Dr. Cornelli, Ms. Masters and Mr. Scott, meet the heightened independence standards required for audit committee members under the applicable Nasdaq rules and SEC rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table summarizes the fees of Ernst & Young LLP, our independent registered public accounting firm, billed to us for the years ended December 31, 2022 and 2021 (dollars in thousands):

	Year Ended December 31,	
Fee Category	**2022**	**2021**
Audit Fees[1]	$ 1,140	$ 1,224
Audit-Related Fees[2]	591	796
Tax Fees[3]	1,375	1,008
All Other Fees[4]	471	45
Total Fees	$ 3,577	$ 3,073

_____

(1) Audit fees consist of fees for the audit of our consolidated financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements.
(2) Audit-related fees consist of other audit and attest services not required by statute or regulation.
(3) Tax fees consist of fees for tax-related services, including tax compliance and tax advice related to transactions.
(4) All other fees consist of due diligence related to potential transactions.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy (the "Pre-Approval Policy") that sets forth the procedures and conditions pursuant to which audit and non-audit services proposed to be performed by the independent auditor may be pre-approved. The

Pre-Approval Policy generally provides that we will not engage Ernst & Young LLP to render any audit, audit-related, tax or permissible non-audit service unless the service is either (i) explicitly approved by the Audit Committee ("specific pre-approval") or (ii) entered into pursuant to the pre-approval policies and procedures described in the Pre-Approval Policy ("general pre-approval"). Unless a type of service to be provided by Ernst & Young LLP has received general pre-approval under the Pre-Approval Policy, it requires specific pre-approval by the Audit Committee or by a designated member of the Audit Committee to whom the committee has delegated the authority to grant pre-approvals. Any proposed services exceeding pre-approved cost levels or budgeted amounts will also require specific pre-approval. For both types of pre-approval, the Audit Committee will consider whether such services are consistent with the SEC's rules on auditor independence. The Audit Committee will also consider whether the independent auditor is best positioned to provide the most effective and efficient service, for reasons such as its familiarity with the Company's business, people, culture, accounting systems, risk profile and other factors, and whether the service might enhance the Company's ability to manage or control risk or improve audit quality. All such factors will be considered as a whole, and no one factor should necessarily be determinative. The Audit Committee periodically reviews and generally pre-approves any services (and related fee levels or budgeted amounts) that may be provided by Ernst & Young LLP without first obtaining specific pre-approvals from the Audit Committee or the Chair of the Audit Committee. The Audit Committee may revise the list of general pre-approved services from time to time, based on subsequent determinations.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements.

The financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data".

(a)(2) Financial Statement Schedules.

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the financial statements or the notes thereto.

(a)(3) Exhibits.

The following is a list of exhibits filed as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
2.1†	Transaction Agreement, dated as of August 2, 2020, by and among CF Finance Acquisition Corp., CF Finance Intermediate Acquisition, LLC, CF Finance Holdings, LLC, Grosvenor Holdings, L.L.C., GCM Grosvenor Holdings, LLC, Grosvenor Capital Management Holdings, LLLP, GCM Grosvenor Management, LLC, Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM V, LLC, and GCM Grosvenor Inc.	8-K/A	001-38759	2.1	08/04/20	
3.1	Amended and Restated Certificate of Incorporation of GCM Grosvenor Inc.	8-K	001-39716	3.1	11/20/20	
3.2	Amended and Restated Bylaws of GCM Grosvenor Inc.	8-K	001-39716	3.2	11/20/20	
4.1	Warrant Agreement, dated December 12, 2018, between Continental Stock Transfer & Trust Company and CF Finance Acquisition Corp.	8-K	001-38759	4.1	12/17/18	
4.2	Description of Securities	10-K/A	001-39716	4.2	05/10/21	
10.1	Stockholders' Agreement	8-K	001-39716	10.1	11/20/20	
10.2	Addendum to Stockholders' Agreement, effective as of November 5, 2021	10-K	001-39716	10.4	02/25/22	
10.3	Amended and Restated Registration Rights Agreement	8-K	001-39716	10.2	11/20/20	
10.4	Addendum to Amended and Restated Registration Rights Agreement, effective as of November 5, 2021	10-K	001-39716	10.2	02/25/22	
10.5	Tax Receivable Agreement	8-K	001-39716	10.3	11/20/20	
10.6	Fifth Amended and Restated Limited Liability Limited Partnership Agreement of Grosvenor Capital Management Holdings, LLLP	8-K	001-39716	10.4	11/20/20	
10.7†	Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	S-4	333-242297	10.5	09/18/20	

		Incorporated by Reference				Filed /
Exhibit Number	**Exhibit Description**	**Form**	**File No.**	**Exhibit**	**Filing Date**	**Furnished Herewith**
10.8†	Amendment No. 1, dated as of August 18, 2016, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	S-4	333-242297	10.6	09/18/20	
10.9†	Amendment No. 2, dated as of April 19, 2017, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	S-4	333-242297	10.7	09/18/20	
10.10†	Amendment No. 3, dated as of August 22, 2017, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	S-4	333-242297	10.8	09/18/20	
10.11†	Amendment No. 4, dated as of March 29, 2018, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCMH GP, L.L.C., GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA, as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	S-4	333-242297	10.9	09/18/20	
10.12†	Amendment No. 5, dated as of February 24, 2021, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Grosvenor Holdings, LLC, GCM, L.L.C., the several lenders from time to time parties thereto, Goldman Sachs Bank USA (the predecessor agent) and Morgan Stanley Senior Funding, Inc. (the successor agent), as administrative agent, collateral agent and swingline lender, BMO Harris Bank N.A., as letter of credit issuer, and Bank of Montreal, Chicago Branch, as letter of credit issuer	10-K/A	001-39716	10.10	05/10/21	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.13†	Amendment No. 6, dated as of June 23, 2021, to the Credit Agreement, dated as of January 2, 2014, among Grosvenor Capital Management Holdings, LLLP, as borrower, Grosvenor Holdings, L.L.C., Grosvenor Holdings II, L.L.C., GCM Grosvenor Management, LLC, GCM Grosvenor Holdings, LLC, GCM, L.L.C., the several lenders from time to time parties thereto, and Morgan Stanley Senior Funding, Inc., as administrative agent, collateral agent and swingline lender	8-K	001-39716	10.1	06/24/21	
10.14†	Purchase and Sale Agreement, dated as of March 4, 2020, by and among Grosvenor Capital Management Holdings, LLLP, CFIG Holdings, LLC, Grosvenor Capital Management, L.P., GCM Investments GP, LLC and Mosaic Acquisitions 2020, L.P.	S-4	333-242297	10.10	10/09/20	
10.15†	Call Agreement, dated as of March 4, 2020, by and among Grosvenor Holdings, LLC and the parties thereto	S-4	333-242297	10.11	10/09/20	
10.16†	Second Amended and Restated Exempted Limited Partnership Agreement of Mosaic Acquisitions 2020, L.P., dated as of March 4, 2020	S-4	333-242297	10.12	10/09/20	
10.17	Investment Funding Agreement, dated as of March 4, 2020, by and among Mosaic Acquisitions 2020, L.P., CFIG Holdings, LLC and Mosaic GP Entity, L.P.	S-4	333-242297	10.13	09/18/20	
10.18#	Third Amended and Restated Employment Agreement, Dated August 2, 2020, by and Among Michael J. Sacks, Grosvenor Capital Management, L.P. and Grosvenor Capital Management Holdings, LLLP	S-4	333-242297	10.15	09/18/20	
10.19#	Amended and Restated Employment and Non-Competition Agreement, Dated July 29, 2020, by and Between Grosvenor Capital Management, L.P. and Jonathan R. Levin	S-4	333-242297	10.16	09/18/20	
10.20#	Employment and Protective Covenants Agreement, by and between Sandra Hurse and Grosvenor Capital Management, L.P	S-4	333-242297	10.17	10/05/20	
10.21#	Amendment to Employment and Protective Covenants Agreement, by and between Sandra Hurse and Grosvenor Capital Management, L.P.	10-K/A	001-39716	10.18	05/10/21	
10.22#	Amended and Restated Employment and Protective Covenants Agreement, by and Between Grosvenor Capital Management, L.P. and Frederick E. Pollock	S-4	333-242297	10.19	10/05/20	
10.23#	Amendment to Employment and Protective Covenants Agreement, by and between Frederick E. Pollock and Grosvenor Capital Management, L.P.	10-K/A	001-39716	10.22	05/10/21	
10.24#	Second Amendment to Amended and Restated Employment and Protective Covenants Agreement, by and between Frederick E. Pollock and Grosvenor Capital Management, L.P.	10-K/A	001-39716	10.23	05/10/21	
10.25#	First Amended and Restated Employment and Protective Covenants Agreement, effective January 1, 2021, by and between Grosvenor Capital Management, L.P. and Pamela L. Bentley	8-K	001-39716	10.1	1/4/2021	
10.26	Form of Subscription Agreement, by and between GCM Grosvenor Inc. and the undersigned subscriber party thereto	10-Q	001-39716	10.1	11/20/20	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
10.27	Sponsor Support Agreement, dated as of August 2, 2020, by and among CF Finance Acquisition Corp., Grosvenor Capital Management Holdings, LLLP, Grosvenor Holdings, L.L.C. and CF Finance Holdings, LLC	8-K/A	001-38759	10.2	8/4/20	
10.28	Forward Purchase Contract, dated December 12, 2018, by and between CF Finance Acquisition Corp. and CF Finance Holdings LLC.	8-K	001-38759	10.4	12/17/18	
10.29	Amendment No. 1 to Forward Purchase Contract, dated August 2, 2020, by and between CF Finance Acquisition Corp. and CF Finance Holdings LLC	8-K/A	001-38759	10.1	8/4/20	
10.30	Form of Indemnification Agreement	8-K	001-39716	10.5	11/20/20	
10.31#	GCM Grosvenor Deferred Compensation Plan	S-4	333-242297	10.20	09/18/20	
10.32#	GCM Grosvenor 2018 Asset Pool Award Plan	S-4	333-242297	10.21	09/18/20	
10.33#	GCM Grosvenor 2017 Asset Pool Award Plan	S-4	333-242297	10.22	09/18/20	
10.34#	GCM Grosvenor Inc. 2020 Incentive Award Plan	S-8	333-251110	99.1	12/04/20	
10.35#	Form of Employee Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement pursuant to GCM Grosvenor Inc. 2020 Incentive Award Plan	10-Q	001-39716	10.1	05/10/22	
10.36#	Form of Employee Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement pursuant to GCM Grosvenor Inc. 2020 Incentive Award Plan (Settlement Options)	10-Q	001-39716	10.1	11/09/22	
10.37#	Form of Non-Employee Director Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Agreement pursuant to GCM Grosvenor Inc. 2020 Incentive Award Plan	10-Q	001-39716	10.2	05/10/22	
10.38#	Grosvenor Capital Management, L.P. OCF III Bonus Plan	S-4	333-242297	10.23	09/18/20	
10.39#	Grosvenor Capital Management, L.P. OCF IV Bonus Plan	S-4	333-242297	10.24	09/18/20	
10.40#	GCM Grosvenor Inc. Non-Employee Director Compensation Policy	10-Q	001-39716	10.4	05/14/21	
10.41#	GCM Grosvenor Inc. Non-Employee Director Compensation Policy (effective as of January 1, 2023)					*
10.42	Office Lease, dated December 17, 2004, between LaSalle Bank National Association and Grosvenor Capital Management, L.P.	S-4	333-242297	10.37	10/09/20	
10.43	First Amendment to Office Lease, dated May 31, 2007	S-4	333-242297	10.38	10/09/20	
10.44	Second Amendment to Office Lease, dated July 1, 2008	S-4	333-242297	10.39	10/09/20	
10.45	Third Amendment to Office Lease, dated August 31, 2009	S-4	333-242297	10.40	10/09/20	
10.46	Fourth Amendment to Office Lease, dated September 1, 2011	S-4	333-242297	10.41	10/09/20	
10.47	Fifth Amendment to Office Lease, dated May 31, 2012	S-4	333-242297	10.42	10/09/20	
10.48	Sixth Amendment to Office Lease, dated January 18, 2013	S-4	333-242297	10.43	10/09/20	
10.49	Seventh Amendment to Office Lease, dated November 30, 2017	S-4	333-242297	10.44	10/09/20	
10.50	Eighth Amendment to Office Lease, dated December 26, 2019	S-4	333-242297	10.45	10/09/20	
21.1	List of subsidiaries of GCM Grosvenor Inc.					*
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm					*
31.1	Chief Executive Officer Certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
31.2	Chief Financial Officer Certifications pursuant to Section 302 of the Sarbanes Oxley Act of 2002					*
32.1	Chief Executive Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
32.2	Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002					**
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document					*
101.SCH	XBRL Taxonomy Extension Schema Document					*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

_____

*   Filed herewith.

**   Furnished herewith.

†   Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Indicates management contract or compensatory plan.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2023

GCM GROSVENOR INC.

By: /s/ Michael J. Sacks
Michael J. Sacks
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael J. Sacks Michael J. Sacks	Chairman of the Board and Chief Executive Officer *(principal executive officer)*	February 23, 2023
/s/ Jonathan Levin Jonathan Levin	President and Director	February 23, 2023
/s/ Pamela L. Bentley Pamela L. Bentley	Chief Financial Officer *(principal financial officer)*	February 23, 2023
/s/ Kathleen P. Sullivan Kathleen P. Sullivan	Chief Accounting Officer *(principal accounting officer)*	February 23, 2023
/s/ Angela Blanton Angela Blanton	Director	February 23, 2023
/s/ Francesca Cornelli Francesca Cornelli	Director	February 23, 2023
/s/ Stephen Malkin Stephen Malkin	Director	February 23, 2023
/s/ Blythe Masters Blythe Masters	Director	February 23, 2023
/s/ Samuel C. Scott III Samuel C. Scott III	Director	February 23, 2023

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Executive Officers

Michael Sacks
Chief Executive Officer

Jonathan Levin
President

Pamela Bentley
Chief Financial Officer

Frederick Pollock
Chief Investment Officer

Sandra Hurse
Chief Human Resources Officer

Directors

Michael Sacks
Chairman
GCM GROSVENOR INC.

Angela Blanton*
Chief Financial Officer
CARNEGIE MELLON UNIVERSITY

Stephen Malkin
President
RANGER CAPITAL CORPORATION

Samuel C. Scott III*
Retired Chairman, President and CEO
CORN PRODUCTS INTERNATIONAL, INC.
(TODAY KNOWN AS INGREDION INC.)

Jonathan Levin
President
GCM GROSVENOR INC.

Dr. Francesca Cornelli*
Dean
NORTHWESTERN UNIVERSITY
KELLOGG SCHOOL OF MANAGEMENT

Blythe Masters*
Founding Partner
MOTIVE PARTNERS

CONTACTS

CORPORATE HEADQUARTERS
900 NORTH MICHIGAN AVENUE, SUITE 1100
CHICAGO, IL 60611
(312) 506-6500

TRANSFER AGENT & REGISTRAR
CONTINENTAL STOCK TRANSFER
& TRUST COMPANY
1 STATE STREET, 30TH FLOOR
NEW YORK, NY 10004-1561

GCM GROSVENOR NEWS
Current shareholder information
is available on our website at
www.gcmgrosvenor.com/public-shareholders

SHAREHOLDER RELATIONS
Stacie Selinger
(312) 506-6583
investorrelations@gcmlp.com

INDEPENDENT AUDITORS
ERNST & YOUNG LLP
CHICAGO, ILLINOIS

STOCK EXCHANGE LISTING
NASDAQ: GCMG, GCMGW

About GCM Grosvenor

GCM Grosvenor (Nasdaq: GCMG) is a global alternative asset management solutions provider with approximately $74 billion in assets under management across private equity, infrastructure, real estate, credit, and absolute return investment strategies. The firm has specialized in alternatives for more than 51 years and is dedicated to delivering value for clients by leveraging its cross-asset class and flexible investment platform. GCM Grosvenor's experienced team of approximately 530 professionals serves a global client base of institutional and high net worth investors.

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